ASSET PURCHASE AGREEMENT

dated

April 30, 2001

by and among

STEINER SPAS USA, INC.

and

BIRMINGHAM DAY SPA, LLC,
57TH STREET DAY SPA, LLC,
GH DAY SPAS, INC.,
GH DAY SPA SECOND STREET, LLC,
TGH, LLC,
THE GREENHOUSE SPA, INC.,
THE STUART MICHAEL KATZOFF TRUST U/D/T DATED OCTOBER 9, 1990, AND
GERALD KATZOFF, LYDIA KATZOFF AND STUART KATZOFF

TABLE OF CONTENTS

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SCHEDULES

<u>SCHEDULES (continued)</u>

EXECUTION COPY

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of April 30, 2001 by and among **STEINER SPAS USA, INC.**, a Florida corporation ("Buyer" as modified pursuant to Section 1.4), **BIRMINGHAM DAY SPA, LLC**, a Pennsylvania limited liability company ("Birmingham"), **57th STREET DAY SPA, LLC**, a New York limited liability company ("57th Street"), **GH DAY SPAS, INC.**, a Pennsylvania corporation and the holder of all of the Capital Stock of 57th Street ("GHDS" and together with Birmingham and 57th Street, the "Spa Sellers", and individually, a "Spa Seller"), **GH DAY SPA SECOND STREET, LLC**, a Pennsylvania limited liability company ("Second Street" and together with the Spa Sellers, the "Operational Sellers", and individually, an "Operational Seller") **THE GREENHOUSE SPA, INC.**, a Pennsylvania corporation ("Greenhouse"and together with the Operational Sellers, the "Sellers", and individually, a "Seller"), **TGH, LLC,** a Pennsylvania limited liability company ("TGH") and the holder of all of the Capital Stock of Greenhouse, **THE STUART MICHAEL KATZOFF TRUST** u/d/t dated October 9th, 1990, an irrevocable trust declared under the laws of the State of Pennsylvania (the "Trust") and the holder of all of the Capital Stock of GHDS, Birmingham and Second Street (each of the Trust, GHDS and TGH are sometimes referred to herein, individually, and as the "Shareholders" and, individually, a "Shareholder"), **GERALD KATZOFF**, a resident of the State of Pennsylvania and trustee of the Trust (the "Trustee"), **LYDIA KATZOFF**, a resident of the State of Pennsylvania, and **STUART KATZOFF**, a resident of the State of Pennsylvania and the sole beneficiary of the Trust (the "Beneficiary"). The Sellers, the Shareholders, the Trustee, the Beneficiary and Lydia Katzoff are sometimes referred to herein, individually, as "Seller Parties" and, individually, a "Seller Party". Certain other capitalized terms used herein are defined in Article XII and throughout this Agreement.

WHEREAS, the Spa Sellers are each engaged in the business of owning and operating various day spas that provide spa and beauty services and products including, massage therapies, facials, aroma therapies and other skin treatments, hair salon services, hair removal (including laser treatment hair removal), fitness training, manicures, pedicures and related services (collectively, the "Business");

WHEREAS, Buyer, desires to purchase from the Spa Sellers, and the Spa Sellers desire to sell to Buyer, Spa Assets (as hereinafter defined) pursuant to the terms set forth herein;

WHEREAS, Greenhouse (i) is the owner of certain domestic and international trademarks and service marks for the name "The Greenhouse" and (ii) has certain trademark applications pending for the name "Greenhouse" and "The Greenhouse Spa" ("The Greenhouse" and all derivative names thereof are collectively referred to herein as the "Greenhouse Mark");

WHEREAS, Buyer desires to purchase from Greenhouse, and Greenhouse desires to sell to Buyer, all of its right, title and interest in and to the Greenhouse Mark and Buyer and Greenhouse desire to enter into a license agreement whereby, Buyer would grant to Greenhouse a limited, non-exclusive license to utilize the Greenhouse Mark in consideration of royalty payments to be made by Greenhouse to Buyer;

WHEREAS, Second Street is the owner of a fifty percent (50%) membership interest (the "Membership Interest") in the Second Street Day Spa, LLC, a Pennsylvania limited liability company (the "Company");

WHEREAS, Buyer desires to purchase from Second Street, and Second Street desires to sell to Buyer, all of Second Street's right, title and interest in and to the Membership Interest; and

WHEREAS, the Shareholders collectively own all of the issued and outstanding Capital Stock of the Sellers and, therefore, will benefit from the transactions described herein and, accordingly, are willing to undertake the obligations described herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1 Purchase and Sale. On the terms and subject to the conditions set forth herein, at Closing, (i) the Spa Sellers shall sell, transfer, assign, convey and deliver to Buyer, on a going concern basis, all of the rights, title and interest of the Spa Sellers in and to all of the tangible and intangible assets and properties of every kind and description related to the Business and owned by the Spa Sellers or in which any of the Spa Sellers has an interest, wherever located, except those assets specifically excluded as provided in Section 1.2 (the "Spa Assets"), (ii) Second Street shall sell, assign, convey and deliver to Buyer, all of its right, title and interest in and to the Membership Interest and (iii) Greenhouse shall sell, assign, convey and deliver to Buyer all of its right, title and interest in and to the Greenhouse Mark (the Greenhouse Mark, the Spa Assets and the Membership Interest are collectively referred to herein as the "Purchased Assets"). Schedule 1.1 identifies (i) all of the machinery, equipment, vehicles, furniture and other personal property that constitute Spa Assets having a fair market value of one hundred dollars ($100.00) or more, (ii) the ownership of such assets, and (iii) the location of such assets. The Spa Assets shall include, but not be limited to, the following:

(a) All of the assets reflected on the Current Balance Sheets, except for SPA Assets disposed of in the ordinary course of business consistent with past practice and for the legitimate business purposes of the Business and the Purchased Assets;

(b) All cash on hand and in bank accounts, cash equivalents and investment accounts, whether short-term or long-term, of the Spa Sellers;

(c) All prepaid and deferred items of the Spa Sellers, including without limitation, prepaid rentals, insurance, taxes and unbilled charges and deposits relating to the Business;

(d) All receivables of the Spa Sellers, including all trade accounts receivables, notes receivable, receivables from manufacturers, insurance companies, service contract providers and any other vendors or suppliers of the Spa Sellers and all claims of the Spa Sellers for money due and owing;

(e) All inventories, including, raw materials, supplies, work-in-process, finished goods, goods on consignment and other materials included in the inventories of the Spa Sellers, including products under development, demonstration equipment, office and other supplies, parts, packaging materials and other accessories related thereto which are held at, or are in transit from or to, the location at which the Business is conducted, or located at customers' premises on consignment or otherwise (the "Inventories");

(f) All of the rights under the Governmental Approvals held by the Spa Sellers;

(g) All machinery, equipment (including equipment subject to the Capital Leases), vehicles, furniture, fixtures, office equipment and other personal property owned or used by the Spa Sellers in connection with the Business except for the Excluded Assets;

(h) All of the interest of and the rights and benefits accruing to any of the Spa Sellers as lessee under the Real Property Leases and any leases of machinery, vehicles, containers, equipment, tools, furniture and fixtures and other fixed assets used in connection with the Business;

(i) All Proprietary Rights owned or held by any of the Spa Sellers;

(j) All of the interests, rights and benefits accruing to any of the Spa Sellers under any franchise contracts, sales orders, sales contracts, supply contracts, service agreements, purchase orders and purchase commitments made by any of the Spa Sellers in the ordinary course of business, all other agreements to which any of the Spa Sellers is a party or by which it is bound in the ordinary course of business (except to the extent such contracts and agreements constitute Excluded Liabilities);

(k) All lists of suppliers and other vendors, correspondence and other document files; computer software; manuals or business procedures; inventions; improvements, trade secrets, technical knowledge, know how and other proprietary or confidential information used in or relating to the Businesses of the Spa Sellers including related procedures, files and manuals and all source and object codes and documentation related thereto;

(l) All of the Spa Sellers' rights, claims, rights of offset or causes of action against third parties, including, without limitation, those (i) arising under warranties from vendors and others in connection with the assets, properties and business to be sold hereunder or (ii) relating to any of the Assumed Liabilities but excluding any rights, claims, rights of offset or causes of action related to any Excluded Assets or Excluded Liabilities;

(m) All books and records (including all data and other information stored on discs, tapes or other media) of the Spa Sellers relating to any of their assets, properties, business and operations;

(n) All interest in and to all telephone, telex, web site addresses, domain names, and telephone facsimile numbers and telephone and other directory listings utilized by the Spa Sellers in connection with the Business; and

(o) All other tangible and intangible property, assets and rights of every kind or nature owned by the Spa Sellers or used by the Spa Sellers in the operation of the Business, whether or not specifically referred to in this Agreement and whether or not reflected on the books of the Spa Sellers as assets.

1.2 Excluded Assets. The Purchased Assets shall not include those assets specifically included on Schedule 1.2, such Schedule to include only the corporate minute books and stock transfer books and the corporate seal of the Spa Sellers and Greenhouse, Employee Benefit Plans and any contract not assumed by Buyer and all fixtures, furniture and equipment in Ambler, PA (collectively, the "Excluded Assets").

1.3 Further Assurances; Post-Closing Cooperation; Third Party Rights.

(a) (i) At any time or from time to time after the Closing, at Buyer's request and without further consideration, any Seller Party shall execute and deliver to Buyer and its Affiliates such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Buyer may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to Buyer, and to confirm Buyer's title to, all of the Purchased Assets, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of the Business and the Purchased Assets and to assist Buyer in exercising all rights with respect thereto, and otherwise to any Seller Party to fulfill its obligations under this Agreement and any documents related hereto.

(ii) Effective on the Closing Date, each Seller Party hereby constitutes and appoints Buyer the true and lawful attorney of such Seller Party, with full power of substitution, in the name of such Seller Party or Buyer, but on behalf of and for the benefit of Buyer; provided, prior to acting on behalf of any Seller Party, Buyer will notify appropriate Seller Party, and such Seller Party will have 15 days to accomplish any of the following itself: (A) to demand and receive from time to time any and all of the Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (B) to institute, prosecute, compromise and settle any and all actions or proceedings that Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets, (C) to defend or compromise any or all actions or proceedings in respect of any of the Purchased Assets; and (D) to do all such acts and things in relation to the matters set forth in the preceding clauses (A) through (C) as Buyer shall deem desirable. Each Seller Party hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason. Buyer shall indemnify and hold harmless each Seller Party from any and all Liabilities caused by or arising out of any breach by Buyer in its exercise of such power of attorney.

(iii) To the extent that any contract or license being purchased by Buyer hereunder is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof. The Parties shall use their best efforts to obtain the consent of such other party to the assignment of any such contract or license to Buyer in all cases in which such consent is or may be required for such assignment. If any such consent shall not be obtained, each Seller Party shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits intended to be assigned to Buyer under the relevant contract or license, including enforcement at the cost and for the account of Buyer of any and all rights of any Seller Party against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise. If and to the extent that such arrangement cannot be made, Buyer shall have no obligation with respect to any such contract or license. The provisions of this Section 1.3(a)(iii) shall not affect the right of Buyer not to consummate the transactions contemplated by this Agreement if the condition to its obligations hereunder contained in Section 8.1 has not been fulfilled.

(b) The assumption by Buyer of the Assumed Liabilities, and the transfer thereof by the Seller Parties, shall in no way expand the rights or remedies of any third party against Buyer or any Seller Party as compared to the rights and remedies which such third party would have had against any Seller Party had Buyer not assumed such liabilities. Without limiting the generality of the preceding sentence, the assumption by Buyer of the Assumed Liabilities shall not create any third party beneficiary rights.

1.4 Intangibles Buyer. Each of the parties acknowledge and agree that at the Closing a to be formed wholly-owned subsidiary of Steiner will be purchasing, pursuant hereto, certain of the Purchased Assets relating to intangible assets, including the Greenhouse Mark, goodwill, all other proprietary rights, know-how, customer and vendor lists, non-compete covenants and other Purchased Assets, as determined by Buyer, and the Consideration attributable to such Purchased Assets will be paid for by, or on behalf of such Entity, at Closing. From and after the Closing, the defined term "Buyer" shall refer to Steiner USA Day, Spas, Inc., a Florida corporation, and this newly formed wholly-owned Subsidiary of Steiner, and all obligations of the Buyer from and after the Closing Date shall be joint and several among these two entities.

ARTICLE II

CONSIDERATION; ASSUMED LIABILITIES; CLOSING

2.1 Consideration.

(a) The consideration to be paid by Buyer, whether at Closing or after Closing, in exchange for the Purchased Assets and the covenants not to compete set forth in Section 11.1 (the "Consideration") shall be equal to an amount not to exceed Thirty Million Seven Hundred Fifty Thousand Dollars and No Cents ($30,750,000.00) payable in cash and Steiner Securities in accordance with Sections 2.1(b), 2.4 and 2.7-2.9 below. The Cash Holdback Amount (as defined below) shall be retained by Buyer to secure the adjustments to the Consideration pursuant to Section 2.4 and the indemnification obligations in Article X. Buyer shall have no fiduciary duties with respect to the Holdback Amount. To the extent that any portion of the Holdback Amount has not been used by Buyer to satisfy obligations under Section 2.4 or Article X, then Buyer agrees to deliver the remaining Holdback Amount to the Sellers on the later of (a) March 31, 2002 or (b) five days after the date on which any disputes with respect to the Closing Date Purchase Price adjustments are resolved pursuant to Section 2.4, provided that in the event that Buyer has provided notice to the Seller Parties of a claim for indemnification under Article X on or prior to such date, then Buyer may retain the portion of the Holdback Amount Buyer deems necessary, acting reasonably, to satisfy such indemnification obligations of the Seller Parties.

(b) At the Closing, Buyer shall pay as directed by the Sellers at least 7 days prior to Closing, on behalf of all Sellers, in full satisfaction thereof, the Consideration due on the Closing Date as follows (the "Closing Date Purchase Price"):

(i) in cash, by wire transfer of immediately available funds, in an amount equal to Twenty-Four Million Seven Hundred Fifty Thousand Dollars and No Cents ($24,750,000.00), minus (i) the amounts required to be paid under that certain note, dated as of the date hereof made by TGH in favor of Steiner U.S. Holdings, Inc., in the initial principal amount of Three Million Six Hundred and Twenty Five Thousand Dollars and No Cents ($3,625,000.00) (including all related loan documents, the "TGH Indebtedness"), and (ii) all Indebtedness, as of the Closing which creates a Lien on any Purchased Asset or in any way restricts the ability of any Seller Party to consummate the transactions contemplated thereby, other than the Capital Leases (the "Seller Indebtedness"), (iii) $750,000 in cash (the "Cash Holdback Amount"), and (iv) the legal fees and expenses relating to the TGH Indebtedness referred to in Section 8.1(s); and

(ii) in a number of shares (rounded to the nearest whole number) of voting common stock, par value (U.S.) $.01 per share, of Steiner Leisure Limited (the "Steiner Common Stock") equal to the number of shares determined by dividing (y) Three Million Dollars and No Cents ($3,000,000.00) by (z) the average closing sale price of a share of Steiner Common Stock as quoted on the NASDAQ Stock Market ("NASDAQ") for the five consecutive trading days which precede the third trading day which is immediately prior to the Closing Date, as reported (absent manifest error in the printing thereof) by the Wall Street Journal (Eastern Edition) (the "Average Closing Sale Price"). No fractional shares of Steiner Common Stock will be issued (the shares of Steiner Common Stock issued pursuant to this Section (the "Steiner Closing Date Shares"). It being understood that Buyer will hold, on behalf of Sellers, One Million Two Hundred Fifty Thousand Dollars and No Cents ($1,250,000.00) of Steiner Closing Date Shares (valued in accordance with the first sentence of this Section) as security for Sellers' indemnification Obligations set forth in Article X below (the "Stock Holdback Amount," and together with the Cash Holdback Amount, the "Holdback Amount").

(c) At the Closing, in consideration of the covenants not to compete set forth in Section 11.1, the Parties will apportion an amount of the Closing Date Purchase Price as determined by an independent appraiser selected pursuant to Section 2.6 (the "Non-Compete Consideration").

2.2 Assumed Liabilities. As of the Closing, Buyer shall assume, satisfy and agree to discharge only those liabilities and obligations of the Spa Sellers accruing after the Closing Date with respect to the contracts set forth on Schedule 2.2 relating to Real Property Leases (to the extent said contracts are properly assigned to Buyer), and the personal property under Capital Leases, laser service contracts and gift certificates; provided, the liabilities for gift certificates and hair removal services shall not exceed $4 million (collectively, the "Assumed Liabilities").

2.3 Excluded Liabilities. Buyer shall not assume or be obligated to pay, perform or otherwise discharge any liability or obligation of the Sellers, direct or indirect, known or unknown, absolute or contingent, whether or not relating to or arising from the Purchased Assets or any rights transferred by the Sellers to Buyer pursuant to the provisions hereof, (all such liabilities or obligations not being assumed being herein called the "Excluded Liabilities") including, but not limited to, the following:

(a) All TGH Indebtedness and Seller Indebtedness;

(b) Any liabilities of the Sellers in respect of Taxes of the Seller Parties;

(c) Any liabilities in respect of Taxes applicable to the Purchased Assets for all periods or activities of the Sellers ending on or before the Closing Date, regardless of when assessed and including any interest or penalties thereon;

(d) Any intercompany payables and other liabilities or obligations of the Sellers to any of their Affiliates or any of the Shareholders or their Affiliates except those set forth in Schedule 2.2;

(e) Any costs and expenses incurred by the Seller Parties incident to the negotiation and preparation of this Agreement and their performance and compliance with the agreements and conditions contained herein;

(f) Any liabilities or obligations in respect of any Excluded Assets;

(g) All liabilities and obligations arising on or prior to the Closing Date which are related to, associated with or arising out of (i) the occupancy, operation, use or control of any real property used by any of the Sellers on or prior to the Closing Date, unless such constitute Leased Premises and the Real Property Leases are assigned as set forth in Section 4.19(c); or (ii) the operations or businesses of any of the Sellers on or prior to the Closing Date, in each case incurred under or imposed by any Environmental Laws;

(h) All liabilities and obligations arising from or in connection with any tortious conduct or purported tortious conduct of the Sellers or any representative of the Sellers;

(i) All liabilities and obligations under any Employee Benefit Plan, any Employment Agreement or any other plans or arrangements for the benefit of any current or former employees of the Sellers or any Affiliate thereof;

(j) Any other liabilities or obligations of the Sellers which arise or are asserted or incurred by reason of events, acts or transactions occurring, or the operation of their respective businesses, on or prior to the Closing Date that are not included in Section 2.2;

(k) any liability or obligation relating to any default under any of the Assumed Liabilities to the extent such default existed prior to, at, or as a result of, the Closing; or

(l) any liability, including any obligation to defend or answer, any of the Litigation listed on Schedule 4.13.

2.4 Purchase Price Adjustment. Attached hereto as Schedule 2.4 is a balance sheet reflecting the Working Capital of the Business and the Purchased Assets as of March 31, 2001, as agreed upon by Buyer and the Seller Parties. At least five (5) Business Days prior to Closing, (i) the Seller Parties shall cause to be delivered to Buyer a detailed written determination of the estimated Closing Date balance sheet reflecting the Working Capital of the Business and the Purchased Assets as of the Closing (the "Estimated Closing Date Balance Sheet") which estimate shall be attached as an Exhibit to the closing statement prepared by the Buyer and the Sellers with respect to the transactions contemplated hereby (the "Closing Statement"), and (ii) the Buyer and the Sellers shall estimate by mutual agreement the amount of the adjustment to the Closing Date Purchase Price as of the Closing Date based upon any difference equal to or greater than five percent (5%) between the Schedule 2.4 and the Estimated Closing Date Balance Sheet other than differences arising in the ordinary course consistent with past practice, and including with respect to the payment of payables only those which are current (within 30 days) (such estimated amount is referred to herein as the "Estimated Amount"). Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers a determination (the "Determination") of the actual amount of the adjustment to the Closing Date Purchase Price (which actual amount is referred to herein as the "Preliminary Actual Amount"), including the basis for such Determination set forth in reasonable detail, prepared in accordance with the items included in Schedule 2.4 and the Estimated Closing Date Balance Sheet. If, within thirty (30) days after the date on which the Determination is delivered to Sellers, Sellers shall not have given written notice to Buyer setting forth in reasonable detail any objection of Sellers to such Determination, then such Determination shall be final and binding upon the Parties and the Preliminary Actual Amount shall be deemed the "Final Actual Amount". In the event that Sellers give written notice of any objection to such Determination within such 30-day period, Buyer and Sellers shall use all reasonable efforts to resolve the dispute within thirty (30) business days following the receipt by Buyer of such written notice from the Sellers. If the Parties are unable to reach an agreement as to the actual adjustment to the Closing Date Purchase Price within such 30-day period, the matter shall be submitted to a mutually agreed upon "big five" certified public accounting firm (the "Settlement Accountant") for determination of the Final Actual Amount to be made within 45 days after submission, and the determination of the Settlement Accountant shall be final and binding upon Buyer and the Seller Parties. Buyer and Sellers shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute. If the Final Actual Amount is higher than the Estimated Amount so that the Consideration paid to Sellers pursuant to Section 2.1 should have been reduced at the Closing, then such amount shall be deemed to be Indemnifiable Damages under Article X hereof and Buyer may set off against and recoup from any Cash Holdback Amount the difference between the Final Actual Amount and the Estimated Amount or take any other action or exercise any other remedy available to it by appropriate legal proceedings to recover such amount.

2.5 Tax Treatment. The parties intend that the transaction contemplated hereby be treated for tax purposes as taxable under Section 1001 of the Code.

2.6 Allocation of Consideration. The allocation of the Consideration, including the Non-Compete Consideration, plus the Assumed Liabilities will be allocated by agreement of the Parties prior to the Closing. Buyer shall promptly select an independent appraiser to assist the

Parties in determining the allocation. The Parties agree to adhere to the allocations determined in accordance with this Section 2.6 for all purposes, including financial accounting and for the payment of all Tax Returns filed subsequent to the Closing Date, including the determination by the Sellers of total gain or loss on the sale of the Purchased Assets hereunder, and the determination by Buyer of its Tax basis with respect to the Purchased Assets. Promptly upon receipt of the appraisal from the independent appraiser the allocation schedule will be prepared by Buyer and shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the regulations thereunder. The Seller Parties agree that promptly after receiving the allocation schedule, it shall, if it finds that the allocation schedule is reasonable and prepared in accordance with said Section 1060, sign the allocation schedule and return an executed copy thereof to Buyer; and in that event, the Parties each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the agreed upon allocation schedule; and in that event, the Parties agree to provide the other promptly with any other information required to complete Form 8594.

2.7 Deferred Consideration. The Sellers shall be entitled to deferred consideration (the "Deferred Consideration") as set forth below, payable as provided in Section 2.9:

(a) In the event that EBITDA (as defined below) for the period from the Closing Date to December 31, 2001 (the "First Period") is greater or equal to zero (0), the Sellers shall be entitled to receive Steiner Shares equal to One Million Dollars ($1,000,000) valued as of the Closing Date in accordance with Section 2.1(b)(ii).

(b) In the event that EBITDA for the period from January 1, 2002 to December 31, 2002 (the "Second Period") is greater or equal to One Million Dollars ($1,000,000) (the "Second Period Target Amount"), the Sellers shall be entitled to receive Steiner Shares equal to One Million Dollars ($1,000,000) valued as of the Closing Date in accordance with Section 2.1(b)(ii); provided, to the extent EBITDA for the Second Period is less than the Second Period Target Amount but equal to or greater than Eight Hundred Thousand Dollars ($800,000). Sellers shall be entitled to receive that number of Steiner Shares (valued as of the Closing Date in accordance with Section 2.1(b)(ii)) with a value equal to EBITDA for the Second Period. Sellers will not be entitled to receive any Deferred Consideration for the Second Period to the extent EBITDA for such period is less than Eight Hundred Thousand Dollars ($800,000); Additionally, to the extent that EBITDA for the Second Period is equal to or greater than Four Million Dollars ($4,000,000), the Sellers shall be entitled to receive an option to purchase 100,000 shares of Steiner Common Stock in accordance with Steiner's Amended and Restated 1996 Share Option and Incentive Plan.

(c) In the event EBITDA for the period from January 1, 2003 to December 31, 2003 (the "Third Period") is greater or equal to Three Million Dollars ($3,000,000) (the "The Third Period Target Amount"), the Sellers shall be entitled to receive Steiner Shares equal to One Million Dollars ($1,000,000) valued as of the Closing Date in accordance with Section 2.1(b)(ii); provided, to the extent EBITDA for the Third Period is less than the Third Period Target Amount but equal to or greater than Two Million Four Hundred Thousand Dollars ($2,400,000), Sellers shall be entitled to receive that number of Steiner Shares (valued as of the Closing Date in accordance with Section 2.1(b)(ii)) with a value equal to the percentage under One Million Dollars ($1,000,000) corresponding to the amount that EBITDA for the Third Period is less than the Third Period Target Amount. By way of example, if EBITDA for the Third Period is Two Million Seven Hundred Thousand Dollars ($2,700,000) (ninety percent (90%) of Third Period Target Amount), Sellers would receive Steiner Shares (valued as of the Closing Date in accordance with Section 2.1(b)(ii)) with a value equal to Nine Hundred Thousand Dollars ($900,000), ninety percent (90%) of One Million Dollars ($1,000,000). Sellers will not be entitled to receive any Deferred Consideration for the Third Period to the extent EBITDA for such period is less than Two Million Four Hundred Thousand Dollars ($2,400,000). Additionally, to the extent that EBITDA for the Third Period is equal to or greater than Six Million Dollars ($6,000,000), the Sellers shall be entitled to receive an option to purchase 100,000 shares of Steiner Common Stock in accordance with Steiner's Amended and Restated 1996 Share Option and Incentive Plan.

2.8 EBITDA Determination. Within ninety (90) days after the end of each of the First Period, Second Period and Third Period, Buyer shall cause to be prepared and delivered to Sellers a statement (each, a "Deferred Consideration Statement"), prepared by Buyer acting in good faith, setting forth the Deferred Consideration, if any, with respect to such period, computed in accordance with this Article II. During the 30-day period following the delivery of the Deferred Consideration Statement. Sellers will be permitted to review Buyer's working papers (and all other financial information reasonably requested by Sellers directly) relating to the Deferred Consideration Statement. The Deferred Consideration Statement shall become final and binding on the parties hereto on the tenth day following delivery thereof to Sellers unless the Sellers give written notice of disagreement ("Notice of Disagreement") to Buyer prior to said date. Any Notice of Disagreement shall specify in sufficient detail the nature of any disagreement so asserted, including the specific dollar amount of the Sellers' determination of EBITDA for such period and the basis therefore. If a Notice Disagreement is received by Buyer in a timely manner, then the Deferred Consideration Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any difference they may have with respect to any matter specified in the Notice of Disagreement or (y) the date the disputed matters are finally resolved by the Settlement Accountant (selected as set forth in Section 2.4). During the thirty (30) day period following the delivery of the Notice of Disagreement, the Parties shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement. If, at the end of such thirty (30) day period, the Parties have not reached agreement on such matters, the matters which remain in dispute shall be promptly submitted to the Settlement Accountant for review and resolution. The Settlement Accountant shall render a decision resolving the matters in dispute within thirty (30) days following their submission to such Settlement Accountant by deciding that either the decision of the Sellers or that of Buyer or a position in between those positions (but not higher or lower) is correct with respect to any particular matter. Except as set forth in the next sentence, the cost of any arbitration (including the fees and expenses of the Settlement Accountant) pursuant to this Article II shall be borne by the party whom the Settlement Accountant determines is least correct, in the aggregate, with respect to the matters that the Settlement Accountant has settled. The fees and disbursements of the Sellers incurred in connection with the Notice of Disagreement shall be borne by the Sellers, and the fees and disbursements of Buyer in connection with the preparation of the Deferred Consideration Statement shall be borne by Buyer.

2.9 Payment. If after any Deferred Consideration Statement becomes final and binding on the parties hereto, Deferred Consideration is payable with respect to such period Buyer shall make payment to the Sellers by delivering to the Sellers the indicated amount of Steiner Shares in the name of the Person(s) requested by Sellers. Any payment of Deferred Consideration shall be deemed to be a part of the Consideration. To the extent that Buyer has provided notice to the Seller

Parties of a claim for indemnification under Article X on or prior to such date payment is due, then Buyer may retain any portion of the Deferred Consideration to satisfy such indemnification obligations of the Selling Parties.

As used herein, "EBITDA", shall mean, for any period, the net income or loss before interest income, interest expense, depreciation, amortization, income taxes, and amortization, and net of all operating expenses, minus general and administrative expenses, sales taxes, commissions and finance charges of the eleven (11) day spas currently under lease for any period; provided, however, that there shall be excluded from any such earnings (i) any extraordinary gains or losses (including losses resulting from the development and opening of new day spas), (ii) any gains or losses resulting from the sale, conveyance or other disposition of assets (other than inventory in the ordinary course of business), (iii) any gains or losses from the issuance of securities, (iv) any earnings of any entity acquired by Buyer or any Affiliate of Buyer through purchase, merger, consolidation or otherwise (after the Closing Date), and (v) other than the effects on inventory sold in the ordinary course of business, the effects of any adjustments resulting from the application of accounting principles governing accounting for business combinations; provided, further, that in determining EBITDA all inter-company charges and allocations shall be determined in a manner consistent with the current practices of Buyer and its Affiliates; provided, further still, that EBITDA for any period shall not be reduced due to (x) all transaction costs with respect to the acquisition of the Purchased Assets from the Seller Parties, or (y) salaries and bonuses paid to executive management of Buyer or its Affiliates and to anyone else who is not a full-time employee engaged in the direct operation of the Purchased Assets.

2.10 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Akerman, Senterfitt & Eidson, P.A., Miami, Florida on May 31, 2001, or at any other place, time or date as is mutually agreed to by the Parties as soon as practicable after fulfillment of all of the conditions to the Closing as set forth in Article VIII (effective 12:01 a.m. on such date of Closing, the "Closing Date").

2.11 Inability to Assign Leases. In the event that, on or before the Closing Date, the Seller Parties fail to obtain consents for the assignment (the nature and terms of said assignment to be in accordance with Section 4.19(c)) to Buyer of the leases with respect to any of the properties identified on Schedule 2.11 or any of such properties is not in full operation as a result of fire or other casualty and such non-operation is likely to continue for a period of 10 days (such properties where the consents are not obtained or are non-operational resulting from fire or other casualty, are referred to, collectively as the "Non-Transferred Properties"), then, the Buyer shall have the following options: (i) if such Non-Transferred Properties, in the aggregate, have a Relative Value (as defined below) in excess of thirty percent (30%) of the Consideration, then Buyer shall have the right to terminate this Agreement or (ii) Buyer shall have the right to reduce the cash portion of the Consideration by an amount equal to the aggregate of the Relative Value of each of the Non-Transferred Properties. Notwithstanding the foregoing, in the event that the 57th Street property listed on Schedule 2.11 (the "New York Property"), is one of the Non-Transferred Properties, then Buyer shall have the right to terminate this Agreement. "Relative Value" means, with respect to a Non-Transferred Property, a dollar amount which shall be calculated as follows: first, multiply the Consideration times a percentage equal to 100% less than the Trademark Percentage (as defined below); then, multiply the resulting dollar amount so obtained by the percentage indicated next to the Non-Transferred Property in question on Schedule 2.11 (each a

"Listed Percentage"). With respect to the New York Property, the Listed Percentage shall be deemed to be the percentage indicated with respect to that property on Schedule 2.11. For purposes of this Section 2.11, "Trademark Percentage" means the lesser of (i) the value of the Greenhouse Mark as a percentage of the total value of all of the Spa Assets as agreed to by the Parties pursuant to Section 2.6 and (ii) fifty percent (50%).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Shareholders, jointly and severally, represents and warrants to Buyer as follows:

3.1 Organizational Status. GHDS is a corporation and TGH is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and the Trust is a duly organized, validly formed and validly existing trust, and each has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. There is no pending or, to the knowledge of any Shareholder, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of either GHDS, TGH or the Trust.

3.2 Power and Authority of the Shareholders; Enforceability. Each Shareholder has the legal capacity and power and authority (a) to execute each Transaction Document to which it is a party and (b) to perform its obligations under each such Transaction Document. Such Shareholder has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of its obligations under such Transaction Documents and the consummation of the transactions contemplated by such Transaction Documents. Each such Transaction Document, when executed and delivered by such Shareholder, will constitute, the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as that enforceability may be (x) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (y) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

3.3 No Conflicts or Litigation. The execution, delivery and performance by each Shareholder of each Transaction Document to which it is a party do not and will not (a) violate or conflict with any Governmental Requirement, (b) conflict with, result in a breach of, or constitute a default under any of its Charter Documents, (c) conflict with, cause to be void or voidable, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by such Shareholder under any agreement or instrument to which such Shareholder is a party or by which any Shareholder is bound, (d) result in the creation of any Lien, upon any of the Capital Stock of Sellers or upon any revenues, income or profits of such Shareholder therefrom or (e) terminate or give any party thereto the right to terminate any such agreement or instrument. No Litigation is pending or, to the knowledge of such Shareholder, threatened to which such Shareholder is or may become a party which (x) questions or involves the validity or enforceability of any of the obligations of any Shareholder under any Transaction Document or (y) seeks (or reasonably may be expected to seek) (i) to prevent or delay the consummation by such Shareholder of the transactions contemplated by this Agreement to be consummated by such Shareholder or (ii) damages in connection with any consummation by such Shareholder of the transactions contemplated by this Agreement.

3.4 **Consents**. Except as set forth on Schedule 3.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority and instrumentality or court of competent jurisdiction) by such Shareholder (a) in order to authorize or permit the consummation by such Shareholder of the transactions contemplated by each Transaction Document to which it is a party or (b) under or pursuant to any Governmental Approval held by or issued to such Shareholder (including, without limitation, educational, environmental, health, safety and operating permits and licenses) by reason of any Transaction Document to which it is a party or the consummation of the transactions contemplated hereby and thereby.

3.5 **No Commissions**. No Shareholder has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

3.6 **Control of Related Businesses**. Each Seller Party is not, alone or with one or more other Persons, an Affiliate of any Entity that operates or owns a business or trade (other than the Business) that (a) is engaged in any line of business which is the same as or similar to the Business or (b) is a party to any existing Contract with any Operational Seller.

3.7 **Capital Stock of the Shareholders.** The Trust is the sole owner of all of the outstanding Capital Stock of GHDS and TGH, Gerald Katzoff is the sole trustee of the Trust and Stuart Katzoff is the sole beneficiary of the Trust.

3.8 **Charter Documents and Records; No Violation**. Each Shareholder has caused true, complete and correct copies of its Charter Documents, as applicable, each as in effect on the date hereof, and its minute books and similar corporate or other Entity records to be delivered to Buyer. No breach or violation of any Charter Document of such Shareholder has occurred.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Seller Parties, jointly and severally, represents and warrants to Buyer as follows:

4.1 **Organization**. Schedule 4.1 sets forth the Organization State of each of the Sellers. Each of GHDS and Greenhouse (a) is a corporation duly organized, validly existing and in good standing under the laws of its Organization State, (b) has all requisite corporate power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted and (c) is duly qualified and in good standing as a foreign corporation in all jurisdictions in which it owns or leases property or in which the carrying on of its business as now conducted so requires. Each of Birmingham, 57th Street and Second Street (x) is a limited liability company duly organized, validly existing and in good standing under the laws of its Organization State, (y) has all requisite limited liability company power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted and (z) is duly qualified and in good standing as a foreign limited liability company in all jurisdictions in which it owns or leases property or in which the carrying on of its business as now conducted so requires.

4.2 Qualification. Schedule 4.2 lists all the jurisdictions in which each of the Operational Sellers is authorized or qualified to own or lease and to operate its properties or to carry on its business as now conducted, and none of the Operational Sellers owns, leases or operates any properties, or carries on its business, in any jurisdiction not listed in Schedule 4.2.

4.3 Charter Documents and Records; No Violation. The Sellers have caused true, complete and correct copies of their respective Charter Documents, as applicable, each as in effect on the date hereof, and their respective minute books and similar corporate or other Entity records, to be delivered to Buyer. No breach or violation of any Charter Document of the Sellers has occurred.

4.4 No Conflicts or Litigation. The execution, delivery and performance by each Seller of each Transaction Document to which it is a party do not and will not (a) violate any Governmental Requirement (b) conflict with, result in a breach of or constitute a default under any of the Charter Documents of the Sellers, (c) conflict with, cause to be void or voidable, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by any of the Sellers under, any agreement or instrument to which any Seller is a party or by which any Seller is bound, (d) result in the creation of any Lien upon any of the assets of any of the Sellers under any such agreement or instrument or (e) terminate or give any party thereto the right to terminate any such agreement or instrument. No Litigation is pending or, to the knowledge of the Seller Parties, threatened to which any of the Sellers are or may become a party which (x) questions or involves the validity or enforceability of any of the obligations of any of the Sellers under any Transaction Document or (y) seeks (or reasonably may be expected to seek) (i) to prevent or delay the consummation by any Seller of the transactions contemplated by any Transaction Document to which it is a party or (ii) damages in connection with any consummation by any Seller of the transactions contemplated by any Transaction Document to which it is a party.

4.5 Consents. Except as set forth in Schedule 4.5, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by the Sellers (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents or (b) under or pursuant to any Governmental Approval held by or issued to the Sellers (including, without limitation, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

4.6 **No Commissions**. None of the Sellers has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

4.7 **Authorization and Enforceability**.

(a) The execution, delivery and performance by the Sellers of each Transaction Document to which such Seller is a party, and the effectuation of the transactions contemplated hereby and thereby, are within such Seller's power under its Charter Documents and the Governmental Requirements of its Organization State and have been duly authorized by all proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and the applicable Governmental Requirements of its Organization State.

(b) This Agreement has been, and each of the other Transaction Documents to which any of the Sellers is a party, when executed and delivered to the other parties thereto, will have been, duly executed and delivered by it and is, or when so executed and delivered will be, its legal, valid and binding obligation, enforceable against such Seller in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

4.8 **No Defaults**. No condition or state of fact exists, or, with the giving of notice or the lapse of time or both, would exist, which (a) entitles any holder of any outstanding Indebtedness, or any Guaranty not constituting Indebtedness, of the Sellers, or a representative of that holder, to accelerate the maturity, or require a mandatory prepayment, of that Indebtedness or Guaranty, or affords that holder or its representative, or any beneficiary of that Guaranty, the right to require any of the Sellers to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform that Guaranty in whole or in part, (b) entitles any Person to obtain any Lien upon any properties or assets constituting any part of the business of the Sellers (or upon any revenues, income or profits of any of the Sellers therefrom) or (c) constitutes a violation or breach of, or a default by the Sellers under, any Material Agreement of the Sellers.

4.9 **No Subsidiaries**. Except as set forth in Schedule 4.9, none of the Sellers owns, of record or beneficially, directly or indirectly through any Person, nor controls, directly or indirectly through any Person or otherwise, any Capital Stock or any option, warrant or right to acquire Capital Stock of any Entity.

4.10 **Capital Stock of the Sellers and the Company**. Other than the rights of Thermolase Corporation, to purchase ten percent (10%) of the shares or other equity interest in the Katzoff Business Spa pursuant to a Warrant dated June 28, 2000 (the "Thermolase Warrant") which is being canceled prior to Closing, as of the Closing no Lien will exist on any outstanding Capital Stock of the Operational Sellers or the Company. The authorized Capital Stock of the Sellers and the Company, and the only shares of such Capital Stock that have ever been issued are the shares or equity interests set forth in Schedule 4.10. Other than as set forth on Schedule 4.10, and certain convertible securities held by one holder which are cancelable unilaterally by the Seller Parties, there are no outstanding (a) securities or instruments convertible into, or exercisable for any of the Capital Stock of the Sellers or the Company or any other Person issued by the Sellers or the Company or to which the Sellers or the Company are parties; (b) options, warrants, subscriptions or other rights to acquire Capital Stock of the Sellers or the Company; or (c) commitments, agreements or understandings of any kind to which any of the Sellers or the Company is a party, including employee benefit arrangements, relating to the issuance or repurchase by the Sellers or the Company of any Capital Stock, any such securities or instruments convertible into or exchangeable for Capital Stock of the Sellers or the Company, or any such options, warrants or rights. All of the issued and outstanding shares of Capital Stock of each of the Sellers and the Company (a) have been duly authorized and validly issued in accordance with the applicable Governmental Requirements of the Organization State and Charter Documents of the Sellers and the Company, as applicable, and (b) are fully paid and nonassessable. None of the Sellers or the Company has issued or sold any of its outstanding Capital Stock in breach or violation of (a) any applicable statutory or contractual preemptive rights, or any other rights of any kind (including any rights of first offer or refusal), of any Person or (b) the terms of any options, warrants or rights to acquire its Capital Stock which then were outstanding. Schedule 4.10 sets forth the ownership of all of the Capital Stock of the Sellers and the Company. No Person other than the Shareholders has any right to vote on any matter as to which the holders of Capital Stock of the Sellers have a right to vote.

4.11 Predecessor Status; etc. Schedule 4.11 lists all the legal and assumed names of all of the Predecessors of the Sellers for the past three years, including the names of any Entities from which the Sellers previously acquired material assets. Except as disclosed in Schedule 4.11, none of the Sellers has been a Subsidiary or division of another corporation or a part of an acquisition that later was rescinded.

4.12 Related Party Agreements. Schedule 4.12 sets forth all Related Party Agreements in effect on the date hereof.

4.13 Litigation, etc. Other than as set forth on Schedule 4.13, no Litigation or complaints to any Governmental Authority or to the Better Business Bureau or similar entity are pending or, to the knowledge of the Seller Parties, threatened to which (a) any of the Sellers or the Company is a party or (b) relates to the Sellers or the Company and to which any of the Sellers or the Company is or may become a party. None of the Litigation set forth on Schedule 4.13 could result in any material adverse change in the business, financial condition, operations, results of operations, or future prospects of the Business of the Purchased Assets. No Seller Party (or employees with responsibility for litigation matters) has any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against any Seller Party. Schedule 4.13 also sets forth a general description of all matters as to which the Sellers or the Company have retained outside counsel, independent auditors, accountants, or tax advisors since January 1, 1998 relating to the Business or the Purchased Assets.

4.14 Disclosure. The Sellers have provided Buyer with copies of all documents in the possession or control of the Sellers or the Company that are Material to the business operations or financial condition of the Sellers or the Company, as the case may be. All information that has been made available to Buyer by or on behalf of the Sellers or the Company prior to the date of this Agreement, including the Schedules attached hereto, in connection with the transactions contemplated hereby is, taken together, true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to provide Buyer with Information that is complete in all material respects as to the business, assets, prospects, financial condition and results of operations of the Sellers or the Company.

4.15 Compliance With Laws.

(a) Each of the Sellers and the Company: (i) possesses, or, if required by the applicable Environmental Laws (including those relating to the maintenance, repair or servicing of appliances, equipment or other products containing chlorofluorocarbons or hydrochlorofluorocarbons) and Professional Codes, one or more of its employees as required by those Environmental Laws and Professional Codes possesses, all necessary Governmental Approvals required for the operation of the Business as presently conducted and (ii) are in compliance in all material respects with the terms and conditions of all Governmental Approvals necessary for the ownership or lease and the operation of such Seller's or the Company's properties (including all the facilities and sites it owns or holds under any lease) and the operation of the business as presently conducted. Schedule 4.15 attaches all the Governmental Approvals so possessed. All the Governmental Approvals so listed are valid and in full force and effect and, none of the Sellers has received, nor to the knowledge of the Seller Parties, has any employee of the Sellers received, any notice from any Governmental Authority of its intention to, nor is there any basis for a Government Authority to cancel, terminate, suspend or not renew any of those Governmental Approvals. None of the Governmental Approvals will be canceled, terminated, suspended or not renewed as a result of the execution of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

(b) Each of the Sellers, the Company and the Predecessors has been and continues to be in compliance in all material respects with all Governmental Requirements applicable to it or any of its presently or previously owned or operated properties (including all the facilities and sites now or previously owned or held by it under any lease), businesses or operations, including all applicable Governmental Requirements under ERISA, Environmental Laws and Professional Codes. None of the Sellers, the Company nor any of the Predecessors has received, nor has any employee of the Sellers or the Company received, any notice from any Governmental Authority which asserts, or raises the possibility of assertion of, any noncompliance with any of those Governmental Requirements and no condition or state of facts exists which would provide a valid basis for any such assertion of non-compliance.

4.16 Environmental Matters.

(a) The Sellers (as defined in clause (g) below) are and have at all times been in full compliance with all Environmental Laws (as defined in clause (g) below) governing the Business and the Purchased Assets, including, without limitation: (i) all requirements relating to the Discharge (as defined in clause (g) below) and Handling (as defined in clause (g) below) of Hazardous Substances (as defined in clause (g) below); (ii) all requirements relating to notice, record keeping and reporting; (iii) all requirements relating to obtaining and maintaining Licenses (as defined in clause (g) below) for the ownership of the Purchased Assets and the operation of the Business as presently conducted, including Licenses (as defined in clause (g) below) relating to the Handling and Discharge of Hazardous Substances; and (iv) all applicable writs, orders, judgements, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

(b) There are no (and, to the knowledge of the Sellers, there is no basis for any) non-compliance orders, warning letters, notices of violation, claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations or proceedings pending or, to the knowledge of the Sellers, threatened against or involving the Business or the Purchased Assets, issued by any Governmental Authority or third party with respect to any Environmental Laws or Licenses issued to the Sellers thereunder in connection with, related to or arising out of the ownership by the Sellers of the Purchased Assets or the operations of the Business, which have not been resolved to the satisfaction of the issuing Governmental Authority or third party in a manner that would impose any continuing obligation on the Buyer.

(c) In connection with the Business, none of the Sellers has Handled or Discharged, nor has it directed or arranged for any third party to Handle or Discharge, Hazardous Substances to, at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Substances; (ii) any real property currently or previously owned or operated by the Sellers; or (iii) any site which, pursuant to any Environmental Laws, (x) has been placed on the National Priorities List or its state equivalent, or (y) the United States Environmental Protection Agency or the relevant state agency or other Governmental Authority has notified the Sellers that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state equivalent. There has not occurred, nor is there presently occurring, a Discharge, or threatened Discharge, of any Hazardous Substance on, into or beneath the surface of, or adjacent to, any real property currently or previously owned or operated by the Sellers in an amount requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws.

(d) Schedule 4.16(d) identifies the operations and activities, and locations thereof, which have been conducted or are being conducted on any real property currently or previously owned or operated by the Sellers which have involved the Handling or Discharge of Hazardous Substances.

(e) The Sellers do not use, nor have the Sellers used, any Aboveground Storage Tanks (as defined in clause (g) below) or Underground Storage Tanks (as defined in clause (g) below), and there are not now nor have there ever been any Underground Storage Tanks beneath any real property currently or previously owned or operated by the Sellers that are required to be registered under applicable Environmental Laws.

(f) Schedule 4.16(f) identifies (i) all environmental audits, assessments or occupational health studies undertaken by the Sellers or its agents or, to the knowledge of the Sellers, undertaken by any Governmental Authority, or any third party, relating to or affecting the Business or any real property currently or previously owned or operated by the Sellers in connection with the Business; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by the Sellers or its agents or, to the knowledge of the Sellers, undertaken by any Governmental Authority or any third party, relating to or affecting the Business or any real property currently or previously owned or operated by the Sellers in connection with the Business which indicate the presence of Hazardous Substances at levels requiring a notice or report to be made to a

Governmental Authority or in violation of any applicable Environmental Laws; (iii) material written communications between the Sellers and any Governmental Authority arising under or related to Environmental Laws; and (iv) outstanding citations issued under OSHA, or similar state or local statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, relating to or affecting either the Business or any real property currently or previously owned or operated by the Sellers in connection with the Business.

(g) For purposes of this Section 4.16, the following terms shall have the meanings ascribed to them below:

"Aboveground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Aboveground Storage Tanks.

"Sellers" mean any or all of the Seller Parties, the Company and any of either of their Affiliates.

"Discharge" means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into any medium including, without limitation, ground water, surface water, soil or air.

"Environmental Laws" means all currently existing federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where the Sellers conduct the Business, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. э9601, et seq. (collectively "CERCLA"); the Solid Waste Disposal Act, as heretofore amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. э6901 et seq. (collectively "RCRA"); the Hazardous Materials Transportation Act, as heretofore amended, 49 U.S.C. э1801, et seq.; the Clean Water Act, as heretofore amended, 33 U.S.C. э1311, et seq.; the Clean Air Act, as heretofore amended (42 U.S.C. э7401-7642); the Toxic Substances Control Act, as heretofore amended, 15 U.S.C. э2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as heretofore amended, 7 U.S.C. э136-136y ("FIFRA"); the Emergency Planning and Community Right-to-Know Act of 1986 as heretofore amended, 42 U.S.C. э11001, et seq. (Title III of SARA) ("EPCRA"); and the Occupational Safety and Health Act of 1970, as heretofore amended, 29 U.S.C. э651, et seq. ("OSHA").

"Handle" means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms are further defined in any Environmental Law, of any Hazardous Substances.

"Hazardous Substances" shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, including without limitation, chemicals, compounds, by-products, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws or which are regulated, listed or controlled by, under or pursuant to any Environmental Laws.

"Licenses" means all licenses, certificates, permits, approvals and registrations.

"Underground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as heretofore amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Underground Storage Tanks.

4.17 Liabilities and Obligations. Except as set forth in Schedule 4.17, none of the Operational Sellers or the Company has liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, except (a) to the extent reflected or taken into account in the Current Balance Sheet of such Operational Seller or the Company, as the case may be, or that will not be paid or discharged as of the Closing Date and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of such Operational Seller's Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any Litigation). Schedule 4.17 also lists and describes, for each of the Operational Sellers and the Company each of its outstanding secured and unsecured Guaranties not constituting its Indebtedness and, for each of those Guaranties, whether any Shareholders or Affiliate of any Shareholder is a Person whose obligation is covered by such Guaranty and, if such Guaranty is secured by any property or asset of the Sellers or the Company, the nature of that security. No default has occurred or is continuing (as such term is defined in such relevant liability or obligation) under the liabilities and obligations of the Operational Sellers listed on Schedule 4.17. The Greenhouse has not defaulted and no event of default is continuing (as such term is defined in such relevant liability or obligation) under any of its existing liabilities or obligations.

4.18 Receivables. All of the Receivables (as hereinafter defined) of each Operational Seller and the Company are valid and legally binding, represent bona fide transactions and arose in the ordinary course of business of such Operational Seller and or the Company, as the case may be. All of the Receivables of each Operational Seller and the Company are good and collectible receivables, and will be collected in full in accordance with the terms of such Receivables (and in any event within six (6) months following the Closing), without setoff or counterclaims, subject to the allowance for doubtful accounts, if any, set forth on the Current Balance Sheet of such Operational Seller. For purposes of this Agreement, the term "Receivables" means all notes and receivables of each Operational Seller and the Company, including all trade account receivables arising from the provision of services, sale of inventory, notes receivable, and insurance proceeds receivable. The detailed agings of the Receivables as of the date of the Current Balance Sheets are as set forth on Schedule 4.18. Neither the Company nor any Operational Seller has, or will accelerate or decelerate collection of Receivables (or payment of any Receivable) at any time prior to Closing.

4.19 Real Properties.

(a) None of the Operational Sellers or the Company owns any parcels of real property. Schedule 4.19(a) sets forth a list of all leases, licenses or similar agreements for the use or occupancy of real property to which any of the Operational Sellers is a party ("Real Property Leases"), copies of which have previously been furnished to Buyer, in each case setting forth: (a) the lessor and lessee thereof and the date and term of each of such leases, (b) the legal description, if known, including street address, of each property covered thereby (the "Leased Premises"), and (c) a brief description (including size and function) of the principal improvements and buildings thereon.

(b) With respect to each Real Property Lease, (i) each is in full force and effect and, to the knowledge of the Seller Parties, is valid and binding on the lessor party thereto, (ii) no Person other than the Operational Sellers are in possession of any portion of the Leased Premises, (iii) each lessor is a Person who is not an Affiliate of any Selling Party and (iv) no event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default by any of the Operational Sellers under any of such leases and there is no breach or anticipated breach by any other party to such leases.

(c) Seller Parties reasonably believe that they will be able to assign the Real Property Leases in a manner that will not result in the termination of any Real Property Leases and will not result in any modification in any of the terms of any Real Property Lease including the following: (i) modification in the term of any Real Property Lease, (ii) an increase in any amounts due under Real Property Lease, (iii) the elimination or modification of any applicable renewal option or (iv) any modification in any requirements relating to any applicable security deposit (it being understood that Steiner will be willing to provide parent guarantees and Buyer will replace any and all security deposits or letters of credit each of which shall not exceed the current amount of said security deposits or letters of credit at such property).

(d) The fixed assets of each of the Operational Sellers and the Company utilized in the Business are located on the Leased Premises and are maintained in accordance with reasonable commercial operating practices and are adequate for the purposes for which they presently are being used or held for use, ordinary wear and tear excepted.

(e) There are no (i) pending or, to the knowledge of the Seller Parties, threatened condemnation proceedings relating to the Leased Premises; (ii) pending or, to the knowledge of the Seller Parties, threatened litigation or administrative actions relating to the Leased Premises; or (ii) other matters materially adversely affecting the current use or occupancy of the Leased Premises.

(f) All facilities located on the Leased Premises and utilized by Operational Sellers and the Company (i) have received all approvals of Governmental Authorities (including licenses and permits) (A) required to be obtained by the Sellers or the Company, as the case may be or (B) to the knowledge of the Seller Parties, otherwise required to be obtained in connection with the operation thereof and (ii) have been operated and maintained in accordance with applicable laws, rules and regulations.

(g) All facilities located on the Leased Premises and utilized by Operational Sellers are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, all of which services are (i) to the knowledge of the Seller Parties, adequate in accordance with all applicable laws, ordinances, rules and regulations and (ii) adequate for the operation of the Business as conducted by the Operational Sellers and the Company.

(h) There are no service or management contracts, equipment, labor or material contracts, maintenance or repair contracts or other agreements (other than the Real Property Leases) that are in force and effect and that affect the Real Property or the operation, repair or maintenance which are not cancelable within 30 days notice by either party. Such service contracts are in full force and effect in accordance with their respective terms and no breach of any of the service contracts has occurred which would give any party thereto the right to terminate such service contract or impose on the Purchased Assets, Buyer, the Operational Sellers or the Company any penalty. The Seller Parties reasonably believe that assignment of the service contracts will not result in the termination of any service contracts and pursuant to this Agreement will not result in any modification in any terms of any service contract including the following (i) modification in the term of any service contract or any underlying lease, (ii) an increase in any amounts due under any service contract or any underlying lease, (iii) the elimination or modification of any applicable renewal option or (iv) any modification in any requirements relating to any applicable security deposit.

(i) No action has been taken, or inaction occurred, and none of the Operational Sellers or the Company has received notice from any insurance carrier of any defects or inadequacies in the Real Property or any portion thereof which would adversely affect the insurability of the Leased Premises or the cost of insurance covering any portion of the Leased Premises.

4.20 Other Tangible Assets.

(a) Schedule 4.20(a) discloses all leases, including capital leases, under which the Operational Sellers are leasing their respective properties, plant and equipment and other tangible assets other than the Leased Premises. Copies of each of such leases have been provided to Buyer and (i) each of those leases is valid and binding on the lessor party thereto and (ii) no Person other than the Operational Sellers has any rights of a lessee thereunder.

(b) All the Purchased Assets are in good working order and good condition, ordinary wear and tear excepted, and adequate for the purposes for which they presently are being used or held for use.

(c) As of the Closing, Buyer will have good, valid and marketable title to all of the Purchased Assets with full power to sell, transfer and assign the same free and clear of any Lien (other than the Purchased Assets subject to Capital Leases). There are no properties or assets, tangible or intangible, owned by any Person other than the Sellers which are used in connection with the Business operated by the Sellers.

4.21 Proprietary Rights. Each of the Sellers owns free and clear of all Liens, or has the legal right to use, all Proprietary Rights that are necessary to the conduct of the Business as now conducted, in each case free of any claims or infringements. Schedule 4.21 lists these Proprietary

Rights and (b) indicates those owned by the Sellers and, for those not listed as so owned, the agreement or other arrangement pursuant to which they are possessed. Except as set forth in Schedule 4.21, (a) no consent of any Person will be required for the use of any of these Proprietary Rights by Buyer or any Affiliate of Buyer following the Closing and (b) no governmental registration of any of the Proprietary Rights has lapsed or expired or been canceled, abandoned, opposed or the subject of any reexamination request, and none of the Seller Parties are aware of any proposals or threatened action with respect to the foregoing. Greenhouse own(s) the Greenhouse Mark free and clear of all Liens (other than the lien by Frost National Bank which will be released at Closing), and from and after Closing Buyer will own the Greenhouse Mark free and clear of all Liens (other than the License Agreement referred to in Section 7.11) and have the right to use the Greenhouse Mark throughout the United States subject only to the Greenhouse License Agreement referred to in Section 7.11. No one other than Greenhouse, including any other Seller and any of their respective Affiliates, has any rights, title to or interest in the Greenhouse Mark.

4.22 Relations With Governments, etc. None of the Sellers, the Company nor any of the Predecessors has made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office which would cause such Seller or the Company to be in violation of any Governmental Requirement.

4.23 Commitments. Schedule 4.23 sets forth a complete list of each of the following to which any of the Sellers or the Company is a party and by which the Purchased Assets and Business are bound and which presently remains executory in whole or in any part:

(a) each partnership, joint venture or cost-sharing agreement;

(b) each guaranty or suretyship, indemnification or contribution agreement or performance bond;

(c) each instrument, agreement or other obligation evidencing or relating to Indebtedness of any of the Sellers or to money lent or to be lent to another Person;

(d) each agreement to purchase or sell real or personal property;

(e) each agreement for the acquisition or provision of services, supplies, equipment, Inventories, fixtures or other property involving more than $5,000 in the aggregate;

(f) each agreement containing any noncompetition agreement or covenant;

(g) forms of all agreements entered into in the ordinary course of business of the Sellers or the Company and with respect to each such form of agreement, the names of the parties thereto, the dates thereof and any variance from the terms of the form in question; and

(h) each other agreement or commitment not made in the ordinary course of business.

True, correct and complete copies of all written documents with respect to the agreements and other commitments described above, and true, correct and complete written descriptions of all oral agreements and other commitments described above, have heretofore been delivered or made available to Buyer. There are no existing or asserted defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute defaults or events of default under any of the agreements and other commitments described above by any of the Operational Sellers or the Company or, to the knowledge of the Seller Parties, any other party thereto. No penalties have been incurred, nor are amendments pending, with respect to the agreements and other commitments described above. The agreements and commitments listed above are in full force and effect and are valid and enforceable obligations of the Operational Sellers, and, to the knowledge of the Seller Parties, the other parties thereto in accordance with their respective terms, and no defenses, off-sets or counterclaims have been asserted or, to the knowledge of the Seller Parties, may be made by any party thereto (other than by the Sellers), nor has any of the Operational Sellers or the Company, as the case may be, waived any rights thereunder. No Seller Party is subject to any non-competition agreements or other restrictions prohibiting the operation of the Business in any way other than as set forth in lease between the UCF Hotel Venture and GHDS, dated September 12, 2000. All payments due under that certain SoftLight License Agreement between Thermolase Corporation and GHDS, dated June 1999, have been paid and no default or event of default exists under said license agreement.

4.24 Inventories. With respect to each of Operational Sellers: all Inventories consist of a quality and quantity usable and saleable in the ordinary course of business except for (a) obsolete items, (b) items of below-standard quality or (c) items for which it has, or in accordance with GAAP should have, established a reserve on its Current Balance Sheet for obsolescence or unmerchantability (clauses (a) through (c) collectively, the "Impaired Inventory") all of which items of Impaired Inventory, as of the Current Balance Sheet Date, have been written off, written down or adequately reserved against to their net realizable value on its Current Balance Sheet. Each of the Operational Sellers has, and will through the Closing Date continue to have, adequate quantities and types of Inventories to enable it to conduct its businesses consistent with past practices and anticipated operations. None of the Operational Sellers depends on any single vendor for any of its Inventories.

4.25 Insurance. Schedule 4.25 sets forth a list of all insurance policies carried by the Sellers (the "Insurance Policies"). The Insurance Policies provide coverage for the matters covered thereby in amounts and on terms that are adequate for the Business as currently conducted by the Sellers. Except as set forth in Schedule 4.25, there have been no claims by the Sellers under any insurance policies for the most recently ended three policy years. The Operational Sellers and the Company have provided Buyer with: (a) a complete list of all worker's compensation claims with respect to the Operational Sellers and the Company for the most recently ended three policy years; and (b) true, complete and correct copies of all Insurance Policies, all of which (i) have been issued by insurers of recognized responsibility and (ii) currently are, and will remain without interruption through the Closing Date, in full force and effect. No insurance carried by the Operational Sellers and the Company has been canceled by the insurer, and none of the Operational Sellers or the Company has been denied insurance coverage during the past three (3) years. During the past three (3) years none of the Seller Parties has received any notice or other communication from any issuer of any Insurance Policy of any cancellation or termination thereof or any material increase in any deductibles, retained amounts or the premiums payable thereunder, and, to the knowledge of the Seller Parties, no such cancellation, termination or increase in deductibles, retainages or premiums is threatened.

4.26 Employee Matters.

(a) Employees; Compensation. Schedule 4.26(a) sets forth a complete list of the names, titles, location of employment and rates of annual cash compensation, at the Current Balance Sheet Date and at the date hereof (and the portions thereof attributable to salary or the equivalent, fixed bonuses, discretionary bonuses and other cash compensation, respectively), of all employees, nonemployee officers, nonemployee directors and consultants and independent contractors of each of the Operational Sellers and the Company.

(b) Employment Agreements. Neither the Operational Sellers nor the Company has any Employment Agreements that are remaining executory in whole or in part. None of the Operational Sellers or the Company is a party to any oral Employment Agreement other than oral promises with respect to the compensation reflected in Schedule 4.26(a).

(c) List of Employee Benefit Plans. Schedule 4.26(c) contains a true and complete list of each Employee Benefit Plan. Neither any Seller or the Company has any liability with respect to any Employee Benefit Plan other than the Employee Benefit Plans set forth on Schedule 4.26(c).

(d) Multiemployer Plans. None of the Sellers or any ERISA Affiliates of the Sellers participate currently, and have never participated in, and are not required currently and have never been required to contribute to or otherwise participate in any Multiemployer Plan

(e) Pension Plans. Schedule 4.26(e) sets forth each Employee Benefit Plan that is or at any time was a Pension Plan. Except as set forth in Schedule 4.26(e), none of the Sellers, the Company or ERISA Affiliates of the Sellers or the Company participate currently and have never participated in and are not required currently and have never been required to contribute to or otherwise participate in any plan, program or arrangement subject to Title IV of ERISA. There are no unfunded benefit liabilities within the meaning of Section 4001(a)(16) of ERISA with respect to any Pension Plan of the Sellers or the Company, as determined under reasonable actuarial assumptions. No Pension Plan of the Sellers or the Company subject to the requirements of Section 412 of the Code or Section 302 of ERISA has incurred an "accumulated funding deficiency" (as defined in such applicable section and any regulations thereunder), whether or not waived. No liability to the Pension Benefit Guaranty Corporation, other than payment of required premiums (all of which have been paid), have been incurred by the Sellers, the Company or ERISA Affiliates with respect to any Pension Plan of the Sellers or the Company. The Sellers, the Company and ERISA Affiliates have not taken any action to terminate any Pension Plan of the Sellers or the Company or any action that would have resulted in a partial termination of any Pension Plan. No "reportable event" (as defined in ERISA and the regulations thereunder, but excluding any event for which the thirty day notice requirement has been waived) has occurred or is continuing to occur with respect to any Pension Plan.

(f) Employee Benefit Plans. With respect to each Employee Benefit Plan: (i) each has been administered in compliance with its terms and with all applicable laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending or threatened against any such plan, the trustee or fiduciary of any such plan, the Sellers, the Company or any assets of any such plan; (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the IRS and the Department of Labor; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no "prohibited transaction", within the meaning of ERISA or the Code, or breach of any duty imposed on "fiduciaries" pursuant to ERISA has occurred; (vi) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the respective Current Balance Sheet of the Operational Sellers or the Company and will be properly accrued on the books and records of the Operational Sellers or the Company as of the Closing; (vii) no such plan has any unfunded liabilities which are not reflected on the respective Current Balance Sheets of the Operational Sellers or the Company; (viii) none of the Sellers, the Company or any ERISA Affiliates of the Sellers or the Company are subject to (or expected to be subject to) an excise tax under Code Section 497; (ix) none of the Sellers, the Company or any ERISA Affiliates of the Sellers or the Company have engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (x) with respect to Welfare Plans qualifying as "group health plans" under Section 4980B of the Code or Sections 607(l) or 609 of ERISA and related regulations, the Sellers, the Company, all Predecessors and the Shareholders have complied (and at the Closing Date will have complied) in all material respects with all reporting, disclosure, notice, election and other benefit continuation and coverage requirements imposed thereunder as and when applicable to those plans, and none of the Sellers nor the Company has incurred (or will incur) any direct or indirect liability or is (or will be) subject to any loss, assessment, excise tax penalty, loss of federal income tax deduction or other sanction, arising on account of or in respect of any direct or indirect failure by the Sellers, the Company or any Shareholder, at any time prior to the Closing Date, to comply with any such federal or state benefit continuation or coverage requirement, which is capable of being assessed or asserted before or after the Closing Date directly or indirectly against the Sellers, the Company, any Shareholder, Buyer or any Affiliate of Buyer with respect to any of those group health plans; (xi) the Sellers, the Company and the Shareholders have complied (and at the Closing Date will have complied) in all material respects with the Health Insurance Portability and Accountability Act of 1996; and (xii) no Welfare Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(g) Copies of Plans. True and accurate copies of each Employee Benefit Plan together with all current trust agreements, the most recent annual reports on Form 5500, the most recent financial statements, the most recent actuarial reports, all IRS favorable determination letters, all current summary plan descriptions and summaries of material modifications for such plans have been furnished to the Buyer. In the case of any unwritten Employee Benefit Plan, a written description of such plan has been furnished to the Buyer. All amendments required to bring any Employee Benefit Plan into conformity with any applicable provisions of ERISA and the Code have been duly adopted.

(h) Code Status. With respect to each Employee Benefit Plan intended to qualify under Code Section 401(a) or 403(a), (i) the IRS has issued a favorable determination letter, which has not been revoked, that any such plan is tax-qualified and each trust created thereunder has been determined by the IRS to be exempt from federal income tax under Code Section 501(a); (ii) nothing has occurred or will occur through the Closing which would cause the loss of such qualification or exemption or the imposition of any penalty or tax liability; (iii) no reportable event (within the meaning of Section 4043 of ERISA) has occurred; (iv) there has been no termination or partial termination of such plan within the meaning of Code Section 411(d)(3); and (v) the present value of all liabilities under any such plan will not exceed the current fair market value of the assets of such plan (determined using the actuarial assumption used for the most recent actuarial valuation for such plan).

(i) No Claims. The Buyer will not suffer any loss, cost or liability as a result of any claim that the Sellers, the Company or ERISA Affiliates of the Sellers or the Company have not complied with their respective obligations with respect to the Employee Benefit Plans.

(j) No Leased Employees. There are no leased employees or independent contractors within the meaning of Section 414(n) of the Code who perform services for the Operational Sellers or the Company.

(k) Excise Taxes; Damages and Penalties. No act, omission or transaction has occurred which would result in the imposition on the Sellers or the Company of (i) breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) a civil penalty assessed pursuant to subsection (c), (i) or (1) of Section 502 of ERISA or (iii) any excise tax under applicable provisions of the Code with respect to any Employee Benefit Plan.

(l) Employee Policies and Procedures. The Sellers have provided Buyer with copies of all written Employee Policies and Procedures and a written description of all material unwritten Employee Policies and Procedures.

(m) Unwritten Amendments. No unwritten amendments have been made, whether by oral communication, pattern of conduct or otherwise, with respect to any of the Employment Agreements, Other Compensation Plans or Employee Policies and Procedures.

(n) Labor Compliance. Each of the Sellers, the Company and the Predecessors have been, and each of the Sellers and the Company is in compliance in all material respects with all applicable Governmental Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, and none of the Sellers or the Company is liable for any arrears of wages or penalties for failure to comply with any of the foregoing. None of the Sellers or the Company and none of the Predecessors thereof has engaged in any unfair labor practice or discriminated on the basis of race, color, religion, sex, national origin, age, disability or handicap in its employment conditions or practices. There are no (i) unfair labor practice charges or complaints or racial, color, religious, sex, national origin, age, disability or handicap discrimination charges or complaints pending or, to the knowledge of the Seller Parties, threatened against the Sellers or the Company before any Governmental Authority (nor, to the knowledge of the Seller Parties, does any valid basis therefor exist) or (ii) existing or, to the knowledge the Seller Parties, threatened labor strikes, disputes, grievances, controversies or other labor troubles affecting any of the Sellers or the Company (nor, to the knowledge of the Seller Parties, does any valid basis therefor exist) including any claim or threatened claim against the Sellers or the Company by any employee of the Sellers or the Company, as the case may be.

(o) Unions. None of the Sellers, the Company nor any Predecessor, nor any ERISA Affiliate of any thereof has ever been a party to any agreement with any union, labor organization or collective bargaining unit, (ii) no employees of the Sellers or the Company are represented by any union, labor organization or collective bargaining unit and (iii) to the knowledge of the Seller Parties, none of the employees of the Sellers or the Company has threatened to organize or join a union, labor organization or collective bargaining unit.

(p) Change of Control Benefits. None of the Sellers or the Company is a party to any agreement, or has established any policy, practice or program, requiring it to make a payment or provide any other form of compensation or benefit or vesting rights to any person performing services for the Sellers or the Company which would not be payable or provided in the absence of this Agreement or the consummation of the transactions contemplated by this Agreement, including any payment under Section 280G of the Code.

(q) Retirees. None of the Sellers or the Company has any obligation or commitment to provide medical, dental or life insurance benefits to or on behalf of any of its employees who may retire or any of its former employees who have retired except as may be required pursuant to the continuation of coverage provisions of Section 4980B of the Code and the applicable parallel provisions of ERISA.

(r) Welfare Trusts. Any trust funding an ERISA Employee Benefit Plan of the Sellers or the Company, which is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of that section and has received a favorable determination letter from the IRS regarding that exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way that would adversely affect that exempt status.

4.27 Taxes.

(a) All Returns required to be filed with respect to any Tax for which the Sellers or the Company are liable have been duly and timely filed with the appropriate Taxing Authority, each Tax shown to be payable on each such Return has been paid, and each Tax payable by the Sellers or the Company has been timely paid and with respect to all Taxes for which any of the Operational Sellers is liable, but the payment of which is not yet due, such Taxes shall be accrued for in the determination of Working Capital of the Operational Sellers or the Company as contemplated by Section 2.4. The Returns reflect accurately in all respects the Tax liabilities of the Sellers and the Company required to be reflected therein.

(b) No Liens for Taxes exist upon the Purchased Assets except Liens for Taxes which are not yet due.

(c) None of the Sellers nor the Company is, or ever has been, subject to Tax in any jurisdiction outside of the United States.

(d) No audit or Litigation with respect to any Tax for which the Sellers or the Company are asserted to be liable is pending or, to the knowledge of the Seller Parties, threatened and no basis which the Sellers or the Company or any Seller believes to be valid exists on which any claim for any such Tax can be asserted against the Sellers or the Company.

(e) There are no requests for rulings or determinations in respect of any Taxes pending between the Sellers or the Company and any Taxing Authority.

(f) No extension of any period during which any Tax may be assessed or collected and for which the Sellers or the Company is or may be liable has been granted to any Taxing Authority.

(g) All amounts required to be withheld by the Sellers or the Company and paid to governmental agencies for income, social security, unemployment insurance, sales, excise, use and other Taxes have been collected or withheld and paid to the proper Taxing Authority. The Sellers and the Company have made all deposits required by law to be made with respect to employees' withholding and other employment Taxes.

(h) No Tax (including any sales or use tax, property tax, non-recurring intangible tax, documentary stamp tax or other excise tax) relating in any way to the Seller Parties or the Company, the actions or inactions of the Seller Parties or the Company or the conduct of any business by any the Seller Parties or the Company, including the conduct of business with the Purchased Assets prior to the Closing Date, will be payable by Buyer by virtue of the transactions contemplated by this Agreement.

(i) The Company is treated as a partnership for federal tax purposes and has never been classified as a corporation or association taxed as a corporation for such purposes.

(j) True, correct and complete copies of all income and sales Tax Returns filed by or with respect to the Sellers and the Company for the past three (3) years have been furnished or made available to Buyer.

4.28 Absence of Changes. Since the Current Balance Sheet Date, except as set forth in Schedule 4.28, none of the following has occurred with respect to any of the Sellers or the Company:

(a) any circumstance, condition, event or state of facts (either singly or in the aggregate), which has caused, is causing or will cause a Material Adverse Effect;

(b) any Restricted Payment;

(c) any increase in, or any commitment or promise to increase, the rates of cash compensation to any employee of, or consultant to, the Sellers or the Company as of the date hereof, or the amounts or other benefits paid or payable under any Employee Pension Benefit Plan or Other Compensation Plan, except for ordinary and customary bonuses and salary increases for employees (other than the Seller Parties or their family members) at the times and in the amounts consistent with its past practice;

(d) any distribution, sale or transfer of, or any commitment to distribute, sell or transfer, any of its assets or properties of any kind which singly is, or in the aggregate are, Material to the business of the Sellers, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices (but excluding therefrom any distributions, sales or transfers to the Seller Parties, their family members or Affiliates;

(e) [intentionally omitted];

(f) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring consent of any Person to the transfer and assignment of any such assets, property or rights;

(g) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of its business and consistent with its past practices;

(h) any waiver of any of its rights or claims that singly is or in the aggregate with waivers of other rights or claims are Material to any of the Sellers;

(i) any transaction or series of related transactions by it outside of the ordinary course of its business or not consistent with its past practices;

(j) any incurrence by it of any Indebtedness or any Guaranty not constituting its Indebtedness, or any commitment to incur any Indebtedness or any such Guaranty;

(k) any investment in the Capital Stock, options, warrants, rights to acquire the Capital Stock or the Indebtedness of any Person other than short-term certificates of deposit of a commercial bank or trust company;

(l) any (i) capital expenditure or series of related capital expenditures totaling, together with other capital expenditures or series of related capital expenditures of the Sellers in excess of $30,000; or commitments by the Sellers to make capital expenditures totaling in excess of $30,000 (unless approved by Buyer in advance);

(m) any cancellation or termination of a Material Agreement;

(n) any change made in the Company's Charter Documents;

(o) any making or any pledging to make any charitable or other capital contribution; or

(p) any (i) change in, assumptions underlying or method of calculating, any bad debt, contingency tax or other reserves, (ii) change in accounting practices, methods or assumptions (including changes in estimates or valuation methods) or (iii) writing down the value of any of assets.

(q) committing to do any of the foregoing.

4.29 **<u>Bank Relationships; Powers of Attorney</u>**. <u>Schedule 4.29</u> sets forth:

(a) the name of each financial institution with which the Operational Sellers have borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes;

(b) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and

(c) the name of each Person holding a general or special power of attorney from the Sellers and a description of the terms of each such power.

4.30 Accreditations. Schedule 4.30 sets forth a list and brief description of each accreditation from any Governmental Authority, association or society or other organization (an "Accreditation Authority") held by the Operational Sellers and the Company (an "Accreditation"). No cancellation, termination, expiration, suspension or other adverse action with respect to any Accreditation is pending or, to the knowledge of the Seller Parties, threatened.

4.31 Year 2000 Problems; Spa Soft Software. There are no Year 2000 Problems with respect to the internal systems of the Operational Sellers, including the Spa Soft Software. For purposes of this Section, "Year 2000 Problems" means, with respect to the Operational Sellers, limitations on the capacity or readiness of any of their respective Year 2000 Date-Sensitive Systems/Components (as defined below) to accurately accept, create, manipulate, short, sequence, calculate, compare or output calendar date information with respect to calendar year 1999 or any subsequent calendar year beginning on or after January 1, 2000 (including leap year computations), including, without limitation, exchanges of information among Year 2000 Date-Sensitive Systems/Components of the Sellers and between the Sellers and Buyer and exchanges of information among them and Year 2000 Date-Sensitive Systems/Components of third parties and functionality of peripheral interfaces, firmware and embedded microchips. For purposes of this Section,"Year 2000 Date-Sensitive System/Component" shall mean, as to any Person, any system software, network software, applications software, data base, computer file, embedded microchip, firmware or hardware that accepts, creates, manipulates, sorts, sequences, calculates, compares or outputs calendar-related data. Such systems and components shall include, without limitation, mainframe computers, file server/client systems, computer workstations, routers, hubs, other network-related hardware, and other computer-related software, firmware or hardware and information processing and delivery systems of any kind and telecommunications systems and other communications processors, security systems, alarms, elevators and HVAC systems. All of the spas and retail locations operated by the Operational Sellers and the Company utilize Spa Soft software. Buyer and the Company will have the right to use the Spa Soft software from and after the Closing Date.

4.32 Liens. Set forth in Schedule 4.32 is a description of all Liens to which any of the Purchased Assets is subject all of which, other than Purchased Assets subject to the Capital Leases, will be removed before or at the Closing.

4.33 Financial Statements. The Operational Sellers and the Company have delivered to the Buyer true, correct and complete copies of their respective financial statements, including the notes thereto, for the twelve (12) month period ended December 31, 2000 audited by PriceWaterhouseCoopers, and for the three (3) month period ended March 31, 2001 internally prepared by the Operational Sellers (collectively, with the Current Balance Sheet (as defined below) the "Financial Statements"), copies of which are attached as Schedule 4.33. The balance sheet of each of the Operational Sellers and the Company dated as of March 31, 2001 (the "Current Balance

Sheet Date"), included in the Financial Statements is referred to herein as the "Current Balance Sheet." The Financial Statements of each Operational Seller and the Company fairly present the financial position of such Operational Seller at the balance sheet date and the results of operations for the periods covered thereby, and have been prepared in accordance with GAAP consistently applied throughout the periods indicated, except, in the case of interim financial statements, for normal year-end audit adjustments and the absence of footnotes. The books and records of each Operational Seller and the Company fully and fairly reflect all transactions, properties, assets and liabilities of such Operational Seller and the Company. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto. The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.

4.34 Investment Intent; Securities Documents. Each of the Seller Parties is acquiring the Steiner Securities hereunder for his, her or its own account for investment and not with a view to, or for the sale in connection with, any distribution of any of the Steiner Securities, except in compliance with applicable state and federal securities laws. Each of the Seller Parties has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the risks of an investment in Steiner Common Stock, has had the opportunity to discuss the transactions contemplated hereby with Steiner and has had the opportunity to obtain such information pertaining to Steiner and its Affiliates as has been requested, including but not limited to filings made by Steiner with the SEC under the Exchange Act. Each of the Seller Parties hereby represents that he, she or it can bear the economic risk of losing his, her or its investment in Steiner Common Stock and has adequate means for providing for current financial needs and contingencies. Each of the Seller Parties acknowledges receiving the Steiner SEC Reports prior to the Closing Date, in accordance with the requirements of the Securities Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer represents and warrants to the Seller Parties as follows:

5.1 Organization; Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its Organization State and has all requisite corporate power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted.

5.2 Authorization and Enforceability.

(a) The execution, delivery and performance by Buyer of each Transaction Document to which it is a party, and the effectuation of the transactions contemplated hereby and thereby, are within its corporate or other power under its Charter Documents and the applicable Governmental Requirements of its Organization State and have been duly authorized by all proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and the applicable Governmental Requirements of its Organization State.

(b) This Agreement has been, and each of the other Transaction Documents to which Buyer is a party, when executed and delivered to the other parties thereto, will have been, duly executed and delivered by it and is, or when so executed and delivered will be, its legal, valid and binding obligation, enforceable against Buyer in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

5.3 No Conflicts or Litigation. The execution, delivery and performance in accordance with their respective terms by Buyer of each Transaction Document to which it is a party do not and will not (a) violate any Governmental Requirement or (b) conflict with, result in a breach of or constitute a default under any of the Charter Documents of Buyer. No Litigation is pending or, to the knowledge of Buyer, threatened to which Buyer is or may become a party which (a) questions or involves the validity or enforceability of any of the obligations of Buyer under any Transaction Document or (b) seeks (or reasonably may be expected to seek) (i) to prevent or delay the consummation by Buyer of the transactions contemplated by this Agreement to be consummated by Buyer or (ii) damages in connection with any consummation by Buyer of the transactions contemplated by this Agreement.

5.4 Consents. Except as set forth in Schedule 5.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any third party (including, without limitation, any Governmental Authority) by Buyer (a) in order to authorize or permit the consummation by Buyer of the transactions contemplated by this Agreement and the other Transaction Documents or (b) under or pursuant to any Governmental Approvals held by or issued to Buyer (including, without limitation, educational, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transactional Documents or the consummation of the transactions contemplated hereby or thereby.

5.5 **Steiner Common Stock.** Upon consummation of the transactions contemplated hereby and the issuance and delivery of certificates representing the Steiner Shares to the Sellers, the Steiner Shares will be validly issued, fully paid and non-assessable shares of Steiner Common Stock.

5.6 **SEC Reports**. Steiner has delivered to the Seller Parties copies of the most recent annual report on Form 10-K, the Annual Report to shareholders, all quarterly reports filed since the filing of the form 10-K, and the Proxy Statement for the most recent annual meeting of shareholders of Steiner (collectively, the "Steiner SEC Reports"). As of their respective dates, none of the Steiner SEC Reports contained any untrue statements of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE CLOSING

6.1 **Conduct of Business Pending the Closing**.

(a) From the date hereof until the Closing Date, each of the Sellers and the Company will:

(i) carry on its business in substantially the same manner as it has heretofore and not introduce any material new method of management, operation or accounting;

(ii) maintain its properties and facilities, including those held under leases, in as good working order and condition as at present, ordinary wear and tear excepted;

(iii) perform all its obligations under all material written and oral agreements relating to or affecting its business, assets or rights, including the timely payment of all amounts due to Governmental Authorities, suppliers and other vendors;

(iv) maintain in full force and effect without interruption (or replace with equivalent insurance) all its present insurance policies;

(v) use reasonable commercial efforts to (i) maintain and preserve its business organization intact, (ii) retain the services of its present employees and (iii) maintain its relationships with all Governmental Authorities, including, but not limited to, Accreditation Authorities, suppliers, customers and others having business relations with it;

(vi) comply with all applicable Governmental Requirements and provide notice of any governmental inquiry, notice or investigation; and

(vii) except as required or expressly permitted by this Agreement, maintain leases on their present terms and not incur new or amended Indebtedness or enter into new or amended lease instruments or agreements without the prior written consent of Buyer.

(b) From the date hereof and until the Closing Date, without the prior written consent of Buyer or unless as required or expressly permitted by this Agreement, none of the Sellers or the Company will:

(i) nor Shareholders will, make any change in its Charter Documents;

(ii) nor Shareholders will, issue any of its Capital Stock or issue or otherwise create any options, warrants or rights to acquire any of its Capital Stock;

(iii) make any Restricted Payment;

(iv) pay to, or on behalf of, the Seller Parties any (y) compensation in excess of the rate of compensation payable to the Seller Parties as set forth on Schedule 4.26(a) or (z) any other payment of any kind whatsoever;

(v) make any investments (other than short-term certificates of deposit of a commercial bank or trust company) in the Capital Stock (or options, warrants or rights to acquire the Capital Stock) or Indebtedness of any Person;

(vi) enter into any agreement or commitment or incur, or agree to incur any liability or make any capital payment or expenditure of any kind otherwise than in the ordinary course of its business and consistent with its past practice;

(vii) increase or commit or promise to increase the cash compensation payable or to become payable to any of its officers, directors, stockholders, employees or agents, consultants or independent contractors or make any discretionary bonus or management fee payment to any such Person;

(viii) create, assume or permit to be created or imposed any Liens upon any of its assets or properties, whether now owned or hereafter acquired other than purchase money security interests for equipment used in the ordinary course of business consistent with prior practice and with respect to which equipment the monthly expenditures do not exceed one thousand dollars ($1,000.00).

(ix) (y) adopt, establish, amend or terminate any of its Employee Benefit Plans, or any Other Compensation Plans or Employee Policies and Procedures or (z) take any discretionary action, or omit to take any contractually required action, if that action or omission could either (A) deplete the assets of any of its Employee Benefit Plans or any Other Compensation Plan or (B) increase the liabilities or obligations under any such plan;

(x) sell, assign, lease or otherwise transfer or dispose of any of its owned or leased property or equipment otherwise than in the ordinary course of its business and consistent with its past practice;

(xi) negotiate for the acquisition of any business or the start-up of any new business;

(xii) Shareholders will, merge, consolidate or effect a share exchange with, or agree to merge, consolidate or effect a share exchange with any other Entity;

(xiii) waive any of its material rights or claims, provided that it may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

(xiv) commit a breach of, or amend or terminate any Material Agreement to which it is a party including, but not limited to, the terms of any payable or receivable and any agreement with an investor or supplier;

(xv) enter into any other transaction that is not in the ordinary course of its business and consistent with its past practice or that is prohibited hereby;

(xvi) nor Shareholders will, make or revoke any Tax election respecting the Sellers, or take any action which results, or could result, in a termination of the status of any of the Sellers as a "Subchapter S" corporation within the meaning of Section 1361 of the Code or the status of any Company Subsidiary as a qualified Subchapter S subsidiary for purposes of Section 1361(b)(5) of the Code;

(xvii)nor Seller Parties will, except as otherwise expressly consented to, in writing, by Steiner, from the date of this Agreement until the Closing Date, directly or indirectly purchase or sell (including short sales) any shares of the capital stock of Steiner or its Affiliates in any transactions effected on The Nasdaq Stock Market or otherwise; or

(xviii) take any action that would cause the Company to cease to be classified as a partnership for federal tax purposes.

ARTICLE VII

CERTAIN AGREEMENTS AND COVENANTS OF THE PARTIES PENDING THE CLOSING

7.1 No Shop. Between the date hereof and the Closing, none of the Seller Parties or the Company shall solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to any of the Sellers) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Sellers, or engage in any activities, discussions or negotiations concerning, or provide any Confidential Information respecting, the Sellers, the Company, Buyer or any of Buyer's Affiliates to, or have any discussions with any Person relating to such an offer or proposal or otherwise facilitate any effort or attempt to make or implement such an offer or proposal. Each of the Seller Parties and the Company shall: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform the Persons referred to in the first sentence of this Section 7.1 of the obligations undertaken in this Section 7.1; and (b) notify Buyer immediately if any such inquiries or proposals are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of the Seller Parties. Notwithstanding any provisions with this Section 7.1, the Seller Parties shall be permitted to continue its negotiation with one (1) unidentified third-party with which it has currently been negotiating; provided, that at no time during those negotiations shall any Seller Party or the Company be permitted to disclose the terms of this Agreement or the very existence of discussion relating to a significant transaction between any Seller Party and Steiner and/or Buyer.

7.2 Access to Information; Cooperation.

(a) From the date hereof and until the Closing, the Seller Parties will, and the Seller Parties will cause the Company to, (i) afford to the Representatives of Buyer, at reasonable times, reasonable access to the key employees, sites, properties, books and records of each of the Sellers, (ii) provide Buyer with such additional financial and operating data and other information relating to the business and properties of each of the Sellers as Buyer may from time to time reasonably request and (iii) cooperate with Buyer and its Representatives in the preparation of any documents or other material that may be required in connection with any Transaction Document. Each of the Parties will treat all Confidential Information obtained by them in connection with the negotiation and performance of this Agreement as confidential in accordance with the provisions of Article XIII.

(b) Each of the Parties will use its best efforts to secure, as soon as practicable after the date hereof, all approvals or consents of third Persons as may be necessary to consummate the transactions contemplated hereby.

(c) If this Agreement is terminated pursuant to Article XIV, each Party promptly shall return all written Confidential Information of the other Parties it then possesses to such other Parties.

7.3 Notification of Certain Matters. Each Party shall give prompt notice to the other Parties of (a) the existence or occurrence of each condition or state of facts which will or reasonably could be expected to cause any representation or warranty of such Party contained herein to be untrue or incorrect in any material respect at or prior to the Closing Date and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder. The delivery of any notice pursuant to this Section shall not be deemed to (a) modify the representations or warranties herein of the Party delivering that notice, or any other Party, (b) modify the conditions set forth or referred to in Article VIII or (c) limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

7.4 **Supplemental Information**. Each Party agrees that, with respect to the representations and warranties of such Party contained in this Agreement, such Party will have the continuing obligation until the Closing Date to provide the other Parties promptly with such additional supplemental information (collectively, the "Supplemental Information"), in the form of (a) amendments to then existing Schedules or (b) additional Schedules as would be necessary, in the light of the circumstances, conditions, events and states of facts then known to such Party to make each of those representations and warranties true and correct as of the Closing Date. Supplemental Information provided to such other Parties shall not be deemed to eliminate any liability of the disclosing Party in connection with any representation and/or warranty which is not true and correct, except that no liability to the disclosing Party shall arise from any representation or warranty to the extent the misrepresentation or omission that formed the basis for such liability is cured by Supplemental Information received by the other Parties at least ten (10) business days prior to the Closing Date and the Closing occurs.

7.5 **Satisfaction of Indebtedness**. At the Closing, the Buyer shall satisfy and pay the Seller Indebtedness set forth on the Closing Statement.

7.6 **Payoff and Estoppel Letters; UCC-3 Releases**. At least five (5) days prior to the Closing, the Sellers shall obtain and deliver to Buyer payoff and estoppel letters from the holders of any Seller Indebtedness, which letters shall contain payoff amounts, per diems, wire transfer instructions and an agreement to deliver, upon full payment of any such Seller Indebtedness, UCC-3 termination statements, satisfactions of mortgage or other appropriate release and any original promissory notes or other evidence of Seller Indebtedness marked canceled. The Sellers and the Company shall deliver properly executed UCC-3 termination statements at or prior to Closing relating to any Purchased Assets.

7.7 **Tax Matters**.

(a) Tax Returns. The Seller Parties shall duly prepare, or cause to be prepared, and file, or cause to be filed, and pay or cause to be paid, on a timely basis, all Tax Returns and taxes due for or by any of the Operational Sellers for any period ending on or before the Closing Date. The Seller Parties shall prepare and provide Buyer with a copy of the short year tax return within 90 days of the Closing Date or by the due date, whichever is sooner. The Seller Parties shall not file any amended Tax Returns with respect to the Operational Sellers without the prior written consent of Buyer provided that Buyer shall not unreasonably withhold such consent.

(b) Tax Cooperation. The Seller Parties and Buyer shall provide the other party with such information and records and access to such of its officers, directors, employees and agents as may be reasonably required by the other party in connection with the preparation of any Tax Return or any audit or other proceeding relating to the Operational Sellers.

7.8 **Best Efforts.** Subject to the terms and conditions of this Agreement, each of the Parties shall use its best efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its control to cause to be fulfilled those actions upon which the conditions precedent to the other Party's obligations to consummate the transactions contemplated by this Agreement are dependent. Each of the Parties shall use its best efforts to obtain all consents, approvals, exemptions, authorizations and shall give all of the notices described in Schedule 4.5 and 5.4 required in connection with the consummation of the transactions contemplated by this Agreement (the "Required Approvals").

7.9 Preserve Accuracy of Representations and Warranties. Each of the Parties hereto shall refrain from taking any action which would render any representation or warranty contained in this Agreement inaccurate as of the Closing Date. Each Party shall promptly notify the other Parties of any action, suit or proceeding that is instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each Party shall promptly notify the other Parties of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against such Party which would have been listed in any Schedule hereto if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.

7.10 Employment Agreements. At the Closing, Gerald Katzoff and Lydia Katzoff shall each enter into an employment agreement with the Buyer in a form mutually agreed upon by the Parties prior to Closing and including the terms set forth on Schedule 7.10, acting reasonably (the "Katzoff Employment Agreements").

7.11 License Agreement. At the Closing, Greenhouse and Buyer shall enter into a non-exclusive, limited, and revocable license agreement relating to the Greenhouse Mark in a form mutually agreed upon by the Parties prior to Closing and including the terms set forth on Schedule 7.11, acting reasonably which will enable Greenhouse to use the Greenhouse Mark.

7.12 Bill of Sale, Assignment and Assumption Agreement. At the Closing, the Sellers shall duly execute and deliver to Buyer (or its assignee) a bill of sale, assignment and assumption agreement in a form to be agreed upon prior to Closing (the "Bill of Sale, Assignment and Assumption Agreement") and such other instruments of transfer of title as are necessary to transfer to Buyer (or its assignee) good and marketable title to the Purchased Assets, free and clear of all Liens.

7.13 Department of Commerce. The Seller Parties shall cause to be prepared for filing the documentation required by the Department of Commerce as a result of the transactions contemplated hereby (the "DOC Forms").

7.14 Thermolase Warrant. Seller Parties will negotiate a full waiver and release from Thermolase relating to the Thermolase Warrant of claims (including claims of ownership) for the benefit of the Purchased Assets, the Business, the Company, Steiner and Buyer and each of their Affiliates, satisfactory to Buyer.

7.15 No Termination of Selling Party's Obligation by Subsequent Incapacity. Each Seller Party specifically agrees that his/its obligations hereunder, including, the obligations pursuant to Section 8 hereof, shall not be eliminated by his death or incapacity.

7.16 **Employee Matters.** The Seller Parties will administer each Employee Benefit Plan, or cause the same to be so administered, in all material respects in accordance with the applicable provisions of the Code, ERISA and all other applicable laws. The Seller Parties will promptly notify Buyer in writing of each receipt by the Seller Parties (and furnish Buyer with copies) of any notice of investigation or administrative proceeding by the IRS, Department of Labor, PBGC or other Person involving any Employee Benefit Plan.

7.17 **Termination of Employees.**

(a) Effective as of 12:01 A.M., Eastern Standard Time, on the Closing Date, the employment by each Operational Seller of all of its employees (other than those identified in Schedule 7.17 (to be delivered by Buyer at Closing), shall terminate and such employees shall cease to participate in any Employee Benefit Plans maintained by or for the benefit of such Operational Seller or its employees, and the Buyer shall be deemed to have offered employment to each individual whose employment was so terminated (the "Business Employees"), effective at 12:01 A.M., Eastern Standard Time, on the Closing Date or, in the case of a Business Employee not actively at work on the Closing Date on account of a disability, on the day such employee reports for work after termination of such disability upon substantially the same terms and conditions with substantially the same duties and responsibilities and at substantially the same rate of pay as in effect on the Closing Date while such individuals were employed by such Operational Seller. The Operational Seller shall retain responsibility for the payment of any employee benefits or entitlements, including severance pay, accrued vacation, sick or holiday pay, to any Business Employee and any consultant and employee of the Operational Seller pursuant to any Employee Benefit Plan, fund, program, contract, policy or arrangement of the Operational Seller or applicable law or regulation through the Closing Date.

(b) The Buyer agrees that effective as of 12:01 A.M. Eastern Standard Time, on the Closing Date, all Business Employees who shall commence employment with the Buyer ("Transferred Employees") shall participate in the Buyer's (or its permitted assignee's) employee benefit plans, including a group health plan providing major medical benefits, on the same terms and conditions as Buyer's (or its permitted assignee's) similarly situated employees.

(c) The parties acknowledge that the transactions provided for in this Agreement may result in obligations on the part of the Operational Sellers and one or more of the Employee Benefit Plans that is an Employee Welfare Benefit Plan to comply with the health care continuation requirements of Part 6 of Title 1 of ERISA and Code Section 4980B, as applicable. Each Seller Party will ensure that each of the Employee Benefit Plans that is an Employee Welfare Benefits Plan complies with the requirements of such laws.

(d) The Parties agree that (i) the Buyer shall not be obligated to assume, continue or maintain any of the Employee Benefit Plans; (ii) no assets or liabilities of the Employee Benefit Plans shall be transferred to, or assumed by, the Buyer or the Buyer's (or its permitted assignee's) benefit plans; and (iii) the Seller Parties shall be responsible solely for funding and/or paying any benefits under any of the Employee Benefit Plans, including any termination benefits and other employee entitlements accrued under such plans by or attributable to employees of any Operational Seller prior to the Closing Date.

(e) Other than the employment of Gerald and Lydia Katzoff, nothing in this Agreement, express or implied, shall confer upon any employee of any Operational Seller, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period, of any nature whatsoever.

(f) The Buyer shall not assume the obligations of any Operational Seller under any collective bargaining agreement applicable to any Multiemployer Agreement, and the Buyer shall not assume any obligation for any payment of "withdrawal liability" (as such term is defined in Section 4201 of ERISA) incurred prior to the Closing Date.

(g) The Seller Parties shall be liable for any contributions owed to the Multiemployer Welfare Plans that are attributable to any Operational Seller's participation in the Multiemployer Welfare Plans prior to the Closing Date, and the Seller Parties shall be solely responsible for any liability set forth in Schedule 4.26.

7.18 Name Change. On the Closing Date, each Seller shall change its name to a name that does not include "Greenhouse" or "GH" or any variation or similar name thereof.

7.19 Real Property. Buyer agrees, that in connection with the Seller Parties delivering the assigned Real Property Leases as specified in Section 4.19(c), it will, and will cause Steiner to provide any parent guarantees, as may be requested, and to agree at Closing to provide any letters of credit and security deposits in the same amount as are currently in place at each of the Leased Premises, individually and not in the aggregate.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

8.1 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at Closing, of each of the following conditions (any or all of which may be waived by Buyer in its discretion):

(a) Each of the of the representations and warranties set forth in Articles III and Article IV shall be true and correct as of the Closing Date with the same force and effect as though made at and as of that time except (i) for those changes specifically permitted by or disclosed on any schedule to this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

(b) The Seller Parties shall have performed and complied with all covenants, obligations and undertakings required by this Agreement to be performed and complied with by the Seller Parties at or prior to the Closing;

(c) There shall be no Litigation that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement or the other Transaction Documents, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated hereby or thereby;

(d) Each of the Shareholders and the Seller Parties, as applicable, shall have executed and delivered to Buyer a certificate in a form reasonably satisfactory to Buyer certifying, as of the Closing Date, as to (i) the accuracy of the representations and warranties set forth in Article III and Article IV, respectively; (ii) the fulfillment of the conditions specified in this Section 8.2 and (iii) incumbency, signatures and other matters customary for transactions of this nature;

(e) The Sellers shall have delivered to Buyer an opinion of counsel in form reasonably satisfactory to Buyer;

(f) The Sellers shall have procured and delivered to Buyer consents and approvals from all Persons from whom consents are required for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents;

(g) Each Seller shall complete, execute and deliver to Buyer a certificate in a form reasonably acceptable to Buyer, to the effect that no withholding is required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement;

(h) The Sellers shall have delivered to Buyer a certificate, dated within ten (10) days prior to the Closing Date, duly issued by the appropriate Governmental Authorities (i) in their Organization State and in each other jurisdiction where they are qualified to do business showing them to be in good standing and authorized to do business in its Organization State and those other jurisdictions and (ii) in their Organization State certifying their articles of incorporation or equivalent organizational documents;

(i) The Sellers shall have delivered to Buyer in forms reasonably satisfactory to Buyer, (x) estoppel letters or similar documents reasonably acceptable to Buyer executed by the lessors under the Real Property Leases and the Capital Leases and (y) documents confirming the assignment of the Real Property Leases and the Capital Leases effective as of the Closing Date and the assignments of all Real Property Leases being assigned will not result in the termination of any Real Property Leases and will not result in any modification in any of the terms of any Real Property Lease including the following: (i) modification in the term of any Real Property Lease, (ii) an increase in any amounts due under Real Property Lease, (iii) the elimination or modification of any applicable renewal option or (iv) any modification in any requirements relating to any applicable security deposit, it being understood that Steiner will be willing to provide parent guarantees and Buyer will provide any and all security deposits or letters of credit each of which shall not exceed the current amount of said security deposits or letters of credit at such property. It being understood further that the provisions of this Section 8.1(i) are subject to Section 2.11;

(j) Between the date hereof and the Closing, (i) there shall have been no Material Adverse Change in the Purchased Assets or the Business of the Sellers and the Company, (ii) there shall have been no adverse federal, state or local legislative or regulatory change affecting in any respect the Purchased Assets or the Business, and (iii) none of the Purchased Assets shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause (regardless of insurance coverage for such damage), and there shall have been delivered to Buyer a certificate to that effect, dated the Closing and signed on behalf of the Sellers, it being understood that the provisions of this Section 8.1(j)(iii) shall be subject to adjustment as set forth in Section 2.11;

(k) The Sellers shall have provided wire transfer instructions with respect to the cash to be paid at the Closing to the Sellers;

(l) The Sellers shall have delivered to Buyer copies of (i) the resolutions of the respective Boards of Directors and shareholders of the Sellers authorizing the execution and performance of this Agreement and the transactions contemplated hereby and (ii) the bylaws, of the Sellers, in each case certified by the secretary or an assistant secretary of the respective Seller;

(m) The Sellers shall have delivered to Buyer properly completed and executed DOC Forms in form reasonably acceptable to Buyer;

(n) Sellers shall have delivered the required release agreement relating to the Thermolase Warrants satisfactory to Buyer;

(o) The Katzoff Employment Agreements shall be entered into and agreed to in form satisfactory to Buyer;

(p) The Greenhouse License Agreement shall have been entered into and agreed to in form satisfactory to Buyer;

(q) Sellers shall have delivered the consent of Treyball, L.L.C., a Pennsylvania limited liability company required for assigning the Membership Interest;

(r) The TGH Indebtedness shall have been repaid in accordance with its terms;

(s) All legal fees and expenses relating to the TGH Indebtedness (and its execution and delivery) shall be paid in full by TGH; provided, the legal fees relating thereto shall not exceed $30,000;

(t) Buyer shall be satisfied with the allocation schedule required by Section 2.6; and

(u) Seller Parties shall have delivered to Buyer a letter dated as of a date within 5 days of Closing from Frost National Bank ("Frost") that (i) no default or events of default exists under any obligations it has with the Seller Parties, including any obligations of Greenhouse (collectively, the "Frost Documents") and (ii) Frost will, for as long as any of the Seller Parties owe only obligations under any Frost Documents, notify Buyer within three (3) days of its knowledge of any default, or the existence of any facts from which one might conclude that a default is imminent, under any Frost Documents.

8.2 **Conditions to Obligations of the Seller Parties**. The obligation of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Seller Parties in their sole discretion):

(a) Each of the representations and warranties of Buyer set forth in Article V shall be true and correct as of the Closing with the same force and effect as though made at and as of that time except (i) for those changes specifically permitted by or disclosed on any schedule to this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

(b) Buyer shall have performed and complied with all covenants, obligations and undertakings required by this Agreement to be performed and complied with by Buyer prior to or at the Closing;

(c) No Litigation that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement or other Transaction Documents, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated hereby or thereby;

(d) Buyer shall have delivered to (i) the Sellers, the Closing Date Purchase Price in accordance with the terms hereof;

(e) An appropriate officer of Buyer shall have executed and delivered a certificate in a form reasonably satisfactory to the Seller Parties certifying as to (i) the accuracy of the representations and warranties in Article V above; (ii) the fulfillment of the conditions specified in this Section 8.2, and (iii) incumbency signatures and other matters customary for transactions of this nature;

(f) Buyer shall have delivered to the Sellers copies of the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement and the transactions contemplated hereby certified by the secretary of Buyer;

(g) Steiner, the ultimate Parent Company of Buyer shall have delivered to the Seller Parties a guarantee of Buyer's obligations under Article X hereof, in a form reasonably satisfactory to the Seller Parties; and

(h) Seller shall be satisfied with the allocation schedule required by Section 2.6.

ARTICLE IX

COVENANTS FOLLOWING THE CLOSING

9.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 10 below). Each Seller Party acknowledges and agrees that from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Business.

9.2 Litigation Support. In the event and for so long as any Party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Seller Party, the Business or the Purchased Assets, each of the other Parties will cooperate with him or it and his or its counsel, as reasonably requested and in a way which does not unreasonably interfere with such Person's employment obligations to Buyer or otherwise, in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 10 below).

9.3 Transition. No Seller Party will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of any Seller Party from maintaining the same business relationships with the Business after the Closing as it maintained with the Business prior to the Closing. Each Seller Party will refer all customer inquiries relating to the Business to Buyer from and after the Closing.

9.4 Independent Accountants. After the Closing, each Selling Party shall (i) use reasonable efforts to cause such Selling Party's past and present independent certified public accountants and accounting personnel to make available to Buyer and its representatives all financial information, including the right to examine all working papers pertaining to audits or reviews previously or hereafter made by such independent certified public accountants, and (ii) provide such cooperation as Buyer and its representatives may request in connection with any audit or review of such Selling Party that Buyer may direct its representatives to make.

9.5 Securities Act and Exchange Act Filings. In connection with the Trust's, Trustee's and Lydia Katzoff's receipt of the Steiner Securities hereunder he/she/it will be obligated to file all documents required to be filed by him, her or it with the U.S. Securities and Exchange Commission in connection with the holding of the Steiner Securities. The Trust, the Trustee and Lydia Katzoff each agrees that he, she or it will, and will cause its past and present independent auditors, accounting personnel and other necessary persons to, cooperate with Buyer in the preparation of any documents filed or to be filed by Buyer or Steiner with the U.S. Securities and Exchange Commission in connection with an offering of securities, to the extent information about the Trust, the Trustee or Lydia Katzoff is required therein.

9.6 Audited Financial Statements. Each Seller Party shall use its best efforts to cause the Seller Parties' independent certified public accountants to cooperate with Buyer's auditors, at Buyer's expense, in the preparation of Steiner's audited consolidated balance sheets and statements of income, changes in shareholders' equity, and cash flow including the audit report thereon for such periods as Buyer may request. All costs associated with the preparation and audit of such financial statements shall be paid by Buyer.

9.7 754 Election. Upon written request of the Buyer, the Company shall make a timely election under Section 754 of the Code to enable the Company to adjust the tax basis of its assets pursuant to Section 743 of the Code with respect to the purchase of the interests of the Company contemplated herein.

9.8 Right of First Refusal.

(a) Following the Closing Date and for so long as the License Agreement referred to in Section 7.11 remains in effect,(the "ROFR Period"), (i) Greenhouse and TGH (collectively, the "Arlington Parties") agree to grant to Buyer a right of first refusal on the purchase (whether by sale of assets by Greenhouse, merger, consolidation or sale of Capital Stock of the Arlington Parties or otherwise, including through a contractual operating arrangement the effect of which is a purchase) from the Arlington Parties of all of the assets, business and operations related to that certain destination spa operated by Greenhouse as of the date hereof and located in Arlington, Texas or any successor destination spa in or around Arlington, Texas (such assets, business and operations collectively, the "Arlington Interests"), and (ii) subject to the limitations below, Buyer agrees to grant to Greenhouse a limited right of first refusal on the purchase of the Purchased Assets.

(b) If (i) during the ROFR Period the Arlington Parties shall receive a Third Party Offer (as defined in clause (d) below) relating to the purchase from the Arlington Parties of the Arlington Interests (whether by merger, consolidation, sale of stock or assets or otherwise, including through a contractual operating arrangement the effect of which is a purchase) and (ii) the Arlington Parties are inclined to accept such Third Party Offer, the Arlington Parties shall send a Third Party Offer Notice to Buyer within five (5) business days of their receipt of such Third Party Offer. In such event, Buyer (i) shall have the right to consummate a transaction with the Arlington Parties upon the terms and conditions of such Third Party Offer and (ii) must exercise such right, if at all, by delivering an Exercise Notice to the Arlington Parties prior to the expiration of the Option Period, and such transaction shall be consummated within sixty (60) days after Buyer's delivery of such Exercise Notice, subject to the making of any filings with, and receipt of, all governmental consents and approvals (but not more than one hundred twenty (120) days after Buyer's delivery of such Exercise Notice in any case). Any failure of Buyer to deliver an Exercise Notice to the Arlington Parties within the Option Period shall be deemed a one-time waiver of its rights hereunder but shall not be deemed a waiver of its option to purchase pursuant to any modification to the Third Party Offer or any future offers made during the ROFR Period. If Buyer does not elect to purchase the Arlington Interests within the Option Period, the Arlington Parties shall have forty-five (45) days within which to close a transaction with such third party pursuant to the terms and conditions of the Third Party Offer. If such transaction is not consummated within such forty-five (45) day period for any reason, then the restrictions provided for in this Section shall again become effective, and the Arlington Parties shall not enter into any transaction with respect to the Arlington Interests without again offering the same to Buyer in accordance with the procedures set forth in this Section.

(c) If (i) during the ROFR Period the Buyer shall receive a Third Party Offer relating to the purchase from the Buyer of the Purchased Assets (whether by merger, consolidation, sale of stock or assets or otherwise) subject to (x) and (y) below and (ii) the Buyer is inclined to accept such Third Party Offer, the Buyer shall send a Third Party Offer Notice to the Arlington Parties within five (5) business days of its receipt of such Third Party Offer. In such event, the Arlington Parties (i) shall have the right to consummate a transaction with the Buyer upon the terms and conditions of such Third Party Offer and (ii) must exercise such right, if at all, by delivering an Exercise Notice to the Buyer prior to the expiration of the Option Period, and such transaction shall be consummated within sixty (60) days after delivery by the Arlington Parties of such Exercise Notice, subject to the making of any filings with, and receipt of, all governmental consents and approvals (but not more than one hundred twenty (120) days after delivery by the Arlington Parties of such Exercise Notice in any case). Any failure of the Arlington Parties to deliver an Exercise Notice within the Option Period shall be deemed a one-time waiver of their respective rights hereunder but shall not be deemed a waiver of its option to purchase pursuant to any modification to the Third Party Offer or any future offers made during the ROFR Period. If the Arlington Parties do not elect to purchase the Purchased Assets within the Option Period, the Buyer shall have forty-five (45) days within which to close a transaction with the third party pursuant to the terms and conditions of the Third Party Offer. If such transaction is not consummated within such forty-five (45) day period for any reason, then the restrictions provided for in this Section shall again become effective, and the Buyer shall not enter into any transaction with respect to the Purchased Assets without again offering the same to the Arlington Parties in accordance with the procedures set forth in this Section. Notwithstanding anything to the contrary contained in this clause (c), the right of first refusal of the Arlington Parties set forth in this clause (c) above, (x) shall apply only to a Third Party Offer to purchase the Purchased Assets on a stand-alone basis and not as part of a transaction that includes assets of Buyer and its Affiliates other than the Purchased Assets and (y) shall not apply to any Third Party Offer to purchase the Purchased Assets as part of a significant transaction (including joint ventures) of Steiner and its Affiliates or internal reorganizations or transfers of the Purchased Assets to Affiliates of Buyer or Steiner.

(d) For purposes of this Section, (i) "Third Party Offer" means a bona fide offer from a third party relating to the purchase by such third party of the Arlington Interests or the Purchased Assets, as applicable, (ii) "Third Part Offer Notice" means a written notice provided by the Arlington Parties or the Buyer, as applicable, to the Buyer or the Arlington Parties, as applicable, which written notice shall state all of the material terms and conditions (including the name of the offeror) of such Third Party Offer, (iii) "Option Period" means the period of time commencing upon receipt by the Arlington Parties or the Buyer, as applicable, of a Third Party Offer Notice and terminating thirty (30) days thereafter, and (iv) "Exercise Notice" means a written notice delivered by the Buyer or the Arlington Parties, as applicable, to the Arlington Parties or the Buyer, as applicable, respectively, that evidences an intent on the part of the Buyer or the Arlington Parties, as applicable, to exercise their respective purchase rights granted pursuant to this Section.

9.9 Gift Certificates. Buyer agrees to honor all gift certificates issued by Seller Parties prior to the Closing Date; provided, all gift certificates were issued in bona fide transactions for the benefit of the Operational Spas and in the ordinary course of business, and provided, further, that nothing in this Section 9.9 in any way limits the indemnification obligations in Section 10.2(v).

ARTICLE X

INDEMNIFICATION; SETOFF

10.1 Survival of Representations and Warranties. All the provisions of this Agreement shall survive the Closing indefinitely notwithstanding any investigation at any time made by or on behalf of any Party or the provision of any Supplemental Information; provided, however, that with respect to the representations and warranties set forth in Articles III, IV and V and in any certificate delivered in connection herewith with respect to any of those representations and warranties will terminate and expire on the third anniversary of the Closing Date, except as follows: (a) the representations and warranties which relate expressly or by necessary implication to Taxes or to ERISA or other employment or labor matters and the representations and warranties set forth in Sections 4.15, 4.21, 4.25, 4.26, 4.27 and 4.29(c), will survive until the expiration of the applicable statutes of limitation (including all periods of extension and tolling), if any; and (b) the representations and warranties set forth in Sections 3.1 through 3.3, 3.5 through 3.8, 4.1 through 4.4, 4.6, 4.7, 4.9, 4.10, 4.11, 4.12, 4.15, 4.19, 4.20 and 4.22 shall survive indefinitely. Notwithstanding anything in this Agreement to the contrary, a Party shall have the right to commence Litigation after the expiration of any of the above-specified time periods with respect to claims as to which notice was provided to the Party against which such claim is being asserted prior to the expiration of such time period.

10.2 Agreement by the Seller Parties to Indemnify. Each of the Seller Parties, jointly and severally, agrees to indemnify and hold the Buyer, Steiner (Buyer's ultimate parent company) and each of its subsidiaries, officers, directors, employees, Affiliates, successors and assigns (collectively, the "Buyer Affiliates") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, reasonable related counsel and paralegal fees and expenses) incurred or suffered by the Buyer Affiliates arising out of or resulting from (i) any breach of a representation or warranty made by any of the Seller Parties in or pursuant to this Agreement subject to Section 10.1 above, (ii) any breach of the covenants or agreements made by any of the Seller Parties in or pursuant to this Agreement, (iii) any inaccuracy in any certificate or any schedule attached hereto or delivered by any Seller Party pursuant to this Agreement, (iv) the Sellers' ownership or operation of the Purchased Assets prior to the Closing, (v) any liability of Buyer resulting from the redemption of gift certificates or prepaid laser treatments taken together with all such gift certificates and prepaid laser treatments exceeding $4 million, (vi) any claim by any third party that the transactions contemplated herein or any discussions relating hereto violated or undermined any agreement (whether written or oral) between such third party and any Seller Party, including any claims for tortious interference or business opportunity, (vii) any claim that the S-Corp. election or S-Corp. status of GHDS is in any way deficient or inadequate, (viii) any liability of Buyer resulting from the litigation specified on Schedule 4.13 or (ix) any Excluded Liabilities (collectively, "Indemnifiable Damages"). Without limiting the generality of the foregoing, with respect to the measurement of Indemnifiable Damages, the Buyer Affiliates shall have the right to recover any Indemnifiable Damages dollar for dollar without regard to any Tax benefits or insurance proceeds that the Buyer Affiliates may receive as a result of any such damages.

10.3 Agreement by the Buyer to Indemnify. The Buyer agrees to indemnify and hold each of the Seller Parties and their respective officers, directors and successors thereof (the "Seller Affiliates") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related reasonable counsel and paralegal fees and expenses) incurred or suffered by the Seller Affiliates arising out of or resulting from (i) any breach of a representation or warranty made by the Buyer in this Agreement, (ii) any breach of the covenants or agreements made by the Buyer in this Agreement, (iii) any inaccuracy in any certificate delivered by Buyer pursuant to this Agreement, (iv) the Buyer's ownership or operation of the Purchased Assets after the Closing or (v) any claim by any third party that the transactions contemplated herein or any discussions relating hereto violated or undermined any agreement (whether written or oral) between such third party and Buyer, including any claims for tortious interference or business opportunity.

10.4 Third Party Actions. With respect to each claim made by a third party for which an Indemnified Party (as hereinafter defined) seeks indemnification under this Article (a "Third Party Claim"), the Indemnified Party shall give prompt notice to the Indemnifying Party (as hereinafter defined) of the Third Party Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless the Indemnifying Party has been materially prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve it or him from any other liability he or it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Third Party Claim with counsel of their choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (i) the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any Indemnifiable Damage the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim; (ii) the claim seeks the recovery of solely money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (iii) the Indemnifying Party conducts the defense of the claim actively and diligently. Subject to the foregoing limitations, with respect to any such action commenced by a third party, the Indemnifying Party shall have the right, to the extent that they may wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, however, if there is a conflict of interest which would prevent counsel for the Indemnifying Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Article X for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (i) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the action, or (iii) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any action for which they have assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the third party of a release of all liability in respect of such claim, and nothing stated in this Section shall otherwise affect the Indemnifying Party's obligation to pay the Indemnified Party all Indemnifiable Damages pursuant to the provisions of this Article X. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense. For purposes of this Section, an "Indemnified Party" shall mean a party claiming indemnification under this Agreement, and an "Indemnifying Party" shall mean a party from whom indemnification is sought under this Agreement.

10.5 Set Off Against the Holdback Amount. The Buyer Affiliates may elect to set off against and recoup from any Seller Party, the Holdback Amount (whether from the Cash Holdback Amount or the Stock Holdback Amount) the Indemnifiable Damages, and any such Steiner Securities so set-off against will immediately be deemed to be canceled.

10.6 Remedies Not Exclusive. The remedies provided in this Agreement shall not be exclusive of any other rights or remedies available to any other party, either at law or in equity.

10.7 Payments of Indemnifiable Damages. All Indemnifiable Damages (i) paid by any of the Seller Parties hereunder or (ii) set off against and recouped from any Holdback Amount shall be treated as adjustment to the Consideration for Tax Purposes.

10.8 Release. Each of the Seller Parties for themselves and their Affiliates, on the one hand, and Buyer, and each of its Affiliates, on the other hand (each Person mentioned above, a "Relessor"), hereby releases, except for any matters whatsoever contemplated by this Agreement or any Transaction Documents, the Buyer Affiliates and the Seller Affiliates, respectively, from all, and all manner of, actions, causes of actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgements, executions, injuries, claims and demands whatsoever, in law or in equity, which any Releasor ever had or now has, or which any personal representative, successor, heir, or assign of any Releasor, hereafter can, shall or may have against Buyer Affiliates or Seller Affiliates, respectively. The Parties hereby further acknowledge that they have read this general release carefully and understand its contents, and are aware that this is an agreement not to sue the Buyer Affiliates or the Seller Affiliates, respectively, and constitutes a complete release of liability by them in favor of the Buyer Affiliates or the Seller Affiliates, respectively, as and to the extent provided herein, and further acknowledge that the Parties are signing this Agreement of their own free will, with full knowledge of its contents.

ARTICLE XI
LIMITATIONS ON COMPETITION

11.1 Prohibited Activities. Each of the Seller Parties (each a "Non-Compete Party"), jointly and severally, agrees that such Non-Compete Party will not during the period beginning on the date hereof and ending on the fifth (5th) anniversary of the Closing Date, directly or indirectly, for any reason, for its/his/her own account or on behalf of, or together with any other Person:

(a) engage as a director or officer or in any similar managerial capacity or as an owner, co-owner, financier or other investor of or in any business selling any products or providing any services in competition with Steiner or Buyer or any of their Affiliates (other than as permitted by the terms of the License Agreement referred to in Section 7.11), Buyer including, but not limited to, the Business in any area within a radius of 100 miles of any facility in which Buyer is at that time engaged in business (such areas being collectively referred to as "Territories");

(b) call on any natural person who is at that time employed by the Buyer with the purpose or intent of attracting that person from the employ of Buyer;

(c) call on, solicit or perform services for, either directly or indirectly, any Person that at that time is, or at any time within one year prior to that time was, a customer of Buyer (or was a customer of any Seller during the one year period prior to the Closing Date) or any prospective customer of Buyer that had or, to the knowledge of such Non-Compete Party, was about to receive a business proposal from Buyer, within any Territory for the purpose of soliciting or selling any product or service in competition with Buyer in the Territory; or

(d) call on any Entity which has been called on by Buyer or any Affiliate of Buyer in connection with a possible acquisition by Buyer, with the knowledge of that Entity's status as such an acquisition candidate, for the purpose of acquiring that Entity or arranging the acquisition of that Entity by any Person other than Buyer or any affiliate of Buyer.

(e) If, in any judicial proceedings, a court shall refuse to enforce any of the covenants included in this Section 11.1, then such unenforceable covenant shall be amended to relate to such lesser period or geographical area as shall be enforceable. In the event the Buyer should bring any legal action or other proceeding against any Seller Party for enforcement of this Section 11.1, the calculation of the noncompete period, if any, shall not include the period of time commencing with the filing of legal action or other proceeding to enforce this Agreement through the date of final judgment or final resolution including all appeals, if any, of such legal action or other proceeding unless the Buyer is receiving the practical benefits of Section 11.1 during such time.

(f) Each Seller Party hereby acknowledges that the restrictions on his activity as contained in this Agreement are required for the Buyer's reasonable protection and that such restrictions are a material inducement to Buyer to enter into this Agreement. Each Seller Party hereby agrees that in the event of the violation by him of any of the provisions of this Agreement, Buyer will be entitled to institute and prosecute proceedings at law or in equity to obtain damages with respect to such violation or to enforce the specific performance of this Agreement by such Seller Party or to enjoin such Seller Party from engaging in any activity in violation hereof. The existence of any claim or cause of action by any Seller Party against Buyer predicated on this Agreement shall not constitute a defense to the enforcement by Buyer of these covenants.

Notwithstanding the foregoing, a Non-Compete Party may own and hold as a passive investment up to five percent (5%) of the outstanding Capital Stock of any Entity if that class of Capital Stock is listed on a national stock exchange or included in a Nasdaq Stock Market or the OTC Bulletin Board.

11.2 Damages. Because of the difficulty of measuring economic losses to Buyer as a result of any breach by a Non-Compete Party of the covenants in Section 11.1, and because of the immediate and irreparable damage that could be caused to Buyer for which it would have no other adequate remedy, each Non-Compete Party agrees that Buyer may enforce the provisions of Section 11.1 by injunctions and restraining orders against such Non-Compete Party without the posting of a bond or other security, if such Non-Compete Party breaches any of those provisions.

11.3 Reasonable Restraint. The Parties agree that Sections 11.1 and 11.2, above, impose a reasonable restraint on a Non-Compete Party in light of the activities and business of the Sellers and Buyer on the date hereof, the current business plans of Buyer.

11.4 Independent Covenant. All the covenants in this Article XI are intended by each Party to, and shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of any Non-Compete Party against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of any covenant in this Article XI. It is specifically agreed that the period specified in Section 11.1 shall be computed in the case of each Non-Compete Party by excluding from that computation any time during which that Non-Compete Party is in violation of any provision of Section 11.1, above. The covenants contained in this Article XI shall not be affected by any breach of any other provision hereof by any party hereto.

11.5 Materiality. The Non-Compete Parties hereby agree that this Article XI is a material and substantial part of the transactions contemplated hereby.

ARTICLE XII

DEFINITIONS AND DEFINITIONAL PROVISIONS

12.1 Defined Terms. As used in this Agreement, the following terms have the meanings assigned to them below:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of Capital Stock of that Person, by contract or otherwise) or if such Person is an individual, "control" will extend to such Person's immediate family which shall include all spouses, former spouses, parents, lineal descendants (including through adoption), siblings, and those residing with such person, and such Person's Related Family.

"Agreement" means this Agreement, including any and all attached Schedules, Annexes, Addenda and Exhibits, as each of the same may be amended, modified or supplemented from time to time pursuant to the provisions hereof or thereof.

"Capital Stock" means, with respect to: (a) any corporation, any share, or any depositary receipt or other certificate representing any share of an equity ownership interest in that corporation; and (b) any other Entity, any share, membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in that Entity.

"Charter Documents" means, with respect to any Entity at any time, in each case as amended, modified and supplemented at that time, (a) the articles, memorandum or certificate of formation, incorporation, organization or association (or the equivalent organizational documents) of that Entity, (b) the bylaws, articles of association or limited liability company operating agreement or regulations (or the equivalent governing documents) of that Entity and (c) each document setting forth the designation, amount and relative tights, limitations and preferences of any class or series of that Entity's Capital Stock or of any rights in respect of that Entity's Capital Stock.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidential Information" means, with respect to any Person, all trade secrets and other confidential, nonpublic and/or, as the case may be, proprietary information of that Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, capital expenditure projects, cost summaries, pricing formulae, contract analyses, financial information, projections, confidential filings with any Governmental Authority and all other confidential, nonpublic concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of that Person.

"Current Assets" means the current assets of the Business and the Purchased Assets determined in Accordance with GAAP.

"Current Liabilities" means the current liabilities of the Business and the Purchased Assets determined in Accordance with GAAP.

"Defined Benefit Plan" means any defined benefit plan as defined in Section 3(35) of ERISA.

"Employee Benefit Plan" means any Employee Pension Benefit Plan, Welfare Plan and each deferred compensation, stock option, stock purchase, bonus, medical, disability, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement, (whether funded or unfunded, written or oral, qualified or nonqualified), sponsored, maintained or contributed to or required to be contributed to by the Sellers, the Company or by any ERISA Affiliate of the Sellers or the Company for the benefit of any employee, terminated employee, leased employee or former leased employee, director, officer, shareholder or independent contractor of any of the Sellers or any ERISA Affiliate of the Sellers.

"Employee Pension Benefit Plan" means any "employee pension benefit plan" of the Sellers or the Company as defined in Section 3(2) of ERISA, including any plan that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code (excluding any Multiemployer Plan).

"Employee Policies and Procedures" means at any time all employee manuals and all material policies, procedures and work-related rules that apply at that time to any employee, nonemployee director or officer of, or any other natural person performing consulting or other independent contractor services for, the Sellers and the Company.

"Employment Agreement" means at any time any (a) agreement to which any of the Sellers or the Company is a party which then relates to the direct or indirect employment or engagement, or arises from the past employment or engagement, of any natural person by the Sellers or the Company, whether as an employee, a nonemployee officer or director, a consultant or other independent contractor, a sales representative or a distributor of any kind, including any employee leasing or service agreement and any noncompetition agreement, and (b) agreement between the Sellers or the Company and any Person which limits that Person's competition with the Sellers or the Company.

"Entity" means any sole proprietorship, corporation, partnership of any kind having a separate legal status, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company or joint venture.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any specified Person at any time, any other Person, including an Affiliate of the specified Person, that is, or at any time within six years of that time was, a member of any ERISA Group of which the specified Person is or was a member at the same time.

"ERISA Group" means any "group of organizations" within the meaning of Section 414(b), (c), (m) or (o) of the Code or any "controlled group" as defined in Section 4001(a)(14) of ERISA.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"GAAP" means generally accepted accounting principles and practices in the United States as in effect from time to time.

"Governmental Approval" means at any time any authorization, consent, approval, permit, franchise, certificate, license, implementing order or exemption of, or registration or filing with, any Governmental Authority, including any certification or licensing of a natural person to engage in a profession or trade or a specific regulated activity, at that time.

"Governmental Authority" means (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, or (b) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes.

"Governmental Requirement" means at any time (a) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization or other requirement of any Governmental Authority in effect at that time or (b) any obligation included in any certificate, certification, franchise, permit or license issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

"Guaranty" means, for any specified Person, any liability, contingent or otherwise, of that Person guaranteeing or otherwise becoming liable for any obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any liability of the specified Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) that obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of that obligation, (b) to purchase property, securities or services for the purpose of assuring the owner of that obligation of its payment or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that obligation; provided, that the term "Guaranty" does not include endorsements for collection or deposit in the ordinary course of the endorser's business.

"Indebtedness" of any Person means, (a) any liability of that Person (i) for borrowed money or arising out of any extension of credit to or for the account of that Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, banker's acceptances and similar instruments), for the deferred purchase price of property or services or arising under conditional sale or other title retention agreements, other than trade payables arising in the ordinary course of business not more than thirty (30) days old, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) in respect of capital leases or (iv) in respect of interest rate protection agreements, (b) any liability secured by any Lien upon any property or assets of that Person (or upon any revenues, income or profits of that Person therefrom), whether or not that Person has assumed that liability or otherwise become liable for the payment thereof or (c) any liability of others of the type described in the preceding clause (a) or (b) in respect of which that Person has incurred, assumed or acquired a liability by means of a Guaranty.

"IRS" means the Internal Revenue Service or any successor agency.

"Known" or "Knowledge", means, that which is known by a Person and that of which a Person should have constructive knowledge based upon information readily available to that Person in the Performance of such Person's duties and assuming that a due and diligent investigation was conducted by such Person. "Knowledge" of any Seller Party shall be attributable to each other Seller Party and the Company. Knowledge of an Entity shall include knowledge of its employees, officers and directors.

"Lien" means, with respect to any property or asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise), (a) any claim, against or any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof or (b) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors of that Person, including any "adverse claim" (as defined in the applicable Uniform Commercial Code) in the case of any Capital Stock. For purposes of this Agreement a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that asset.

"Litigation" means any action, case, proceeding, claim, grievance, suit or investigation or other proceeding conducted by or pending before any Governmental Authority or any arbitration proceeding.

"Material" means, as applied to any Entity, significant to the business, operations, property or assets, liabilities, financial condition or results of operations of that Entity.

"Material Adverse Effect" means, with respect to the consequences of any fact or circumstance (including the occurrence or non-occurrence of any event) to the Sellers, the Business of the Purchased Assets that such fact or circumstance has caused, is causing or could reasonably be expected to cause, directly, indirectly or consequentially, singly or in the aggregate with other facts and circumstances, any material losses, liabilities or damages.

"Material Agreement" of any Entity means any single contract or agreement calling for the payment to, or receipt by, a party thereto of twenty-five thousand dollars ($25,000.00) or more, or any series of similar agreements.

"Multiemployer Plan" means a "multiemployer" plan as defined in Section 4001(a)(3) of ERISA, Section 414 of the Code or Section 3(37) of ERISA.

"Organization State" means, as applied to (a) any corporation, its state or other jurisdiction of incorporation, (b) any limited liability company or limited partnership, the state or other jurisdiction under whose laws it is organized and existing in that legal form, and (c) any other Entity, the state or other jurisdiction whose laws govern that Entity's internal affairs.

"Other Compensation Plan" means any compensation arrangement, plan, policy, practice or program established, maintained or sponsored by the Sellers or to which the Sellers contribute, on behalf of any of its employees, nonemployee directors or officers or other natural persons performing consulting or other independent contractor services for the Sellers or the Company, as the case may be, including all such arrangements, plans, policies, practices or programs providing for severance pay, deferred compensation, incentive, bonus or performance awards or the actual or phantom ownership of any Capital Stock or options, warrants or rights to acquire Capital Stock of the Sellers or the Company, as the case may be.

"Party" or "Parties" means any or all of the parties to this Agreement.

"Pension Plan" means any Defined Benefit Plan or any Employee Pension Benefit Plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code.

"Person" means any natural person, Entity, estate, trust, union or employee organization or Governmental Authority or, for the purpose of the definition of "ERISA Affiliate," any trade or business.

"Predecessors" means any Person that has owned or used, directly or indirectly, any of the Purchased Assets or conducted, directly or indirectly, any of the businesses operated by the Sellers.

"Professional Codes" means any and all Governmental Requirements relating to the licensing or other regulation of the professional activities conducted by the Sellers as of the Closing relating to any Person who performs, or arranges to perform, professional activities relating to such businesses.

"Prohibited Transaction" means any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA.

"Proprietary Rights" means (a) patents, applications for patents and patent rights (foreign or domestic), (b) in each case, whether registered, unregistered or under pending registration, trademark rights, trade names, trade name rights, corporate names, business names, trade styles or dress, service marks and logos and other trade designations and copyrights, and (c), in the case of the Sellers, all agreements or rights relating to the technology, product formulations, know-how or processes utilized by the Sellers in the Business and any licenses relating to any of the foregoing.

"Related Party Agreements" means any written or oral contract, arrangement or agreement between a Seller and any employee, holder of Capital Stock, officer, director or Affiliate of such Seller or the Company, any other Seller or the Company or any respective Affiliate thereof or any Related Person of any of the foregoing.

"Related Person" of a Seller means: (i) any family member of that Seller, (ii) any estate of that Seller or any family member of that Seller, (iii) the trustee of any trust of which all the beneficiaries are Related Persons of that Seller and (iv) any Entity the entire equity interest in which is owned by any one or more of that Seller and Related Persons of that Seller.

"Representatives" means, with respect to any Person, the directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents of that Person, or any other representatives of that Person or of any of those directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents.

"Restricted Payment" means, with respect to any Entity at any time, any of the following effected by that Entity: (a) any declaration or payment of any dividend or other distribution in cash or otherwise or (b) any direct or indirect redemption, retirement, sinking fund deposit in respect of, purchase or other acquisition for value of (i) any then outstanding Capital Stock of such Entity or (ii) any then outstanding warrants, options or other rights to acquire or subscribe for or purchase unissued or treasury Capital Stock of that Entity.

"Returns" of any Person means the returns, reports or statements (including any Information returns) any Governmental Authority requires to be filed by that Person for purposes of any Tax.

"Steiner" means Steiner Leisure Limited, the ultimate parent company of Buyer.

"Steiner Shares" means the Steiner Additional Shares and the Steiner Closing Date Shares.

"Steiner Securities" means the Steiner Shares, Steiner Options and any other security issued by Steiner pursuant to any Transaction Document.

"Subsidiary" of any specified Person at any time means any Entity a majority of the Capital Stock of which is at that time owned or controlled, directly or indirectly, by the specified Person.

"Tax" or "Taxes" means all net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges or assessments of any nature whatever imposed by any Governmental Requirement, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

"Taxing Authority" means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

"Transaction Document" means this Agreement and the other written agreements, documents, instruments and certificates executed pursuant to or in connection with this Agreement including those specified or referred to in Article VII to be delivered at or before the Closing, all as amended, modified or supplemented from time to time.

"Welfare Plan" means an "employee welfare benefit plan" as defined in Section 3(l) of ERISA.

"Working Capital" shall mean the difference, if any, between Current Assets and Current Liabilities.

12.2 Other Defined Terms. The following terms shall have the meanings indicated in the corresponding sections of this Agreement listed below:

Term	Section
"Above Ground Storage Tank"	Section 4.16
"Accreditation"	Section 4.30
"Accreditation Authority"	Section 4.30
"Arlington Parties"	Section 9.8(a)
"Assumed Liabilities"	Section 2.2
"Average Closing Sale Price"	Section 2.1(b)(ii)
"Beneficiary"	introduction
"Bill of Sale and Assumption Agreement"	Section 7.12
"Birmingham"	introduction
"Business"	introduction
"Business Employees"	Section 7.17
"Buyer"	introduction
"Buyer's Affiliates"	Section 10.2
"Capital Leases"	Section 15.13
"Cash Holdback Amount"	Section 2.1(b)(i)
"CERCLA"	Section 4.16(g)
"Closing"	Section 2.10
"Closing Date"	Section 2.10
"Closing Date Purchase Price"	Section 2.1(b)
"Closing Statement"	Section 2.4
"Company"	introduction
"Consideration"	Section 2.1
"Current Balance Sheet(s)"	Section 4.33
"Current Balance Sheet Date"	Section 4.33
"Deferred Consideration"	Section 2.7
"Deferred Consideration Statement"	Section 2.8
"Determination"	Section 2.4
"Discharge"	Section 4.16
"DOC Forms"	Section 7.13
"EBITDA"	Section 2.9
"Environmental Laws"	Section 4.16(g)

12.3 Other Definitional Provisions.

(a) Except as otherwise specified herein, all references herein to any Governmental Requirement defined or referred to herein, including the Code, CERCLA, ERISA, the Exchange Act, RCRA and the Securities Act, shall be deemed references to that Governmental Requirement or any successor Governmental Requirement, as the same may have been amended or supplemented from time to time, and any rules or regulations promulgated thereunder.

(b) When used in this Agreement the words "herein," "hereof" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Article," "Paragraph," "Section," "Annex," "Addendum," "Schedule" and "Exhibit" refer to articles, paragraphs and sections of, and annexes, addenda, schedules and exhibits to, this Agreement unless otherwise specified.

(c) Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

(d) The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding such word, and the words "shall" and "will" are used interchangeably and have the same meaning.

ARTICLE XIII

CONFIDENTIALITY

13.1 Treatment of Confidential Information.

(a) Subject to Section 15.1, each of the Seller Parties, on the one hand, and Buyer on the other hand acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of Buyer and the Sellers, respectively. Each of the Seller Parties and Buyer agrees that it will keep confidential all such Confidential Information furnished to it and, except with the specific prior written consent of the other Party (meaning, with respect to the Seller Parties, Buyer, and with respect to Buyer, the Seller Parties), will not disclose such Confidential Information to any Person except Representatives of such Party, provided that these Representatives (other than counsel) agree to the confidentiality provisions of this Section 13.1; provided, however, that Confidential Information shall not include such information as (i) becomes known to the public generally through no fault of the party receiving the Confidential Information (ii) is required to be disclosed by law or the order of any Governmental Authority provided, that prior to disclosing any information pursuant to this clause (ii), a Party shall, if practicable, give prior written notice thereof to the other Party and provide the other Party with the opportunity to contest such disclosure, or (iii) the disclosing party reasonably believes is required to be disclosed in connection with the defense of a lawsuit against the disclosing party. In the event of a breach or threatened breach by any Party of the provisions of this Section 13.1 with respect to any Confidential Information, the other Party shall be entitled to an injunction restraining such Party from disclosing, in whole or in part that Confidential Information. Nothing herein shall be construed as prohibiting a Party from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

(b) Because of the difficulty of measuring economic losses as a result of the breach of the covenants in Section 13.1(a), above, and because of the immediate and irreparable damage that would be caused to a Party as a result of such breach for which it would have no other adequate remedy, each of the Parties agrees that a Party may enforce the provisions of Section 13.1(a) by injunctions and restraining orders against any Party which breaches any of those provisions.

(c) The obligations of the Parties under this Section 13.1 shall survive the termination of this Agreement; provided, however, that notwithstanding the foregoing, the rights of the Seller Parties under Section 13.1, above, shall terminate upon the Closing.

ARTICLE XIV

TERMINATION AND EXPENSES

14.1 Termination of this Agreement. This Agreement may be terminated at any time prior to the Closing Date solely:

(a) by the mutual written consent of the Seller Parties, on one hand, and Buyer on the other hand;

(b) by Buyer if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on June 30, 2001 (including the satisfaction of all of the conditions specified in Section 8.1), unless the failure of such transactions to be consummated results from the willful failure of Buyer to perform or adhere to any agreement required hereby to be performed or adhered to by it prior to such time;

(c) by the Seller Parties on the one hand, or by Buyer, on the other hand, if a material breach or default shall be made by one of the other Parties in the timely observance or in the due and timely performance of any of the covenants, agreements or conditions contained herein;

(d) if the Seller Parties shall have satisfied all of its conditions specified in Section 8.1, then by Seller Parties if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on June 30, 2001 only if the failure of the Parties to close the transactions contemplated hereby on the Closing Date solely relates to Buyer's failure to satisfy the conditions specified in Section 8.2. To the extent the Closing does not occur on May 31, 2001 solely due to Buyer's failure to satisfy the conditions specified in Section 8.2, and the Seller Parties have satisfied all of its conditions specified in Section 8.1, Buyer agrees to pay upon presentment at the end of such term any negative net cash flow of the Business for the period from May 31, 2001 to the earlier to occur of the Closing or June 30, 2001. In no event shall Buyer be obligated to pay any negative net cash flow of the Business for a period different from May 31, 2001 until June 30, 2001; or

(e) by Buyer pursuant to the terms and conditions specified in Section 2.11.

14.2 Expenses. Whether or not the transactions contemplated hereby are consummated, (a) Buyer will pay the fees, expenses and disbursements of Buyer and its Subsidiaries and its Representatives which are incurred in connection with the subject matter of this Agreement and any amendments thereto, including all costs and expenses incurred in the performance of and compliance with all conditions to be performed by Buyer under this Agreement, and (b) the Seller Parties will pay all sales, use, transfer and other similar taxes and fees incurred in connection with the transactions contemplated hereby, including the fees, expenses and disbursements of the Seller Parties and their Representatives incurred in connection with the subject matter of this Agreement. The Seller Parties will file all necessary documentation and Returns with respect to all Taxes and fees they are required by this Section 14.2 to pay. In addition, the Seller Parties acknowledge that the Seller Parties, will pay all Taxes due upon receipt of the consideration payable to the Sellers pursuant to the transactions contemplated by this Agreement.

14.3 Liabilities in Event of Termination. If this Agreement is terminated pursuant to Section 14.1, above, there shall be no liability or obligation on the part of any Party hereto except (a) as provided in Section 14.2, above, (b) to the extent that such liability is based on the breach by that Party of any of its representations, warranties or covenants set forth in this Agreement and (c) Articles X and XIII and Sections 15.1-15.11 shall survive any such termination of this Agreement.

ARTICLE XV

MISCELLANEOUS

15.1 Public Announcements. Except as may be required by applicable law, without the prior written consent of the other Parties, none of the Parties will make, and each Party will direct its representatives not to make, directly or indirectly, any public announcement or press release regarding the Proposed Transaction or any of the proposed terms, conditions or other aspects of the Proposed Transaction; provided that Steiner may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning publicly trading securities or that it believes in good faith is appropriate (it being understood that in each case Steiner will use reasonable efforts to advise Seller Parties prior to making the disclosure and consult with Seller Parties regarding the timing and content of such disclosure).

15.2 Notices. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When Buyer is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited c/o Steiner Spas USA, Inc.
Suite 200
770 South Dixie Highway
Coral Gables, FL 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. 3rd Avenue
Miami, FL 33131-1714
Facsimile: (305) 374-5095

When any of the Seller Parties is the intended recipient:

Gerald Katzoff
GH Day Spas, Inc.
7 East Skippack Pike, Suite 300
Ambler, PA 19002
Facsimile: (215) 643-2865

with a copy (in the case of any of the Seller Parties) to:

L. Leonard Lundy
Kaplin Stewart Meloff Reiter & Stein, P.C.
350 Sentry Parkway, Bldg. 640
Post Office Box 3037
Blue Bell, PA 19422
Facsimile: (610) 825-7055

15.3 **Governing Law; Forum; Etc.**. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Florida (without giving effect to the laws, rules or principles of the State of Florida regarding conflicts of laws). Each Party agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a state or federal court, as the case may be, in the county of Miami-Dade, State of Florida. Each Party consents and submits to the non-exclusive personal jurisdiction of any such court in respect of any such proceeding. Each Party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each Party hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any such court and any claim that it may now or hereafter have that any such proceeding in any such court has been brought in an inconvenient forum. In the event of any litigation between or among any of the Parties with respect to this Agreement, the prevailing Party or Parties, as the case may be, therein shall be entitled to receive from the non-prevailing Party or Parties, as the case may be, therein all of such prevailing Party's or Parties' expenses incurred in connection with such litigation.

15.4 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties; provided, however, that Buyer may assign its rights under this Agreement to any Affiliate, including assigning the Greenhouse Mark and all other Proprietary Rights to a corporation incorporated under the laws of the Bahamas. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

15.5 Entire Agreement. This Agreement together with the Exhibits and Schedules attached hereto and the agreements, certificates and instruments delivered pursuant hereto constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

15.6 Further Assurances. At any time and from time to time after the Closing, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

15.7 Amendments. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

15.8 Waivers. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

15.9 Headings; Counterparts. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.10 Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

15.11 Rights and Remedies. All rights, powers and remedies afforded to a Party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion, or the seeking by a Party of any other rights or remedies.

15.12 Sources and Uses; Existing Spa Operations; New York Office Space.

(a) The Seller Parties hereby agree to continue the build-out of two (2) day spas under construction in Newtown, Pennsylvania and Birmingham, Alabama (collectively, the "Development Projects") from the period from the date hereof until Closing. Because it has been determined this it is in the best interest of all the parties hereto, Buyer hereby agrees to reimburse the Seller Parties at Closing for all third-party expenses incurred in connection with the build-out of these Development Projects as expressly set forth on Schedule 15.12. Except with respect to the build-out costs incurred by the Seller Parties as of the date hereof for the New York Property, as further addressed below (the "New York Costs"), Buyer will not, and will not be obligated to, pay for any work performed prior to the date hereof. Buyer hereby agrees to reimburse the Seller Parties for up to $300,000 in New York Costs. Prior to the expenditure of any funds by the Seller Parties between the date hereof and the Closing Date in respect of the Development Projects, the Seller Parties shall consult with Buyer regarding the expenditure to be made and provide Buyer will all additional documentation and information as Buyer shall reasonably request with respect thereto. Seller Parties will not be reimbursed for any expenditures objected to by Buyer prior to the incurrence of said expenditures. At least ten (10) Business Days prior to Closing, the Seller Parties will deliver to Buyer detailed invoices and receipts evidencing work performed on the build-outs of the Development Projects. In addition to the aggregate of (i) $200,000 to be expended by the Seller

Parties to build out the Development Projects as set forth on Schedule 15.12, and (ii) up to $300,000 in New York Costs the Seller Parties represent and warrant that it shall not cost Buyer more than an aggregate of an additional $1,000,000 to complete all of the Development Projects including, without limitation, all amounts necessary to finish construction and fit-out and equip each Development Project with all equipment and fixtures necessary or desirable for the operation of a first-class spa and beauty salon.

(b) Other than the Development Projects, (i) each of the spas operated by the Operational Sellers that constitute Purchased Assets are complete and fully operational as of the date hereof as a first class spa and (ii) none of such spas will require any significant capital expenditures (singly or in the aggregate) during the twelve (12) month period following the Closing Date that relates to the construction and/or renovation of such spas (other than the replacement of certain carpeting at the Manhasset location).

(c) Buyer and Seller agree that at Closing Buyer will enter into a sublease with the Seller Parties for a to be agreed upon portion of the office space located in New York at a to be agreed upon amount for a to be agreed upon term.

15.13 Capital Leases. Buyer hereby agrees to purchase certain of the Purchased Assets constituting personal property that are subject to the following capital leases: that certain equipment lease between ESC Medical Systems, Inc. and GHDS, dated January 2, 2001 (as amended supplemented or modified, the "ESC Lease"), and those certain equipment leases between First Commerce Leasing and GHDS set forth on Schedule 4.20(a) (as amended, supplemented or modified, the "First Commerce Leases"), and together with the ESC Lease, the "Capital Leases"), and the Seller Parties hereby agree to use its best efforts to assign these Capital Leases to Buyer prior to the Closing. Pursuant to the First Commerce Leases, GHDS has maintained a $500,000 certificate of deposit as collateral, and GHDS agrees to keep this obligation in place from and after Closing on Buyer's behalf. Additionally, to the extent Buyer determines it is in its interest to prepay the First Commerce Leases the Seller Parties hereby agree to pay all fees, expenses and penalties incurred in connection with such prepayment, including any prepayment penalty and Buyer will pay the remaining balance of the lease payments under the First Commerce Leases.

[Signatures on following page.]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

STEINER SPAS USA, INC.,
a Florida corporation

By:________________________________
Name: Carl St. Philip
Title: Chief Financial Officer

BIRMINGHAM DAY SPA, LLC,
a Pennsylvania limited liability company

By:________________________________
Name: Gerald Katzoff
Title: Manager

57th STREET DAY SPA, LLC,
a New York limited liability company

By:________________________________
Name: Gerald Katzoff
Title: Manager

GH DAY SPAS, INC.,
a Pennsylvania corporation

By:________________________________
Name: Gerald Katzoff
Title: President

[Signatures continued on following page.]

GH DAY SPA SECOND STREET, LLC,
a Pennsylvania limited liability company

By:________________________________
Name: Gerald Katzoff
Title: Manager

THE GREENHOUSE SPA, INC.,
a Pennsylvania corporation

By:________________________________
Name: Gerald Katzoff
Title: President

THE STUART KATZOFF TRUST
u/d/t dated October 9, 1990

By:________________________________
Name: Gerald Katzoff
Title: Trustee

____
GERALD KATZOFF, individually

____
LYDIA KATZOFF, individually

____
STUART KATZOFF, individually

Schedule 1.1

Assets

See attached

Computers Acct 1530		Book Cost 12/31/00	Jan Adds 2001	Feb Adds 2001	Mar Adds 2001	Book Cost 03/31/01	Apr Adds 2001	May Adds 2001	Jun Adds 2001	Book Cost 06/30/01
Beverly Hills	6/27/99	10338 00				10338 00				10338 00
	7/1/00	1357 00				1357 00				1357 00
		11695 00	0 00	0 00	0 00	11695 00	0 00	0 00	0 00	11695 00
Dallas	6/27/99	5592 00				5592 00				5592 00
	7/1/00	900 00				900 00				900 00
		6492 00	0 00	0 00	0 00	6492 00	0 00	0 00	0 00	6492 00
Denver	6/27/99	8414 00				8414 00				8414 00
	7/1/00	900 00				900 00				900 00
		9314 00	0 00	0 00	0 00	9314 00	0 00	0 00	0 00	9314 00
Detroit	6/27/99	19849 00				19849 00				19849 00
	7/1/00	12240 00	1946 31	3357 02		17543 33				17543 33
		32089 00	1946 31	3357 02	0 00	37392 33	0 00	0 00	0 00	37392 33
Greenwich	6/27/99	1359 00				1359 00				1359 00
	7/1/00	2396 00	1384 22			3780 22				3780 22
		3755 00	1384 22	0 00	0 00	5139 22	0 00	0 00	0 00	5139 22
Houston	6/27/99	10023 00				10023 00				10023 00
	7/1/00	6054 00				6054 00				6054 00
		16077 00	0 00	0 00	0 00	16077 00	0 00	0 00	0 00	16077 00
Manhasset	6/27/99	13475 00				13475 00				13475 00
	7/1/00	9850 00	1426 46		1965 55	13242 01				13242 01
		23325 00	1426 46	0 00	1965 55	26717 01	0 00	0 00	0 00	26717 01
Edina	6/27/99	7469 00				7469 00				7469 00
Newport Beach	6/27/99	5190 00				5190 00				5190 00
	7/1/00	1049 00				1049 00				1049 00
		6239 00	0.00	0 00	0 00	6239 00	0.00	0 00	0 00	6239 00
Corporate	7/1/00	10934 00	400 98	2483 94	9462 89	23281 81				23281 81
Birmingham	8/1/00	28503 00				28503 00				28503 00
	10/1/00	900 00				900 00				900 00
		29403 00	0 00	0 00	0 00	29403 00	0 00	0 00	0 00	29403 00
Orlando	12/1/00	450 00				450 00				450 00
		167242 00	5157 97	5840 96	11428 44	179669 37	0 00	0 00	0 00	179669 37

Computers		Accm Depn 12/31/00	Depn Assets held 12/31/00	Depn Monthly 2001	Depn Adds 2001	Accm Depn 03/31/01
Beverly Hills	6/27/99	5169 00	3446 00	287 17		6030 50
	7/1/00	135 70	271 40	22 62	0 00	203 55
		5304 70	3717 40	309 78	0 00	6234 05
Dallas	6/27/99	2796 00	1864 00	155 33		3262 00
	7/1/00	90 00	180 00	15 00	0 00	135 00
		2886 00	2044 00	170 33	0 00	3397 00
Denver	6/27/99	4207 00	2804 67	233 72		4908 17
	7/1/00	90 00	180 00	15 00	0 00	135 00
		4297 00	2984 67	248 72	0 00	5043 17
Detroit	6/27/99	9924 50	6616 33	551 36		11578 58
	7/1/00	1224 00	2448 00	204 00	530 33	2366 33
		11148 50	9064 33	755 36	530 33	13944 92
Greenwich	6/27/99	679 50	453 00	37 75		792 75
	7/1/00	239 60	479 20	39 93	138 42	497 82
		919 10	932 20	77 68	138 42	1290 57
Houston	6/27/99	5011 50	3341 00	278 42		5846 75
	7/1/00	605 40	1210 80	100 90	0 00	908 10
		5616 90	4551 80	379 32	0 00	6754 85
Manhasset	6/27/99	6737 50	4491 67	374 31		7860 42
	7/1/00	985 00	1970 00	164 17	339 20	1816 70
		7722 50	6161 67	538 47	339 20	9677 12
Edina	6/27/99	3734 50	2489 67	207 47	0 00	4356 92
Newport Beach	6/27/99	2595 00	1730 00	144 17		3027 50
	7/1/00	104 90	209 80	17 48	0 00	157 35
		2699 90	1939 80	161 65	0 00	3184 85
Corporate	7/1/00	1093 40	2186 80	182 23	1234 78	2874 88
Birmingham	8/1/00	3958 75	9501 00	791 75		6334 00
	10/1/00	45 00	180 00	15 00	0 00	90 00
		4003 75	9681 00	806 75	0 00	6424 00
Orlando	12/1/00	7 50	90 00	7 50	0 00	30 00
		49433 75	46143 34	3845 28	2242 74	63212 32

I:\Accounting\greenhouse\Closings-B...\workpapers-2001\Fixed Assets-2001

Acct 1620		Book Cost 12/31/00	Jan Addls 2001	Feb Addls 2001	Mar Addls 2001	Book Cost 03/31/01	Apr Addls 2001	May Addls 2001	Jun Addls 2001	Book Cost 06/30/01
Furniture & Fixtures										
Beverly Hills	6/27/99	37171 00				37171 00				37171 00
						0 00				0 00
		37171 00	0 00	0 00	0 00	37171.00	0 00	0 00	0 00	37171 00
Dallas	6/27/99	29807 00				29807 00				29807 00
						0 00				0 00
		29807 00	0 00	0 00	0 00	29807 00	0 00	0 00	0 00	29807 00
Denver	6/27/99	30764 00				30764 00				30764 00
						0 00				0 00
		30764 00	0 00	0 00	0 00	30764.00	0 00	0 00	0 00	30764 00
Detroit	6/27/99	43823 00				43823 00				43823 00
						0 00				0 00
		43823 00	0 00	0 00	0 00	43823 00	0 00	0 00	0 00	43823 00
Greenwich	6/27/99	45316 00				45316 00				45316 00
						0 00				0 00
		45316 00	0 00	0 00	0 00	45316 00	0 00	0 00	0.00	45316 00
Houston	6/27/99	29214 00				29214 00				29214 00
						0 00				0 00
		29214 00	0 00	0 00	0 00	29214 00	0 00	0 00	0 00	29214 00
Manhasset	6/27/99	37298 00				37298 00				37298 00
						0 00				0 00
		37298 00	0 00	0 00	0 00	37298 00	0 00	0 00	0 00	37298 00
Edina	6/27/99	31476 00				31476.00				31476 00
Newport Beach	6/27/99	63115 00				63115 00				63115 00
						0 00				0 00
		63115 00	0 00	0.00	0 00	63115 00	0 00	0 00	0.00	63115 00
Corporate	6/27/99	50275 00				50275 00				50275 00
Birmingham	8/1/00	138066 00				138066 00				138066 00
						0 00				0 00
		138066 00	0 00	0 00	0 00	138066 00	0 00	0 00	0 00	138066 00
Orlando	11/1/00	355101 00	400 00	390 00	2000 00	357891 00				357891 00
						0.00				0 00
		355101 00	400 00	390 00	2000 00	357891 00	0 00	0 00	0.00	357891.00
		891426 00	400 00	390 00	2000 00	894216 00	0 00	0 00	0.00	894216 00

		Accm Depn 12/31/00	Depn-Assets held	Depn-Monthly 2001	Depn-Addls 2001	Accm Depn 03/31/01
Furniture & Fixtures						
Beverly Hills	6/27/99	11151 30	7434 20	619 52	0 00	13009 85
						0 00
		11151 30	7434 20	619 52	0 00	13009 85
Dallas	6/27/99	8942 10	5961 40	496 78	0 00	10432 45
						0 00
		8942 10	5961 40	496 78	0 00	10432 45
Denver	6/27/99	9229 20	6152 80	512 73	0 00	10767 40
						0 00
		9229 20	6152 80	512 73	0 00	10767.40
Detroit	6/27/99	13146 90	8764 40	730 37	0 00	15338 00
						0 00
		13146 90	8764 40	730 37	0 00	15338 00
Greenwich	6/27/99	13594 80	9063 20	755 27	0 00	15860 60
						0 00
		13594 80	9063 20	755 27	0 00	15860 60
Houston	6/27/99	8764 20	5842 80	486 90	0 00	10224 90
						0 00
		8764 20	5842 80	486 90	0 00	10224 90
Manhasset	6/27/99	11189 40	7459 60	621 63	0 00	13054 30
						0 00
		11189 40	7459 60	621 63	0 00	13054 30
Edina	6/27/99	9442 80	6295 20	524 60	0 00	11016 60
Newport Beach	6/27/99	18934 50	12623 00	1051 92	0 00	22090 25
						0 00
		18934 50	12623 00	1051 92	0 00	22090 25
Corporate	6/27/99	15082.50	10055 00	837 92	0 00	17596 25
Birmingham	8/1/00	11505 50	27613 20	2301 10	0 00	18408 80
						0 00
		11505 50	27613 20	2301 10	0 00	18408 80
Orlando	11/1/00	11836 70	71020 20	5918 35	279 00	29870 75
						0 00
		11836 70	71020 20	5918 35	279 00	29870 75
		142819 90	178285 00	14857 08	279 00	187670 15

Book Cost 12/31/00 | Jan Addls 2001 | Feb Addls 2001 | Mar Addls 2001 | Book Cost 03/31/01 | Apr Addls 2001 | May Addls 2001 | Jun Addls 2001 | Book Cost 06/30/01

Acct 1618

Leasehold Improvements		Book Cost 12/31/00	Jan Addls 2001	Feb Addls 2001	Mar Addls 2001	Book Cost 03/31/01	Apr Addls 2001	May Addls 2001	Jun Addls 2001	Book Cost 03/31/01
Beverly Hills	6/27/99	784952 00				784952 00				784952 00
						0 00				0 00
		784952 00	0 00	0 00	0 00	784952 00	0 00	0 00	0 00	784952 00
Dallas	6/27/99	679307 00				679307 00				679307 00
						0 00				0 00
		679307 00	0 00	0.00	0 00	679307 00	0 00	0 00	0 00	679307 00
Denver	6/27/99	589627 00				589627 00				589627 00
						0 00				0 00
		589627 00	0 00	0 00	0 00	589627 00	0 00	0 00	0 00	589627 00
Detroit	6/27/99	687403 00				687403 00				687403 00
						0 00				0 00
		687403 00	0 00	0 00	0 00	687403 00	0 00	0 00	0 00	687403 00
Greenwich	6/27/99	904165 00				904165.00				904165 00
						0 00				0 00
		904165 00	0 00	0 00	0 00	904165 00	0 00	0 00	0 00	904165 00
Houston	6/27/99	639325 00				639325 00				639325 00
						0 00				0 00
		639325 00	0 00	0.00	0 00	639325 00	0 00	0 00	0 00	639325 00
Manhasset	6/27/99	1207687 00				1207687 00				1207687 00
						0.00				0 00
		1207687 00	0 00	0 00	0 00	1207687 00	0 00	0 00	0 00	1207687 00
Newport Beach	6/27/99	658102 00				658102 00				658102 00
						0.00				0 00
		658102 00	0 00	0 00	0 00	658102.00	0 00	0 00	0 00	658102 00
Birmingham	8/1/00	595705 00				595705 00				595705 00
						0.00				0.00
		595705 00	0 00	0 00	0 00	595705 00	0 00	0 00	0.00	595705.00
Orlando	12/1/00	1310340 00	341 50			1310681 50				1310681 50
						0.00				0 00
		1310340 00	341 50	0 00	0 00	1310681 50	0 00	0 00	0 00	1310681 50
		8056513 00	341 50	0 00	0 00	8056854.50	0 00	0 00	0.00	8056854 50

Leasehold Improvements		Accm Depn 12/31/00	Depn-Assets held	Depn-Monthly 2001	Depn-Addls 2001	Accm Depn 03/31/01
Beverly Hills	6/27/99	173151 17	115434 11	9619 51	0 00	202009 70
						0 00
		173151 17	115434 11	9619 51	0 00	202009 70
Dallas	6/27/99	149847 13	99898 09	8324 84	0 00	174821 65
		149847 13	99898 09	8324 84	0 00	174821 65
Denver	6/27/99	131983 66	87989 11	7332 43	0 00	153980 94
		131983 66	87989 11	7332 43	0 00	153980 94
Detroit	6/27/99	137480 60	91653 73	7637 81	0 00	160394 03
		137480 60	91653 73	7637 81	0 00	160394 03
Greenwich	6/27/99	188367 72	125578 48	10464 87	0 00	219762 34
		188367 72	125578 48	10464 87	0 00	219762 34
Houston	6/27/99	131368 14	87578 76	7298 23	0 00	153262 83
		131368 14	87578.76	7298 23	0 00	153262.83
Manhasset	6/27/99	248154 86	165436 57	13786 38	0 00	289514 00
		248154 86	165436 57	13786 38	0 00	289514 00
Newport Beach	6/27/99	131620 40	87746 93	7312 24	0 00	153567 13
		131620 40	87746 93	7312 24	0 00	153567.13
Birmingham	8/1/00	24821 04	59570 50	4964 21	0 00	39713 67
		24821 04	59570 50	4964 21	0 00	39713.67
Orlando	11/1/00	5459 75	65517 00	5459 75	17 97	21856 97
		5459 75	65517 00	5459 75	17 97	21856 97
		1322254 47	986403 28	82200 27	17 97	1568873 26

		Book Cost 12/31/00	Jan Addls 2001	Feb Addls 2001	Mar Addls 2001	Book Cost 03/31/01	Apr Addls 2001	May Addls 2001	Jun Addls 2001	Book Cost 06/30/01
		Book Cost 12/31/00	Jan Addls 2001	Feb Addls 2001	Mar Addls 2001	Book Cost 03/31/01	Apr Addls 2001	May Addls 2001	Jun Addls 2001	Book Cost 03/31/01
Laser	Acct 1610									
Beverly Hills	6/27/99	149831 00				149831 00				149831 00
						0 00				0 00
		149831 00	0 00	0 00	0 00	149831 00	0 00	0 00	0.00	149831 00
Dallas	6/27/99	215723 00				215723 00				215723 00
						0 00				0 00
		215723 00	0 00	0 00	0 00	215723 00	0 00	0 00	0 00	215723 00
Denver	6/27/99	314608 00				314608 00				314608 00
						0 00				0 00
		314608 00	0 00	0.00	0 00	314608 00	0 00	0 00	0 00	314608 00
Detroit	6/27/99	305701 00				305701 00				305701 00
						0 00				0 00
		305701 00	0 00	0 00	0 00	305701 00	0 00	0 00	0 00	305701 00
Greenwich	6/27/99	347943 00				347943 00				347943 00
						0 00				0 00
		347943 00	0 00	0 00	0 00	347943 00	0 00	0 00	0 00	347943 00
Houston	6/27/99	298605 00				298605 00				298605 00
						0 00				0 00
		298605 00	0 00	0 00	0 00	298605 00	0 00	0 00	0.00	298605 00
Manhasset	6/27/99	336793 00				336793 00				336793 00
						0 00				0 00
		336793 00	0 00	0 00	0 00	336793 00	0 00	0 00	0 00	336793 00
Newport Beach	6/27/99	121172 00				121172 00				121172 00
						0 00				0 00
		121172 00	0 00	0 00	0 00	121172 00	0 00	0 00	0.00	121172 00
Edina	6/27/99	349566 00				349566 00				349566 00
						0 00				0 00
		349566 00	0 00	0 00	0 00	349566 00	0 00	0 00	0 00	349566 00
						0 00				0 00
						0 00				0 00
		0 00	0 00	0 00	0 00	0 00	0 00	0 00	0 00	0 00
		2439942 00	0 00	0 00	0 00	2439942 00	0 00	0 00	0 00	2439942 00

		Accm Depn 12/31/00	Depn Assets held	Depn Monthly 2001	Depn Addls 2001	Accm Depn 03/31/01
		Accm Depn 12/31/00	Depn-Assets held	Depn-Monthly 2001	Depn-Addls 2001	Accm Depn 03/31/01
Laser						
Beverly Hills	6/27/99	44949 30	29966 20	2497 18	0 00	52440 85
		44949 30	29966 20	2497 18	0 00	52440 85
Dallas	6/27/99	107861 50	71907 67	5992 31	0 00	125838 42
						0 00
		107861 50	71907 67	5992 31	0 00	125838 42
Denver	6/27/99	157304 00	104869 33	8739 11	0 00	183521 33
						0 00
		157304 00	104869 33	8739 11	0 00	183521 33
Detroit	6/27/99	152850 50	101900 33	8491 69	0 00	178325 58
						0 00
		152850 50	101900 33	8491 69	0 00	178325 58
Greenwich	6/27/99	173971 50	115981 00	9665 08	0 00	202966 75
						0 00
		173971 50	115981 00	9665 08	0 00	202966 75
Houston	6/27/99	149302 50	99535 00	8294 58	0 00	174186 25
						0 00
		149302 50	99535 00	8294 58	0 00	174186 25
Manhasset	6/27/99	101037 90	67358 60	5613 22	0 00	117877 55
						0 00
		101037 90	67358 60	5613 22	0 00	117877 55
Newport Beach	6/27/99	60586 00	40390 67	3365 89	0 00	70683 67
						0 00
		60586 00	40390 67	3365 89	0 00	70683 67
Edina	8/1/00	174783 00	116522 00	9710 17	0 00	203913 50
						0 00
		174783 00	116522 00	9710 17	0 00	203913 50
				0 00	0 00	0 00
		0 00	0 00	0 00	0 00	0 00
		1122646 20	748430 80	62369 23	0 00	1309763 90

Book Cost 12/31/00	Jan Addls 2001	Feb Addls 2001	Mar Addls 2001	Book Cost 03/31/01	Apr Addls 2001	May Addls 2001	Jun Addls 2001	Book Cost 06/30/01

	Accm Depn 12/31/00	Depn-Assets held	Depn-Monthly 2001	Depn-Addls 2001	Accm Depn 03/31/01
SUMMARY	2637154 32	1959262 42	163271 87	2539 71	3129509 64
Beverly Hills	234556 17	156551 91	13045 99	0 00	273694 45
Dallas	269536 73	179811 16	14984 26	0 00	314489 52
Denver	302813 86	201995 91	16832 99	0 00	363312 84
Troy	314626 50	211382 79	17615 23	830 33	368002 53
Greenwich	376853 12	251554 88	20962 91	138 42	439880 26
Houston	295051 74	197508 36	16459 03	0 00	344428 83
Manhasset	368104 66	246716 44	20559 70	339 20	430122 97
Edina	187960 30	125306 87	10442 24	0 00	219287 02
Newport Beach	213840 80	142700 40	11891 70	0 00	249815 90
Corporate	16176 90	12241 80	1020 15	1234 78	20471 13
Birmingham	40330 29	96884 70	8072 06	0 00	64646 47
Orlando	17303 96	136627 20	11385 60	296 97	51757 72
	2637154 32	1959262 42	163271 87	2539 71	3129509 64

		57th Street						
Leasehold Improvements		**Account 1515**						
Spa opened 11/17/00		Months	Basis		2000 Depreciation	12/31/00 Accd Depn	2001 Depreciation	12/31/01 Accd Depn
Lease expires 9/30/2010		118.5	2602609.74	1.5mo	32944.43	32944.43	263555.42	296499.84
Additions-2001		112.5	-26335.17				-1404.54	-1404.54
			2576274.57		32944.43	32944.43	262150.87	295095.30
						1Q	65537.72	98482
Furniture & Fixtures		**Account 1520**						
	yrs	7	549271.01	1.5mo	9808.41	9808.41	78467.29	88275.70
	remove kosmet-2000 a		-112375.00				-2006.70	-2006.70
							-16053.57	-16053.57
			436896.01		9808.41	9808.41	60407.02	70215.43
	Additions-2001		14350.75				1025.05	1025.05
			451246.76		9808.41	9808.41	61432.07	71240.48
						1Q	15358.02	25166
Computers		**Account 1530**						
	yrs	5	32537.88		813.45	813.45	6507.58	7321.02
						1Q	1627	2440
Miscellaneous Other Assets		**Account 1720**						
	yrs	5	2369860.95	1.5mo	59247	59247	473972	533219
	Expensed-2000 adj		-1630772.00				-40769	-40769
	Expensed-2001 adj						-326154	-326154
			739088.95		59247	59247	107048	166295
						1Q	26762	86009

Fixed Asset Additions 2001

Account 1515-12-00-00

Mth post	Ref Nbr	Description	Amount
Jan	611	SRG-Expenses thru 12/31/00	433.46
Feb	610	SRG-Services 12/11 thru 12/31/00	6607.50
Mar	785	SRG	-10465.00
	786	SRG	-15493.91
	787	SRG	-8654.33
	881	Verizon-Telephone Additions	1237.11
			-26335.17

Account 1520-12-00-00

Mth post	Ref Nbr	Ck #	Description	Amount
Feb	665	22926	John Nguyen Woodworking-1/8/01	
			Three solid White Oak "U" Side Tables	1800.00
			Two Solid White oak Stools	2700.00
				4500.00
Mar	732		Beltech Communications-additional	
			hardware for telephone system-2/28/01	9850.75
				14350.75

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Amplifier	Bagen	0	1	0	0	0	0	0	0
Apron	Bette Dain	0	0	0	0	2	0	0	0
Bed - Electric	Kosmet	4	0	0	0	0	0	0	0
Blanket - 3-Zone Electric Healing	Phytomer	1	2	2	3	2	3	0	0
Blanket - Beige		0	0	0	0	0	0	0	7
Blanket - Blue		0	0	0	0	0	30	0	14
Blanket - Ivory 66"x90"	American Hotel	34	48	0	0	20	30	0	14
Blanket - Thermal Electric	P-Ryton	0	0	2	3	0	3	0	0
Blanket - White		0	0	0	0	0	0	0	7
Bottle - Oval w/Pump	Nail Co	4	2	0	0	0	3	0	0
Bottle - Oval w/Snap Cap	Nail Co	0	1	0	0	0	0	0	0
Bowl - 3 1/4" dia	American Supply	1	0	0	0	0	3	0	0
Bowl - 5" dia	American Supply	4	0	0	0	0	0	0	0
Bowl - Mixing	Cosmo Chic	1	3	0	16	8	13	0	0
Bowl - Utility Small 3 1/4" dia	Nail Co	0	2	0	0	0	0	0	0
Bra - Terri Cloth		0	0	0	0	0	0	0	2
Brush		0	0	0	0	0	0	2	0
Brush - Body		0	0	0	1	12	0	0	0
Brush - Body Treatments		8	3	1	0	44	0	0	0
Brush - Bow/Lash	Nail Co	0	0	0	0	0	4	0	0
Brush - Dome	Nail Co	0	0	0	0	0	0	0	0
Brush - Eye Fluff	Nail Co	0	0	0	0	0	2	0	0
Brush - Face Mask Fan Large		0	4	0	0	0	5	0	0
Brush - Fan Tail	Cosmetic Lab	6	0	0	3	6	0	0	0
Brush - Lip	Nail Co	0	0	0	0	1	1	0	0
Brush - Manicure		5	0	0	1	0	2	0	0
Brush - Powder	Nail Co	0	0	0	0	1	0	0	0
Brush - Rouge	Nail Co	0	0	0	0	1	0	0	0
Camera		0	0	0	0	0	0	0	1
Cap - Shower		0	0	0	0	0	0	0	6
Casing Machine LT-100-A		0	0	0	0	0	2	0	0
Chair - Blue		0	0	0	0	0	0	2	0
Compact Disc Player	Optimus	0	1	0	0	0	0	0	0
Computer		6	0	0	0	0	0	0	0
Computer 300	Compac	0	1	0	0	0	0	0	0
Computer 4000	Compac	0	3	0	0	0	0	0	0
Computer 445A	Compac	0	10	0	0	0	6	0	0
Computer 5120	Compac	0	3	0	0	0	0	0	0
Computer 5150	Compac	0	2	0	0	0	0	0	0

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Computer Server		1	0	0	0	0	0	0	0
Computer Server MMP		0	1	0	0	0	0	0	0
Computer SK8000	Dell	0	1	0	0	0	0	0	0
Computers		0	0	0	0	24	0	0	0
Copier EP1030F	Minolta	0	1	0	0	0	0	0	0
Copier EP1031F	Minolta	0	0	0	0	0	1	0	0
Copier Ricoh FT3713		1	0	0	0	0	0	0	0
Cover - Neck Terry	Oasis	0	0	0	0	0	25	0	0
Cover - Oversize Terry	Oasis	0	0	0	0	0	20	0	0
Cover - Standard Terry	Oasis	0	0	0	0	0	16	0	0
Credit Card Machine	Tranz330	0	1	0	0	0	0	0	0
Credit Card Machine	Data Card	0	1	0	0	0	0	0	0
Credit Card Machine		0	0	0	0	2	0	0	0
Credit Card Printer	Datacard	0	0	0	0	0	0	0	0
Credit Card Printer	Verifon	0	1	0	0	0	0	0	0
Credit Card Printer		0	0	0	0	2	0	0	0
Disenfectant System UL50 Ultracare	Nail Co	0	0	0	0	0	0	0	0
Dish - Hand Soak		0	0	0	0	0	0	2	0
Disks		0	0	0	0	0	0	0	12
Dispensers - One Touch Top		0	2	2	0	2	0	0	0
Evacuator	Stockhouse	0	1	0	0	0	0	0	0
Expansion Port		1	0	0	0	0	0	0	0
Face Steamer VZ-2	Silhouet	0	0	0	0	0	2	0	0
Facial Machine	Kosmet	0	4	0	0	0	0	0	4
Fax 2500	Minolta	0	1	0	0	0	1	0	0
Fax 2600	Minolta	1	0	0	0	0	0	0	0
Foot Bath Massager		0	0	0	0	0	0	0	2
Gift Card Machine	Nurit 2085	0	2	0	0	0	0	0	0
Gift Card Machine		0	0	0	0	2	0	0	0
Gloves - Waterproof	La Stone	0	0	1	2	4	3	0	0
Goggle Liners		0	0	0	0	0	0	0	25
Goggles - Laser	Laser Peripherals	0	14	0	0	0	0	0	8
Hot Cabinet/Serilizers UV Light	Oasis	5	7	9	11	14	12	0	0
Hot Towel Cabinet		0	0	0	0	0	0	1	0
Holcabi M207	Edward	0	3	0	0	0	9	0	0
Hydrocollator w/Hot Packs	Universal Esthetics	0	0	0	0	0	0	0	0
Jars - Dispensers 7" x 4 1/4" 6/set		2	6	0	0	0	4	0	0
Jars - Sterilizers	Nail Co	9	6	0	2	0	2	0	0
Keyboard		7	0	0	0	0	0	0	0

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Keyboard RT101	Compac	0	7	0	0	0	5	0	0
Keyboard RT231BTN	Compac	0	4	0	0	0	0	0	0
Lamp - Magnifying	Kosmet	5	6	9	8	10	7	0	0
Lamp - Magnifying & Stand		0	0	0	0	0	0	0	6
Lamp - Magnifying Floor		0	0	0	0	0	0	0	2
Laser		3	6	4	3	4	2	0	1
Laser	Lorad	0	9	0	0	0	0	0	0
Manifing Light	Edward	0	1	0	0	0	0	0	0
Mats - Bath White	Ty-Ty-Ty	17	0	1	2	10	1	0	0
Melting Pot	Universal Esthetics	5	9	0	10	10	5	0	0
Mirror		0	4	0	0	6	0	0	0
Mirror - Magnifying		0	0	0	0	0	0	0	2
Mirror - Unbreakable	Nail Co	0	6	0	0	0	13	0	0
Mitt - Foot Electric	Nail Co	0	2	2	4	5	0	0	1
Mitt - Hand Electric	Nail Co	4	2	4	4	5	0	0	9
Monitor		7	0	0	0	0	0	0	0
Monitor	Dell	0	1	0	0	0	0	0	0
Monitor 610	Compac	0	2	0	0	0	0	0	0
Mouse		7	0	0	0	0	0	0	0
Mouse M534		0	1	0	0	0	0	0	0
Neck Rolls		0	0	0	0	0	0	0	11
Network Interface	Compac	1	0	0	0	0	0	0	0
Oxygen Tank Lg		0	0	0	0	0	1	0	0
Oxygen Tank Sm		0	0	0	0	0	1	0	0
Pad - Warming 24"x60"		2	3	0	3	10	5	0	2
Paraffin - Feet		0	0	0	0	0	0	2	0
Paraffin - Hands		0	0	0	0	0	0	1	0
Phone 824	Prostar Samsun	0	7	0	0	0	0	0	0
Pillow - Eye	Diamond Way	0	6	2	0	0	0	0	0
Pillow - Head & Neck	Diamond Way	10	4	9	10	0	20	0	0
Pillow - White	Golden Ratio	7	12	0	20	0	0	0	1
Pillow Cases - Disposable	Nail Co	0	8	0	0	0	0	0	0
Pillow Cases - White	American Hospitality	0	12	0	0	0	0	0	0
Printer		0	0	0	0	2	0	0	0
Printer 4000	Hewlett Packard	0	1	0	0	0	0	0	0
Printer C6451A	Hewlett Packard	0	0	0	0	0	1	0	0
Printer N17	Xerox Docuprint	0	0	0	0	0	0	0	0
Prostar Phone 824	Samsung	0	0	0	0	0	7	0	0
Pumps 32 oz		0	22	0	0	0	0	0	0

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Punchin Machine		0	0	0	0	3	0	0	0
Refrigerator Cabby		0	0	0	0	0	0	0	0
Roasters - Turkey	Ward	3	12	3	3	4	4	0	1
Robe - Kimono White w/White Piping	Ty-Ty-Ty	6	12	0	0	0	12	0	0
Robe - Navy Blue Large	Turtlewear	16	24	0	7	47	21	0	6
Robe - Navy Blue Medium	Turtlewear	18	26	0	15	0	10	0	2
Robe - Navy Blue Small		0	0	0	0	0	0	0	1
Robe - White Terry		0	0	0	0	0	0	0	24
Robes - Navy Blue XL	Turtlewear	11	18	0	0	0	2	0	2
Sandles - Clear Size 10	Ya Babi	3	0	0	3	4	0	0	0
Sandles - Clear Size 6		0	0	0	5	0	0	0	0
Sandles - Clear Size 7	Ya Babi	16	0	0	1	11	0	0	0
Sandles - Clear Size 8	Ya Babi	2	0	0	16	15	0	0	0
Sandles - Clear Size 9	Ya Babi	4	0	0	12	11	0	0	1
Seat - Pedicurist Black	Universal Esthetics	2	0	0	2	0	12	0	0
Seat - Pedicurist White		1	0	2	0	0	2	0	0
Sheet - Blue		0	0	0	0	0	0	0	1
Sheet - White		0	0	0	0	0	0	0	26
Sheets - Massage White	American Hospitality	73	284	0	31	0	78	0	120
Sheets - Navy Blue		0	0	0	0	0	0	0	5
Shirodhara	Diamond Way	1	1	1	1	0	1	0	1
Slippers - Lg		0	0	0	0	0	0	0	3
Slippers - Med		0	0	0	0	0	0	0	1
Slippers - Size 5-6		0	0	0	0	0	0	0	1
Slippers - Size 7		0	0	0	0	0	0	0	1
Spatula - 4 1/2" Wood 1000/bx	Qosmedix	0	0	0	0	0	0	0	0
Spatula - 5 1/2" Wood 500/bx	Qosmedix	0	0	0	0	0	0	0	0
Spatula - Rubber		0	3	0	0	0	0	0	0
Spoon - Wooden	La Stone	0	1	0	0	0	4	0	0
Steamer	Silouette	0	1	0	0	0	0	0	0
Steamer Aroma VZ-2	Silouette	0	1	0	0	0	1	0	0
Steamer VQ-1	Silhouet	0	0	0	0	0	1	0	0
Steamers - Facial	Silhouet	5	4	4	5	5	5	0	7
Sterilizer	P-Rylon	5	4	5	6	13	14	0	0
Sterilizer - Dry		0	0	0	0	0	0	1	0
Sterilizer - Wet		0	0	0	0	0	0	1	0
Sterilizer Sterilux	Silouette	0	3	0	0	0	0	0	0
Sterilux Santizer		0	0	0	0	0	9	0	0
Stones - Cold Marble 18/set	La Polar Stones	0	2	0	0	0	0	0	0

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Stones - Hot Tumbled	Stone People	2	2	1	0	4	3	0	3
Stool - Black		0	0	0	0	0	0	2	0
Stool - Hydraulic w/Back Black	Kosmet	7	0	0	0	0	0	0	0
Stool - Hydraulic w/Back White	Kosmet	0	4	10	0	0	0	0	0
Stool - Pedicure		0	0	0	0	0	0	2	0
Table		0	0	0	0	0	0	2	0
Table - Massage Verona White	Golden Ratio	3	4	3	0	3	4	0	0
Table - Round Brown		0	0	0	0	0	0	1	0
Table - Uplift Electric	Golden Ratio	0	2	2	3	2	5	0	5
Table - Wet Treatment	Golden Ratio	0	1	0	0	0	0	0	0
Telephones		0	0	0	0	10	0	0	0
Thermometer - Hot Rocks	La Stone	2	2	0	0	4	3	0	0
Towel - Bath 27x50 Blue		0	65	34	47	24	65	0	0
Towel - Bath 27x50 White	American Hospitality	24	72	78	63	136	50	0	0
Towel - Bath Beige		0	0	0	0	0	0	0	50
Towel - Bath Off White		0	0	0	0	0	30	0	0
Towel - Hand 16x30 Blue		16	64	12	80	0	20	0	26
Towel - Hand 16x30 White	American Hospitality	45	150	70	54	56	100	0	163
Towel - Hand 16x30 White	Ty-Ty-Ty	0	26	0	0	0	0	0	1
Ultra Foot Wash Massager		0	0	0	0	0	0	0	1
Uniform - Jacket Lg		0	0	0	0	0	0	0	70
Uniform - Jacket Med		0	0	0	0	0	0	0	0
Uniform - Jacket Small		0	0	0	0	0	0	0	0
Uniform - Pants Lg		0	0	0	0	0	0	0	0
Uniform - Pants Med		0	0	0	0	0	0	0	0
Uniform - Pants Size 10		0	0	0	9	0	0	0	0
Uniform - Pants Small	Vilor More	0	0	0	0	0	0	0	0
Vacuum Cleaner		0	0	0	0	0	0	0	1
Warmer - Abdomen	Diamond Way	0	0	1	1	0	0	0	0
Warmer - Lotion Non-Electric	Universal Esthetics	0	0	0	0	0	0	0	0
Warmers - Bottle		0	0	0	0	0	0	0	0
Wash Cloth - 13x13 Blue		20	40	0	25	0	0	0	4
Wash Cloth - 13x13 White	American Hospitality	12	97	0	15	56	0	0	28
Wash Cloth - 13x13 White	Ty-Ty-Ty	0	9	0	0	0	0	0	0
Wastebasket - Black		0	0	0	0	0	0	2	0
Wastebasket - White		0	0	0	0	0	0	1	0
Wax Machine Leduo Mini	Silouette	0	1	0	0	0	0	0	0
Wax Pot Miniduo	Silouette	0	1	0	0	0	0	0	0
Wax Warmer	Silouette	0	1	0	0	0	0	0	0

EQUIPMENT INVENTORY - DAY SPAS

Description	Vendor	Troy	Houston	Beverly	Newport	Manhasset	Dallas	Denver	Greenwich
Wax Warmer - Paraffin	Oasis	2	1	2	2	6	5	0	2
Wax Warmer Miniduo	Leduo	0	0	0	0	0	5	0	0
Wrap - Blue		0	0	0	0	0	8	0	19
Wrap - Blue Med		0	0	0	7	0	0	0	0
Wrap - Blue Small		0	0	0	9	0	0	0	0
TOTAL:									

01/01/01

BIRMINGHAM EQUIPMENT INVENTORY

Desription	Vendor	Quantity
Aquarium Window		1
Aroma Machine	Opthis	1
Bath Water		1
Bath Wax	Armoer TPA	1
Beauty Set	Solls	1
Cabinet 2 Door Counter Height		1
Cabinet Display GlaSs Top w/Door		4
Cabinet Display Glass Top/Front 4'		1
Cabinet Display Glass Top/Front 6'		11
Cabinet Display Shelving/Drawer 4 Sided		1
Cabinet Heated Small	Taiji EK-20	1
Cabinet Linen Wood 4x1x7	Ornate	1
Cabinet w/Drawers	Ornate	1
Calculators		2
Chain Salon	Hydraulic	1
Chair Arm Metal		3
Chair Arm Upholstered		5
Chair Arm Wicker		2
Chair Executive Swivel Arm		1
Chair Lounge Arm Unholstered		2
Chair Recliner Massage	Relaxer	3
Chair Side Upholstered		6
Chair Side Upholstered	Omate	4
Chair Steno Upholstered		22
Chair Swivel Arm MTL Upholstered		2
Chair w/Footbath	Euro Touch II	2
Computer Personal Cash Register	Clone	1
Computer Personal Desktop	Epson 333	1
Computer Personal Desktop	GEM Olane	1
Computer Personal Desktop	JCC Clone	2
Computer Personal Desktop	PDC Clone	1
Computer Personal Desktop	Arcor Clone	1
Computer Personal Desktop	Clone	2
Corner Unit Display Cabinets		4
Credenza Wood		1
Credenza Wood	Ornate	1
Credenze Metal		2
CS-2118 Photocopier	Copystar	1
Desk Double Pedestal Metal		1
Desk Single Pedestal		1
Desk Single Pedestal Wood		1
Display Multi-Shelf GL8 Back w/Shelving Glass		1
Display Shelving	Custom	2
Dryer Clothes Domestic Heavy	Maytag	2
Dryer Nails	Lanel UV	1
Dryer Nails	Profiles	1
Electroylsis Machine	Nemactron	1
Facsimile Machine	Mita	1
File Legal 4 Drawer		1
File Letter 4 Drawer		1

BIRMINGHAM EQUIPMENT INVENTORY

Desription	Vendor	Quantity
File Serve Olane	Pro Comp Design	1
Glass 6 Sided Display Cabinet		1
Heater Wax		4
Heating Box	Dermatak	1
Hub 8 Port	EFA	1
Hub 8 Port	KTI Networks	1
Ladder Metal 10'		1
Light Exam/wMagnifying Glass		6
Light w/Magnifying Glass Tabletop		5
Lockers 6/set		1
Mat Heated		1
Oven Microwave	GEM Olane	1
Oven Microwave	Jannair	1
PCD Player Disc PD-F100	Pioneer	1
Perimeter Display/Glass Shelving 45LF		1
Power Supply Uniterruptible	Optlude	1
Printer Laser 16N	Okidate	1
Printer Laser LJ4L	Hewlett Packard	1
Printer Laser OK16E	Okidate	1
Printer Receipt DP8343	Star	1
Printer Video SF-10A	Scalar	1
Refrigerator Compact		1
Refrigerator/Freezer Domestic	Kenmore	1
Sauna Personel 4x4	Cal Suppe	1
Seating Unit 2 Seat	Ornate	2
Shelving Metal		1
Shelving Mil Glass Shelves		1
Shower Therapy System Hydrotho	Doyer	1
Shredder Paper Small PS50	Fellowus	1
Skin Theapy Unit Crystal	Slim Yona	1
Speaker Nature Sounds 1200A	Marsone	2
Speaker Nature Sounds 6	Brookstone	1
Stand & Metal		2
Stand Planter		2
Stand Supplies		6
Steam Machine		1
Stereo Receiver	Pioneer	1
Stool Bar		2
Stool Exam		2
Stool with Back		1
Table End		3
Table End Oval	Custom	1
Table Folding		1
Table Massage		5
Table Massage	Touch American	1
Table Metal		1
Table Treatment		1
Table Treatment Electric		2
Table Treatment Expandable	Turlcare	1
Table Wood 2x2		1

BIRMINGHAM EQUIPMENT INVENTORY

Desription	Vendor	Quantity
Table End	Ornate	3
Telephone System Partner	Lucent	1
Time Clock	Latnem	1
Truck Supply		2
Vacuum Carpet		2
Vaporizator ESTY2000	Namectron	1
Vapourizer-Ozone KT-1000	Kuant TA Elec	2
Washer Clothes Domestic	Maytag	1
Whirlpool Full Body GS	Doyer	1
Workstation Nails		3

01/01/01

ORLANDO EQUIPMENT

Description	Vendor	Quantity
80 Degree Bench	Cybex	2
Ab Crunch	Cybex	1
Arm Curl	Cybex	1
Arm Extension	Cybex	1
Bike Max 3000CTB Upright	Cybex	2
Bike Max R3000CTB Recumbent	Cybex	2
Chest Press VR2	Cybex	1
Climb Max 3000CTB Climber	Cybex	2
Coffee Makers	Bunn	2
Computers	Compaq	11
Copier-CSPRO	Minolta	1
Dryer-Heavy Duty Lg. Capacity	GE	1
Dumbell Rack-Twin Tier	Cybex	1
Dumbells 5-50 lbs Set51086 Ivanko	Cybex	1
EFX 546 Preco Ellipticals	Cybex	3
Facial Machine Satalite 6	Cosmo Pro	4
Fax Machine CFX-L4500IF	Cannon	1
Fly	Cybex	1
Hair Dryers 1875 Cord Keeper	Conair	5
Heating Blanket	Cosmo Pro	1
Hip Adduction	Cybex	2
Hood Dryer-Salon Resources	Salon Resources	1
Hydro Tub	Cosmo Pro	1
Innowave' 240	Aqua Perfect	
Iron Grip Gym Pk. Urethane	Cybex	1
Lat. Pull Down Fixed	Cybex	1
Leg Extension	Cybex	1
Massage Tables		9
Massage Tables/Porable	Cosmo Pro	5
Massage Tops for Wet Tables	Cosmo Pro	2
Nail Stations	Belvedere	2
Overhead press	Cybex	1
Parafin Containers	Cosmo Pro	3
Refrigerator	GE	1
Row-Rear Delt Fixed	Cybex	1
Sanitizers	Cosmo Pro	4
Seated Leg Curl	Cybex	1
Seated Leg Press	Cybex	1
Smith Press Station	Cybex	1
Swiss Shower	Cosmo Pro	1
Treadmill 710 T	Cybex	7
TV5	Panasonic	3
Vichy Shower	Cosmo Pro	2
Washer-HD High Efficiency	GE	1
Wet Tables	Cosmo Pro	2

57TH EQUIPMENT INVENTORY

Description	Vendor	Unit	Quantity
Acolight			1
Aculynt Layer Machine			2
Aesthetic Solutions			1
Bag - Clear w/Zipper		ea	0
Bag - Garment w/Logo	Premiums by Zimber	ea	154
Bag - Shoe w/Logo	Premiums by Zimber	ea	183
Blanket - Skin Dynamics			1
Blanket - Thermal Electric	P-Ryton	ea	2
Bottles - Flip-Top Cap		ea	0
Bottles - Pump		ea	0
Bottles - Spray		ea	0
Bowl - 3 1/4" dia	American Supply	ea	0
Bowl - 5" dia	American Supply	ea	0
Bowl - Brown Large	Nail Co	ea	3
Bowl - Brown Small			3
Bowl - Crystal			3
Bowl - Manicure White			7
Bowl - Rubber			3
Bowl - Shirodira			1
Box - Storage	American Hotel	ea	0
Box - White Glass 24x14x4		bx	2
Brush - 3"			2
Brush - Body	American Supply	ea	1
Brush - Body Treatments	American Supply	ea	0
Brush - Bow/Lash	Nail Co	ea	0
Brush - Dome	Nail Co	ea	0
Brush - Eye Fluff	Nail Co	ea	0
Brush - Face Mask Fan Large	American Supply	ea	0
Brush - Powder	Nail Co	ea	0
Brush - Rouge	Nail Co	ea	0
Coffee Grinder			1
Coffee Machine			1
Computer			9
Computer Flat Screen			1
Container - Cotton			10
Copier			1
Cover - Face Cradle			18
Cover - Neck Terry	Oasis	ea	0
Cover - Oversize Terry	Oasis	ea	0
Cover - Standard Terry	Oasis	ea	0
Credit Card Machine			4
Derma Med Machine			1
Dermabrasion			1
Dispensers - One Touch Top	American Supply	ea	0
Electric Bed	Kosmet	ea	6
Espresso Machine			1
Facial Machine	Kosmet	ea	10
Fax			1
Filter - Laser Versa Vac	Telsar	ea	0
Gift Card Machine			4
Glass - Salt			1
Glove - Rubber		bx	1
Gloves - Lotus Touch			7

57TH EQUIPMENT INVENTORY

Description	Vendor	Unit	Quantity
Gloves - Waterproof	La Stone	ea	0
Goggles - Laser	Telsar		4
Hand Cozies		bx	1
Hangers - Wooden			75
Heater - Desk	Viking	ea	0
Heating Blanket			2
Holder - Nail Polish			3
Hose - Versa Vac Evacuator	Telsar	ea	0
Hot Cabinet/Serilizers UV Light	Oasis	ea	15
Hot Rocks			4
Hydrocollator Large			0
Hydrocollator Small			0
Hydrocollator w/Hot Packs	Universal Esthetics	ea	0
Jar - Glass			50
Jars - Dispensers 7" x 4 1/4" 6/set	American Supply	set	0
Jars - Sterilizers	Nail Co	ea	0
Keyboard			8
Lamp - Magnifying	Kosmet	ea	10
Laser		ea	0
Laxer			1
Mega Peel Machine			1
Melting Pot	Universal Esthetics	ea	0
Microdermabrasive Machine			2
Microwave			1
Mirror		ea	0
Mirror - Unbreakable		ea	0
Mitt - Foot Electric	Nail Co	ea	0
Mitt - Hand Electric	Nail Co	pr	0
Monitor			6
Mouse			8
Oxygen Cart		ea	0
Oxygen Regulaor		ea	0
Oxygen Setup		ea	0
Oxygen Tank		ea	0
Pad - Warming 24"x60"	American Supply	ea	0
Phones			6
Pillow			15
Pillow - Eye	Diamond Way	ea	0
Pillow - Head & Neck	Diamond Way	ea	0
Polisher - Electric Shoe	American Hotel	ea	1
Printer			1
Receipt Printer			4
Roaster - Hot Rock	Ward	ea	4
Salon Systems Manicure			2
Sandles - Reflexology Clear Size 10	Ya Babi	ea	0
Sandles - Reflexology Clear Size 11/12	Ya Babi	ea	0
Sandles - Reflexology Clear Size 7	Ya Babi	ea	0
Sandles - Reflexology Clear Size 8	Ya Babi	ea	0
Sandles - Reflexology Clear Size 9	Ya Babi	ea	0
Scanners			3
Seat - Pedicurist Black	Universal Esthetics	ea	15
Shirodhara	Diamond Way	ea	1
Silhouet			2

57TH EQUIPMENT INVENTORY

Description	Vendor	Unit	Quantity
Soft Touch Disp A Wrap System			3
Spatula - Plastic Black			15
Spatula - Rubber	American Supply	ea	21
Spoon - Wooden	La Stone	ea	0
Steam Machine			1
Steamers - Facial	Silhouet	ea	1
Sterilizer	P-Ryton	ea	0
Sterilizer Solution	P-Ryton	gl	0
Stones - Cold Marble 18/set	La Polar Stones	set	0
Stones - Hot Tumbled	Stone People	set	0
Stool - Hydraulic w/Back White	Kosmet	ea	0
Table - Massage Verona White	Golden Ratio	ea	6
Table - Uplift Electric	Golden Ratio	ea	1
Table - Wet Treatment	Golden Ratio	ea	1
Thermometer - Hot Rocks	La Stone	ea	0
Towel - Guess Linen-Like 500/cs	Penn Jersey	cs	0
Tray - Silver			1
Warmer - Abdomen	Diamond Way	ea	0
Warmer - Lotion Non-Electric	Universal Esthetics	ea	0
Warmers - Bottle Double w/Bottles	American Supply	ea	0
Warmers - Mini Lotion			6
Wax Pot		ea	0
Wax Warmer - Paraffin	Oasis	ea	0
TOTAL:			

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep 98
4 Fiscal month number: -->>
5
6
7

8	Date Updated	Description	Location	Cost	Accd Depn 30 Sep 97	Depn Exp 1998	Accd Depn 30 Sep 98	Life	75% of 1998 3/4 year Depn Exp Sep 98-June 99	Accd Depn 30 Jun-99	NBV 30 Jun-99	
				Basis	Begin Bal		Ending Bal.					
11		THI Spa Dura Dallas	Texas-Dallas	1,197,258	179,589	119,726	299,315	10.00	89,794.50	389,109.17	808,148.63	
12		Sunrise Construction	Texas-Dallas	1,700	220	170	390	10.00	127.50	517.08	1,182.92	
13		Stack House (Dallas)	Texas-Dallas	7,766	1,747	777	2,524	9.99	582.75	3,107.10	4,658.90	
14		THI (Dalmac) Dallas	Dallas, TX	129,047	11,829	12,905	24,734	10.00	9,678.75	34,413.06	94,633.96	
15		THI (Stanford Sign) Dallas	Dallas, TX	930	85	93	178	10.00	69.75	248.00	682.00	
16		Dallas THI (Stanford Sign PO# 1899)	Dallas	3,835	320	384	704	9.99	288.00	991.61	2,843.67	
17		THI Dallas - G. Buttler Inv# 0517DC 9		552	28	55	83	10.03	41.25	123.83	427.68	
40		THI (Geoffrey Buttler Value Log) Dallas	Dallas, TX	10,377	951	1,038	1,989	10.00	778.50	2,767.73	7,609.28	
11		THI (Geoffrey Buttler) Dallas	Dallas, TX	5,687	521	569	1,090	9.99	426.75	1,517.01	4,169.76	
90		TLB for Dallas (Inwood Village THI reimbursement 10-11-1	Texas-Dallas	(68,560)	(1,714)	(6,856)	(8,570)	10.00	(5,142.00)	(13,712.00)	(54,848.00)	869,508.80
156		Laser- Dallas(SN 041)	Texas-Dallas	76,025	4,411	15,205	19,616	5.00	11,403.75	31,019.74	45,005.26	
157		Laser- Dallas(SN 042)	Texas-Dallas	76,025	4,408	15,205	19,613	5.00	11,403.75	31,017.12	45,007.88	
160		Laser- Dallas(SN 029)	Texas-Dallas	76,025	19,585	15,205	34,790	5.00	11,403.75	46,193.37	29,831.63	
161		Laser- Dallas(SN 043)	Texas-Dallas	76,025	19,585	15,205	34,790	5.00	11,403.75	46,193.37	29,831.63	
163		Laser- Dallas(SN 044)	Texas-Dallas	76,025	19,617	15,205	34,822	5.00	11,403.75	46,225.79	29,799.21	
164		Laser- Dallas(SN 036)	Texas-Dallas	76,025	19,617	15,205	34,822	5.00	11,403.75	46,225.79	29,799.21	
165		Laser- Dallas(SN 037)	Texas-Dallas	76,025	19,621	15,205	34,826	5.00	11,403.75	46,229.99	29,795.01	
166		Laser- Dallas(SN 028)	Texas-Dallas	76,025	13,282	15,794	29,076	4.81	11,845.50	40,921.30	35,103.70	
857		Lorad Laser Beam expanders-see Exp Dist Report (160,000	TPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	276,123.52
101		Washing Machine (Dallas) (Washex Po#1789)	Dallas	5,556	926	1,111	2,037	5.00	833.25	2,870.28	2,685.92	
556		Inacom	Texas-Dallas	2,865	740	573	1,313	5.00	429.75	1,742.89	1,122.18	
557		Inacom Computer System (Dallas)	Texas-Dallas	30,148	9,212	10,049	19,261	3.00	7,536.75	26,797.64	3,350.36	7,158.45
686		Furniture-Dallas	Texas-Dallas	76,457	19,751	15,291	35,042	5.00	11,468.25	46,510.61	29,946.25	
687		Selected Spa Source	Texas-Dallas	18,357	4,742	3,671	8,413	5.00	2,753.25	11,166.45	7,190.46	
688		Furniture-Dallas (Sutter Furniture)	Dallas	1,118	205	224	429	4.99	168.00	596.88	520.63	
689		Furniture-Dallas (Thomas Letherson)	Dallas	1,062	195	212	407	5.01	159.00	565.63	495.99	38,153.31
		TOTAL DALLAS		2,035,354	349,473	282,671	632,144		212,266	844,409	1,190,944	1,190,944
18		Beverly Hills	California Beverly Hills	897,411	93,478	89,743	183,221	10.00	67,307.25	250,528.23	646,903.17	
19		THI-Beverly Hills (G Buttler)	California-Beverly Hills	13,937	1,278	1,394	2,672	10.00	1,045.50	3,717.07	10,220.01	
20		THI Beverly Hills (Stanford Sign)	California-Bervelly Hills	6,233	571	623	1,194	10.00	467.25	1,661.56	4,570.94	
21		THI- HH	California-Beverly Hills	(1,078)	(99)	(108)	(207)	9.98	(81.00)	(287.82)	(790.18)	
22		THI- HH (Stanford Sign)	Los Angeles	930	85	93	178	10.00	69.75	248.00	682.00	
23		Stanford Sign (Down Payment)		3,721	341	372	713	10.00	279.00	992.09	2,728.91	
24		THI Beverly Hills (Cal Green)	California-Bervelly Hills	0	0	0	0					

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep-98
4 Fiscal month number: -->>
5
6
7

8	Date Updated	Description	Location	Cost Basis	Accd Depn 30-Sep-97 Begin Bal	Depn Exp 1998	Accd Depn 30-Sep-98 Ending Bal.	Life	75% of 1998 3/4 year Depn Exp Sep 98-June 99	Accd Depn 30-Jun-99	NBV 30-Jun-99	
25		THI Beverly Hills (Stanford Sign)		539	45	54	99	9.98	10.50	139.42	399.58	
26		THI Beverly Hills (Turner Smith)	California-Beverly Hills	336,821	28,068	33,682	61,750	10.00	25,261.50	87,011.92	249,809.08	
27		THI Beverly Hills(G. Butler IL 12-350c		1,933	111	493	904	10.01	369.75	1,273.87	3,659.59	
28		THI Beverly Hills(Turner Smith # 19-Feb-97)		109,940	7,329	10,994	18,323	10.00	8,245.50	26,568.81	83,370.80	
29		THI Stanford Sign (Beverly Hills # 962136)		1,713	114	171	285	10.02	128.25	413.45	1,299.55	
30		THI Beverly Hills(Turner Smith 2283,2284)		2,452	143	245	388	10.01	183.75	571.78	1,880.22	1,001,733.67
172		Laser - BH (SN# 054)	California-Beverly Hills	75,675	0	15,135	15,135	5.00	11,351.25	26,486.25	49,188.75	
175		Laser- BH(SN 056)	California-Beverly Hills	75,675	15,765	15,135	30,900	5.00	11,351.25	42,251.04	33,423.96	
176		Laser- BH(SN 062)	California-Beverly Hills	75,675	15,765	15,135	30,900	5.00	11,351.25	42,251.04	33,423.96	
177		Laser- BH(SN 063)	California-Beverly Hills	75,675	15,752	15,135	30,887	5.00	11,351.25	42,238.56	33,436.44	
178		Laser- BH(SN 050)	California-Beverly Hills	75,675	8,829	15,135	23,964	5.00	11,351.25	35,315.00	40,360.00	
858		Lorad Laser Beam expanders-see Exp Dist Report (160,000	TPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	191,783.11
102		Telephone System BH	California-Beverly Hills	7,114	1,601	1,423	3,024	5.00	1,067.25	4,090.90	3,023.10	
558		Inacom Computer System for BH	California-Beverly Hills	23,407	5,006	4,681	9,687	5.00	3,510.75	13,198.23	10,208.68	13,231.78
690		Furniture-Beverly Hills	California-Beverly Hills	96,502	20,105	19,300	39,405	5.00	14,475.00	53,879.67	42,622.73	
691		Furniture-Beverly Hills (Sotter Furniture)	California-Beverly Hills	1,118	205	224	429	4.99	168.00	596.88	520.63	
692		Furniture-Beverly Hills (Thomas Letherson)	California-Beverly Hills	1,062	195	212	407	5.01	159.00	565.63	495.99	
693		Furniture Beverly Hills(Thomas Leatherson)	California-Beverly Hills	7,451	1,242	1,490	2,732	5.00	1,117.50	3,849.36	3,601.81	
694		Furniture Table for Beverly Hills(Thomas Letherson Inv 2/24/97)		635	71	127	201	5.00	95.25	296.28	338.23	47,579.38
		TOTAL BEVERLY HILLS		1,896,235	216,303	241,338	457,641		181,266	638,907	1,257,328	1,257,328
31		Denver	Colorado-Denver	868,979	90,561	86,898	177,462	10.00	65,173.50	242,635.58	626,343.85	
32		THI (Centere Const and Stanford S) Denver	Denver	151,104	13,851	15,110	28,961	10.00	11,332.50	40,293.67	110,810.03	
33		THI (G. Butler) Denver	Denver	10,591	971	1,059	2,030	10.00	794.25	2,824.12	7,767.18	
34		THI (Stanford Sign) Denver	Denver	930	85	93	178	10.00	69.75	248.00	682.00	
35		THI (G. Butler) Denver	Denver	1,371	281	337	618	10.01	252.75	870.85	2,502.39	
36		THI (Stanford Sign) Denver	Denver	8,744	729	874	1,603	10.00	655.50	2,258.13	6,485.38	754,590.82
179		Laser- DENVER(SN 106)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
180		Laser- DENVER(SN 110)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
181		Laser- DENVER(SN 112)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
182		Laser- DENVER(SN 113)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
183		Laser- DENVER(SN 114)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
184		Laser- DENVER(SN 115)	Colorado-Denver	51,660	0	0	0		-	-	51,660.00	
185		LASER DENVER(SN 105)	Colorado-Denver	51,660	10,769	10,741	21,510	4.81	8,055.75	29,566.01	22,093.99	
186		Laser- DENVER(SN 107)	Colorado-Denver	51,660	10,769	10,332	21,101	5.00	7,749.00	28,850.26	22,809.74	
187		Laser- DENVER(SN 108)	Colorado-Denver	51,660	10,769	10,332	21,101	5.00	7,749.00	28,850.26	22,809.74	
188		Laser- DENVER(SN)	Colorado-Denver	51,660	10,769	10,332	21,101	5.00	7,749.00	28,850.26	22,809.74	

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep 98
4 Fiscal month number:
5
6
7

75% of 1998

8	Description	Location	Cost Basis	Accd Depn 30-Sep-97 Begin Bal	Depn Exp 1998	Accd Depn 30-Sep-98 Ending Bal	Life	Fiscal Depn Exp Sep 98-June 99	Accd Depn 30-Jun 99	NBV 30-Jun 99	
859	Focal Laser Beam expanders-see Exp Dist Report (160,000	TPB allocation of bulk purc	3,000		150	450	6.67	337.50	787.50	2,212.50	402,695.71
559	Inacom Computer System for DV	Colorado-Denver	24,695	5,282	4,939	10,221	5.00	3,701.25	13,925.32	10,770.05	10,770.05
695	Furniture Denver	Colorado-Denver	44,578	9,287	8,916	18,203	5.00	6,687.00	24,890.08	19,687.92	
696	Furniture Denver (Sutter Furniture)	Denver	1,118	205	224	429	4.99	168.00	596.88	520.63	
697	Furniture Denver (Thomas Fetherson)	Denver	1,062	195	212	407	5.01	159.00	565.61	495.99	
698	GG Green (Lobby Chairs and Exp Denver)		20,510	3,760	4,102	7,862	5.00	3,076.50	10,938.67	9,571.33	
699	Selected Spa (Denver)		18,104	3,319	3,621	6,940	5.00	2,715.75	9,655.82	8,448.18	
771	GG Green Denver (Inv 06-26-97)		1,120	75	224	299	5.00	168.00	466.70	653.71	39,377.79
	TOTAL DENVER		1,674,508	171,681	168,796	340,477	121	126,597	467,074	1,207,434	1,207,434
37	Houston	Texas-Houston	1,095,317	113,968	109,532	223,500	10.00	82,149.00	305,648.87	789,668.31	
38	EHR (Dalmac)Houston	Houston TX	110,016	10,085	11,002	21,087	10.00	8,251.50	29,338.28	80,677.52	
39	EHR (G Butler)Houston	Houston TX	4,193	384	419	803	10.01	314.25	1,117.60	3,075.35	
42	EHR (Stanford Sign)Houston	Houston TX	930	85	93	178	10.00	69.75	248.00	682.00	
43	EHR (G Butler) Houston	Houston TX	1,112	93	111	204	10.01	83.25	286.88	824.61	
97	EHR for Houston (Kirby Oaks CK against EHR)	Texas-Houston	(67,741)	(565)	(6,774)	(7,339)	10.00	(5,080.50)	(12,419.01)	(55,321.78)	
818	EHR - Houston (Geoffrey Butler inv #16-Jan-98A)	Houston TX			728	728	-	546.00	1,274.00	(1,274.00)	818,312.05
191	Laser- HOUSTON(SN 078)	Texas-Houston	52,751	0	0	0		-	-	52,751.25	
192	Laser- HOUSTON(SN 090)	Texas-Houston	52,751	0	0	0		-	-	52,751.25	
193	Laser- HOUSTON(SN 091)	Texas-Houston	52,751	0	0	0		-	-	52,751.25	
194	Laser- HOUSTON(SN 092)	Texas-Houston	52,751	0	0	0		-	-	52,751.25	
195	Laser- HOUSTON(SN 093)	Texas-Houston	52,751	0	0	0		-	-	52,751.25	
196	Laser- HOUSTON(SN 075)	Texas-Houston	52,751	10,987	10,550	21,537	5.00	7,912.50	29,449.89	23,301.36	
197	Laser- HOUSTON(SN 077)	Texas-Houston	52,751	10,987	10,550	21,537	5.00	7,912.50	29,449.89	23,301.36	
198	Laser- HOUSTON(SN 080)	Texas-Houston	52,751	10,987	10,550	21,537	5.00	7,912.50	29,449.89	23,301.36	
199	Laser- HOUSTON(SN 081)	Texas-Houston	52,751	10,987	10,550	21,537	5.00	7,912.50	29,449.89	23,301.36	
200	Laser- HOUSTON(SN 088)	Texas-Houston	52,751	10,987	10,550	21,537	5.00	7,912.50	29,449.89	23,301.36	
860	Focal Laser Beam expanders-see Exp Dist Report (160,000	TPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	382,213.07
103	Telephone System Houston	Texas-Houston	8,871	1,848	1,774	3,622	5.00	1,330.50	4,952.64	3,918.45	
560	Inacom Computer System for Houston	Texas-Houston	20,433	4,370	4,087	8,457	5.00	3,065.25	11,522.61	8,910.26	12,828.70
700	Furniture Houston	Texas-Houston	80,782	16,830	16,156	32,986	5.00	12,117.00	45,102.65	35,679.65	
701	Furniture Houston (Sutter Furniture)	Houston TX	1,490	273	298	571	5.00	223.50	794.67	695.33	
702	Furniture Houston (Thomas Fetherson)	Houston TX	1,062	195	212	407	5.01	159.00	565.61	495.99	
766	FF for Houston (Sutter Furniture inv 12369)		896	60	179	239	5.00	134.25	372.97	522.82	37,393.80
	TOTAL HOUSTON		1,787,873	202,563	191,017	393,580	122	143,525	537,105	1,250,768	1,250,768

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep 98
4 Fiscal month number: -->>

			Cost	Accd Depn 30-Sep-97	Depn Exp 1998	Accd Depn 30 Sep 98		75% of 1998 .75 Year Depn Exp Sep'98-June'99	Accd Depn 30-Jun-99	NBV 30-Jun-99	
8 (Date Updated)	Description	Location	Basis	Begin Bal		Ending Bal.	Life				
52	FHI Detroit (See file FHI Detroitsheet1 for detail)		1,101,714	82,629	110,171	192,800	10.00	82,628.25	275,427.80	826,286.20	
53	Milwork Custom Various(See JE 05-260C)		3,410	227	341	568	10.00	255.75	824.08	2,585.92	
54	Sache Construction (Inv # 12-Feb-97)		1,658	111	166	277	9.99	124.50	401.03	1,256.97	
57	FHI Detroit (Sache Construction)		4,313	216	431	647	10.01	324.25	969.90	3,343.10	
59	FHI Detroit Sach Const(See file FHI Detroitsheet1 for detail)		32,016	1,868	3,202	5,070	10.00	2,401.50	7,471.10	24,544.90	
71	FHI Detroi (Sache Construction Inv 930)	Detoit-Michigan	2,691	112	269	381	10.00	201.75	582.88	2,108.13	
82	FHI for Detroit (Sommerset Collection Inv 6000-50)	Detoit-Michigan	25,293	887	2,662	3,519	9.50	1,996.50	5,545.97	19,746.93	879,872.14
213	Laser- Michigan(SN 0205)	Michigan-Detroit	51,660	0	0	0		-	-	51,660.00	
214	Laser- Michigan(SN 128-124)128 is now to Dr. Treger	Michigan-Detroit	51,660	0	0	0		-	-	51,660.00	
215	Laser- Michigan(SN 132)	Michigan-Detroit	51,660	0	0	0		-	-	51,660.00	
216	Laser- Michigan(SN 133)	Michigan-Detroit	51,660	0	0	0		-	-	51,660.00	
217	Laser- Michigan(SN 135)	Michigan-Detroit	51,660	0	0	0				51,660.00	
218	Laser- Michigan(SN 117)	Michigan-Detroit	51,660	7,749	10,332	18,081	5.00	7,749.00	25,830.00	25,830.00	
219	Laser- Michigan(SN 204)	Michigan-Detroit	51,660	7,749	10,332	18,081	5.00	7,749.00	25,830.00	25,830.00	
220	Laser- Michigan(SN 123)	Michigan-Detroit	51,660	7,749	10,332	18,081	5.00	7,749.00	25,830.00	25,830.00	
221	Laser- Michigan(SN 124)	Michigan-Detroit	51,660	7,749	10,332	18,081	5.00	7,749.00	25,830.00	25,830.00	
222	Laser- Michigan(SN 127)	Michigan-Detroit	51,660	7,749	10,332	18,081	5.00	7,749.00	25,830.00	25,830.00	
104	Laser Equipment Detroit (See file FHI Detroitsheet1 for detail)		7,691	1,154	1,538	2,692	5.00	1,153.50	3,845.15	3,845.85	391,295.85
562	Comp lines Detroit (See file FHI Detroitsheet1 for detail)		2,210	332	442	774	5.00	331.50	1,105.00	1,105.00	
563	Computer System for Detroit		22,824	3,124	4,565	7,989	5.00	3,423.75	11,412.34	11,411.58	
564	Inacom System for Greenwich(INV 6882738 6900780)		24,947	3,326	4,989	8,315	5.00	3,741.75	12,057.00	12,889.86	25,406.44
710	LL Detroit (See file FHI Detroitsheet1 for detail)		85,821	12,873	17,164	30,037	5.00	12,873.00	42,910.15	42,910.85	
711	Sutter Furniture for Detroit		7,080	1,062	1,416	2,478	5.00	1,062.00	3,539.99	3,539.97	
712	Selected Spa(Boca Raton Inv# P20161)		13,700	1,827	2,740	4,567	5.00	2,055.00	6,621.60	7,077.92	
713	LL Detroit		1,807	561	961	1,522	5.00	720.75	2,242.57	2,564.43	56,093.17
	TOTAL DETROIT		1,856,774	149,352	202,717	352,069		152,038	504,107	1,352,668	1,352,668
56	FHI Greenwich (See Detail)		337,800	19,705	33,780	53,485	10.00	25,335.00	78,820.00	258,980.00	
58	FHI Greenwich (JE 05-260A)		1,165,781	77,719	116,578	194,297	10.00	87,433.50	281,730.23	884,050.77	
60	FHI Greenwich EpPink of California and Fisher Development April		58,610	2,930	5,861	8,791	10.00	4,395.75	13,187.23	45,422.41	
75	FHI Greenwich (EpPink of California Reversal PO 1890 In Greewich		(70,311)	(2,930)	(7,031)	(9,961)	10.00	(5,273.25)	(15,233.87)	(55,077.01)	
76	FHI Greenwich (EpPink of California Reversal PO 1890 In Greewich		30,574	1,274	3,057	4,331	10.00	2,292.75	6,623.65	23,949.85	1,157,326.04
223	Laser- Greenwich(SN 131)	Connecticut Greenwich	51,660	0	0	0		-	-	51,660.00	
224	Laser- Greenwich(SN 111)	Connecticut-Greenwich	51,660	0	0	0		-	-	51,660.00	
225	Laser- Greenwich(SN 112)	Connecticut-Greenwich	51,660	0	0	0			-	51,660.00	
226	Laser- Greenwich(SN 113)	Connecticut-Greenwich	51,660	0	0	0			-	51,660.00	
227	Laser- Greenwich(SN 115)	Connecticut-Greenwich	51,660	0	0	0			-	51,660.00	

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep-98
4 Fiscal month number:
5
6
7

8	Date Updated	Description	Location	Cost Basis	Accd Depn 30-Sep-97 Begin Bal	Depn Exp 1998	Accd Depn 30-Sep-98 Ending Bal.	Life	75% of 1998 9 Fiscal Depn Exp Sep 98-June 99	Accd Depn 30-Jun-99	NBV 30-Jun-99	
228		Laser- Greenwich(SN 147)	Connecticut-Greenwich	51,660	0	0	0		-	-	51,660.00	
229		Laser- Greenwich(SN 136)	Connecticut-Greenwich	51,660	6,888	10,332	17,220	5.00	7,749.00	24,969.00	26,691.00	
230		Laser- Greenwich(SN 137)	Connecticut Greenwich	51,660	6,888	10,332	17,220	5.00	7,749.00	24,969.00	26,691.00	
231		Laser- Greenwich(SN 138)	Connecticut Greenwich	51,660	6,888	10,332	17,220	5.00	7,749.00	24,969.00	26,691.00	
232		Laser- Greenwich(SN 139)	Connecticut-Greenwich	51,660	6,888	10,332	17,220	5.00	7,749.00	24,969.00	26,691.00	
233		Laser- Greenwich(SN 140)	Connecticut Greenwich	51,660	6,888	10,332	17,220	5.00	7,749.00	24,969.00	26,691.00	
863		Lorad Laser Beam expanders-see Exp Dist Report (160,000	EPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	115,365.00
146		Sonics And Materials	Greenwich	2,745	46	549	595	5.00	411.75	1,006.51	1,738.82	1,738.87
714		T&T Greenwich (JE 05-260A)		98,350	13,113	19,670	32,783	5.00	11,752.50	47,535.83	50,814.17	
715		Sotter Furniture for Detroit (Inv# 12168-12170)		2,245	298	447	745	5.00	335.25	1,080.25	1,154.75	
716		FF Greenwich (GG GReen EHI DetroitsheetE for detail)		7,009	818	1,402	2,220	5.00	1,051.50	3,271.16	3,737.31	
717		FF Greenwich (Selected Spa EHI DetroitsheetE for detail)		4,306	502	861	1,363	5.00	645.75	2,009.16	2,297.21	58,003.50
		TOTAL GREENWICH		2,208,359	147,916	227,284	375,200		170,726	545,925	1,662,433	1,662,433
61		EHI Manhasset (JE # 05-260A)		1,474,237	98,282	147,424	245,706	10.00	110,568.00	356,274.47	1,117,962.53	
62		EHI Manhasset (Eppink California)		167,391	9,765	16,739	26,504	10.00	12,554.25	39,057.90	128,316.10	
63		EHI Manhasset Eppink of California and Fisher Development April		418,443	20,922	41,844	62,766	10.00	31,383.00	94,149.15	324,293.79	
77		EHI Manhasset (Arrow Sign Po 2015, Inv 45743)	New York- Manhasset	19,866	828	1,987	2,815	10.00	1,490.25	4,305.00	15,561.00	
78		EHI Manhasset (Eppink of California Reversal PO 1888 In	New York- Manhasset	(71,282)	(2,970)	(7,128)	(10,098)	10.00	(5,346.00)	(15,444.07)	(55,837.55)	
79		EHI Manhasset (Eppink of California Reversal PO 1888 In	New York- Manhasset	19,808	825	1,981	2,806	10.00	1,485.75	4,292.08	15,515.92	1,515,831.79
234		Laser- Manhasset(SN 149)	Long Island-Manhasset	52,873	0	0	0		-	-	52,872.50	
235		Laser- Manhasset(SN 150)	Long Island Manhasset	52,873	0	0	0		-	-	52,872.50	
236		Laser- Manhasset(SN 151)	Long Island Manhasset	52,873	0	0	0		-	-	52,872.50	
237		Laser- Manhasset(SN 154)	Long Island Manhasset	52,873	0	0	0		-	-	52,872.50	
238		Laser- Manhasset(SN 175)	Long Island Manhasset	52,873	0	0	0		-	-	52,872.50	
239		Laser- Manhasset(SN 125)	Long Island-Manhasset	52,873	7,050	10,575	17,625	5.00	7,931.25	25,555.92	27,316.58	
240		Laser- Manhasset(SN 126)	Long Island-Manhasset	52,873	7,050	10,575	17,625	5.00	7,931.25	25,555.92	27,316.58	
241		Laser- Manhasset(SN 130)	Long Island Manhasset	52,873	7,050	10,575	17,625	5.00	7,931.25	25,555.92	27,316.58	
242		Laser- Manhasset(SN 144)	Long Island-Manhasset	52,873	7,050	10,575	17,625	5.00	7,931.25	25,555.92	27,316.58	
243		Laser- Manhasset(SN 146)	Long Island-Manhasset	52,873	7,050	10,575	17,625	5.00	7,931.25	25,555.92	27,316.58	
244		Laser- Manhasset(SN 148)	Long Island-Manhasset	52,873	6,168	10,575	16,743	5.00	7,931.25	24,674.71	28,197.79	
864		Lorad Laser Beam expanders-see Exp Dist Report (160,000	EPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	131,093.21
105		Digital Camera For Manhassets		1,795	209	359	568	5.00	269.25	837.63	957.05	
565		Inacom System for Manhasset		31,531	4,204	6,306	10,510	5.00	4,729.50	15,239.57	16,290.97	17,248.02
718		T&T for Manhasset (JE # 05-260A)		78,173	10,423	15,635	26,058	5.00	11,726.25	37,784.32	40,388.68	
719		Sotter Furniture for Greenwich (Inv# 12168-12170)		2,245	298	447	745	5.00	335.25	1,080.25	1,154.75	
720		GG Green Furniture for Manhasset(JE 6-350C)		7,311	853	1,462	2,315	5.00	1,096.50	3,411.50	3,899.97	

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep 98
4 Fiscal month number: -->>
5
6
7

8	Date Updated	Description	Location	Cost Basis	Accd Depn 30 Sep 97 Begin Bal	Depn Exp 1998	Accd Depn 30 Sep 98 Ending Bal	Life	75% of 1998 YTD Depn Exp Sep 98-June 99	Accd Depn 30-Jun 99	NBV 30-Jun 99	
721		Selected Spas for Manhassets		4,306	502	861	1,363	5.00	645.75	2,009.16	2,297.24	47,740.64
		TOTAL MANHASSET		2,738,415	185,559	291,817	477,376		219,125	696,501	2,041,914	2,041,914
81		LHI for New Port Beach See LHI Schedule	California-New Port Beach	949,311	31,644	94,933	126,577	10.00	71,199.75	197,777.12	751,553.89	
86		LHI for New Port Beach (Arrow Sign Company Inv 47072	California-New Port Beach	6,999	175	700	875	10.00	525.00	1,399.98	5,599.12	
88		LHI for New Port Beach (Geophry B Inv 9632 5 9632D 5)	California-New Port Beach	13,564	339	1,356	1,695	10.00	1,017.00	2,712.11	10,852.33	
89		LHI for New Port Beach (Karanstan Cont 1199950)	California-New Port Beach	1,383	35	138	173	10.02	103.50	276.07	1,106.75	
92		Cash recieved from Centere Construction(Will offset in Sep)		(135,167)	(1,126)	(13,517)	(14,643)	10.00	(10,137.75)	(24,781.14)	(110,386.18)	
93		LHI for New Port Beach (Centre Construction Appl #4)	California-New Port Beach	93,861	1,564	9,386	10,950	10.00	7,039.50	17,989.84	75,870.76	
94		LHI for New Port Beach (ADT Security System 35157672)	California-New Port Beach	1,456	24	146	170	9.97	109.50	279.76	1,176.12	
98		Centere Construction		135,167	1,126	13,517	14,643	10.00	10,137.75	24,781.14	110,386.18	
839		LHI for New Port (Jeffrey Butler Inv 12-Dec 97)	California-New Port Beach			2,167	2,167	-	1,625.25	3,792.25	(3,792.25)	812,366.52
198		Laser- Spa Thura New Port Beach (SN 214)	California- New Port	52,509	3,501	10,502	14,003	5.00	7,876.50	21,879.09	30,629.71	
199		Laser- Spa Thura New Port Beach (SN 239)	California- New Port	52,509	3,501	10,502	14,003	5.00	7,876.50	21,879.09	30,629.71	
100		Laser- Spa Thura New Port Beach (SN 247)	California- New Port	52,509	3,501	10,502	14,003	5.00	7,876.50	21,879.09	30,629.71	
101		Laser- Spa Thura New Port Beach (SN 250)	California- New Port	52,509	3,501	10,502	14,003	5.00	7,876.50	21,879.09	30,629.71	
102		Laser- Spa Thura New Port Beach (SN 251)	California- New Port	52,509	3,501	10,502	14,003	5.00	7,876.50	21,879.09	30,629.71	
865		Total Laser Beam expanders-see Exp Dist Report (160,000 TPH allocation of bulk purc		3,000		450	450	6.67	600.00	1,050.00	1,950.00	155,098.57
566		Computer System for Spa New Port Beach (Computer Master Po 2412 Inv 20418)		19,929	1,661	6,643	8,304	3.00	4,982.25	13,285.96	6,642.59	6,642.59
767		FF for New Port Beach (See Schedle)		118,577	7,905	23,715	31,620	5.00	17,786.25	49,406.38	69,170.62	
776		FF for New Port Beach (Selected Spa Sources P20310)		19,152	958	3,830	4,788	5.00	2,872.50	7,660.30	11,491.90	
777		FF for New Port Beach (GG Green Interior Inv 30-Jun 30-Jun X)		2,592	130	518	648	5.00	388.50	1,036.11	1,556.14	
819		FF for New Port Beach (Thomas Letherson 19-Nov-97)	California-New Port Beach			818	818	-	613.50	1,431.50	(1,431.50)	80,787.15
		TOTAL NEWPORT BEACH		1,492,387	61,938	197,310	259,248		148,245	407,493	1,084,895	1,084,895
64		LHI Edina(Centre Construction)		101,713	2,543	10,171	12,714	10.00	7,628.25	20,342.08	81,370.93	
65		LHI Edina(IE 05-260 X)		1,165,967	77,731	116,597	194,328	10.00	87,447.75	281,775.88	884,191.12	
80		LHI Edina(Uppink of California Reversal PO 1870 Inv 2917)		(60,854)	(2,536)	(6,085)	(8,621)	10.00	(4,563.75)	(13,184.34)	(47,669.79)	917,892.25
245		Laser Minneapolis(SN 163)	Minnesota Edina	51,903	0	0	0		-	-	51,902.50	
246		Laser Minneapolis(SN 166) to doctor Zimmerman	Minnesota Edina	51,903	0	0	0		-	-	51,902.50	
247		Laser Minneapolis(SN 167)	Minnesota Edina	51,903	0	0	0		-	-	51,902.50	
248		Laser Minneapolis(SN 168)	Minnesota-Edina	51,903	0	0	0		-	-	51,902.50	
249		Laser Minneapolis(SN 170)	Minnesota Edina	51,903	0	0	0		-	-	51,902.50	
250		Laser Minneapolis(SN 171)	Minnesota-Edina	51,903	0	0	0		-	-	51,902.50	
251		Laser Minneapolis(SN 153)	Minnesota-Edina	51,903	6,920	10,381	17,301	5.00	7,785.75	25,087.08	26,815.42	
252		Laser Minneapolis(SN 159)	Minnesota Edina	51,903	6,920	10,381	17,301	5.00	7,785.75	25,087.08	26,815.42	

1 ThermoLase Corporation
2 Fixed Asset Detail
3 Sep 98
4 Fiscal month number:
5
6
7

75% of 1998

#	Date Updated	Description	Location	Cost Basis	Accd Depn 30-Sep-97 Begin Bal.	Depn Exp 1998	Accd Depn 30-Sep-98 Ending Bal.	Life	3/4 year Depn Exp Sep 98-June 99	Accd Depn 30-Jun-99	NBV 30-Jun-99	
253		Laser- Minneapolis(SN 160)	Minnesota-Edina	51,903	6,920	10,381	17,301	5.00	7,785.75	25,087.08	26,815.42	
254		Laser- Minneapolis(SN 161)	Minnesota Edina	51,903	6,920	10,381	17,301	5.00	7,785.75	25,087.08	26,815.42	
255		Laser- Minneapolis(SN 162)	Minnesota Edina	51,903	6,920	10,381	17,301	5.00	7,785.75	25,087.08	26,815.42	
866		Forad Laser Beam expanders-see Exp Dist Report (160,000	TPB allocation of bulk purc	3,000		450	450	6.67	600.00	1,050.00	1,950.00	417,142.08
567		Inacom System for Minneapolis	Minnesota Edina	18,505	2,467	3,701	6,168	5.00	2,775.75	8,943.97	9,560.17	9,560.17
722		E&E Edina (IE 05-260A)	Minnesota Edina	75,742	10,099	15,148	25,247	5.00	11,361.00	36,607.93	39,134.07	
723		Sutter Furniture for Edina (Inv# 12168-12170)	Minnesota Edina	2,235	298	447	745	5.00	335.25	1,080.25	1,154.75	40,288.82
		TOTAL EDINA		1,877,235	125,204	192,334	317,538		111,513	462,051	1,415,183	1,415,183
		TOTAL COMPANY		*17,567,139*	*1,609,988*	*1,995,284*	*3,605,272*		*1,498,301*	*5,103,572*	*12,463,567*	*12,463,567*

Schedule 1.2

Excluded Assets

All furniture. fixture and equipment in the Ambler. PA office location except for the two(2) quad Pentium servers and the spa management software

Schedule 2.2

Assumed Liabilities

See Attached

ASSUMED LIABILITIES

- Lease dated December 8, 1995 between Canon Properties ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at 417 North Canon Drive Beverly Hills, CA 90210

- Lease dated January 10, 1997 between Irvine Retail Properties Company ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Fashion Island Shopping Center 401 Newport Center Drive Suite 216 Newport Beach, CA 92660

- Lease dated March 11, 1996 between Hera Investment and Management Company ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at 242 Milwaukee Street Denver, CO 80206

- Lease dated August 30, 1996 between Paradigm 44-48 West Putnam Avenue ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Pickwick Commons 44-48 West Putnam Avenue Greenwich, CT 06830

- Lease dated July 1, 1996 between Frankel/Forbes-Cohen Associates ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Sommerset Mall - North2800 West Big Beaver Road, M-158 Troy, MI 48084

- Lease dated November 1, 1999, between 135 East 57th Street, LLC ("Lessor") and 57th Street Day Spa, LLC for Spa location at 127 East 57th Street New York, NY 10016

- Lease dated October 15, 1996 between KMO-361 Realty Associates ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Americana Shopping Center on the Miracle Mile 1950 Northern Boulevard, A2 Manhasset, NY 11030

- Lease dated January 17, 1996 between Trammell Crow Equity Partners ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Inwood Shopping Center 5560 West Lover's Lane Suite 250 and 252 Dallas, TX 75209

- Lease dated May 2, 1996 between Kirby Oaks, LLC ("Lessor") and ThermoLase Corporation ("Lessee") assigned to GH Day Spas, Inc. on June 23, 2000 for Spa location at Kirby Oaks 2525 Kirby Drive Houston, TX 77019

- Lease dated September 12, 2000 between UCF Hotel Venture ("Lessor") and GH Day Spas, Inc. ("Lessee") for Spa location at Portifino Bay Hotel at Universal Orlando Orlando, FL

- Lease dated December 6. 2000 between Bayer Retail Company ("Lessor") and GH Day Spas, Inc. ("Lessee") for Spa location at 800 Shades Creek Parkway No. 775 Birmingham. Alabama 35029

- Lease dated April 1, 2000 between 401 Second Street Associates. LP ("Lessor") and Second Street Day Spa, LLC ("Lessee") for Spa location at John Ross House 1st Floor 401-11 South 2nd Street Philadelphia. PA

- Lease dated October 9. 1998 between Newtown Racquet Ball. Inc. ("Lessor") and KRI Management Co. ("Lessee") for Spa location at Newtown Athletic and Aquatic Club 209 Penns Trail Newtown. PA 18940

- **Equipment Lease Agreement** between ESC Medical Systems. Inc. and GH Day Spas. Inc. dated January 2, 2001

- **Medical Director Agreement** between Doris Day M.D., P.C. and GH Day Spas. Inc. dated January 16, 2001

- **Administrative Services Agreement** between Doris Day M.D., P.C. and GH Day Spas. Inc. dated January 16, 2001

- Lease dated 7/01/99 between Greenhouse Spa. Inc. ("Lessee") and Agnes Kim ("Lessor") for the warehouse space at 3360 Pleasant Valley. Suite D. Arlington. TX

- Management Agreement dated 7/30/2000 between Deborah Stone Spa. Inc. and Birmingham Day Spa. LLC.

- Softlight License Agreement dated February 10. 1993 between Nicolai I. Tankovich and ThermoLase, Inc. ("Licensee"). Assigned to GH Day Spas. Inc. evidenced by License Agreement dated June, 1999 between ThermoLase Corporation and GH Day Spas. Inc. ("Licensee").

- Equipment Lease Agreement dated September 13. 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas, Inc. ("Lessee").

- Equipment Lease Agreement dated September 29. 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas. Inc. ("Lessee").

- Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas, Inc. ("Lessee").

Schedule 2.11

Listed Percentages

	%
Beverly Hills	6.50%
57th Street	19.51%
Birmingham	9.76%
Manhasset	13.01%
Portofino	7.80%
Greenwich	7.80%
Detroit	7.64%
Newport Bch	6.50%
Newtown AC	5.20%
Houston	5.85%
Dallas	5.85%
Denver	4.55%
	100.00%

Schedule 3.4

Consents of Shareholders

None

Schedule 4.1

Organization

See Attached

Greenhouse Entities

Entities	Owners/Officers	State Formed
GH Day Spas, Inc.	1,000 shares issued to The Stuart Katzoff Trust (sole shareholder) Director - Gerald Katzoff (sole director) President - Gerald Katzoff Secretary/Treasurer - Lydia Katzoff Vice President - Rae Pinchuk States Qualified: PA, NY, AL, FL, TX, MI, CA, CO, CT	PA
57th Street Day Spa, LLC	100% Interest owned by GH Day Spas, Inc. (sole Member) Manager - Gerald Katzoff States Qualified: NY, PA	NY
Birmingham Day Spa, LLC	100% Interest owned by The Stuart Katzoff Trust (sole Member) Manager - Gerald Katzoff States Qualified: PA, AL	PA
GH Day Spa Second Street, LLC	100% Interest owned by The Stuart Katzoff Trust (sole Member) Manager - Gerald Katzoff States Qualified: PA	PA
TGH, LLC	100% Interest owned by The Stuart Katzoff Trust (sole Member) Manager - Gerald Katzoff States Qualified: PA	PA
The Greenhouse Spa, Inc.	2,000 shares issued to TGH, LLC (sole shareholder) Directors - Gerald Katzoff and Lydia Katzoff President - Gerald Katzoff Secretary/Treasurer - Lydia Katzoff Vice President - Rae Pinchuk States Qualified: PA, TX	PA

Schedule 4.2

Qualification

See Attached

Greenhouse Entities - Qualifications

	Entities	States Qualified
1.	GH Day Spas, Inc.	Pennsylvania, New York, Alabama, Florida, Texas, Michigan, California, Colorado, Connecticut
2.	57th Street Day Spa, LLC	New York, Pennsylvania
3.	Birmingham Day Spa, LLC	Pennsylvania, Alabama
4.	GH Day Spa Second Street, LLC	Pennsylvania
5.	TGH, LLC	Pennsylvania
6.	The Greenhouse Spa, Inc.	Pennsylvania, Texas

Schedule 4.5

Consents of Seller Parties

- Consent of Treyball Spa Investment, LLC for assignment of a 50% membership interest in Second Street Day Spa, LLC.
- Consent of Deborah Stone Spa, Inc. for assignment of the Management Agreement with Deborah Stone Spa, Inc. set forth on Schedule 2.2.
- Consent of Landlords for assignment of the Lease Agreements set forth on Schedule 2.2.
- Consent of Dr. Doris Day for assignment of (i) Medical Director Agreement and (ii) Administrative Services Agreement set forth on Schedule 2.2.
- Consent of First Commerce Leasing Corporation for assignment of those equipment leases for which it is a party set forth on Schedule 2.2.
- Consent of ESC Medical Systems, Inc. for assignment of that Equipment Lease Agreement to which it is a party set forth on Schedule 2.2.
- Consent of Thermolase Corporation for assignment of the Softlight License Agreement with GH Day Spas, Inc., dated June 1999.

{MI646882:3}

Schedule 4.9

No Subsidiaries

Schedule 4.1 is herein incorporated by reference

Schedule 4.10

Capital Stock

Schedule 4.1 is herein incorporated by reference

Schedule 4.11

Predecessors

- ThermoLase Corporation
- Deborah Stone Spa, Inc.
- The Spa at the Portofino Bay Hotel at Universal Studios Escape

Schedule 4.12

Related Party Agreements

- License Agreement between GH Day Spas, Inc. and Greenhouse Spa, Inc.
- License Agreement between 57th Street Day Spa, LLC and Greenhouse Spa, Inc.
- License Agreement between Birmingham Day Spa, LLC and Greenhouse Spa, Inc.
- Phone Number and Website Sharing Agreements (oral)

Schedule 4.13
Litigation

RDR Associates Inc. v. GH Day Spas, Inc., et al (New York Supreme Court, file No. 004108/00

Meredith Levy v. GH Day Spas, Inc. (New York State Supreme Court), File No. 00106235

General Counsel
Kaplin Stewart Meloff Reiter
& Stein, P.C.
350 Sentry Parkway, Bldg. 640
P.O. Box 3037
Blue Bell, PA 19422

Special Securities Counsel
Eckert Seamans Cherin Mellott
1515 Market Street, Ninth Floor
Philadelphia, PA 19102

New York Counsel for Zoning and Litigation
Herrick Feinstein LLP
2 Park Avenue (Bet 33rd & 32nd)
New York, NY 10016

Labor Counsel
Schnader Harrison Segal & Lewis LLP
1600 Market Street
Philadelphia, PA 19103

General Accountant
Yampolsky Mandeloff Silver & Co.
1420 Walnut Street
Phila, PA 19102

Auditors
PriceWaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

Schedule 4.15

Compliance with Laws

Licenses and Permits held by Deborah Stone, Inc.

Permit	Issuing Authority	Expiration Date	Transferability
Occupational License	Alabama	9/30/00	not stated in permit
Massage Therapy Establishment License	Alabama	1/31/02	not stated in permit
Cosmetology License	Alabama	09/01/01	non-transferable

Licenses and Permits held by GH Day Spas, Inc.

Permit	Issuing Authority	Expiration Date	Transferability
Seller's Permit	California	valid until revoked or canceled	non-transferable
Business Tax Certificate	California	12/31/00	non-transferable
Massage Parlor Permit	Beverly Hills, California	06/15/01	not stated in permit
Certificate of Laser Registration	Texas Department of Health	5/31/10	not stated in permit
Facial/Manicure Specialty Salon License	Texas Cosmetology Commission	6/30/02	not stated in permit

Sales Tax License	Colorado	12/31/99	non-transferable
Sales and Use Tax Permit	Texas	not stated in permit	non-transferable
Alarm Permit	Houston, Texas	08/11/01	non-transferable
Business Tax Certificate	Newport Beach, California	3/31/02	not stated in permit
Certificate of Authority	New York State	not stated in permit	non-transferable
Business Tax Certificate	Newport Beach, California	3/31/02	not stated in permit
Consolidated Seller's Permit	California	valid until revoked or canceled	non-transferable
Occupational License	Orlando, Florida	9/30/01	not stated in permit
Cosmetology Salon License	Florida	11/30/02	non-transferable
Certificate of Registration for Sales & Use Tax	Florida	11/30/00	non-transferable

Licenses and Permits held by The Greenhouse Spa

Permit	Issuing Authority	Expiration Date	Transferability
Facial/Manicure Specialty Salon License	Texas Cosmetology Commission	7/31/02	not stated in permit
Cosmetology Establishment License	California	7/31/02	non-transferable

Body Care Facility License	Greenwich, Connecticut	3/31/01	non-transferable
License	Greenwich, Connecticut	3/31/01	non-transferable

Licenses and Permits held by Birmingham Day Spa, LLC

Permit	Issuing Authority	Expiration Date	Transferability
Business License	Birmingham, Alabama	12/31/00	not stated in permit
Occupational License	Alabama	9/30/01	transferable
Sales Tax Certificate	Alabama	not stated in permit	not stated in permit
Sales Tax License	Alabama	not stated in permit	non-transferable

57th Street Day Spa, LLC

Permit	Issuing Authority	Expiration Date	Transferability
Certificate of Authority	New York	not stated in permit	non-transferable

Schedule 4.16(d)

Environmental

None

Schedule 4.16(f)

Environmental

None

Schedule 4.17

Liabilities and Obligations

None

Schedule 4.18

Receivables Aging Report

	<30 Days	<60 Days	90+Days	Total
Spa Finders	$3.113	$3.776	$18.237	$25.126
Lowes Hotel	$1.208	$7.066		$8.274
Send.com			$606	$606

Name:	**Address:**	**Phone Number:**	**Contact:**
Spa Finders	91 5th Ave. NY, NY	(212) 924-6800	John Kim
Lowes Hotel	6800 Lakewood Plaza Orlando, FL 32819	(407) 503-9000	Leo Babin
Send.com	170 Toten Pond Road Waltham, MA 02451	(781) 434-2215	Steve Yapp

{MI646882:3}

Schedule 4.19(a)

Real Property Leases

See Attached

REAL PROPERTY LEASES

1) **The Greenhouse Spa**
417 North Canon Drive
Beverly Hills. CA 90210

Lease dated December 8, 1995 between Canon Properties ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas. Inc. ("Assignee").

2) **The Greenhouse Spa**
Fashion Island Shopping Center
401 Newport Center Drive
Suite 216
Newport Beach, CA 92660

Lease dated January 10, 1997 between Irine Retail Properties Company ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

3) **The Greenhouse Spa**
242 Milwaukee Street
Denver, CO 80206

Lease dated March 11, 1996 between Hera Investment and Management Company ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas. Inc. ("Assignee").

4) **The Greenhouse Spa**
Pickwick Commons
44-48 West Putnam Avenue
Greenwich, CT 06830

Lease dated August 30, 1996 between Paradigm 44-48 West Putnam Avenue, LLC ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

5) **The Greenhouse Spa**
Sommerset Mall - North
2800 West Big Beaver Road. M-158
Troy. MI 48084

Lease dated July 1, 1996 between Frankel/Forbes-Cohen Associates ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

6) **The Greenhouse Spa**
127 East 57th Street
New York, NY 10016

Lease dated November 1. 1999 between 135 East 57th Street, LLC ("Lessor") and 57th Street Day Spa, LLC ("Lessee").

7) **The Greenhouse Spa**
Americana Shopping Center on the Miracle Mile
1950 Northern Boulevard, A2
Manhasset, NY 11030

Lease dated October 15, 1996 between KMO-361 Realty Associates ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

8) **The Greenhouse Spa**
Inwood Shopping Center
5560 West Lover's Lane
Suite 250 and 252
Dallas, TX 75209

Lease dated January 17, 1996 between Trammell Crow Equity Partners ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

9) **The Greenhouse Spa**
Kirby Oaks
2525 Kirby Drive
Houston, TX 77019

Lease dated May 2, 1996 between Kirby Oaks, LLC ("Lessor") and ThermoLase Corporation ("Lessee"). Lease Assignment dated June 23, 2000 between ThermoLase Corporation ("Assignor") and GH Day Spas, Inc. ("Assignee").

10) **The Greenhouse Spa**
Portifino Bay Hotel at Universal Orlando
Orlando, FL

Lease dated September 12, 2000 between UCF Hotel Venture ("Lessor") and GH Day Spas, Inc. ("Lessee").

11) **The Greenhouse Spa**
800 Shades Creek Parkway
No. 775
Birmingham, Alabama 35029

Lease executed December 6, 2000 between Bayer Retail Company II, LLC ("Lessor") and Birmingham Day Spa, LLC ("Lessee").

12) **GH Day Spas, Inc.**
136 East 57th Street
Suite 1201
New York, NY 10016

Lease dated November, 2000 between Silk & Halpern Realty Associates, Inc. ("Lessor") and GH Day Spas, Inc. ("Lessee").

13) **The Greenhouse Spa**
John Ross House
1st Floor 401-11 South 2nd Street
Philadelphia, PA

Lease dated April 1, 2000 between 401 South Second Street Associates ("Lessor") and 57th Street Day Spa, LLC. ("Lessee").

14) **The Greenhouse Spa**
Newtown Athletic and Aquatic Club
209 Penns Trail
Newtown, PA 18940

Lease dated October 9, 1998 between Newtown Racquet Ball, Inc. ("Lessor") and KRI Management Co. ("Lessee").

15) **Greenhouse Spa, Inc.**
3360 Pleasant Valley
Suite D
Arlington. TX

Lease dated 7/01/99 between Greenhouse Spa. Inc. ("Lessee") and Agnus Kim ("Lessor") for the warehouse space at 3360 Pleasant Valley. Suite D. Arlington. TX

Schedule 4.19(h)

Service Contracts

None

Schedule 4.20(a)

Capital Leases

Equipment Lease Agreement between ESC Medical Systems, Inc. and GH Day Spas, Inc. dated January 2, 2001

Equipment Lease Agreement dated September 13, 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas, Inc. ("Lessee").

Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas, Inc. ("Lessee").

Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation ("Lessor") and GH Day Spas, Inc. ("Lessee").

Schedule 4.21

Proprietary Rights

See Attached

Schedule 4.23

Commitments

(a) ESC Medical Systems. Inc., 57th Street Day Spa, LLC, Second Street Day Spa LLC. Birmingham Day Spa, LLC

(b) None

(c) (i) Loan Agreement dated June 28, 2000 between The Greenhouse Spa. Inc. and the Frost National Bank (with respect to the pledge of the Greenhouse Mark).

(ii) Letters of Credit. (y) between Frost National Bank and GH Day Spas. Inc. and (z) Citibank and GH Day Spas. Inc., regarding certain of the leases set forth on Schedule 4.19(c).

(d) None

(e) Medical Director Agreements

(f) Item 10 on Schedule 4.19(a)

(g) None

(h) None

Schedule 4.25

Insurance

See Attached

March :3, 2001

Johnson, Kendall & Johnson, Inc.

SENT VIA AIRBORNE EXPRESS

Mr. G. William Minner, CFO
GH Day Spas, Inc.
7 E. Skippack Pike
Ambler PA 19002

RE: GH Day Spas, Inc.
Auditor Information

Dear Bill:

I have enclosed the information requested by Denise Hartwick for the auditors. Denise asked that I forward this material to your attention.

- Insurance Summary for the policy term 06/00 to 06/01
- Copies of policies for the term 06/00 to 06/01
- Currently valued loss runs for the period 06/99 to current

We are awaiting the following endorsements from the insurance companies, so that your policies are in conformance with our proposal. I would suggest including a copy of this letter with the information you provide to the auditors, so that they are aware of these additions and deletions.

COMMERCIAL PACKAGE

) Effective 06/30/00:

- Delete Edina, MN location and reduce coverage limits and estimated sales.
- Delete 317 E. 34th Street, New York, NY location and reduce coverage limits and estimated sales.
- Correct business income coinsurance to 100%.
- Add Thomolase Corporation and Thermo Electron as mortgagee on Grand Prairie, TX location, and Sterling Bank as lenders' loss payee on Durham Road location.
- Correct underlying insurance schedule on the umbrella coverage to include PMA's Employer's Liability policy, and Atlantic Mutual's Auto Liability policy.
- Amend umbrella section to include non-employment discrimination in the definition of personal injury as included under the general liability section.

.) Effective 07/31/00 add 3439 Colonnade Parkway, Birmingham, AL location, with named insured, Birmingham Day Spas, LLC. Increase coverage limits and estimated sales.

Mailing Address: P.O. Box 17, Newtown, Pennsylvania 18940-0017
One Summit Square, Route 413 and Doublie Woods Road, Langhorne, Pennsylvania 19047 • 215-968-4741 • FAX: 215-968-0973
http://www.jkj.com



) Effective 10/04/00, add First Commerce Leasing Group as loss payee and additional insured with respect to leased equipment valued at $87,745 and $312,254.

) Effective 11/10/00, add 136 E. 57th Street, New York, NY, and The Greenhouse at Portofino Bay, 5601 Universal Boulevard, Orlando, FL locations to the policy. Property limits and estimated sales will follow.

) Effective 12/05/00, add 259 W. 30th Street, 8th Floor, New York, NY location and increase coverage limits.

AUTOMOBILE

) Effective 06/30/00:

- Correct effective dates to 06/30/00-01 in lieu of 06/27/00-01.
- Amend form TE0409D-UM/UIM to show "Any auto owned by you" under the description of covered autos.
- Amend form TE0401C-PIP to show "Any auto owned by you" under the description of covered autos.
- Provide copy of Form ACA169-Texas Broad Form Endorsement containing coverage enhancements as outlined in the proposal, as it was not attached to the policy at issuance.

) Effective 07/31/00 add to the named insured, Birmingham Day Spas, LLC.

) Effective 09/29/00, add 2000 Land Rover, Range Rover 4.6 HSE #44861, garaged in Ambler, PA.

) Effective 11/09/00, correct loss payee and additional insured on Range Rover to BMW Financial Services, NA, LLC.

) Effective 11/10/00, add to the named insured, The Greenhouse at Portofino Bay.

PROFESSIONAL LIABILITY

) Effective 07/31/00 add 3439 Colonnade Parkway, Birmingham, AL location, with named insured, Birmingham Day Spas, LLC.



:) Effective 11/10/00, add 136 E. 57th Street, New York, NY, and The Greenhouse at Portofino Bay, 5601 Universal Boulevard, Orlando, FL locations.

WORKERS' COMPENSATION POLICY

.) Effective 07/31/00, add Birmingham, AL location and payroll of $260,500 for the spa and $130,244 for clerical.

:) Effective 11/10/00, add 136 E. 57th Street, New York, NY, and 5601 Universal Boulevard, Orlando, FL locations to the policy; payroll amounts will follow.

:) Effective 12/05/00, add 259 W. 30th Street, New York, NY location, with no change in payroll.

DIC – EARTHQUAKE (Newport & Beverly)

i Effective 07/28/00, correct the Earthquake Sprinkler Leakage limit to $100,000

If you should have any questions or need any additional information for the auditors, please call me.

Sincerely,

Juliet Zaskoda
Commercial Account Representative
215-579-5402
jzaskoda@jkj.com

/jlz
Enclosures

cc: Bruce R. Givnish, Vice President
Johnson, Kendall and Johnson, Inc.



The Greenhouse Group

Property and Casualty Insurance Summary 06/30/00 to 06/30/01

PRESENTED BY:

BRUCE R. GIVNISH, CPCU
VICE PRESIDENT, COMMERCIAL INSURANCE

JULIET L. ZASKODA
COMMERCIAL ACCOUNT REPRESENTATIVE

JOHNSON, KENDALL & JOHNSON, INC.

MARCH 13, 2001

THIS PROPOSAL IS ONLY A BRIEF SUMMARY OF COVERAGE. FOR DETAILED TERMS AND CONDITIONS, PLEASE REFER TO THE ACTUAL POLICIES.

Mailing Address: P.O. Box 17, Newtown, Pennsylvania 18940-0017
One Summit Square, Route 413 and Double Woods Road, Langhorne, Pennsylvania 19047 • [illegible] • FAX [illegible]
http://www.jkj.com



TABLE OF CONTENTS



General Account Information

Named Insureds:

1. The Greenhouse Spa, Inc.
2. GH Day Spas, Inc.
3. Stuart Katzoff Trust
4. The Greenhouse Group, trade name
5. 57th Street Day Spa, L.L.C.
6. 34th Street Day Spa, L.L.C.
7. 2nd Street Day Spa, L.L.C.
8. KRI Management Company, Inc.
9. Durham Road Associates, L.L.C.

Additional Insureds:

1. Schedule to be supplied by Insured
2.
3.
4.

Mortgagee(s):

1. Thermolase Corporation
2. Thermo Electron
3.

Loss Payee(s):

1.
2.



PROPERTY COVERAGE

Atlantic Mutual Insurance Company – Policy #476410346

A.	**Limits:**	Blanket Building and Personal Property	$	26,834,220
		Blanket Business Income/Extra Expense	$	11,862,143
		Off Premises Business Income	$	150,000
		Schedule of Locations and Values on File.		

B. **Type of Coverage:** SPECIAL FORM-
"Deluxe/Special Causes of Loss"
Risks of Direct Physical Loss,
Subject to Policy Terms and Conditions

C. **Valuation:** Replacement Cost
Actual Cash Value if not Repaired or Replaced

D. **Coinsurance:**

90 %	Building- Agreed Amount
90 %	Business Personal Property - Agreed Amount
100 %	Business Income with Extra Expense - Agreed Amount

E. **Deductible:**

Per Occurrence	$	1,000
Business Income		24 Hours

F. **Property Coverage Extensions:**

1.	Protective Safeguard Endorsement Applies		
2.	Building Ordinance or Law	$	500,000
3.	Deferred Payments	$	25,000
4.	Personal Effects - Property of Employees	$	25,000
5.	Pollutant Clean Up	$	15,000
6.	Dependent Property Business Income		Included
7.	Brands and Labels	$	25,000
8.	Consequential Damage	$	25,000
9.	Rental Income, Monthly 1/1	$	25,000
10.	Power and Communication Failure	$	100,000
11.	Flood ($ 25,000 Deductible, Excess of Flood Zones A or V)	$	5,000,000
12.	Earthquake ($ 25,000 Deduct), excluding CA	$	5,000,000



13.	Personal Property in Transit	$	25,000
14.	Personal Property at other Premises	$	100,000
15.	Business Income-Stock in Transit	$	100,000
16.	Accounts Receivable		
	• Each Location, on Premises	$	25,000
	• Location 1	$	100,000
17.	Valuable Papers Unscheduled		
	• Each Location	$	25,000
	• Location 1 ($250 Deductible)	$	100,000
	• In Transit	$	25,000
18.	Fine Arts		
	• Each Location	$	25,000
	• Location 1	$	100,000
	• In Transit	$	25,000
19.	Signs Outside	$	25,000
20.	EDP/Computers - Each Location		
	• Hardware	$	50,000
	• Media	$	25,000
	• Extra Expense	$	25,000
	• In Transit	$	25,000
	($500 Deductible)		
21.	EDP/Computers - Location 1		
	• Hardware	$	145,511
	• Media	$	29,102
	• Extra Expense	$	29,102
	($1,000 Deductible)		
22.	EDP - Air Conditioning Equipment	$	10,000
23.	EDP - Automatic Extinguishing Syst. Recharge	$	25,000
24.	Salespersons Samples	$	25,000
25.	Leasehold Improvements		Included
26.	Sewer and Drain Backup		Included
27.	Personal Property of Others		Included
28.	Newly Acquired or Constructed Property		
	• Buildings	$	1,000,000
	• Personal Property	$	500,000
	• EDP, up to	$	100,000
29.	Business Income Extended Period of Indemnity		120 Days
30.	Business Income Ordinary Payroll		120 Days
31.	Knowledge of Occurrence Endorsement (AIL030786 GL-6A)		
32.	Notice of Occurrence Endorsement (AIL940795)		
33.	Broad Named Insured Wording (AIL030786 GL-8A)		



34. 60 Day Notice of Cancellation, Non-Renewal or Material Change
35. Primary Insurance (ACG031093)

G. **Property Coverage Comments:**

1. **Adequate Limits:** It is your responsibility to determine adequate limits of Property coverage. Although our agency can provide guidelines, we are not valuation specialists. To be certain of the accuracy of Property values and to avoid any penalty for underinsurance, we strongly recommend that you obtain an appraisal.

2. **Coinsurance:** Your property coverage has a coinsurance requirement. This means that you must insure your property for at least the percentage stated and the limit should be based upon the valuation provision indicated. If you do not meet this requirement, you will be penalized by receiving only partial payment for your claim. In addition, this insurance will pay only up to the limits stated.

3. **Mechanical Breakdown:** If you have boiler and machinery equipment, there are unique exposures relative to this equipment which are not covered under your property insurance. Many of these exposures (i.e., mechanical breakdown, electrical injury and arcing, steam boiler explosion) can be insured under a special policy designed to cover boilers, fired pressure vessels, unfired pressure vessels, refrigeration equipment, mechanical and electrical equipment, as well as the loss of income and extra expense resulting from insured damage to covered property.

4. **Building Ordinance Coverage:** In a standard property insurance contract, the amount collectible for your building is limited to an amount necessary to repair or replace with like kind or quality. Building codes change over the years, and they vary by township. Current building codes may require improvements or additional features for your building if it is damaged or destroyed and has to be rebuilt. If so, a standard policy will leave you with a gap in coverage unless specifically endorsed at an additional cost. We suggest that you review building codes in your township to make certain that your building is adequately insured.

5. **Business Income Coverage:** In the event your business property is damaged or destroyed, the loss of income resulting from a suspension of operations may far exceed the actual amount of property damage. Business income insurance should be purchased to cover lost profits and continuing normal operating expenses during the time required to repair or replace damaged property.



6. **Extra Expense Coverage:** Your company may be faced with a permanent loss of customers or other financial hardship if operations are interrupted for a significant length of time as a result of damage to business property. If the ability to continue operations after a loss is critical to your business, you should purchase Extra Expense insurance to cover the necessary additional expenses incurred to avoid or minimize an interruption of business by continuing operations (such as relocation expenses, equipment rental, etc.)

7. **EDP Equipment:** If you have electronic data processing, telecommunication or voice processing equipment, there are unique exposures relative to this equipment which are not covered under your property insurance. Many of these exposures can be insured under a special policy designed to cover computer hardware, data and media, as well as loss of income and extra expense resulting from insured damage to such property.

8. **Protective Safeguard Endorsement:** This insurance is subject to a Protective Safeguards Endorsement. You must notify us immediately when you:

   - Know of any suspension of impairment in the (protective safeguard); or,
   - Fail to maintain the (protective safeguard) in complete working order.

   Failure to notify the insurance company will result in an automatic suspension of coverage.

9. **Leasehold Interest Coverage**: If you have an attractive lease arrangement or have made substantial improvements in a multi-tenant facility, this will provide coverage for the loss due to the termination of the favorable lease due to a covered cause of loss.

10. **National Flood Insurance Program:** Special small business limits of $500,000 for each commercial building and $500,000 of contents in each commercial building are available. Flood Coverage provided is "excess of the maximum available under the National Flood Insurance Program."



EQUIPMENT BREAKDOWN COVERAGE

Atlantic Mutual Insurance Company – Policy #476410346

A. **Limits:** Building & Personal Property — Follows Property Limits
Business Income/Extra Expense — $ 11,862,143
Ordinary Payroll Excluded

B. **Locations:** See Schedule of Locations on Pages 8 & 9

C. **Type of Coverage:** To Pay for Direct Loss Caused by a *Covered Cause of Loss* on *Covered Equipment*, Subject to Policy Terms and Conditions

D. **Valuation:** Actual Cost to Repair or Replace
Actual Cash Value if not Repaired or Replaced

E. **Coinsurance:** 90 % Property - Agreed Amount
50 % Business Interruption – Agreed Amt.

F. **Description of Covered Objects:**
Comprehensive Form, Including Production Machinery; Cranes, Elevators, Hoists and Conveyors; Mechanical and Electrical Equipment Apparatus; Air Conditioning, Refrigeration and Freezer Systems; Boilers, Fired and Pressure Vessels; Computers, Fiber Optics, Communication Systems and Office Equipment

G. **Deductible:**

Building or Personal Property	$	2,500
Business Income/Extra Expense		24 Hours

H. **Equipment Breakdown Coverage Extensions:**

1.	Expediting Expenses	$	25,000
2.	Hazardous Substance	$	25,000
3.	Perishable Goods	$	25,000
4.	CFC Refrigerants	$	25,000
5.	Computer Equipment	$	25,000
6.	Consequential Loss		Included
7.	Building Collapse		Included



I. Equipment Breakdown Coverage Comments:

1. **Covered Causes of Loss:** Mechanical Breakdown; Electrical Injury; Electrical Arcing; Water Damage; Spoilage (Consequential Loss); Steam Boiler Explosion; Ammonia Contamination; Hazardous Substance; and Lack of Power, Light, Heat or Steam.

2. **Business Income:** Covers the loss of business income due to a total or partial business interruption caused by a covered accident.

3. **Extra Expense:** Pays for the additional costs, incurred after a loss, to maintain normal operations.

4. **Service Interruption:** Extends Business Income and Extra Expense coverages to apply to service interruptions of electricity, water, gas, communications, refrigeration, air conditioning, waste disposal, heating, air, or steam. No distance limitation applies.

5. **Perishable Goods Coverage:** Covers loss due to spoilage caused by a covered accident. This includes both food and "spoilage" of manufactured goods due to the absence of processing capability. This coverage also pays for loss of perishables due to ammonia contamination and for perishable goods damage caused by service interruption.

6. **Computer Coverage:** Covers direct damage to computers and other electronic data processing equipment due to a covered breakdown. It includes physical loss and damage to media.

7. **Demolition and Increased Construction Costs:** Pays for the additional cost incurred to comply with building laws and codes.

8. **Expediting Expenses:** Pays for the costs to make temporary repairs or expedite permanent repairs in order to restore business operations.

9. **Hazardous substances:** Pays for the extra cost to repair or replace covered property contaminated by hazardous substances released in a covered loss.

10. **CFC Refrigerants:** Covers the additional costs to repair or replace equipment using CFC refrigerants, which are affected by environmental regulations. It pays for the cost to replace CFC refrigerant or the cost to retrofit or replace damaged equipment with CFC free equipment.

11. **Newly Acquired Locations:** Pays for property damage and all other applicable coverages at newly acquired locations.

12. **Extended Business Income:** Pays for the reduction of business income beyond the date the property is restored.



13. **Errors in Description:** Covers losses that would not be payable solely because of an unintentional error in describing an insured location.



CRI ME COVERAGE

Atla ntic Mutual Insurance Company – Policy #476410346

A. **Limits:**

Employee Dishonesty	$	250,000
Forgery or Alteration	$	25,000
Theft, Disappearance and Destruction:		
Loss Inside the Premises	$	20,000
Loss Outside the Premises	$	10,000

B. **Type of Coverage:**

Employee Dishonesty: Loss of money, securities and other property resulting from fraudulent or dishonest acts of an employee.

Forgery or Alteration: Loss due to fraudulent alteration of instruments such as checks; drafts; bills of exchange; credit, debit or charge cards; turn key cards; personal accounts; or any similar written promises to pay.

Loss Inside the Premises: Loss of money and securities by actual destruction, disappearance or wrongful abstraction within premises or banking premises.

Loss Outside the Premises: Loss of money and securities by actual destruction, disappearance or wrongful abstraction outside premises while being conveyed by messenger or armored motor vehicle company or while within living quarters of messenger's home.

Coverages Subject to Policy Terms and Conditions

C. **Deductible:** Per Occurrence $ 1,000

D. **Crime Coverage Extensions:**

1. Employees provided by employment contractor services are included in the definition of employee
2. Coverage Territory - Acts committed or events occurring within the United States of American, U.S. Virgin Island, Puerto Rico, Canal Zone or Canada; coverage for employees temporarily outside coverage territory for 90 days
3. Joint Insured
4. Termination of Coverage to any employee immediately upon discovery by a director or officer of prior dishonest acts of the employee



E. **Crime Coverage Comments:**

1. **Employee Dishonesty Limits:** The limits provided by this coverage are on a *per loss* basis. This limit would apply to one loss, regardless of the number of employees involved and the time period over which the loss occurs. Usually, employee dishonesty acts occur many times over a number of years. However, the limits are not cumulative. The limit of coverage at the time of loss is *discovered* will apply in most cases.

2. **ERISA** (the Employee Retirement Income Security Act of 1974, sometimes referred to as the Pension Reform Act of 1974) changed the rules governing Pension and Employee Benefit Plans. One important provision of the law strengthened the standards of the "Prudent Man Rule", and among other things, it required Fiduciaries to assume a personal legal obligation for the prudent performance of their duties in such areas as management, funding, investment diversification, and reporting. Strict regulations were established governing a Fiduciary's actions relating to conflicts of interest and personal gain. Any loss to a plan, which is the result of a Fiduciary's breach of the obligations imposed by the law, can result in a judgment against the Fiduciary's personal assets. This Fiduciary Responsibility Insurance Policy protects Fiduciaries against such liability.



CO.AMERCIAL GENERAL LIABILITY COVERAGE

Atl:ntic Mutual Insurance Company – Policy #476410346

A. **Limits:**

Each Occurrence	$	1,000,000
General Aggregate	$	2,000,000
Products/Completed Operations Aggregate	$	2,000,000
Personal and Advertising Injury (any one person or organization)	$	1,000,000
Tenant's Legal Liability	$	100,000
Medical Payments (any one person)	$	5,000

B. **Locations/Operations:** All Locations and All Operations

C. **Type of Coverage:** Occurrence Form

Includes:

- Premises/Operations
- Independent Contractors
- Products/Completed Operations
- Personal and Advertising Injury Liability
- Broad Form Property Damage
- Extended Bodily Injury
- Blanket Contractual for BI & PD
- Host Liquor Liability
- Employees as Additional Insureds
- Non-Owned Watercraft Liability **(<51 ft.)**
- Incidental Medical Malpractice
- Limited Worldwide Products Coverage
- Automatic Coverage for Newly Acquired Organizations - 90 Days
- Hostile Fire Pollution Coverage
- Subject to Policy Terms and Conditions

D. **Premium Basis:**

Gross Sales	$ 18,111,000
Location 11 - 7 E. Skippack, Ambler, PA	5000 sq. ft.
Location 15 - 416 Durham Road, Newtown, PA	3500 sq. ft.
Location 16 - 434 Durham Road, Newtown, PA	6000 sq. ft.
Location 17 - 401S. 2nd Street, Philadelphia, PA	4700 sq. ft.

E. **Employee Benefits Liability Coverage:**

Limits:	Each Claim	$	1,000,000
	Annual Aggregate	$	1,000,000
Deductible:	Each Claim	$	1,000

Claims Made Form



F. **Commercial General Liability Coverage Exclusions:**

1. Health or Cosmetic Services
2. Tanning
3. Asbestos
4. Health or Exercise Club Professional Liability
5. Intellectual Property
6. Employment Related Practices

G. **Commercial General Liability Coverage Extensions:**

1. General Aggregate Applies per Location
2. Additional Insured - Broad Form Vendors
3. Additional Insureds By Contract, Agreement or Permit
4. Additional Insured - Volunteers
5. Bodily Injury Redefined
6. Broad Form Named Insured
7. Damage to Your Products $25,000
8. Duties in the Event of Occurrence, Claim or Suite Redefined
9. Fire, Lightning, Explosion, Smoke or Leakage Damage $500,000
10. Liberalization
11. Medical Payments Increased Limit $10,000
12. Mobile Equipment Redefined
13. Newly Formed or Acquired Organizations
14. Non-Owned Aircraft
15. Non-Owned Watercraft
16. Other Insurance Clause
17. Personal Injury - Elimination of Contractual Exclusion
18. Personal Injury - Humiliation and Non-Employment Discrimination
19. Product Recall Expense $25,000
20. Property Damage - Borrowed Equipment
21. Property Damage Liability - Elevators
22. Supplementary Payments Increased Limits, Bail Bonds $2,500 and Loss of Earnings $500 per day
23. Knowledge of Occurrence Endorsement (AIL030786 GL-6A)
24. Notice of Occurrence Endorsement (AIL940795)
25. Broad Named Insured Wording (AIL030786 GL-8A)
26. 60 Day Notice of Cancellation, Non-Renewal or Material Change

23\. Primary Insurance (ACG031093)



G. **Commercial General Liability Comments:**

1. **Auditable:** Your general liability premium has been based upon estimated exposures. The policy will be audited at expiration by the insurance company to determine actual exposures, and your premium will be adjusted accordingly.

2. **Aggregates:** The Products/Completed Operations aggregate is the maximum dollar amount that will be paid during the policy period for losses due to Products/Completed Operations regardless of the number of claims. The General Aggregate is the maximum dollar amount that will be paid during the policy period for all losses other than Products/Completed Operations losses regardless of the number of claims.

3. **Pollution:** The policy specifically excludes any bodily injury or property damage arising out of the discharge, dispersal, release or escape of pollutants.

4. **Occurrence Policy:** Your General Liability Coverage is written on an Occurrence Policy. This policy would provide coverage for an insured injury or damage occurring during the policy period, regardless of when the claim is first made.

5. **Claims-Made Policy:** Your Employee Benefit Liability Coverage is written on a Claims-Made basis. It covers claims "made" during the year the policy is in force for any incidents that occur that year or during any previous period during which the insured was covered under a claims-made contract. The incident must have taken place after the retroactive date for coverage to apply. This form of coverage is in contrast to occurrence policy, which covers an incident occurring while the policy is in force *regardless of when* the claim is filed.



PROFESSIONAL LIABILITY COVERAGE:

Lloyd's of London Underwriters – Policy #A2000MP00001740

A. **Limits:** Each Occurrence $ 5,000,000
General Aggregate $ 5,000,000

B. **Insuring Agreement** – Claims Made Policy Form F0003 12/95: The Company agrees to pay on behalf of the insured those sums which the insured shall become legally obligated to pay as damages by reason of any negligent act or error or omission in professional services rendered, or which should have been rendered, subsequent to the retroactive date specified in the Declarations.
Subject to the other terms and conditions of the policy.

C. **Operations:** Beauty & Wellness Spas including laser hair removal by RN's and by Doctors for their services provided to the Named Insured.

D. **Retroactive Date:** 06/26/99

E. **Extended Discovery Period:** Automatic 12 months if Company cancels or non-renews. Automatic 30 days if Insured cancels or non-renews.

F. **Claims Extension Option:** 12 months for Additional Premium not to exceed 175% if exercised in 5the 30 day Discovery Period.

G. **Deductible:** $ 2,500 Each Claim



H. **Premium Basis:** Rate based on

POSITION	NUMBER OF EMPLOYEES
Fitness Instructors	5-7 at Destination Spa
Hair Stylists	5-7 at Destination Spa
Masseuses	3-4 at Every Location
Aestheticians (Facialists)	3-4 at Every Location
Registered Nurses	1 at Every Location
Registered Nutritionist	1 Destination

POSITION	ESTIMATED REVENUE
Fitness Instructors	$ 250,000
Hair Stylists	$ 700,000
Masseuses	$ 1,360,000
Aestheticians (Facialists)	$ 1,360,000
Registered Nurses	$ 900,000
Registered Nutritionist	$ 200,000



COMMERCIAL AUTOMOBILE COVERAGE
Atlantic Mutual Insurance Company – Policy #744502421

A. **Limits:**

1.	Liability: Combined Single Limit for Bodily Injury and Property Damage (including Hired and Non-Owned Auto Liability)	$	1,000,000
2.	Uninsured/Underinsured Motorists: Combined Single Limit including Property Damage	$	1,000,000
3.	Personal Injury Protection:	$	10,000
4.	Comprehensive: Actual Cash Value		
5.	Collision: Actual Cash Value		
6.	Hired Auto Physical Damage: Limit	$	50,000
7.	Towing: Per Disablement	$	80
8.	Rental Reimbursement: Private Passenger Autos Only		
	Limit Per Day	$	50
	Maximum Duration		30 Days

B. **Vehicles Insured:** Number of Units: 8
See Attached Schedule of Vehicles

C. **Deductibles:**

Comprehensive-	Per Accident	$	500
Collision-	Per Accident	$	500

D. **Commercial Automobile Coverage Extensions:**

1. Drive Other Car for Executive Officers
2. Broad Named Insured
3. Blanket Named Insured
4. Blanket Additional Insured where required by Contract
5. Fellow Employee Coverage Provided
6. Hired Car Physical Damage including $750 Loss of Use



7. $100 Towing for any auto type
8. Lease Gap Coverage
9. Bodily Injury Definition to include Mental Anguish
10. Coverage for Accidental Airbag Discharge
11. Newly Acquired Coverage for 180 Days
12. Glass Deductible Waiver when repaired instead of replaced
13. Hired Car Coverage extended to be worldwide, for suits brought in the U.S.
14. Unintentional Failure to Disclose Hazards
15. Increased Supplementary Payments
16. Knowledge of Occurrence Endorsement (AIL030786 GL-6A)
17. Notice of Occurrence Endorsement (AIL940795)
18. Broad Named Insured Wording (AIL030786 GL-8A)
19. 60 Day Notice of Cancellation, Non-Renewal or Material Change
20. Primary Insurance (ACG031093)

E. **Commercial Automobile Coverage Comments:**

1. **Pollution:** The policy specifically excludes bodily injury or property damage arising out of the discharge, dispersal, release or escape of pollutants, except normal operating fluids of the vehicle by a covered cause of loss.

2. **Hired Autos:** The Hired Auto portion of your Commercial Auto Policy provides liability coverage for bodily injury or property damage to others resulting from the operation of a short-term rental vehicle. However, there is no coverage for physical damage to the rented vehicle itself. Please review all rental contracts to determine the liability you are assuming and the extent to which you are responsible for loss or damage to the vehicle.

3. **CB's/Radios/Stereos:** The Business Automobile Policy does not provide automatic coverage for citizens' band radios, two-way mobile radios or telephones in your vehicles. If you have this exposure, coverage must be specifically added by endorsement.



WC RKERS' COMPENSATION AND EMPLOYER'S LIABILITY COVERAGE

Per nsylvania Manufacturers Association Ins. Co. – Policy #2000002906832

A. **Limits:**

1. Workers' Compensation - Statutory - States: PA, CA CT, CO, MI, MN, NY, TX
2. Employers Liability -

Bodily Injury by Accident:		
Each Accident	$	100,000
Bodily Injury By Disease:		
Each Employee	$	100,000
Policy Limit	$	500,000

3. Other States - Other States Except ND, OH, WA, WV, WY

B. **Workers' Compensation and Employer's Liability Coverage Extensions:**

1. Voluntary Compensation Endorsement - All States
2. Stop Gap Liability - $ 1,000,000

C. **Workers' Compensation and Employer's Liability Coverage Comments:**

1. **Auditable:** Your workers' compensation premium has been based upon estimated payrolls. The policy will be audited at expiration by the insurance company to determine actual payrolls, and the premium will be adjusted accordingly.

2. **Independent Contractors:** State law may hold you responsible for injuries sustained by independent contractors and employees of subcontractors. To ensure that you won't be charged an insurance premium for these individuals, you should obtain Certificates of Insurance showing that they carry Workers' Compensation coverage.



UMBRELLA LIABILITY COVERAGE

Atlantic Mutual Insurance Company – Policy #476410346

A.	**Limits:**	Each Occurrence	$	5,000,000
		General Aggregate	$	5,000,000
		Products Aggregate	$	5,000,000
B.	**Retained Limit:**	Each Occurrence	$	0
C.	**Type of Coverage:**	Excess Liability over Primary General Liability, Automobile Liability and Employer's Liability		
D.	**Schedule of Underlying Coverages:**			
	General Liability-	Each Occurrence	$	1,000,000
		General Aggregate	$	2,000,000
		Products/Completed Operations Aggregate	$	2,000,000
		Personal and Advertising Injury (any one person or organization)	$	1,000,000
		Employee Benefit Liability	$	1,000,000
	Commercial Automobile-	Combined Single Limit for Bodily Injury and Property Damage	$	1,000,000
	Employer's Liability-	Each Accident	$	100,000
		Disease - Policy Limit	$	500,000
		Disease - Each Employee	$	100,000
E.	**Highlighted Exclusions:**	Pollution		
		Real and Personal Property in the Care, Custody and Control of the Insured		
		Professional Services		
		Medical Malpractice		
		Y2K		
F.	**Premium Basis:**	Flat		



G. **Umbrella Liability Coverage Enhancements:**

1. Pay-On-Behalf Basis
2. First Dollar Defense Coverage
3. Defense Costs in Addition to Limits
4. Hostile Fire Pollution Coverage
5. Following Form Coverage - Broad Form Property Damage, Non-Owned Watercraft, Non-Owned Aircraft, Personal Injury Contractual, Employee Benefits, Fellow Employee Coverage
6. Broad Named Insured Wording
7. Blanket Additional Insureds
4. Knowledge of Occurrence Endorsement (AIL030786 GL-6A)
5. Notice of Occurrence Endorsement (AIL940795)
6. Broad Named Insured Wording (AIL030786 GL-8A)
7. 60 Day Notice of Cancellation, Non-Renewal or Material Change
8. Primary Insurance (ACG031093)

H. **Umbrella Liability Coverage Comments:**

1. **Flat Rating:** Your Umbrella Liability premium has been based upon estimated exposures. The policy will **not** be audited at expiration by the insurance company.

2. **Pollution:** The policy specifically excludes any bodily injury or property damage arising out of the discharge, dispersal, release or escape of pollutants.

3. **Newly Acquired Organizations:** The policy automatically provides coverage for newly acquired organizations with no time limit, up to the end of the policy period.

4. **Reporting/Reinstatement Requirements:** There are no reporting or reinstatement requirements on the replacement of the underlying policies or exhaustion of the underlying limits.



EXCESS UMBRELLA LIABILITY COVERAGE

Federal Insurance Company/Chubb – Policy #79797343

A.	**Limits:**	Each Occurrence	$ 15,000,000
		General Aggregate	$ 15,000,000
		Products Aggregate	$ 15,000,000
B.	**Retained Limit:**	Each Occurrence	$ 5,000,000
C.	**Type of Coverage:**	Excess Liability over Primary Umbrella Liability	

D. **Schedule of Underlying Coverages:**

Umbrella Liability-	Each Occurrence	$ 5,000,000
	General Aggregate	$ 5,000,000
	Products Aggregate	$ 5,000,000

E. **Highlighted Exclusions:**
Pollution
Real and Personal Property in the Care, Custody and Control of the Insured
Professional Services
Medical Malpractice
Y2K

F. **Premium Basis:** Flat

G. **Umbrella Liability Coverage Enhancements:**

1. Following Form Excess of Primary Umbrella Liability

H. **Umbrella Liability Coverage Comments:**

1. **Flat Rating:** Your Umbrella Liability premium has been based upon estimated exposures. The policy will **not** be audited at expiration by the insurance company.
2. **Pollution:** The policy specifically excludes any bodily injury or property damage arising out of the discharge, dispersal, release or escape of pollutants.
3. **Newly Acquired Organizations:** The policy automatically provides coverage for newly acquired organizations with no time limit, up to the end of the policy period.



4. **Reporting/Reinstatement Requirements:** There are no reporting or reinstatement requirements on the replacement of the underlying policies or exhaustion of the underlying limits.



EAF:THQUAKE COVERAGE - CALIFORNIA

Pac fic Insurance Company – Policy #EQ0000026

Loc..tion: 401 Newport Center Drive, Suite 216, Newport Beach, CA 92660

A.	**Limits:**	Personal Property	$	267,611
		Business Interruption	$	1,030,566
		Tenant Improvements & Betterments	$	842,367
		TOTAL INSURABLE VALUES	$	2,140,544

E. **Type of Coverage:** DIC, Including Earthquake, Excluding Flood, Subject to Policy Terms and Conditions

C. **Valuation:** Replacement Cost on Property
Actual Loss Sustained on BI

D. **Coinsurance:** 100% Property
100% Business Interruption

E. **Deductible:** 10% against the total insurable value amount, $10,000 minimum per occurrence

F. **Property Coverage Extensions:**

1.	Extra Expense	$	100,000
2.	Pollution or Contamination Clean-up Expense	$	10,000
3.	Newly Acquired Business Personal Property, up to 30 days	$	100,000
4.	Earthquake Sprinkler Leakage	$	100,000
5.	Outdoor Signs	$	10,000
6.	Valuable Papers & Records	$	10,000
7.	Transit	$	10,000
8.	Fine Arts, Pairs, Set or Parts	$	10,000
9.	Extended Period of Indemnity	$	10,000
10.	Ingress/Egress	$	10,000
11.	Sub-Limit Off Premises Power Failure	$	10,000
12.	Consequential Loss	$	10,000
13.	Interruption by Civil Authority	$	10,000
14.	Brands & Labels		
15.	Care, Custody and Control Exclusion Deleted		



16. Ordinary Payroll
17. Debris Removal
18. Annual Aggregate

G. **Property Coverage Comments:**

1. **Total Insurable Values:** The total values of the Business Personal Property, including EDP and Media, Business Interruption, and Tenants Improvements Betterments or the total insurable values of the coverages selected.
2. **Business Personal Property:** 100% replacement cost values of the stock, furniture, fixtures, computers equipment, computer software, machinery, equipment, prototypes and supplies. In addition any business personal property that the insured is contractually responsible to insure.
3. **Business Interruption:** 100% of annual loss of earnings or simply the total net sales along with continuing expenses such as rents and other fixed costs which continue when operations are curtailed or suspended due to an earthquake.
4. **Tenant Improvements and Betterments:** 100% value of any additions or changes made by the tenant at the tenants own cost to a building which the tenant occupies that enhances the value of the building.
5. **Deductible:** The policy pays only excess of the deductible. The deductible is 10% of the total value of the risk. The minimum earthquake deductible is $10,000 per occurrence.



EA! :THQUAKE COVERAGE - CALIFORNIA

Pac.fic Insurance Company – Policy #EQ0000026

Loc :tion: 417 N. Canon Drive, Beverly Hills, CA 90210

Limits:	Personal Property	$	267,087
	Business Interruption	$	979,742
	Tenant Improvements & Betterments	$	1,004,734
	TOTAL INSURABLE VALUES	$	2,251,563

A. **Type of Coverage:** DIC, Including Earthquake, Excluding Flood, Subject to Policy Terms and Conditions

B. **Valuation:** Replacement Cost on Property
Actual Loss Sustained on BI

C. **Coinsurance:** 100% Property
100% Business Interruption

D. **Deductible:** 10% against the total insurable value amount, $10,000 minimum per occurrence

E. **Property Coverage Extensions:**

1.	Extra Expense	$	100,000
2.	Pollution or Contamination Clean-up Expense	$	10,000
3.	Newly Acquired Business Personal Property, up to 30 days	$	100,000
4.	Earthquake Sprinkler Leakage	$	100,000
5.	Outdoor Signs	$	10,000
6.	Valuable Papers & Records	$	10,000
7.	Transit	$	10,000
8.	Fine Arts, Pairs, Set or Parts	$	10,000
9.	Extended Period of Indemnity	$	10,000
10.	Ingress/Egress	$	10,000
11.	Sub-Limit Off Premises Power Failure	$	10,000
12.	Consequential Loss	$	10,000
13.	Interruption by Civil Authority	$	10,000
14.	Brands & Labels		
15.	Care, Custody and Control Exclusion Deleted		



16. Ordinary Payroll
17. Debris Removal
18. Annual Aggregate

F. **Property Coverage Comments:**

1. **Total Insurable Values:** The total values of the Business Personal Property, including EDP and Media, Business Interruption, and Tenants Improvements Betterments or the total insurable values of the coverages selected.

2. **Business Personal Property:** 100% replacement cost values of the stock, furniture, fixtures, computers equipment, computer software, machinery, equipment, prototypes and supplies. In addition any business personal property that the insured is contractually responsible to insure.

3. **Business Interruption:** 100% of annual loss of earnings or simply the total net sales along with continuing expenses such as rents and other fixed costs which continue when operations are curtailed or suspended due to an earthquake.

4. **Tenant Improvements and Betterments:** 100% value of any additions or changes made by the tenant at the tenants own cost to a building which the tenant occupies that enhances the value of the building.

5. **Deductible:** The policy pays only excess of the deductible. The deductible is 10% of the total value of the risk. The minimum earthquake deductible is $10,000 per occurrence.



PREMIUM SUMMARY

	Coverage	Policy Number/ Effective Dates	Atlantic, PMA, Lloyd's & Chubb Proposed Premiums
I.	Commercial Package, Including Property, Equipment Breakdown, Inland Marine, Crime, General Liability, and Primary Umbrella Liability	Policy #476410346 Effective 06/03/00 – 06/30/01	*$109,957.00
II.	Commercial Automobile	Policy #744502421 Effective 06/30/00 – 06/30/01	*12,632.00
III.	Workers' Compensation & Employer's Liability	Policy #2000002906832 Effective 06/28/00 – 06/28/01	*90,959.00
IV.	Umbrella – Excess	Policy #79797343 Effective06/30/00 – 06/30/01	15,000.00
V.	Professional Liability	Policy #A2000MP00001740 Effective 06/30/00 – 06/30/01	*57,500.00
VI.	**DIC – Earthquake (Newport)**	**Policy #EQ0000026** **Effective 07/26/00 – 07/26/01**	**6,471.67**
VII.	**DIC – Earthquake (Beverly)**	**Policy #EQ000025** **Effective 07/26/00 – 07/26/01**	**5,485.71**
	TOTAL		**$298,005.38**

**Various endorsements effective during the policy term, may change issued policy premiums. These endorsements are not reflected in the premiums above.*



CLAIM REPORTING

The importance of timely claim reporting cannot be overstated. It is essential that all claims, regardless of how minor they may seem, be reported promptly. Claims which are not reported in an appropriate time frame may cause an unfavorable prejudice against the insurance carrier and ultimately could raise coverage questions. Prompt reporting gives the insurance company claim representative a better opportunity to fully investigate the claim and make timely contact with the injured employee or claimant. Prompt contact from the carrier to a claimant will many times reduce the likelihood of attorney involvement in the case.

Numerous insurance industry studies link late reporting of claims to increased claim costs, therefore, Johnson, Kendall & Johnson strongly encourages you to report all losses within 24 hours of their occurrence.

WORKERS' COMPENSATION CLAIMS:

Workers' Compensation claims should be reported directly to the insurance company with a photocopy of the loss report sent to Johnson, Kendall & Johnson.

ALL OTHER CLAIMS

Any claim other than a Workers' Compensation claim should be called into the Claim Department at Johnson, Kendall & Johnson. We will then generate a loss notice and forward it to the insurance company promptly.

All Other Claims Contacts:

Stephen P. Friend, AIC	Vice President Claims	215-579-6456
Agnes M. Romero, AIC	Claims Representative	215-579-6426
Bruce R. Givnish, CPCU	Vice President	215-579-6404

After Hours:

Bruce R. Givnish, CPCU	Vice President	215-699-5589

Your Claims Kit will be delivered within two weeks of effective date.



CUSTOMER SERVICE TEAM

JOHNSON, KENDALL & JOHNSON services all commercial accounts through the utilization of a team concept. This system provides an effective method of communication between our office and the client, regardless of the availability of any one individual. As your agent, the following team will be servicing your account:

Bruce R. Givnish, CPCU Vice President (215) 579-6404	Vice President, Commercial Insurance Responsible for program design and management.
Juliet L. Zaskoda (215) 579-6402	Commercial Account Representative Responsible for servicing your entire account as your liaison on a day-to-day basis.
Stephen P. Friend, AIC (215) 579-6456	Vice President, Claims Services Responsible for the overall coordination and delivery of claims services to you.
Agnes M. Romero, AIC (215) 579-6426	Claims Representative Responsible for processing and expediting the adjustment of any reported claims.
Steven P. Ambrose, MS, ALCM (215) 579-6460	Director of Loss Control Services Responsible for coordination and delivery of loss control services provided by JKJ and your insurance carriers.
Mary J. Callahan, CPCU (215) 579-6421	Controller Responsible for overall financial and accounting procedures.

Johnson, Kendall & Johnson, Inc.

One Summit Square
Route 413 & Double Woods Road
Langhorne, PA 19047
215-968-4741
E-Mail: bgivnish@jkj.com

Mailing Address:
P.O. Box 17
Newtown, PA 18940-0017
Fax: 215-968-0973
jzaskoda@jkj.com

\\JKJ\JK\Commercial Insurance\Clients\GHday - Greenhouse Spa, Inc. - GH Day Spas, Inc\PROPOSAL\00 Propcas Proposal - Atlantic.doc

Schedule 4.26(a)

Employees; Compensation

{MI646882:3}

Census Summary By Location as of April 23, 2001

Dept #	Department Name	Annual Payroll	Head Count	
200000	Ambler	1,420,161	27	
202500	Dallas	343,860	22	
203500	Beverly Hills	368,880	18	
204500	Denver	161,378	9	
205500	Houston	305,060	15	
207500	Troy	463,880	25	
208500	Greenwich	163,840	14	
209500	Manhasset	504,678	37	
210500	Newport Beach	260,380	17	
213000	Orlando	562,076	64	* 31 people On-Call
215000	57th Street	598,868	32	
215500	Birmingham	491,360	38	
	Total	5,644,422	318	

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
200000	Ambler	MIS	Abla, Sean R.	10/29/00	Full Time	50,000	Salary	1,923.08		
200000	Ambler	ADM ASST	Abrams, Stanley	9/18/00	Full Time	40,000	Salary	1,538.46		
200000	Ambler	ACCO	Appenzeller, Brenda Kay	6/19/00	Full Time	40,000	Hourly	19.23		
200000	Ambler	CUSTSERV	Banks, Delores	9/7/99	Full Time	32,240	Hourly	15.50		
200000	Ambler	DIRRESLS	Bechtelheimer, Karen	11/27/00	Full Time	50,000	Salary	1,923.08		
200000	Ambler	AP SUPER	Bond, Helen	1/15/90	Full Time	50,000	Salary	1,923.08		
200000	NY Office	RCPTNST	Chang,Cynthia	3/5/01	Full Time	18,000	Hourly	8.65		
200000	Ambler	ACCO	Ching, Tiffany	7/25/00	Full Time	34,320	Hourly	16.50		
200000	Ambler	PR MGR	Collies, Mary Ann	2/1/01	Full Time	47,000	Salary	1,807.70		
200000	Ambler	ADM ASST	Creighton, Donna D.	1/20/01	Full Time	20,800	Hourly	10.00		
200000	NY Office	MEDDIR	Day, Doris	1/16/01	Full Time	125,000	Salary	4,807.69		
200000	Ambler	PR	Dent, Teresa	4/17/00	Full Time	45,000	Salary	1,730.77		
200000	Ambler	PURC	Eaddy, Cynthia	11/27/00	Full Time	42,848	Hourly	20.60		
200000	NY Office	DEV MGR	Eglowsky, Jared	1/10/00	Full Time	66,000	Salary	2,538.46		
200000	Ambler	ADM ASST	Ferro, Laura	10/30/98	Full Time	45,000	Salary	1,730.77		
200000	Ambler	IT COORD	Grayce, David	2/28/00	Full Time	60,000	Salary	2,307.69		
200000	Ambler	SPA COOR	Hartwick, Denise	5/12/00	Full Time	44,990	Hourly	21.63		
200000	Ambler	ASSTCONT	Miller, Leslie	2/29/00	Full Time	75,000	Salary	2,884.62		
200000	Ambler	CFO	Minner, George William	4/1/00	Full Time	120,000	Salary	4,615.39		
200000	NY Office	MKTG MGR	Osada, Kio	7/10/00	Full Time	55,000	Salary	2,115.39		
200000	Ambler	PRJMGR	Pinchuk, David V.	10/2/00	Full Time	50,000	Salary	1,923.08		
200000	Ambler	VP MKTG	Pinchuk, Rae	11/1/95	Full Time	85,000	Salary	3,269.23		
200000	Ambler	AP SPEC	Pottichen, Sandy	7/12/99	Full Time	32,968	Hourly	15.85		
200000	Ambler	PURC	Ruger, Jean C.	7/27/00	Full Time	44,990	Hourly	21.63		
200000	Ambler	EXEC VP OPS	Schaffer, Roslyn	8/30/99	Full Time	85,000	Salary	3,269.23		
200000	Ambler	ADM ASST	Siemel, Alexandra	12/27/95	Full Time	37,500	Salary	1,442.30		
200000	Ambler	RCPTNST	Yarbough, Christina	12/6/99	Full Time	23,504	Hourly	11.30		
202500	Dallas	MASS THR	Chon, Susan M	1/23/99	Commission	0			25%	
202500	Dallas	NAILTECH	Conner,Joyce High	4/9/01	Full Time	26,000	Hourly	12.50		
202500	Dallas	MASS THR	Delarios, Cassandra K.	9/19/00	Full Time	20,800	Hourly	10.00	15%	
202500	Dallas	RCPTNST	Foster, Elizabeth E.	8/21/00	Part Time	10,400	Hourly	10.00		

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate I Amt	Service %	Service $
202500	Dallas	RCPTNST	Girma, Hiruth	12/6/99	Part Time	9,360	Hourly	9.00		
202500	Dallas	ESTH	Girton, Holly R.	12/14/98	Part Time	18,720	Hourly	15.00		
202500	Dallas	ESTH	Hendricks, Karen	11/7/98	Part Time	13,520	Hourly	13.00		
202500	Dallas	SPA MGR	Kifle, Messert	2/5/99	Full Time	42,000	Salary	1,615.38		
202500	Dallas	SLT	Knudsen, Amanda M.	2/15/99	Part Time	21,840	Hourly	21.00		
202500	Dallas	NAILTECH	Lam, Kim	2/9/99	Part Time	15,288	Hourly	14.00		
202500	Dallas	MASS THR	Love, Lanell T.	8/29/00	Part Time	10,400	Hourly	10.00	10%	
202500	Dallas	FRONT DE	Mahmoodi, Sara	2/10/00	Part Time	10,920	Hourly	14.00		
202500	Dallas	ESTH	Moline, Marla	6/19/00	Part Time	6,240	Hourly	15.00		
202500	Dallas	MASS THR	Norman,Alison	3/1/01	Part Time	16,224	Hourly	13.00		
202500	Dallas	ESTH	Roos, Jennie Ann	6/19/00	Part Time	14,196	Hourly	13.00		
202500	Dallas	ESTH	Rowghani, Sedigheh	6/11/00	Part Time	13,520	Hourly	13.00		
202500	Dallas	ESTH	Safavi, Sheila	1/10/99	Part Time	29,120	Hourly	20.00		
202500	Dallas	RN	Sukkar, Millie L.	12/7/98	Part Time	21,840	Hourly	21.00		
202500	Dallas	HOUSEKEE	Takele, Askal	12/13/99	Full Time	15,600	Hourly	7.50		
202500	Dallas	LASER	Weaver, Tammy	12/29/99	Part Time	16,640	Hourly	16.00		
202500	Dallas	NAILTECH	Wells, Katie E.	8/30/00	Part Time	11,232	Hourly	9.00		
202500	Dallas	MASS THR	Wnek, Amber	6/24/00	Commission	0			20%	
203500	Beverly Hills	MASS THR	Davis, Melanie	2/5/00	Commission	0			40%	
203500	Beverly Hills	HOUSEKEE	Duarte,Candida	3/19/01	Full Time	16,640	Hourly	8.00		
203500	Beverly Hills	RN	Erdmann, Christine M.	6/1/98	Full Time	39,520	Hourly	19.00		
203500	Beverly Hills	MASSAGE	Feyzjou, Nathalie	5/31/00	Commission	0		0.00	40%	
203500	Beverly Hills	ESTH	Forostovets, Larisa	12/9/98	Full Time	20,800	Hourly	10.00		
203500	Beverly Hills	NAILTECH	Galati, Yoshiko	5/21/99	Part Time	13,520	Hourly	13.00		
203500	Beverly Hills	RCPTNST	Grandi, Wynona J.	1/20/01	Full Time	20,800	Hourly	10.00		
203500	Beverly Hills	MASS THR	Howell, Troy	2/16/01	Commission	0			20%	
203500	Beverly Hills	Regional Manager	Kovacs,Eva		Full Time	73,000	Salary	2,807.70		
203500	Beverly Hills	FRONT DE	Mejia, Heidy D.	11/13/00	Full Time	24,960	Hourly	12.00		
203500	Beverly Hills	SPA MGR	Moreno,Miriam	4/9/01	Full Time	45,000	Salary	1,730.77		
203500	Beverly Hills	RCPTNST	O'Flaherty, Daniel M.	1/23/01	Full Time	20,800	Hourly	10.00		
203500	Beverly Hills	NAILTECH	Petrus, Yoko I.	3/20/99	Full Time	33,280	Hourly	16.00		

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
203500	Beverly Hills	RCPTNST	Salerno, Tiffany	8/16/00	Part Time	12,480	Hourly	12.00		
203500	Beverly Hills	RN	Segal, Rebecca	11/8/00	Part Time	17,680	Hourly	17.00		
203500	Beverly Hills	FRONT DE	Severine, Kelley	2/1/01	Part Time	10,400	Hourly	10.00		
203500	Beverly Hills	MASS THR	Shuldiner, Garri	7/9/99	Commission	0			40%	
203500	Beverly Hills	MASSDIR	Trufkin, Ivan	11/25/98	Full Time	20,000	Salary	769.23		
204500	Denver	NAILTECH	Burton, Diana	1/20/00	Full Time	20,800	Hourly	10.00		
204500	Denver	NAILTECH	Danilova, Anna	6/7/00	Full Time	18,720	Hourly	9.00		
204500	Denver	ESTHMASS	King, Amanda C.	10/1/00	Full Time	21,658	Hourly	17.00		
204500	Denver	MANAGER	Smith, Heather	12/26/00	Full Time	43,000	Salary	1,653.85		
204500	Denver	ESTH	Szikszai,Krisztina	3/10/01	Full Time	29,120	Hourly	14.00		
204500	Denver	RCPTNST	Warren, Mandy	1/16/01	Part Time	12,480	Hourly	12.00		
204500	Denver	MAINT	Wates, Luther C.	12/27/00	Full Time	15,600	Hourly	7.50		
204500	Denver	MASS THR	Widgery, Lidia	4/11/00	Commission	0			27%	
204500	Denver	MASS THR	Zhurbenko, Elena	3/29/00	Commission	0			40%	
205500	Houston	ESTH	Aquino, Monica	2/26/01	Full Time	20,800	Hourly	10.00		
205500	Houston	RCPTNST	Barnes, Sara	5/19/00	Part Time	9,360	Hourly	9.00		
205500	Houston	ESTH	Dembeck, Euncha	8/5/96	Full Time	42,900	Hourly	25.00		
205500	Houston	RCPTNST	Dorman, Crystal Marie	11/24/99	Part Time	9,360	Hourly	9.00		
205500	Houston	MASSAGE	Fuentes, Lucero L.	8/22/00	Full Time	20,800	Hourly	10.00		
205500	Houston	MASSAGE	Kiss, Andras	2/21/01	Commission	0			25%	
205500	Houston	SPA MGR	Mack, Shaun	11/13/99	Full Time	50,000	Salary	1,923.07		
205500	Houston	RCPTNST	Materum, Rachelli	11/1/99	Part Time	9,360	Hourly	9.00		
205500	Houston	MANICUR	Michaud, Barbara L.	11/23/98	Full Time	24,960	Hourly	12.00		
205500	Houston	RCPTNST	Muster, Jennifer	5/15/00	Part Time	9,360	Hourly	9.00		
205500	Houston	NAILTECH	Nguyen, Stephanie	2/15/01	Part Time	12,480	Hourly	12.00		
205500	Houston	MAKEUP	Richards, Alison	4/5/00	Full Time	22,880	Hourly	11.00		
205500	Houston	ESTH	Siddeley, Leslie A.	11/2/98	Full Time	29,120	Hourly	14.00		
205500	Houston	RCPTNST	Wells, Tiffany A.	8/21/00	Full Time	20,800	Hourly	10.00		
205500	Houston	FRONT DE	Wynn, Jennie S.	7/17/00	Full Time	22,880	Hourly	11.00		
207500	Troy	MASS THR	Beesley, Tammy	12/5/99	Part Time	10,400	Hourly	10.00		
207500	Troy	RCPTNST	Carr, Deadra M.	9/21/00	Part Time	10,400	Hourly	10.00		

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
207500	Troy	RCPTNST	Cathers, Christina	10/20/00	Full Time	22,880	Hourly	11.00		
207500	Troy	ATTENDAN	Ceko, Marika	3/1/01	Full Time	20,800	Hourly	10.00		
207500	Troy	ESTH	De Turk, Whtiney Trace	4/9/01	Commission	0			25%	
207500	Troy	ESTH	Duvall, Lauren M.	3/5/01	Commission	0			25%	
207500	Troy	MASS THR	Foote, Casey	6/12/00	Commission	0			25%	
207500	Troy	MANAGER	Giordano, Karen L.	8/28/00	Full Time	65,000	Salary	2,500.00		
207500	Troy	SCHEDUL	Goltz, Crystal	2/28/00	Full Time	30,160	Hourly	14.50		
207500	Troy	MASS THR	Graham,Carletta	4/9/01	Commission	0			25%	
207500	Troy	ESTH	Gumm, Heather S.	2/18/00	Full Time	24,960	Hourly	12.00		
207500	Troy	ESTH	Harper, Darlene	2/11/01	Commission	0	Salary		20%	
207500	Troy	LASER	Isaac, Linda	2/12/01	Part Time	22,880	Hourly	22.00		
207500	Troy	NAILTECH	Kadzielewski, Melisa A.	10/6/00	Full Time	20,800	Hourly	10.00		
207500	Troy	MASS THR	Krautner, George	9/20/99	Part Time	10,400	Hourly	10.00		
207500	Troy	NAILTECH	Lowery-Lee, Chyonna	11/27/99	Full Time	20,800	Hourly	10.00		
207500	Troy	MASS THR	Mauro, Isolina	4/20/00	Commission	0			25%	
207500	Troy	RCPTNST	Mullen,Michelle	2/27/01	Full Time	20,800	Hourly	10.00		
207500	Troy	MASS THR	Nueske, Melissa	9/20/99	Part Time	10,400	Hourly	10.00		
207500	Troy	RCPTNST	Oliver, Alisa	9/25/00	Full Time	31,200	Hourly	15.00		
207500	Troy	NAILTECH	Papiernick,Jessica	3/17/01	Full Time	20,800	Hourly	10.00		
207500	Troy	FRONT DE	Pawley, Patrick Russell	12/6/99	Full Time	20,800	Hourly	10.00		
207500	Troy	AST MGR	Primavera, Antonella	8/28/00	Full Time	45,000	Salary	1,730.77		
207500	Troy	NAILTECH	Ross,Jennifer	3/26/01	Part Time	10,400	Hourly	10.00		
207500	Troy	AST MGR	Stellino, Filippa D.	8/28/00	Full Time	45,000	Salary	1,730.77		
208500	Greenwich	MASS THR	Berenbaum, Vitaly	1/8/98	Commission	0			40%	
208500	Greenwich	BD ATTEND	DeCarvalho,Nicollette	4/2/01	Part Time	13,520	Hourly	13.00		
208500	Greenwich	NAILTECH	Dinu, Zenovia	3/2/00	Commission	10,400	Hourly	10.00		
208500	Greenwich	MASS THR	Dunn, Joseph	8/1/00	Commission	0			30%	
208500	Greenwich	ESTH	Frey,Innes	4/9/01	Full Time	31,200	Hourly	15.00		
208500	Greenwich	SPA MGR	Gorham,Patricia	3/12/01	Full Time	38,000	Salary	1,461.54		
208500	Greenwich	RN	Gustafson, Kathleen M.	1/27/99	Part Time	22,880	Hourly	22.00		
208500	Greenwich	ESTH	Jacobs, Rebecca	4/6/99	Full Time	31,200	Hourly	15.00		

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
208500	Greenwich	MASS THR	Lumbruno, Kimberly	2/12/00	Commission	0			30%	
208500	Greenwich	RCPTNST	Neagu, Mirona	6/22/00	On Call		Hourly	8.00		
208500	Greenwich	ESTH	Nemirovsky, Betya	1/7/01	Commission	0			20%	
208500	Greenwich	LAUNDRY	Rondon, Adriana	1/25/99	Full Time	16,640	Hourly	8.00		
208500	Greenwich	MASS THR	Tepper,Debra L.	3/2/99	Commission	0			35%	
208500	Greenwich	RN	Waller, Daniela S.	2/1/99	On Call		Hourly	21.00		
209500	Manhasset	ESTH	Alvarez, Orfa	4/2/99	Part Time	10,400	Hourly	10.00		
209500	Manhasset	MASS THR	Aumann,Mark	3/17/01	Commission	0			25%	
209500	Manhasset	MAKEUP	Blank,Besty	7/19/99	Part Time	7,800	Hourly	10.00		
209500	Manhasset	MASS THR	Boyadjian, Hagop	7/15/00	Commission	0			30%	
209500	Manhasset	FRONT DE	Casella, Valerie	1/27/01	Full Time	20,800	Hourly	10.00		
209500	Manhasset	LASER	Castellano,Barbara A	3/7/01	Part Time	39,000	Hourly	25.00		
209500	Manhasset	ESTH LD	Castillo, Myriam	1/6/97	Full Time	40,518	Hourly	19.48		
209500	Manhasset	ESTH	DePasquale,Linda	4/1/01	Part Time	18,720	Hourly	18.00		
209500	Manhasset	RCPTNST	Del Core, Christy E.	4/16/00	Part Time	12,480	Hourly	12.00		
209500	Manhasset	MASS THR	Dethomasis, Stacy	8/10/99	Commission	0			30%	
209500	Manhasset	ESTH	Finik, Bella	2/24/99	Part Time	10,400	Hourly	10.00		
209500	Manhasset	MASS THR	Foppiano, Daniel	2/12/99	Full Time	20,800	Hourly	10.00		
209500	Manhasset	RCPTNST	Gordon, Robin	11/26/00	Full Time	19,760	Hourly	9.50		
209500	Manhasset	ESTH	Gousetis, Pigi	10/9/98	Commission	0			28%	
209500	Manhasset	HOUSEKEE	Gudino, Mercedes	11/21/00	Full Time	20,800	Hourly	10.00		
209500	Manhasset	RCPTNST	Hansen, Jennifer	11/30/00	Part Time	11,440	Hourly	11.00		
209500	Manhasset	MASS THR	Hur, Ok	7/20/99	Commission	0			33%	
209500	Manhasset	RCPTNST	Kaye, Kori B.	10/10/99	Part Time	10,400	Hourly	10.00		
209500	Manhasset	HOUSEKEE	Loaiza, Juana	11/21/00	Full Time	20,800	Hourly	10.00		
209500	Manhasset	RCPTNST	Lokhandwala, Zuzar	11/24/98	Part Time	8,840	Hourly	8.50		
209500	Manhasset	MASS THR	McLarty, Jeanine	3/5/00	Commission	0			28%	
209500	Manhasset	ESTH	Neagu, Rodica	2/28/00	Commission	0			20%	
209500	Manhasset	ESTH	Ostrowska-Szczurek, Halina	5/22/00	Commission	0			25%	
209500	Manhasset	RCPTNST	Pavlidis, Artemis	11/28/00	Part Time	10,400	Hourly	10.00		
209500	Manhasset	SPA MGR	Pavlidis, Lidia	11/4/00	Full Time	62,000	Salary	2,384.62		

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
209500	Manhasset	MASS THR	Perovic, Kelli	4/20/99	Commission	0			30%	
209500	Manhasset	ESTH	Radulescu, Nicoleta	5/15/00	Full Time	26,000	Hourly	12.50		
209500	Manhasset	RCPTNST	Safier, Brian J.	11/24/00	Part Time	10,400	Hourly	10.00		
209500	Manhasset	RCPTNST	Sakhi, Elvira	11/22/99	Full Time	34,000	Salary	1,307.69		
209500	Manhasset	RCPTNST	Sanfilippo, Nicole B.	12/5/00	Part Time	9,880	Hourly	9.50		
209500	Manhasset	MASS THR	Sbar, Lizabeth A.	7/24/00	Commission	0			28%	
209500	Manhasset	NAILTECH	Sherin, Patricia A.	8/18/99	Full Time	20,800	Hourly	10.00		
209500	Manhasset	RCPTNST	Soto, Ana P.	12/15/00	Full Time	18,720	Hourly	9.00		
209500	Manhasset	RCPTNST	Van Dusen, Jill M.	10/12/00	Part Time	10,400	Hourly	10.00		
209500	Manhasset	ESTH	Velez, Luz S.	11/28/98	Full Time	29,120	Hourly	14.00	10%	
209500	Manhasset	MASS THR	Wright, Ann Marie	10/24/98	Commission	0			40%	
209500	Manhasset	MASS THR	Zeldin, Suzanne	1/4/01	Commission	0			30%	
210500	Newport Beach	LEAD EST	Ashraf, Aquila	12/29/98	Full Time	29,120	Hourly	14.00		
210500	Newport Beach	NAILTECH	Bot, Aurora	1/1/99	Full Time	20,800	Hourly	10.00	20%	
210500	Newport Beach	AST MGR	Byers, Melinda	12/17/00	Full Time	37,000	Salary	1,423.08		
210500	Newport Beach	FRONT DE	Cunningham,Melanie	4/13/01	Full Time	22,880	Hourly	11.00		
210500	Newport Beach	RCPTNST	Faridi, Angelina	2/22/01	Part Time	10,400	Hourly	10.00	10%	
210500	Newport Beach	MASS THR	Govel,Michelle Marie	3/8/01	Commission	0			30%	
210500	Newport Beach	MASS THR	Hinderleider, Julie	7/27/99	Full Time	14,560	Hourly	7.00		
210500	Newport Beach	ESTH / RECPT	Hood,Barbara	3/19/01	Full Time	20,800	Hourly	10.00	25%	
210500	Newport Beach	MASS THR	Jones, Wendy	2/19/99	Part Time	5,980	Hourly	5.75		
210500	Newport Beach	ESTH	Kim, Myong H.	10/26/00	Commission	0			30%	
210500	Newport Beach	MANAGER	Knox, Valerie	4/14/00	Full Time	44,000	Salary	1,692.31		
210500	Newport Beach	ATTENDAN	Palacios, Hallory	3/7/00	Full Time	17,680	Hourly	8.50		
210500	Newport Beach	MASS THR	Perisi, Nadia	2/9/01	Part Time	0			30%	
210500	Newport Beach	HOUSEKEE	Tejada, Maria C.	3/5/00	Part Time	8,840	Hourly	8.50		
210500	Newport Beach	RCPTNST	Trieu, Nancy H	2/5/01	Part Time	8,320	Hourly	8.00		
210500	Newport Beach	MASSDIR	Trufkin, Ivan	11/25/98	Full Time	20,000	Salary	769.23		
210500	Newport Beach	ESTH	Tuttle, Danielle	7/20/00	Commission	0			35%	
213000	Orlando	RCPTNST	Alicea, Yadira	2/28/01	Part Time	12,480	Hourly	8.00		
213000	Orlando	MASS THR	Anderson, Linda	1/21/01	On Call	0				$25

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
213000	Orlando	RCPTNST	Ballesteros, Elkin	11/28/00	Part Time	12,064	Hourly	8.00		
213000	Orlando	MASS THR	Barnes, Melissa	1/26/01	On Call	0				$25
213000	Orlando	RCPTNST	Barwick, Jessica	1/16/01	Part Time	6,656	Hourly	8.00		
213000	Orlando	RCPMASS	Beatty, Jonathan	1/14/01	On Call	0				$25
213000	Orlando	MASS THR	Bebermeyer, Kelly	12/27/00	On Call	0				$25
213000	Orlando	RCPTNST	Benham, Christine	1/14/01	On Call	0	Hourly	8.00		
213000	Orlando	RCPTNST	Black, James	3/1/01	Full Time	16,640	Hourly	8.00		
213000	Orlando	MASS THR	Brewster,Bonnie	3/10/01	On Call	0				$25
213000	Orlando	ESTH	Briggs, Mary A.	12/23/99	Part Time	20,280	Hourly	15.00		
213000	Orlando	ATTENDAN	Clayton, Sara	2/20/01	Part Time	10,400	Hourly	8.00		
213000	Orlando	NAILTECH	Coker, Mandy	8/31/00	Part Time	12,480	Hourly	15.00		$10
213000	Orlando	ATTENDAN	Coleman,Eric	3/5/01	Part Time	4,160	Hourly	8.00		
213000	Orlando	ESTH	Cornette, Jennifer L.	12/24/99	Part Time	17,160	Hourly	15.00		
213000	Orlando	SPA COOR	DeMarco, Aimee J.	8/9/99	Full Time	50,000	Salary	1,923.08		
213000	Orlando	MASS THR	DeMil, Andrew	1/26/01	On Call	0				$25
213000	Orlando	ESTHNAIL	Dunn, Helen B.	7/17/00	Part Time	15,600	Hourly	15.00		
213000	Orlando	ESTH	Durham,Kelly Ann	3/1/01	On Call	0				$15
213000	Orlando	ATTENDAN	Duvall,Jennifer Lea	3/9/01	Part Time	6,656	Hourly	8.00		
213000	Orlando	MASS THR	Foote, Denise	12/27/00	On Call	0				$25
213000	Orlando	MASS THR	Forza, Christl P.	12/22/99	Part Time	21,060	Hourly	15.00		
213000	Orlando	SCHSUP	Franco, Kristine	8/16/99	Full Time	22,048	Hourly	10.60		
213000	Orlando	ATTENDAN	Germosen, Anthony	3/1/01	Part Time	3,328	Hourly	8.00		
213000	Orlando	NAILTECH	Hanft, Leslie H.	3/3/00	Full Time	31,200	Hourly	15.00		
213000	Orlando	MASS THR	Herrera,Carlos	3/9/01	On Call	0				$25
213000	Orlando	MASS THR	Hewett, Amy J.	12/27/99	Part Time	20,280	Hourly	15.00		
213000	Orlando	MASS THR	Howe, Matthew	1/21/01	On Call	0				$25
213000	Orlando	ESTHMASS	Jenkins, Jennifer B.	12/23/99	On Call	0				$25
213000	Orlando	MASS THR	Kania, Andrew	1/25/01	On Call	0				$25
213000	Orlando	NAILTECH	Lemisch,Brandi E	3/20/01	Part Time	12,480	Hourly	15.00		$10
213000	Orlando	MASS THR	Lemus,Doris	2/27/01	On Call	0				$25
213000	Orlando	MASS THR	Macklin, Jennifer	1/26/01	On Call	0				$25

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
213000	Orlando	SPA MGR	Magliaro, Lisa A.	11/20/00	Full Time	60,000	Salary	2,307.69		
213000	Orlando	RCPTNST	Marotta, Danielle	1/20/01	Full Time	16,640	Hourly	8.00		
213000	Orlando	ATTENDAN	Martins, Tiago O.	4/10/00	Part Time	12,480	Hourly	8.00		
213000	Orlando	BTY HAIR	Matheus, Joan	5/24/00	Full Time	31,200	Hourly	15.00		
213000	Orlando	MASS THR	McDermott, Jane S.	12/27/99	Commission	0				$25
213000	Orlando	ESTHMASS	McRae, Kathryn R.	12/27/99	Part Time	12,480	Hourly	15.00		
213000	Orlando	MASS THR	Morton, Kristine L.	11/6/00	On Call	0				$15
213000	Orlando	ATTENDAN	Napiwocki, Keith L.	8/22/00	Part Time	12,480	Hourly	8.00		
213000	Orlando	RCPTNST	Nolin, Christine	2/4/01	Part Time	10,400	Hourly	8.00		
213000	Orlando	RCPTNST	Otero, Maileen Y.	6/26/00	On Call	0	Hourly	8.00		
213000	Orlando	MASS THR	Peltzer,Wanda	3/9/01	On Call	0				$25
213000	Orlando	SCHSUP	Perez, Carmen L.	12/27/99	Full Time	19,968	Hourly	9.60		
213000	Orlando	MASS THR	Rafkin, Kasha	11/6/00	On Call	0				$25
213000	Orlando	NAILTECH	Ramsey,Candi Cane	3/10/01	On Call	0				$15
213000	Orlando	MASS THR	Roach, Susan	2/13/01	On Call	0				$25
213000	Orlando	MASS THR	Schweizer,Kyra	3/9/01	On Call	0				$25
213000	Orlando	ESTH	Senatore, Karen	12/26/99	Part Time	19,500	Hourly	15.00		
213000	Orlando	MASS THR	Simara, Megan J.	12/22/99	On Call	0				$25
213000	Orlando	MASS THR	Smith, Paula L.	1/3/01	On Call	0				$25
213000	Orlando	NAILTECH	Sorenson,Sheri Lynn	3/9/01	On Call	0				
213000	Orlando	MASS THR	Stockman,Sandra	3/9/01	On Call	0				$25
213000	Orlando	SCHSUP	Thomas, Scott A.	8/22/00	Full Time	19,968	Hourly	9.60		
213000	Orlando	MASS THR	Thompson, Deborah Weiss	12/27/99	On Call	0				$25
213000	Orlando	NAILTECH	Thompson, Dorianne F.	11/18/00	Part Time	6,240	Hourly	15.00		
213000	Orlando	BTY HAIR	Touchette, MaryAnn	1/3/01	Part Time	7,800	Hourly	15.00		
213000	Orlando	MASS THR	Treible,Rhoda J.	3/9/01	On Call	0				$25
213000	Orlando	ATTENDAN	Vega, Diana C.	8/16/99	Part Time	12,948	Hourly	8.30		
213000	Orlando	MKTING	Verrochi, Marisa	11/27/00	Full Time	25,000	Salary	961.54		
213000	Orlando	MASS THR	Williams, Christopher	1/25/01	On Call	0				$25
213000	Orlando	NAILTECH	Wolf, Tanya	1/21/01	On Call	0				$15
213000	Orlando	MASS THR	Zielinski Jr., Michael J.	3/1/01	On Call	0				$25

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
215000	57th Street	CTCHKR	Acevedo, Milagros	11/11/00	Full Time	20,800	Hourly	10.00		
215000	57th Street	HOUSEKEE	Betancourt, Nancy A.	11/24/00	Part Time	10,400	Hourly	10.00		
215000	57th Street	MASS THR	Bilic-Miljkovic, Melina	10/31/00	Commission	0			30%	
215000	57th Street	ESTH	Boulii, Tatiana V.	11/7/00	Commission	0			33%	
215000	57th Street	SCHEDUL	Brito, Carmen J.	10/16/00	Full Time	28,080	Hourly	13.50		
215000	57th Street	NAILTECH	Bronshteyn, Frima	10/22/00	Part Time	20,679	Hourly	16.57		
215000	57th Street	NAILTECH	Carlson, Colleen M.	9/21/00	Full Time	35,360	Hourly	17.00	10%	
215000	57th Street	HOUSEKEE	Castillo-Fernandez,Leticia	4/2/01	Full Time	18,720	Hourly	9.00		
215000	57th Street	FLRCOOR	Conde, Nancy	1/22/01	Full Time	55,000	Salary	2,115.39		
215000	57th Street	LAUNDRY	Cortorreal, Jeannette A.	11/17/00	Part Time	7,280	Hourly	7.00		
215000	57th Street	LAUNDRY	Cortorreal, Mildred M.	11/17/00	Part Time	7,280	Hourly	7.00		
215000	57th Street	MASS MGR	Gabovich, Alexander A	3/12/01	Full Time	62,400	Hourly	30.00		
215000	57th Street	ESTH	Johnson,Kaelen Harwell	3/2/01	Part Time	13,260	Hourly	17.00		
215000	57th Street	MANAGER	Knowles, Milana	8/28/00	Full Time	85,000	Salary	3,269.23		
215000	57th Street	HOUSEKEE	Kotani, Ran	11/4/00	Part Time	10,400	Hourly	10.00		
215000	57th Street	ESTH	Kushnir, Sima	10/23/00	Part Time	22,295	Salary	171.50		
215000	57th Street	SCHEDUL	Leon,Martha A	3/22/01	Part Time	8,320	Hourly	8.00		
215000	57th Street	ESTH	Leonte, Lavinia	8/23/00	Commission	0			38%	
215000	57th Street	ESTH	Luvish,Natasha	2/26/01	Part Time	13,000	Hourly	12.50		
215000	57th Street	RCPTNST	Mejia,Mildred	2/26/01	Part Time	13,520	Hourly	13.00		
215000	57th Street	FRONT DE	Miladinov,Sandra	3/26/01	Part Time	9,360	Hourly	9.00		
215000	57th Street	HOUSEKEE	Nunez, Ylda M.	11/14/00	Part Time	10,400	Hourly	10.00		
215000	57th Street	LASER	Parrilla,Claudia Marie	2/26/01	Full Time	37,440	Hourly	18.00		
215000	57th Street	ESTH	Pniewska, Zofia	10/23/00	Commission	0			36%	
215000	57th Street	MASS THR	Rapp, Michael D.	10/16/00	Commission	0			34%	
215000	57th Street	SECURITY	Samir, Benhamdane	10/15/00	Full Time	22,880	Hourly	11.00		
215000	57th Street	MASS THR	Siegel, Linda	1/20/01	Commission	0			30%	
215000	57th Street	RCPTNST	Simmons,Tahlisa	2/22/01	Part Time		Hourly	12.00		
215000	57th Street	NAILTECH	Vasquez, Glenys A.	11/8/00	Part Time	21,840	Hourly	14.00		
215000	57th Street	RCPTNST	Vela, Lisa Marie	11/24/00	Full Time	20,800	Hourly	10.00		
215000	57th Street	MAINT	Zagorin, Marat	10/24/00	Part Time	24,750	Hourly	14.00		

Census as of April 23, 2001

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
215000	57th Street	NAILTECH	Zalewski, Jadwiga	11/8/00	Part Time	19,604	Hourly	13.00	10%	
215500	Birmingham	ESTH	Amick, Fredia G.	10/2/99	Full Time	12,480	Hourly	12.00		
215500	Birmingham	CL COORD	Annello, Carmen	12/12/00	Full Time	16,640	Hourly	8.00		
215500	Birmingham	RCPTNST	Averette, Tanya L.	9/19/00	Full Time	17,680	Hourly	8.50		
215500	Birmingham	CONCIERG	Baker,Brooke	4/5/01	Full Time	15,600	Hourly	7.50		
215500	Birmingham	DIR OPS	Basseghi, Tammie	1/8/01	Full Time	29,500	Salary	1,134.62		
215500	Birmingham	ESTH	Carlson,Sandra A	3/10/01	Part Time	13,000	Hourly	12.50		
215500	Birmingham	MASS THR	Davis, Richard N.	6/22/99	Commission	0			30%	
215500	Birmingham	MASS THR	Fletcher, Stephen M.	5/25/00	Commission	0			40%	
215500	Birmingham	MASS THR	Grube, Carmen M.	1/3/00	Commission	0			40%	
215500	Birmingham	ATTENDAN	Hallman, Anna R.	10/10/00	Full Time	16,640	Hourly	8.00		
215500	Birmingham	MASS THR	Harvey, Nechia S.	5/11/99	Commission	0			30%	
215500	Birmingham	NAILTECH	Hendking, Akilah S.	11/22/99	Commission	0			40%	
215500	Birmingham	HOUSEKEE	Holliday, Lisa	12/7/00	Full Time	14,560	Hourly	7.00		
215500	Birmingham	CL COORD	Howze, Kourtney J.	2/27/01	Part Time	7,800	Hourly	7.50		
215500	Birmingham	RETAIL	Hunt, Kimberlee T.	2/15/00	Full Time	18,720	Hourly	9.00		
215500	Birmingham	NAILTECH	Ioshpa, Polina Y.	5/16/95	Commission	0			45%	
215500	Birmingham	MASS THR	Ismail, Susan J.	3/1/00	Commission	0			40%	
215500	Birmingham	CL COORD	Jacobs, Kristen D.	2/29/00	Part Time	8,320	Hourly	8.00		
215500	Birmingham	ESTH	Jared,Meghan H	3/10/01	Full Time	26,000	Hourly	12.50		
215500	Birmingham	ESTHNAIL	Khedekar, Suvarna R.	1/28/97	Part Time	14,560	Hourly	14.00		
215500	Birmingham	MKTINGM	Klocke, Katherine R.	11/23/98	Full Time	31,500	Salary	1,211.54		
215500	Birmingham	ATTENDAN	McNair,April	3/13/01	Full Time	14,560	Hourly	7.00		
215500	Birmingham	MAKEUP	McWhorter, Brigitte	9/19/00	Full Time	18,720	Hourly	9.00		
215500	Birmingham	CL COORD	Milam, Rebecca D.	9/5/00	Full Time	18,720	Hourly	9.00		
215500	Birmingham	CL COORD	Parris, Jessica B.	7/10/00	Part Time	12,480	Hourly	8.00		
215500	Birmingham	CL COORD	Pennington,Andrea L	3/12/01	Full Time	16,640	Hourly	8.00		
215500	Birmingham	CONCIERG	Phillips,Lynn D	4/16/01	Part Time	6,240	Hourly	80.00		
215500	Birmingham	LAUNDRY	Plyer, Patricia G.	11/1/99	Part Time	9,360	Hourly	9.00		
215500	Birmingham	ESTH	Popov, Olga	11/21/00	Full Time	34,320	Hourly	16.50		
215500	Birmingham	BKEEPER	Rainey, Terri A.	11/28/00	Full Time	25,480	Hourly	12.25		

Dept #	Location	Job Title	Name	Hire Date	EE Type	Annual Salary	Rate Type	Rate 1 Amt	Service %	Service $
215500	Birmingham	NAILTECH	Robinson, Donna H.	11/30/98	Commission	0			40%	
215500	Birmingham	MASS THR	Ryan, Lori P.	6/20/00	Commission	0			40%	
215500	Birmingham	ESTH	Saavedra, Beverly J.	8/18/98	Part Time	11,440	Hourly	11.00		
215500	Birmingham	NAILTECH	Tavel, Deetra A.	9/16/99	Commission	0			40%	
215500	Birmingham	MAKEUP	Vizzina, Patricia H.	1/6/97	Part Time	10,400	Hourly	10.00		
215500	Birmingham	MANAGER	Walls, Jaqueline E.	7/1/99	Full Time	70,000	Salary	2,692.31		
215500	Birmingham	NAILTECH	Zaveri, Falguni A.	3/3/98	Commission	0			45%	
215500	Birmingham	NAILTECH	Zhuravlev, Lyudmila	6/2/97	Commission	0			45%	
			TOTAL			5,644,422				

Schedule 4.26(c)

List of Employee Benefit Plans

1. Health and Dental Insurance administered by United Health Care Systems of Pennsylvania, Inc. d/b/a The Health Maintenance Organization of Pennsylvania, Inc. d/b/a AETNA U.S. Healthcare d/b/a AETNA U.S. Healthcare (Pennsylvania)

2. ADP Prototype 401(k) Plan (attached to Schedule 4.26(e)) administrated by Automatic Data Processing, as Trustee.

Schedule 4.26(e)

Pensions Plans

ADP Prototype 401(k) Plan (attached hereto) administrated by Automatic Data Processing. as Trustee

ADP Prototype Plan **Administrative Services Agreement**

AGREEMENT date: November 30, 1999 (Date / Month / Year) between GH Day Spas, Inc

with offices at 7 East Skippack Pike, Ambler, PA 19002 (the "Client") and ADP, Inc. ("ADP") with its principal executive offices located at One ADP Boulevard, Roseland, New Jersey 07068.

This Agreement sets forth an agreement between the Client and ADP by which ADP will provide administrative services (the "Services"), as described in this Agreement and in Chapter 1 of the Administration Manual, to the Client, in connection with the Client's sponsorship of the ADP, Inc. Prototype 401(k) Plan or the ADP, Inc. Prototype Profit Sharing Plan, as applicable (the "Plan"). In addition to describing the Services in Chapter 1, the Administration Manual provided by ADP to Client contains certain key administrative rules for the administration of the Plan by Client in its remaining Chapters (collectively the "Administration Manual"). The Administration Manual may be amended from time to time as ADP may reasonably determine is required and appropriate. The Plan shall be administered in accordance with its terms and the terms of the Administration Manual; Client and/or the Client's Administrative Committee may not adopt rules or procedures that conflict with the Administration Manual. Unless otherwise specifically indicated herein, all terms used in this Agreement shall have the same meaning as when used in the Plan.

Client and ADP agree as follows:

1. TERMS OF AGREEMENT

A. The Effective Date of this Agreement is the later of (i) the date the Agreement is executed by a duly authorized representative of ADP and (ii) the date the installation fee has been received by same.

B. This Agreement will continue in effect until the earlier of (i) the date the Client terminates the Plan or merges the Plan into another plan, (ii) the date the Client leaves the prototype program sponsored by Automatic Data Processing Federal Credit Union (the "Sponsor"), (iii) the date the Sponsor abandons the Plan, or (iv) the date this Agreement is terminated by ADP in accordance with the provisions of this Agreement.

C. Both Client and ADP acknowledge and agree that continuing obligations under this Agreement, including, but not limited to those obligations relating to indemnification and confidentiality, shall survive the termination of this Agreement.

D. Any references to days hereunder shall mean business days, i.e., days on which the New York Stock Exchange is open.

2. THE ADMINISTRATIVE SERVICES

Subject to the terms and conditions of this Agreement, ADP agrees to provide Client with any and all of the Services covered by this Agreement which Client may, from time to time during the term of this Agreement, request ADP provide to it.

3. FEES AND EXPENSES PAYABLE BY CLIENT OR THE TRUST

A. Unless otherwise indicated on the Price Schedule, Client will pay to ADP all fees specified therein. Client agrees to pay ADP for the Services not specifically covered by the Price Schedule at ADP's then prevailing prices for such Services. In the event Client fails to remit such fees within ten (10) days from the date of invoice for any reason (including, but not limited to, bankruptcy or Plan termination), ADP reserves the right, without additional notice, to charge the same against the Plan Trust, in a reasonable and consistent manner. In such instances, Client will be notified by ADP that the Plan Trust has been charged and that Client will be liable for any and all expenses ADP may incur, including interest to the maximum allowed by law, and reasonable attorney fees, in taking action to collect any amounts due ADP hereunder. Notwithstanding the foregoing, Client shall direct the Trustee to pay ADP the charges set forth on the Price Schedule for the Services described in this Agreement directly on a monthly basis from the Plan Trust in accordance with the procedures set forth by ADP.

B. Between the time when amounts contributed by Client pursuant to the terms of the Plan are impounded by ADP and the time when it is determined that it is administratively feasible to transfer the funds to the Trustee, any income earned on the impounded funds shall be for the benefit, and the sole property of, and additional compensation to, ADP.

C. After the expiration of the six (6) month period beginning on the date this Agreement is accepted by Client, ADP retains the right to amend the Price Schedule prospectively upon thirty (30) days' written notice to Client provided such increase is part of a general price change by ADP to its clients for affected items.

D. Effective with Client's execution of this Agreement, the one-time plan installation fee is due and payable. Unless other terms are negotiated by Client with ADP, ADP will not commence work until an executed copy of this Agreement is received and the plan installation fee is paid in full. Should ADP, in its discretion, commence Services on behalf of Client prior to the Effective Date, Client will pay to ADP all fees and expenses as are specified herein. ADP will charge an additional installation fee if other plans and/or assets, as approved by ADP, are merged into the Plan. The additional fee will be determined after receipt of all relevant data.

E. Client specifically acknowledges and agrees that the fees and expenses as itemized in this Agreement are based upon Client's compliance with all practices and procedures set forth and described in any written directions (including, but not limited to, the Administration Manual) provided by ADP. To the extent Client deviates from such practices and procedures, Client will be responsible for additional fees payable to ADP as determined by ADP at an hourly rate.

F. There shall be added to all payments hereunder amounts equal to any applicable taxes levied or based on this Agreement or the Services provided hereunder, exclusive of taxes based on ADP's net income.

G. Client may direct the Trustee to pay charges, including charges other than those set forth on the Price Schedule, from the Plan Trust; provided that prior to first giving any such direction the Client notifies ADP and receives the consent of ADP to such direction.

4. AUTHORIZATION OF CLIENT'S BANK

Client agrees to deposit sufficient good funds each payroll period in its designated Demand Deposit Account to cover the Participant Contributions (including loan repayments) and Employer Contributions, if applicable, to be made for the payroll period. ADP agrees to transmit the amount of such contributions to the Trust. In order to enable ADP to transmit the applicable Participant and/or Employer Contributions to the Plan Trust and to receive certain of the other Services offered by ADP from time to time, Client agrees to execute certain additional documents (including, without limitation, a Client Account Agreement authorizing ADP to initiate the necessary transfers from Client's designated Demand Deposit Account).

5. COMMUNICATION LINES

It is understood and agreed that Client shall be exclusively responsible for and shall pay all installation, monthly and other charges relating to the installation and use of communications lines, if any, in connection with the Services. ADP shall not be responsible for the reliability or continued availability of any communications lines used by Client in accessing the Services.

6. CONVERSION TO THE SERVICES

ADP shall, to the extent applicable, convert the applicable Client files, databases and other information necessary for Client to use the Services (the "Client Files") to the ADP system within a reasonable period of time. Client agrees to cooperate with ADP and to provide ADP with all necessary information and assistance required by ADP to successfully convert the Client Files. Client will assign a liaison person to assist and cooperate with ADP in such conversion. ADP shall, to the extent applicable, determine in accordance with its normal acceptance procedures when the applicable Client Files have been successfully converted and when the Services selected by Client are operational and available for Client's use.

Plans with existing assets are subject to a transition period called the Reconciliation Period. During the Reconciliation Period, Participant records are transferred from the prior recordkeeper to ADP and plan assets are transferred from the prior trustee to Trustee, which transfer may involve the physical transfer of assets from one investment manager to another investment manger. All prior plan assets must be liquidated and wired to Trustee as of a conversion date, unless the assets already reside at Trustee; provided, however, that if the assets already reside at Trustee, it may be necessary to physically transfer assets from one investment manager to another investment manager. The duration of the Reconciliation Period will extend from the point that the assets are received by Trustee through the date that all records are received, reconciled to prior plan assets and established on the ADP Recordkeeping System. Client is responsible for ensuring the prior recordkeeper perform a final valuation through the conversion date and, if later, the date that assets are moved to Trustee and that all required Participant account and census information, as well as any other required plan material pursuant to the implementation guidelines (e.g., the current plan document) is transmitted completely and accurately in an acceptable format to ADP.

During the Reconciliation Period, Participants may not take withdrawals nor request investment changes among the Plan investment options. Contribution deposits will be invested directly into the participant designated investment portfolios and loan repayment deposits, if applicable, will be temporarily suspended, pending establishment of the loan records on the ADP Recordkeeping System. ADP can not and will not guarantee the duration of the Reconciliation Period. Prior plan assets will be invested in a short-term interest- bearing account during the Reconciliation Period, unless another arrangement is pre-approved by ADP and agreed to in writing between Client and ADP.

7. QUALIFIED PLAN COMPLIANCE; COMPLIANCE WITH LAWS AND GOVERNMENTAL REGULATIONS IN EFFECT AT THE TIME THE RECORDKEEPING OR OTHER RELATED SERVICES ARE PERFORMED

A. ADP will perform the qualified plan compliance services as indicated in the Administration Manual provided the requisite data, as outlined in the Administration Manual and as requested from time to time, has been supplied in a complete, accurate and timely manner.

B. All qualified plan compliance work not covered in this Agreement and the Administration Manual is the responsibility of Client. ADP has no responsibility for any qualified plan compliance work beyond the scope of this Agreement. Additional consulting work agreed to by Client and ADP shall be charged at an hourly rate to be determined by ADP. All qualified plan compliance work performed by ADP is contingent upon receipt by ADP from the Plan Administrator of complete and accurate census and any other data as requested from time to time by ADP as set forth in the Administration Manual.

C. ADP will not be responsible for the tax-qualified status of the Plan, nor, except as otherwise expressly provided for hereunder, for payment of any federal, state or other taxes or penalties which may be charged against the Plan or other parties to the Plan. ADP will not be responsible for filing notices of any taxable or otherwise reportable events as defined under applicable law.

D. Except as indicated herein, Client shall be responsible for (i) the compliance with laws and governmental regulations, (including, but not limited to, all federal, state and/or local tax requirements and as indicated in the Administration Manual), (ii) the investment of the funds contributed to the Plan Trust, (iii) for any use it may make of the Services to assist it in complying with such laws and governmental regulations and (iv) determining if its contributions to the Plan are substantial and recurring if Client sponsors the ADP, Inc. Prototype Profit Sharing Plan. ADP shall not have any responsibility relating to Client's obligations as indicated in the Administration Manual (including, without limitation, advising Client of Client's responsibilities in complying with any laws or governmental regulations affecting Client's business). In elaboration of the foregoing, Client's responsibilities described under this section include, but are not limited to:

(1) determining whether Client is a member of a controlled group under Internal Revenue Code (the "Code") Sections 414(b) and 414(c) or a member of an Affiliated Service Group under Section 414(m);

(2) ensuring that all contributions are segregated from the general assets of the Client and received by the Trust under the Plan in accordance with the Department of Labor's plan asset regulations;

(3) ensuring that any Elective Deferrals, if applicable, and other contributions made to the Plan, when aggregated with any contribution to other qualified plans maintained by Client, or any member of the Client's controlled group, is within the limitations permitted under the Code including without limitation Code Sections 410(b), 415, 416, and if Client sponsors the ADP Prototype 401(k) Plan, Code Section 402(g).

(4) ensuring that Employer Contributions to the Plan, if any, do not exceed the amount deductible under Code Section 404; and

(5) making any necessary adjustments, including without limitation, top heavy vesting and top heavy contributions; 415 adjustments; adjustments required by failure to follow the terms of the Plan; and, if Client sponsors the ADP Prototype 401(k) Plan, adjustments to Actual Deferral Percentages and Actual Contribution Percentages under the Plan so that the Plan is in compliance with the requirements of Code Sections 401(k)and 401(m).

E. In no event shall Client rely solely on its use of the Services under this Agreement in complying with any laws and governmental regulations. In particular, Client acknowledges and agrees that ADP does not have any obligation, responsibility or liability to cause the offer and/or sale by Client and Trustee of any permissible Plan investments to Client's employees to comply with the applicable federal and state securities laws and the rules and regulations promulgated thereunder.

8. OWNERSHIP, LICENSES, CONFIDENTIALITY AND NONDISCLOSURE

A. Client acknowledges that all computer programs and related documentation made available, directly or indirectly, by ADP to Client as part of the Services (the "ADP Products") are the exclusive and confidential property of ADP or the third parties from whom ADP has secured the right to use such computer programs and documentation. ADP and the third parties referred to in the immediately preceding sentence shall retain all rights and titles, to the extent of their respective interests, to all copyrights, trademarks, service marks, trade secrets and other proprietary rights in the applicable logo product names, ADP Products and Services.

B. A personal, non-exclusive, non-transferable right and license is being granted to Client to use solely in connection with the Services any application programs included in the ADP Products (the "Software") which are delivered to Client as part of the Services. Client shall not have any interest in the Software, except for the license granted it under this Agreement.

C. Client shall receive all improvements, enhancements, modifications and updates to any Software which are delivered to Client as part of the Services if and as they are made available by ADP, at no cost, generally to its clients. All such improvements, enhancements, modifications and updates shall be delivered to Client in the form of a computer media which media shall be provided to Client by ADP and shall be installed by Client. Client shall immediately install any such media after its receipt from ADP.

D. Client may make one copy of each diskette or other media (other than those which include mechanisms to limit or inhibit copying and are marked "copy protected") on which the Software is contained for Client's backup or archival purpose in support of Client's use of the Services. Except as set forth in the immediately preceding sentence, Client shall not copy in whole or in part, any of the ADP Products (including the Software) or related documentation.

E. CLIENT WILL NOT MAKE ANY ALTERATION, CHANGE OR MODIFICATION TO ANY OF THE ADP PRODUCTS (INCLUDING THE SOFTWARE) OR TO ANY OF THE ADP SUPPORTED FILES USED BY ADP IN CONNECTION WITH PROVIDING THE SERVICES TO CLIENT. CLIENT MAY NOT RECOMPILE, DECOMPILE, DISASSEMBLE, REVERSE ENGINEER, OR MAKE, OR DISTRIBUTE ANY OTHER FORM OF, OR ANY DERIVATIVE WORK FROM, THE ADP PRODUCTS (INCLUDING THE SOFTWARE) AND/OR THE SERVICES.

F. Client shall treat as confidential and will not disclose or otherwise make available any of the ADP Products or any trade secrets, processes, proprietary data, information or documentation related thereto including, without limitation, any flow charts, logic diagrams or source codes (collectively the "Confidential Information"), in any form, to any person other than employees of Client. Client will instruct its employees who have access to the Confidential Information to keep the same confidential by using the same care and discretion that Client uses with respect to its own confidential property and trade secrets. Upon the termination of this Agreement for any reason, Client shall return to ADP any and all copies of Confidential Information which are in its possession.

9. RETURN OF SOFTWARE

Immediately after the termination of this Agreement or the cancellation of any license or sublicense granted hereunder for Software, if any, Client shall deliver and return to ADP all copies of the affected Software, and related documentation (if any) in Client's possession.

10. CONFIDENTIALITY; FILE SECURITY; RETENTION

A. ADP shall treat as confidential any Client Files or other information provided by Client to ADP for use in connection with the Services under the Agreement and identified by Client, in writing, as confidential information. ADP will not, without written authorization by Client, disclose or otherwise make available such confidential information to any person other than Trustee or employees, agents or other representatives of ADP with a need-to-know. ADP will instruct its employees and the Trustee who have access to Client Files to keep the same confidential by using the same care and discretion that ADP, or Trustee, uses with respect to its own confidential property and trade secrets. Notwithstanding anything contained herein, ADP may disclose confidential information to the entity, if any, which marketed the product to the Client, provided such entity has agreed in writing to keep such information confidential. Such confidential information shall remain the exclusive and confidential property of Client. However, Client acknowledges and agrees that ADP may disclose Client Files that may otherwise be considered confidential as required by law and that such disclosure shall not be considered a violation of this Agreement.

B. ADP shall provide reasonable security provisions to insure that third parties do not have access to Client Files. ADP reserves the right to issue and change regulations and procedures from time to time to improve file security.

C. ADP shall take reasonable precautions to prevent the loss of or alteration of Client Files, but ADP makes no guarantee against such loss or alteration. Accordingly, Client, to the extent it deems necessary, shall maintain copies of all documents delivered to ADP. Furthermore, Client will maintain a procedure external to the ADP system for the reconstruction of lost or altered Client Files.

D. ADP shall retain Client Files in its possession as required by applicable law or regulation. ADP will dispose of Client Files in any manner it deems appropriate. However, if Client requests that Client Files be returned to it, ADP will provide Client with Client Files in a standard ADP format and at ADP's then standard rates for such format. Notwithstanding the foregoing, ADP shall not be obligated to provide Client with Client Files unless ADP has received payment for all Services rendered pursuant to this Agreement.

E. ADP may use Client Files to compile statistical data in which Client Files are not identifiable. Such statistical data shall be the sole and absolute property of ADP and ADP shall have the sole right to use, sell and distribute such statistical data.

11. DEFAULT OF CLIENT; REMEDIES UPON DEFAULT

Should Client (a) default in the payment of any sum due under this Agreement, (b) default in the performance of any of its other obligations under this Agreement, (c) no longer be a payroll services client of ADP, or, with respect to non-payroll services clients of ADP, fail to use data collector software provided by ADP, (d) amend the Plan, in such a manner to cause it to be deemed to have adopted an individually designed plan, (e) adopt a plan other than the Plan or amend the Plan in such a manner not to cause it to be deemed to have adopted an individually designed plan but that impairs the ability of ADP to effectively perform its duties under this Agreement, (f) adopt any administrative rules or procedures inconsistent with the Administration Manual, or (g) commit an act of bankruptcy or become the subject of any proceeding under the Bankruptcy Code or become insolvent, or if any substantial part of Client's property becomes subject to any levy, seizure, assignment, application or sale for or by any creditor or governmental agency, or if the trust agreement between Client and Trustee is terminated and Client does not enter into a trust agreement with a successor Trustee acceptable to ADP, then, in any such event, ADP, at its option, may, upon written notice thereof (i) terminate this Agreement, (ii) declare all amounts due and to become due immediately due and payable, and (iii) whether or not this Agreement is terminated, take immediate possession of any Software, wherever situated, and for such purpose enter upon any premises without liability for so doing. The remedies contained in this paragraph are cumulative and in addition to all other rights and remedies available to ADP under this Agreement, by operation of law or otherwise.

12. LIMITATION OF ADP'S LIABILITY

Except as herein provided in this Section 12, which sets forth the full extent of ADP's liability under this Agreement, ADP shall not be subject to any liability (monetary or otherwise) and Client and any third party shall not be entitled to any remedial relief for ADP's conduct under this Agreement.

A. ADP's obligations and responsibilities under this Agreement are governed solely by the provisions of this Agreement.

B. ADP is obligated to provide Services under this Agreement only to the extent that such Services pertain to the Plan. In no circumstances is ADP obligated, in any manner, to provide Services or other assistance to Client in relation to any other plan, qualified or nonqualified, maintained by Client.

C. ADP is not required, under the terms of this Agreement, to review any action of Client or committee appointed to administer the Plan (the "Committee"). Furthermore, ADP will not incur any liability by taking, permitting, or omitting any actions on the basis of any action by Client or Committee or for carrying out the directions of Client or Committee.

D. ADP's sole liability to Client or any third party for claims arising out of errors or omissions by ADP under the terms of this Agreement, regardless of the form of such claims (e.g., contract, negligence or otherwise), shall be to address and resolve Client's complaint with respect to the alleged errors or omissions. Client shall not be entitled to monetary damages for the claims described in the immediately preceding sentence but shall be entitled to a correct report or the correct data.

E. Subject to any further limitations otherwise contained herein, ADP shall not be liable for any delay or failure to perform under this Agreement resulting, directly or indirectly, from any cause beyond the reasonable control of ADP. In case of errors or lost data caused by power failure, mechanical difficulties with information storage and retrieval systems, or other events not attributable to its own gross negligence or willful misconduct, ADP's sole obligation will be to use its reasonable efforts to reconstruct any records maintained by ADP and to amend any reports prepared by it which may have been affected by such event, at its own expense. Performance by ADP of its obligations under this Agreement is subject to appropriate adjustment and extension of time in the event of strike, fire, war, insurrection, riot, electrical failure or any other event that would constitute force majeure under New York law, or in the event of a circumstance beyond ADP's control.

F. ADP's sole liability under this Agreement for money damages resulting from claims made by Client arising from or related to the fraudulent or dishonest acts or omissions of ADP's officers, employees or agents in transferring contributions under the Plan to the Trustee shall be limited to the loss of funds caused solely by such fraudulent or dishonest acts or omissions.

G. Except as otherwise set forth in Paragraphs 12F and 12H, ADP shall not have any monetary liability under this Agreement for any damages resulting from claims made by Client or any third party arising from or related to any and all causes covered by Paragraphs 12A, 12B, 12C, 12D, 12E, 12F, 12H, 12I and 12J. ADP's sole liability under this Agreement for damages (monetary or otherwise) resulting from claims made by Client or any third party arising from or related to any and all causes not covered by Paragraphs 12A, 12B, 12C, 12D, 12E, 12F, 12H, 12I and 12J shall be limited to the lesser of either (x) the amount of the actual damages incurred by Client or (y) the amount which will not exceed the average month's service fee paid by Client to ADP during the one year preceding the month in which the damage or injury is alleged to have occurred, or such lesser number of months if Client has not received the Services under this Agreement for at least one year.

H. ADP SHALL NOT BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES WHICH CLIENT OR ANY THIRD PARTY MAY INCUR OR EXPERIENCE ON ACCOUNT OF ENTERING INTO OR RELYING ON THIS AGREEMENT, EVEN IF ADP HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

I. ADP is entitled to rely upon the accuracy of all information supplied by Client and will not be responsible for errors, delays, or additional costs resulting from the receipt of incomplete, inaccurate or untimely information, or information provided in an unacceptable format or media, from Client, Client's agents, Client's representatives or Trustee. In the event that Client supplies incorrect information to ADP, ADP's sole responsibility shall be to use reasonable efforts to correct any resulting errors in the reports or data it has prepared for Client. Such services shall be treated as additional services provided under this Agreement and shall entitle ADP to remuneration in accordance with ADP's then prevailing prices for such services.

J. In the event that Client has an existing tax-qualified plan, ADP shall have no liability for any losses attributable to any discrepancy between assets in Client's plan immediately prior to the conversion to the Plan, and assets actually transferred to the Plan, and in the event there is a subsequent transfer of assets, there shall be no obligation by ADP to make any adjustments to the amount of funds transferred.

K. Unless Client reports any alleged error or omission arising under this Agreement to ADP within 90 days of the receipt of the report or summary in which such alleged error or omission occurred, Client shall not be entitled to any remedial relief for ADP's conduct under this Agreement with respect to such alleged error or omission.

13. INDEMNIFICATION

Client shall indemnify and hold harmless ADP and its employees, agents, and/or subcontractors from and against any loss, damage, liability, claim, cost, and expense, including reasonable legal fees, which it incurs by reason of this Agreement unless resulting from the gross negligence or willful misconduct of ADP or its employees, agents, or subcontractors.

14. SUCCESSORS AND ASSIGNS

A. Client may not assign this Agreement, in whole or in part, without the prior written consent of ADP, and any attempt by Client to assign any of its rights, duties, or obligations which arise under this Agreement without such consent will be void.

B. ADP may designate any agent or subcontractor, without notice to, or the consent of Client, the obligation to perform such tasks and functions to complete any recordkeeping and related services. However, nothing in the preceding sentence shall relieve ADP from responsibility for performance of its duties under the terms of the Agreement.

15. STATUS OF ADP

A. CLIENT EXPRESSLY ACKNOWLEDGES THAT ADP IS NOT THE "ADMINISTRATOR" OR "PLAN ADMINISTRATOR" AS DEFINED IN SECTION 3(16)(A) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA") AND IN SECTION 414(g) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED ("CODE"), RESPECTIVELY, NOR IS ADP A "FIDUCIARY" WITHIN THE MEANING OF ERISA SECTION 3(21). ADP SHALL NOT EXERCISE ANY DISCRETIONARY AUTHORITY OR DISCRETIONARY CONTROL RESPECTING MANAGEMENT OF THE PLAN OR MANAGEMENT OR DISPOSITION OF PLAN ASSETS. ADP SHALL NOT RENDER INVESTMENT ADVICE FOR A FEE OR OTHER COMPENSATION, DIRECT OR INDIRECT, WITH RESPECT TO ANY MONEYS OR OTHER PROPERTY OF THE PLAN, NOR DOES ADP HAVE ANY AUTHORITY OR RESPONSIBILITY TO DO SO. ADP HAS NO DISCRETIONARY AUTHORITY OR DISCRETIONARY

RESPONSIBILITY IN THE ADMINISTRATION OF THE PLAN.

B. CLIENT ACKNOWLEDGES THAT ADP ADVISED IT TO CONSULT AND THAT IT HAS CONSULTED, TO THE EXTENT CLIENT CONSIDERED NECESSARY, WITH ITS LEGAL AND TAX ADVISORS.

C. The parties further acknowledge and agree that ADP will not be deemed to be providing legal, investment, or tax advice to Client as a result of the ministerial duties undertaken by ADP as contemplated herein.

16. **AMENDMENT: ENTIRE AGREEMENT**

A. This Agreement will not be subject to modification except in writing signed by both ADP and Client. In this regard, ADP will not accept nor be bound by any purported modification, which is not in writing and executed by a duly authorized representative of ADP.

B. Client acknowledges that it has not been induced to enter into this Agreement by any representation or warranty not set forth in this Agreement. Client acknowledges that there are no agreements or understandings, either written or oral, between itself and ADP with respect to Services contemplated to be rendered hereunder and that this Agreement, including the attached exhibits, supersedes all existing agreements or understandings and constitutes the entire agreement between the parties concerning its subject matter.

17. **SEVERABILITY**

In case any provision of this Agreement (or any portion thereof) is held to be or becomes invalid, illegal or unenforceable in certain circumstances, the validity, legality or enforceability of the remaining provisions of this Agreement, or of such provision in other circumstances, shall not in any way be affected or impaired thereby.

18. **LEGAL FEES**

In the event of any action or proceeding between the parties, whether by suit, arbitration or otherwise, as to their obligations and rights under this Agreement, the prevailing party shall be entitled to all costs incurred in connection therewith, including reasonable legal fees.

19. **NOTICE**

Any notice under this Agreement shall be given in writing by certified mail, return receipt requested, to the applicable address set forth in the preamble of this Agreement.

20. **DISCLAIMER**

In the event that Client retains a third party service provider to provide additional services not covered by the Agreement, Client disclaims any right to sue ADP, its directors, officers, employees and any affiliate for any losses sustained by Client, or the Plan, as a result of any act or failure to act, by such third party service provider (including, but not limited to, any negligence or willful misconduct) and Client's sole remedy under such circumstances shall be to proceed against such third party service provider.

21. **HEADINGS**

The headings in this Agreement are intended for convenience of reference and shall not affect its interpretation.

22. **THIRD PARTY BENEFICIARIES**

No employee, agent or other person associated with Client is intended to be a third party beneficiary under the terms of this Agreement.

23. **VOICE RESPONSE SYSTEM**

Participants will be permitted to initiate certain transactions via the ADP Voice Response System, as described in the Administration Manual. Client hereby authorizes ADP to act upon such instructions in a ministerial capacity without question, and, subject to Section 12 of this Agreement, fully indemnifies ADP for any liabilities arising in connection with same. ADP does not guarantee the 24-hour availability of such system.

24. **TERMS FOR THE USE OF PARTICIPANT AND PLAN SPONSOR INTERNET**

ADP, Inc. ("ADP") and the Client agree to the following terms and conditions for the use of (1) an internet service provided by ADP (referred to herein as "Participant Internet"), by the participants and beneficiaries participating in the Plan, and if ADP so notifies the Client, other employees eligible to participate in the plan (collectively, Participants) and (2) ADP's internet service to be provided to the Employer with respect to the Plan ("Plan Sponsor Internet"). Capitalized terms used herein if not otherwise defined herein shall have the meanings set forth in the attached Administrative Services Agreement. Participant Internet and Plan Sponsor Internet shall first be available on the date that ADP notifies the Employer of their respective availability. ADP may terminate this Agreement and discontinue Participants' access to Participant Internet, or the Employer's access to Plan Sponsor Internet, at any time, provided that this Agreement shall terminate in any event on the date that the Services Agreement terminates, if earlier.

The right to use Participant Internet is granted solely to the Participants of the Plan and the right to use Plan Sponsor Internet is granted solely to the Employer. The right to use Participant Internet and Plan Sponsor Internet is granted only for the purposes of viewing data made available thereunder, to submit to ADP instructions regarding certain plan-related transactions and such other purposes designated by ADP, all as described in any communications to the Employer and/or Plan Participants by ADP, and such right may not be transferred or sublicensed to, or accessed by, any other user. Participant Internet and Plan Sponsor Internet are intended to permit the transmission of data from within the United States; they may not be used or accessed from outside of the United States or in any way that violates Unites States export laws or regulations. ADP may modify (or delete), update, enhance, or add additional services to, Participant Internet or Plan Sponsor Internet in its sole discretion, and such changes shall be subject to any conditions ADP may specify to the Employer and/or Participants. By signing the Administrative Services Agreement, the Employer agrees that the use of Participant Internet and Plan Sponsor Internet as provided for herein by Participants or the Employer is subject to the terms of any Rules and Regulations (i.e., Terms and Conditions) set forth by ADP on each such Internet site.

The Employer agrees that any service mark that is attributable to Participant Internet or Plan Sponsor Internet of which ADP provides notice to the Employer (i.e., the "Service Marks") are service marks owned by ADP, and that the Employer and Plan Participants have no rights or interests in the Service Marks, in the underlying software or technology, or otherwise. Neither the Employer nor the Plan Participants shall have any right to reproduce, use, or authorize the reproduction or use, of, the Service Marks without the express authorization of ADP. The Employer and Participants are solely responsible for obtaining, installing and maintaining any hardware, software, telecommunication lines and Internet access as may be necessary to obtain access to Participant Internet and Plan Sponsor Internet and complying with the terms of any third party software license.

ADP shall provide a reasonable level of security with respect to Participant Internet and Plan Sponsor Internet, including (1) at least a 40-bit encryption with the secure socket layer security protocol, (2) a Participant log-on procedure for Participant Internet that includes the entry by the Participant of their Social Security number and a personal identification number ("PIN) and (3) an Plan Sponsor Internet log-on procedure that requires the authorized representative of the Employer to enter a Social Security number and PIN. ADP may, at its option and in its sole discretion, modify these security procedures. The Employer acknowledges that the use of Participant Internet by Plan Participants and Plan Sponsor Internet by the Employer involves the transmission of proprietary and confidential information of the Employer, the Plan and/or Plan Participants over the Internet, including one or more intermediary data networks, public switched telephone networks and computers, that are not owned, operated or controlled by ADP and may be unsecure or unavailable from time to time. Accordingly, ADP does not guarantee the security of information under, or access to Participant Internet or Plan Sponsor Internet and is not responsible to discover, audit or report to the Employer or Participants any unauthorized disclosure or use of Participant Internet or the Plan Sponsor Internet. The Employer is responsible for enforcing this Agreement with respect to its employees and Plan Participants and taking appropriate steps to limit access to Participant Internet and Plan Sponsor Internet. ADP may provide or make available reports or other documents with respect to the Plan to an Employer through Plan Sponsor Internet that are encrypted with an encryption key provided by the Employer. ADP agrees that it shall not intentionally divulge that encryption key or distribute any document so encrypted to any other party.

ADP does not guarantee uninterrupted access to Participant Internet or Plan Sponsor Internet and shall not be responsible for any communication failure with respect thereto. Employer acknowledges that Participant transactions may be communicated to ADP by other means, including the Voice Response Unit made available to Participants under the Services Agreement.

LIMITATION OF LIABILITY

IN NO EVENT SHALL ADP OR ANY OF ITS AFFILIATES BE LIABLE TO ANY PERSON FOR ANY DIRECT, SPECIAL, CONSEQUENTIAL OR OTHER DAMAGES (INCLUDING, WITHOUT LIMITATION, ANY LOSS OF INFORMATION, PROGRAMS OR OTHER DATA) THAT ARE: RELATED TO THE USE OF, OR THE INABILITY TO USE, PARTICIPANT INTERNET OR PLAN SPONSOR INTERNET, DUE TO ANY BREACH OF SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION THROUGH PARTICIPANT INTERNET OR PLAN SPONSOR INTERNET, OR DUE TO ANY COMPUTER VIRUS INADVERTENTLY TRANSMITTED THROUGH DOCUMENTS DOWNLOADED BY USERS FROM PARTICIPANT INTERNET OR PLAN SPONSOR INTERNET, IN EACH CASE EVEN IF ADP HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

DISCLAIMER OF WARRANTY

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, ADP DISCLAIMS ALL WARRANTIES REGARDING PARTICIPANT INTERNET AND PLAN SPONSOR INTERNET, INCLUDING BUT NOT LIMITED TO ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE OR USE.

The Employer acknowledges that information provided on or through Participant Internet, other than information regarding a Participant's own account and general Plan information, unless otherwise agreed to in writing by ADP, is not intended to be the primary basis for individual investment decisions by Participants; Participant Internet is intended to provide general information for educational purposes and not investment advice by ADP or any other party. Access by a Participant to Participant Internet must be accompanied or preceded by appropriate prospectuses or disclosure material for all investment options available under the Plan.

ADP	CLIENT
Approved by: [signature]	Approved by: [signature]
Name: SID GARAI	Name: Gerald Katzoff
Title: VP/GM Date: 12/9/99	Title: CEO Date: 11/30/99

THIS AGREEMENT MUST BE SIGNED BY AN AUTHORIZED REPRESENTATIVE OF ADP. ADP'S SALES PERSONNEL DO NOT HAVE THE AUTHORITY TO LEGALLY BIND ADP.

NOTE: This page should be signed by both Client and ADP. Client should forward this page to ADP (with the installation fee) after signing it. ADP will return it to Client after it is executed by an ADP authorized representative.

AGREEMENT dated November 30, 1999 between GH Day Spas, Inc
with offices at 7 East Skippack Pike, Ambler, PA 19002 (the "Company"
and STATE STREET BANK AND TRUST COMPANY, as trustee (the "Trustee"), with offices located at 200 Newport Avenue, North Quincy, Massachusetts 02171
This Agreement establishes a trust fund (the "Trust") forming part of the plan established by the Company using the

✓ ADP Prototype 401(k) Plan

___ ADP Prototype Profit Sharing Plan

___ ADP Prototype Money Purchase Plan

(the "Plan") and a related adoption agreement. Unless the context clearly indicates otherwise, any terms defined in the Plan document shall have the same meaning when used in this Agreement.
The Company and the Trustee agree as follows:

ARTICLE 1 - ESTABLISHMENT

1.1 ESTABLISHMENT OF TRUST.
The Company establishes the Trust, which will consist of amounts contributed or transferred to the Plan in accordance with its terms, investments and proceeds thereof and earnings thereon, reduced by all payments from the Trust. Pursuant to the Plan document, the Company may appoint an administrative committee (hereinafter referred to as "Administrative Committee") to act on its behalf. All assets from time to time held under the Plan will be held in the Trust and will be subject to this Agreement. The Trustee accepts the Trust and agrees to administer the Trust as provided in this Agreement. However, the Trustee will have no liability or responsibility for the validity, tax qualification or legal effect of the Company's Plan.

1.2 PLAN.
References in this Trust Agreement to the "Plan" shall mean the tax-qualified employee benefit plan of the Company that has adopted the trust as the funding vehicle for such plan.

While any assets of the Plan are held in the Trust, the Company shall be responsible for maintaining the Plan so that (i) it is "qualified" within the meaning of Section 401(a) of the Code and, as a defined contribution plan, the Plan is duly qualified as an "ERISA Section 404(c) Plan" described in 29 C.F.R. 2550.404c under which each Participant is authorized to provide investment direction for his or her Plan Account to the Company, acting as agent for such Participant, for conveyance to the Trustee; (ii) if applicable, it permits its assets to be commingled for investment purposes with the assets of other such plans by investing such assets in this Trust whether or not its assets will in fact be held in a separate investment fund; (iii) it does not prohibit the Company from delegating daily recordkeeping services; and (iv) the Company shall be responsible for carrying out Participant investment directions.

The Company shall notify the Trustee if the Plan no longer qualifies under Code Section 401.

ARTICLE 2 – DUTIES OF A TRUSTEE

2.1 ACCEPTANCE OF CONTRIBUTIONS TO TRUST.

(a) The Trustee will accept such contributions made on behalf of Participants under the Plan as it receives from time to time from the Company or a Participating Affiliate. The Trustee will also accept Rollover Contributions and Direct Rollovers to the Trust made by Participants in accordance with the Plan. At the direction of the Company, the Trustee will also accept Transfer Contributions to the Trust from another qualified plan or qualified annuity plan covering Participants and will also accept a transfer of assets and liabilities from a prior trustee of the Company's plan. All such contributions will either be in cash, or documents evidencing ownership of a GIC, or, with the written agreement of ADP, Inc. ("ADP") and the Trustee, any other assets.

(b) The Trustee will have no responsibility for determining the proper time or amount of any contribution to the Trust, for enforcing the collection of any contribution to the Trust or for determining that contributions satisfy any applicable requirement of the Plan or law including, without limitation, the minimum contributions requirements of Code Section 416. Also, the Trustee will have no responsibility for determining whether the amount of any contribution (or the portion of such contribution which is allocated to the Account(s) of a Participant) meets any applicable legal requirements or is within any applicable limit including, without limitation, the limits imposed by Code Sections 401(k) and (m), 402(g), 404 and 415. The contribution or transfer of any amount to the Trustee hereunder constitutes a certification by the Company that such contribution or transfer is in accordance with the Plan and applicable laws.

2.2 MAINTAIN ACCOUNTS.
The Trustee will maintain accounts or other trust accounting records, and will make credits to or charges against such accounts, as necessary for the Trustee to carry out its responsibilities as directed by the Company or ADP under this Agreement.

2.3 MAKE PAYMENTS.
Upon receipt of and in accordance with written directions from the Company or from ADP acting on behalf of the Company, the Trustee shall make payments from the Trust, whether as a distribution, direct rollover, transfer, withdrawal or the disbursement of a loan, and the Trustee will be fully protected in, and will not incur any liability for, so doing. Such directions from the Company or from ADP to the Trustee will include all information necessary to enable the Trustee to make such payment, and the giving of such directions by the Company or ADP to the Trustee constitutes a certification to the Trustee that such payment is in accordance with the Plan. The Trustee will have no responsibility for any delay in making payment pending receipt from the Company or ADP of all information needed to make the payment (including, if applicable, proper income tax withholding instructions signed by the recipient), for the application of any payment by the recipient, for determining the rights or benefits of any person in the Trust or under the Plan, for calculating or determining any amount to be distributed to a Participant or Beneficiary (including, without limitation, any alternate payee as defined in Code Section 414(p)(8)) for compliance with any applicable requirements for minimum distributions, for the administration of the Plan, for the adequacy of the Trust to meet all liabilities arising under the Plan, nor shall the Trustee have responsibility for ensuring that funds are made available timely in order to effectuate a subsequent purchase made as a result of a transfer from one Investment Fund under the plan to another such Investment Fund

ARTICLE 3 - POWERS OF TRUSTEE

3.1 ADDITIONAL POWERS OF TRUSTEE.
In addition to and not in limitation of such powers as the Trustee has by law or under any other provisions of the Plan and this Agreement, but subject to the provisions of this Agreement including, without limitation, Article 4 and the requirements of applicable law, the Trustee will have the powers specified in this Section 3.1. As provided herein, the Trustee will exercise such powers concerning investments or other discretionary actions only as a directed Trustee, and will not be liable or responsible for the consequences of its exercising any such power as directed:

(a) to deal with all or any part of the Trust assets including the power to acquire and dispose of assets;

(b) to hold any part of the Trust assets in cash pending the investment or distribution thereof, without liability for interest;

(c) to enforce by suit or otherwise or to waive its rights on behalf of the Trust, and to defend claims asserted against it or the Trust, provided that the Trustee will not be required to institute or defend any court or administrative proceeding unless it has first been indemnified to its satisfaction for the costs and expenses of such proceeding;

(d) to compromise, adjust and settle any and all claims against or in favor of it or the Trust;

(e) to vote, or give proxies to vote, any stock or other security held in the Trust, and to waive notice of meetings; provided, however, that for plan assets invested in registered investment companies, the Trustee shall act in accordance with appropriate directions received from the Company with respect to the matters to be voted by the shareholders of the registered investment companies.

(f) to oppose or consent to and participate in, the reorganization, merger, consolidation or readjustment of the finances or capitalization of any enterprise, to pay assessments and expenses in connection therewith, and to deposit securities under deposit agreements, to exercise or sell any conversion privileges or subscription rights, and to make payments incidental thereto;

(g) to hold securities unregistered, or to register them in its own name (with or without indication of its fiduciary capacity hereunder) or in the names of nominees, provided that the Trustee's records will at all times show that such property is owned by the Trust;

(h) to hold in its name GICs, if any, which it holds pursuant to a conversion until their maturity date;

(i) to do all acts and things, not specified herein, which it deems advisable to carry out the Trust, and generally to exercise any of the powers of an owner with respect to all or any part of the Trust;

(j) to make, execute, acknowledge and deliver any and all documents that it deems necessary or appropriate to carry out its power and duties hereunder; and

(k) to lend to Participants in the Plan such amounts and upon such terms and conditions as the Plan may direct. Any such direction shall be deemed to include a certification by the Company that such lending is in accordance with the provisions of ERISA and the Plan.

3.2 USE OF AGENTS.

The Trustee may retain an agent or service provider (which may be the Sponsor, ADP, Automatic Data Processing Benefit Services or an affiliate of ADP or the Trustee) to perform any of its recordkeeping, custodial or other duties hereunder.

ARTICLE 4 – MANAGEMENT OF ASSETS OF FUND

4.1 MANAGEMENT OF FUND ASSETS.

(a) The Company, being a named fiduciary with respect to control and management of the assets of the Plan, by action of its Board of Directors, by adoption of the Plan, may appoint Investment Managers to manage (including the power to acquire and dispose of) the assets of the Plan and may also authorize investment in certain securities of one or more registered investment companies, whether open-end or closed-end. Any Investment Manager so appointed shall be an "investment manager" as defined by Section 3(38) of ERISA, and must acknowledge in writing to the Company and to the Trustee that he is a fiduciary with respect to the Plan. The Trustee until notified in writing to the contrary shall be fully protected in relying upon any written notice of the appointment of an Investment Manager furnished to it by the Company.

(b) The Company or the Investment Manager appointed pursuant to paragraph (a) above shall have exclusive authority and discretion to manage and control the assets of the Trust and, pursuant to such authority and discretion, may direct the Trustee from time to time and at any time:

(A) To invest and reinvest the Trust, without distinction between principal and income, in shares of stock (whether common or preferred) or other evidences of ownership, bonds, debentures, notes or other evidences of indebtedness, unsecured or secured by mortgages on real or personal property wherever situated (including any part interest in a bond and mortgage or note and mortgage whether insured or uninsured), and other property, or part interest in property, real or personal, foreign or domestic, whether or not productive of income or consisting of wasting assets;

(B) To invest and reinvest the Trust in a common, collective, or group trust administered by a bank other than the Trustee, the provisions of which trust shall be deemed a part of this Agreement but only with respect to any such investment;

(C) To sell, convey, redeem, exchange, grant options for the purchase or exchange of, or otherwise dispose of, any real or personal property held in the Trust, at public or private sale, for cash or upon credit, with or without security, without obligation on the part of any person dealing with the Trustee to see to the application of the proceeds of or to inquire into the validity, expediency or propriety of any such disposition;

(D) To manage, operate, repair and improve, and mortgage or lease for any length of time any real property held in the Trust; to renew or extend any mortgage, upon any terms the Investment Manager may deem expedient; to agree to reduction of the rate of interest or any other modification in the terms of any mortgage or of any guarantee pertaining to it; to enforce any covenant or condition of any mortgage or guarantee or to waive any default in the performance thereof; to exercise and enforce any right of foreclosure; to bid in property on foreclosure; to take a deed in lieu of foreclosure with or without paying consideration therefor and in connection therewith to release the obligation on the bond secured by the mortgage; and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any mortgage or guarantee;

(E) To exercise, personally or by general or limited proxy, the right to vote any shares of stock, bonds or other securities held in the Trust; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise, personally or by power of attorney, any other right appurtenant to any securities or other property of the Trust;

(F) To join in or oppose any reorganization, recapitalization, consolidation, merger or liquidation, or any plan therefor, or any lease, mortgage or sale of the property of any organization the securities of which are held in the Trust; to pay from the Trust any assessments, charges or compensation specified in any plan of reorganization, recapitalization, consolidation, merger or liquidation; to deposit any property with any committee or depository; and to retain any property allotted to the Trust in any reorganization, recapitalization, consolidation, merger or liquidation;

(G) To exercise or sell any conversion or subscription or other rights appurtenant to any stock, security or other property held in the Trust;

(H) To borrow from any lender (other than the Trustee in its individual capacity or any other party in interest with respect to the Plan) money, in any amount and upon any reasonable terms and conditions, for purposes of this Agreement, and to pledge or mortgage any property held in the Trust to secure the repayment of any such loan; and

(I) To compromise, settle or arbitrate any claim, debt or obligation of or against the Trust; to enforce or abstain from enforcing any right, claim, debt or obligation; and to abandon any property determined by the Investment Manager to be worthless.

(c) The Trustee shall exercise the powers set forth in paragraph 4.1(b)(i) above only when and to the extent directed in writing by the Investment Manager or the Company. The Investment Manager, from time to time and at any time, may issue orders for the purchase or sale of securities directly to a broker or dealer, and for such purpose, the Trustee will upon request execute and deliver to the Investment Manager one or more trading authorizations. Written notification of the issuance of each such order shall be given promptly to the Trustee by the Investment Manager and the execution of each such order shall be confirmed by the broker to the Investment Manager and to the Trustee. Such notification shall be authority to the Trustee to receive securities purchased against payment therefor and to deliver securities sold against receipt of the proceeds therefrom as the case may be.

(d) Unless the Trustee knowingly participates in, or knowingly undertakes to conceal, an act or omission of another fiduciary, knowing such act or omission to be a breach of the duty of care owed by such other fiduciary with respect to the Plan, the Trustee shall not be liable for any act or omission of such other fiduciary and shall not be under any obligation to invest or otherwise manage the assets of the Plan that are subject to the management of such other fiduciary. Without limiting the generality of the foregoing, the Trustee shall not be liable by reason of its taking or refraining from taking at the direction of an Investment Manager any action pursuant to this Article, or pursuant to a notification of an order to purchase or sell securities issued by an Investment Manager, nor shall the Trustee be liable by reason of its refraining from taking any actio because of the failure of an Investment Manager to give such direction or order; the Trustee shall be under no duty to question or to make inquiries as to any direction or order or failure to give direction or order by an Investment Manager; and the Trustee shall be under no duty to make any review of investments acquired for the Trust at the direction or order of an Investment Manager and shall be under no duty at any time to make any recommendation with respect to disposing of or continuing to retain any such investment.

(e) Without limiting the generality of the provisions of Article 7.3 hereof, the Company agrees, to the extent permitted by law, to indemnify the Trustee and hold it harmless from and against any claim or liability that may be asserted against it, otherwise than on account of the Trustee's own negligence or willful misconduct, by reason of the Trustee's taking or refraining from taking any action when acting in good faith in accordance with this Article, including, without limiting the generality of the foregoing, any claim or liability that may be asserted against the Trustee on account of failure to receive securities purchased, or failure to deliver securities sold, pursuant to orders issued by the Investment Manager directly to a broker or dealer or for any loss, expense or claim asserted against the Trustee as a result of following Participant directions or directions of the Administrative Committee or the Company.

ARTICLE 5 – INVESTMENT FUNDS

5.1 INVESTMENTS.

(a) By establishing and maintaining this Trust, the Company has selected the Investment Funds which have been made available as the investment vehicles to be available to Participants under the Company's Plan. Investment Funds may include common, collective or group trust funds (a "group trust") maintained by the Trustee for investment by qualified plans and registered investment companies. If and only if a group trust is designated as an Investment Fund, the Trustee may combine in the group trust assets of the Trust with assets of other pension or profit-sharing or other plans or trusts qualified under Code Section 401(a) and exempt from tax under Code Section 501(a), or with assets of individual retirement accounts exempt from tax under Code Section 408(e) or governmental units described in Code Section 818(a)(6), and permitted by existing or future rulings of the United States Treasury Department to pool their respective funds in a group trust. The provisions of the group trust shall be deemed a part of this Agreement with respect to any such investment.

(b) The Company, through ADP, will direct the Trustee to invest the assets of the Plan as directed by the Participants in accordance with the relevant provisions of the Plan document and related adoption agreement, and this Agreement (including particularly Section 5.2 hereof). Such investments by the Trustee shall include assets, if any, under the control of an Investment Manager (including without limitation the Trustee) and assets invested in registered investment companies, whether open-end or closed-end, but shall exclude all guaranteed investment contracts ("GICs"), if any, which are held pursuant to a conversion. In investing the assets of a Participant's Account(s), including those assets for which the Trustee has no investment responsibility, the Trustee will follow the investment directions of the Participant as such directions are communicated to the Trustee by ADP. The Company hereby certifies that the Plan shall at all times be maintained in compliance with the investment selection provisions of Section 404(c) of ERISA.

(c) If, and to the extent authorized by the Plan, the Trustee shall, if so directed by the Company, segregate all or a portion of the assets of the Plan that are held in Trust by it into one or more separate investment accounts to be known as Participant Directed Brokerage Accounts. Whenever a Participant is directing the investment and reinvestment of a Participant Directed Brokerage Account, the Participant shall have the powers and duties which an Investment Manager would have under this Trust Agreement if an Investment Manager were then serving and the Trustee shall be protected to the same extent as it would be protected under this Trust Agreement as to directions or the absence of directions of an Investment Manager. Participant shall be entitled to give orders directly to the broker for the purchases and sale of securities which shall include as follows, even though the same may not be legal investment for trustees under any law other than ERISA: Preferred and common stocks or listed securities on the New York or American stock exchanges; all NASDQ listed stocks; corporate and government bonds; treasury and government issues, and; selected registered mutual funds as determined by the brokerage provider. The broker shall provide confirmation of each order to ADP which shall maintain records in such form as to satisfy reporting requirements of the Plan Sponsor and as required under ERISA and the Code.

5.2 PARTICIPANT INVESTMENT CONTROL.

(a) Except with respect to a limited period of time in connection with a conversion, each Participant will have investment control over his Account(s). Subject to the administrative rules and procedures of ADP and the Trustee, of any registered investment vehicle, and any other investment vehicle under this Trust, each Participant will specify the Investment Fund or Investment Funds available under the Company's Plan in which contributions to the Plan on his behalf will be invested. The Company may permit each Participant to transmit his investment instructions by telephonic instructions directly to ADP to be given to the Trustee pursuant to Section 5.3(b). Similarly, subject to the administrative rules of the Trustee or ADP, of any investment vehicle from time to time in effect, whether or not an Investment Fund, any registered investment company and ERISA Section 404(c), a Participant may transfer any amount in his Account(s) from one Investment Fund to another Investment Fund available under the Company's Plan. To the extent a Participant has directed that his or her account shall be invested in a registered investment company, the Trustee shall have no investment responsibilities with respect thereto without regard to whether the Plan satisfies the provisions of ERISA Section 404(c).

(b) A Participant will exercise his investment control under the preceding paragraph by delivering written instructions (including, without limitation voice response systems) to ADP. ADP will consolidate Participants' investment instructions and will send such instructions to the Trustee. The Trustee will invest future contributions on behalf of a Participant in accordance with such instructions, or the Trustee will transfer amounts from one Investment Fund to another in accordance with such instructions. Any such transfer will be effected in accordance with the Trustee's administrative procedures.

(c) Subject to the first sentence of Section 5.2(a), each Participant will have full responsibility for the investment results of his investment instructions under the preceding two paragraphs.

5.3 UNCLEAR OR MISSING INSTRUCTIONS; TRANSMISSION OF INSTRUCTIONS.

(a) If investment instructions accompanying contributions or otherwise regarding investments for a Participant's Account(s) are not received or are unclear in the opinion of the Trustee or its agent, the Trustee may hold any part of the assets affected by such missing or unclear instructions in cash, or may return contributions, in either case without liability for interest, rising or falling securities prices, or other income, pending receipt of clear and complete instructions. The Trustee or its agent will, in the case of missing or unclear instructions, seek prompt clarification of unclear instructions or prompt furnishing of missing instructions.

(b) The Trustee through ADP may rely upon written investment instructions (including, without limitation voice response systems) from the Company, the Administrative Committee or the Participant, if applicable. Such instructions may also be given to the Trustee or its agent by facsimile or other electronic transmission which contains duplicate or facsimile signatures until the Trustee receives notice in writing from ADP that the use of facsimile or other electronic transmissions is no longer authorized.

5.4 LIMITATION ON INVESTMENTS.

(a) Notwithstanding any provision elsewhere herein to the contrary:

(i) each Investment Fund shall limit investment in any security issued by any Company which establishes a plan using the Sponsor's prototype documents or by any affiliate of any such Company to the extent required for the exemption contained in Section 3(a)(2) of the Securities Act of 1933, as amended, to be available with respect to the Plan and the interest therein; and

(ii) each Investment Fund shall, to the extent required to satisfy the requirements of ERISA Section 404(c), prohibit investment in any security issued by any Company which establishes a Plan using the Sponsor's prototype documents or by any affiliate of any such Company.

(b) The Company will promptly advise the Trustee if and/or when the Company or any of its affiliates is or becomes the issuer of any publicly traded securities.

ARTICLE 6 – CONVERTED ANNUITY CONTRACTS

6.1 (a) The provisions of this Article VI are only applicable to a conversion that involves a GIC and is intended to serve as a Portfolio Agreement for the purpose of allowing the Trustee to establish for the Company an individual portfolio ("Portfolio") for the benefit of the plan, under the Stable Fixed Income Fund for Employee Benefit Trusts (Stable Fixed Income Fund), a group trust maintained by the Trustee for investment by qualified plans. The Portfolio shall consist of all guaranteed investment contract assets received by the Trustee as conversion assets.

(b) By executing this Trust Agreement, the Company has entered into a Portfolio Agreement with the Trustee which gives the Trustee exclusive management and investment authority with respect to the Portfolio. Portfolios invested in the Stable Fixed Income Fund are governed by the Stable Fixed Income Fund Declaration of Trust effective as of May 1, 1995 and incorporated by reference herein.

(c) Upon the conversion by the Company of plan assets which include outstanding GICs, the Trustee shall have the rights, powers and privileges of an absolute owner in the management and administration of any converted GIC. The Trustee as investment manager of such GIC has the ability to hold, manage and administer all property that may be invested in the Portfolio and to exercise any and all of the rights that belong to the absolute owner of any GIC, that are granted by the terms of any GIC or by the terms of this Agreement. The only beneficial owner of such Portfolio shall be the Company.

(d) Upon complete maturity of all individual contracts held within the Company's conversion GIC portfolio, all money will be placed into the Government Money Market Fund ("Fund") and managed in accordance with all documents governing such Fund. The Trustee shall also hold in the Government Money Market Fund, the proceeds of any sale, assignment, or surrender of any GIC and any and all dividends and other payments of any kind received with respect to any GIC held in the Portfolio.

(e) The Trustee shall pay from the Company's Portfolio, any premiums, assessments, dues, charges and interest, if any, upon any GIC held in the Portfolio. Reasonable expenses incurred by the Trustee in the performance of its duties hereunder, and all other proper charges and disbursements of the Portfolio (including any taxes) shall be reimbursed through a combination of charges to the Portfolio and direct billing to the Company, as determined from time to time by ADP and the Trustee.

(f) No insurance company that may issue any GIC held in such Portfolio shall be deemed to be a party to this Agreement for any purpose, or to be responsible in any way for the validity of this Agreement, or to have any liability under this Agreement other than as stated in each GIC that it may issue. Any insurance company may deal with the Trustee, as sole owner of any GIC held in the Portfolio, without inquiry as to the authority of the Trustee to act, and may accept and rely upon any written notice, instruction, direction, certificate or other communication from the Trustee believed by it to be genuine and to be signed by an officer of the Trustee and shall incur no liability or responsibility for so doing. Any sums paid out by any insurance company under any of the terms of a GIC issued by it and held in the Portfolio either to the Trustee, or, in accordance with the Trustee's direction, to any other person or persons designated as payees in such sums, and the insurance company shall have no obligation to look to the disposition of any sums so paid. No insurance company shall be required to look into the terms of this Agreement, or to question any action of the Trustee or to see that any action of the Trustee is authorized by the terms of this Agreement.

(g) Notwithstanding anything contained herein to the contrary, neither the Company, nor the Sponsor nor the Trustee shall be liable for the refusal of any insurance company to issue or change any GIC or to take any other action requested by the Trustee, nor for the form, genuineness, validity, sufficiency, or effect of any GIC held in the Fund, nor for the act of any person or persons that may render any such GIC null and void, nor for the failure of any insurance company to pay the proceeds and avails of any such GIC as and when the same shall become due and payable, nor for any delay in payment resulting from any provision contained in any such GIC nor for the fact that for any reason whatsoever (other than their own negligence or willful misconduct) any GIC shall lapse or otherwise become uncollectible.

(h) The Company, Sponsor and ADP (or any affiliate of ADP) acknowledge that the Trustee is not the original purchaser of any GIC account accepted by the Trustee on behalf of plans adopting the Automatic Data Processing Prototype 401(k) Plan document. The Trustee is not a fiduciary for the purpose of the acquisition of any such GIC. The Company shall indemnify and hold the Trustee harmless from any and all liability, claims, damages, costs or expenses (including reasonable attorney's fees) arising from or claimed to have arisen from the original purchase of any GIC by a prior Trustee or any action taken with respect to such GIC prior to the Company's conversion of its plan adopting the ADP prototype plan document.

(i) The Company warrants that the person signing this Trust is an authorized fiduciary for the purpose of entering into such Portfolio Agreement.

ARTICLE 7 – PROTECTIONS OF TRUSTEE

7.1 RELIANCE BY TRUSTEE OR ITS AGENT.

(a) The Trustee through ADP may rely upon any decision of the Administrative Committee or Company purporting to be made under the Plan, and upon any information, statements, certifications, instructions or directions submitted by the Company or the Administrative Committee (including statements concerning the entitlement of any Participant to benefits under the Plan or directions to make payments). The Trustee will not be bound to inquire as to the basis of any such decision, information, statements, certifications, instructions or directions, and will incur no obligation or liability for any action taken or omitted in good faith by the Trustee in reliance thereon.

(b) Whenever the Trustee is permitted or required to act upon the instructions or directions of the Company, the Administrative Committee or a Participant, the Trustee will be fully protected in, and will not incur any liability for, not acting in the absence thereof.

(c) The Company will certify to the Trustee or its agent the names of the members of the Administrative Committee (and of any person authorized to act on behalf of the Company or the Administrative Committee for purposes of the Plan) and will provide the Trustee or its agent with specimen signatures of any such person or persons. The Trustee or its agent may assume the authority of such person or persons continues in effect until the Trustee or its agent receives written advice from the Company or the Administrative Committee to the contrary.

(d) The Trustee may consult with legal counsel (who may be counsel to the Trustee or to the Company) concerning any questions which may arise with respect to its rights and duties hereunder, and the opinion of such counsel will be full and complete protection in respect of, and the Trustee will not incur any liability for, any action taken or omitted hereunder in good faith by the Trustee in accordance with the opinion of such counsel.

7.2 ABSENCE OF INSTRUCTIONS.

If the Trustee receives no instructions from the Administrative Committee or the Company in response to communications sent to the Administrative Committee or the Company at the last known address of either as shown in the records of the Trustee, the Trustee may make such determination with respect to distributions and other administrative matters arising under the Plan as it considers reasonable and in accordance with the provisions of the Plan. Any determinations so made will be binding on all persons having or claiming any interest under the Plan or Trust, and the Trustee will incur no obligation or responsibility for any such determination made or for any action taken by the Trustee in good faith in such circumstances.

7.3 INDEMNIFICATION OF TRUSTEE.

The Company and its successors, assigns or legal representatives, will fully indemnify and save harmless the Trustee and its employees, agents, successors and assigns, from any loss (including reasonable attorneys' fees), liability, claim or responsibility arising out of the Trustee's actions or inactions hereunder (including, without limitation, the reporting of the Trustee of GICs in connection with a conversion in accordance with the provisions of AICPA SOP 94-4, in the circumstance in which the original issuer of the GIC refuses to provide full benefit responsiveness in accordance with the Plan) unless such loss or liability arises out of the Trustee's negligence, bad faith, or willful or gross misconduct.

7.4 ALLOCATION OF RESPONSIBILITY.

The Trustee shall be responsible only for those functions which have been assigned to it under this Agreement. Notwithstanding any provision elsewhere herein to the contrary, (a) if and to the extent that any non-discretionary administrative functions are allocated to the Sponsor or ADP (or an affiliate of ADP) pursuant to a written agreement to which the Company is a party then, except to the extent otherwise provided in such agreement, the Trustee shall have no responsibility for the performance of such functions and shall incur no liability or obligations with respect thereto, (b) the Trustee shall be entitled to rely upon information or instructions provided to it by the Sponsor or ADP (or an affiliate of ADP) to the same extent as if such information or instructions had been provided by the Company, the Administrative Committee or the Participant, and (c) the Trustee shall have no responsibility for information which may be in the possession of the Sponsor or ADP (or any affiliate of ADP) until such information has been received by the Trustee.

ARTICLE 8 – FEES AND EXPENSES

8.1 FEES AND EXPENSES.

(a) The Trustee's fees for performing its duties hereunder will be such amounts as it establishes from time to time in its fee schedule (provided that the Trustee may provide for different fees in a written fee agreement with the Company). The Trustee may change its fee schedule (or fee agreement) upon 60 days' advance written notice to the Company. Such fees will be payable for each calendar month and will not be prorated for periods of less than one calendar month.

(b) The Trustee may charge a reasonable fee in addition to its normal fees if it assumes any additional obligations under the Plan, or if it provides any service including fiduciary services, not contemplated in the fee schedule and which the Trustee deems to be necessary or desirable or which the Administrative Committee or the Company requests.

(c) The Company may authorize, subject to the administrative rules and procedures of ADP and the Trustee that all or any portion of the Company's other fees and expenses of administering the Plan (including without limitation, ADP's annual maintenance fee) be paid from Trust assets, and the Trustee will pay such fees and expenses as soon as practicable (but no later than ten (10) days) after receiving notice from ADP on behalf of the Company. The Company hereby authorizes that any and all fees due to ADP under its Administrative Services Agreement with the Company be paid, at ADP's request, from Trust assets if such fees are not paid by the Company within 30 days of the date they are due to be paid to ADP. In connection therewith, the Trustee is hereby authorized to liquidate assets in the Trust in order to provide for payment of such charges to ADP. The Trustee shall be fully protected in, and shall not incur any liability for, any payment to ADP pursuant to the preceding sentences.

(d) The Trustee's fee, any taxes of any kind which may be levied or assessed upon or in respect of the Trust, and any and all expenses reasonably incurred by the Trustee will, unless paid by the Company at its option, be paid from the Trust. In order to provide for payment of any such fee, taxes or expense, or the payment of any other fee or expense of administering the Plan authorized by the Company, the Trustee in its discretion may partially or fully liquidate any asset in the Trust without liability for any loss occasioned thereby; in any such case, the Trustee will to the extent reasonably practicable allocate expenses (and consequent liquidation of assets) to the account(s) that gave rise to the fee, tax or expense. Any expenses of the Trustee which are not paid from the Trust for whatever reason will be the responsibility of the Company.

8.2 ERISA BOND.

The Trustee, and any other person who handles Plan assets, will be bonded but only to the extent (if at all) required under ERISA, and no other bond or security will be required for the faithful performance of their duties hereunder. It will be the Company's responsibility to secure such bond on its behalf if it is required to obtain a bond under ERISA.

8.3 TAXES.

The Trustee shall pay out of the Trust all real and personal property taxes, income taxes and other taxes of any and all kinds whatsoever that may be levied or assessed under existing or future laws against the Trust. Until advised to the contrary by ADP or the Company, the Trustee shall assume that the Trust is exempt from Federal, State and local income taxes, and shall act in accordance with that assumption. ADP or the Company shall timely file all Federal, State and local tax and information returns relating to the Plan and Trust. Notwithstanding the foregoing, the Trustee shall timely file all Federal, State and local information returns relating to distributions from the Trust. Such tax-related payments from the Trust shall be withdrawn by the Trustee out of the Trust unless paid by ADP or the Company, but such payments shall be paid by ADP or the Company if the same cannot by operation of law be withdrawn from the Trust. All payments from the Trust under this Section 8.3 may be made without approval or direction.

ARTICLE 9 - ACCOUNTS AND REPORTS

9.1 ACCOUNTS AND REPORTS.

(a) The Trustee, through its agents, will keep full accounts of all its receipts, disbursements and other transactions hereunder, and will determine the fair market value of the assets of the Trust as of each Valuation Date provided for under the Plan (and as of the last business day of the Plan Year if not otherwise a Valuation date). The fiscal year of the Trust will coincide with the Plan Year. Within a reasonable time after the end of the Plan Year, or within a reasonable time after its removal or resignation or the termination of the Trust, the Trustee, through its agents, will render to the Company a consolidated account of all transactions and other actions taken in connection with its administration of the Trust since the previous such accounting. The Trustee shall account separately for its collective investment funds; any registered investment companies; and, with respect to a conversion, any GICs.

(b) No person other than the Company will have the right to demand or receive any report or account from the Trustee. The written approval of any account by the Company will be final and binding upon the Company, the Participants and all persons who then are or thereafter become interested in the Trust as to all matters and transactions stated or shown therein. The failure of the Company to notify the Trustee within 60 days after the Trustee's sending of any account of its objections (if any) to the account will be the equivalent of written approval. If the Company files any objections within such 60 day period with respect to any matters or transactions stated or shown in the account and the Company and the Trustee cannot resolve such objections, the Trustee will have the right to have such objections settled by judicial proceedings. Nothing herein will deprive the Trustee of the right to have a judicial settlement of its accounts. In any proceeding for a judicial settlement of any account or for instructions, the only necessary parties will be the Trustee and the Company. In order to save the Trust from the expense that might otherwise be incurred, it is a condition to the acquisition of any interest in the Trust that no person other than the Company may institute or maintain any action or proceeding against the Trustee (i) without first requesting the Company to resolve the question with the Trustee and (ii) until after the Company has had a reasonable opportunity to resolve such question or has declined to pursue such question with the Trustee.

ARTICLE 10 – RESIGNATION OR REMOVAL OF TRUSTEE; TRANFERS TO OTHER TRUST

10.1 RESIGNATION OR REMOVAL OF TRUSTEE.

(a) The Trustee may resign at any time by giving 60 days' written notice to the Company, ADP and the Sponsor. The Company may remove the Trustee at any time by giving 60 days' written notice to the Trustee, ADP, and the Sponsor. In either case, the notice period may be reduced to such shorter period as the Trustee, ADP, the Sponsor and the Company agree upon. The Trustee's removal or resignation will be effective upon the appointment of a successor trustee.

(b) When the Trustee's resignation or removal becomes effective, the Trustee will perform all acts necessary to transfer the assets of the Trust and copies of the records of the Trust (and any other records being maintained by the Trustee) to its successor. However, the Trustee may reserve such portion to the Trust assets as it may reasonably determine to be necessary for payment of its fees and any taxes and expenses (including any fees and expenses of any person or entity authorized by the Company to be paid from Trust assets); any balance of such reserve remaining after payment of such fees, taxes and expenses will be paid over to its successor.

(c) The resignation or removal of the Trustee will not terminate the Trust. In the event of any vacancy in the position of Trustee, whether by the resignation or removal of the Trustee, the Company will appoint a successor trustee. Should the Company fail to appoint a successor trustee within a reasonable period of time, Trustee shall have the right to seek a court-appointed successor trustee. Each successor trustee so appointed and accepting the office of Trustee hereunder will have all of the rights and powers and all of the duties and obligations of the original Trustee under this Agreement. The removal of the Trustee and the appointment of a new trustee shall be by a written instrument delivered to the Trustee.

(d) In the event that either (i) the Company removes the incumbent Trustee without the Sponsor's written consent, or (ii) following the resignation or removal of the incumbent Trustee appoints any successor Trustee without the Sponsor's written consent, the Company may no longer participate in the prototype Plan and Trust.

(e) No Trustee will be liable or responsible for anything done or omitted in the administration of the Trust before it became Trustee or after it ceases to be Trustee.

10.2 TRANSFERS TO OTHER TRUSTS.

(a) The Company may direct that all or a portion of the assets of the Trust established hereunder be transferred from the Trustee to the trustee of another trust established under the Plan at any time by giving 60 days' written notice to the Trustee, ADP, and the Sponsor. The notice period may be reduced to such shorter period as the Trustee, ADP, the Sponsor and the Company agree upon. The transfer will be effective upon the last day of the notice period or, if later, the acceptance of the assets being transferred by such other trustee. Until the effective date of the transfer of any such assets, the Trustee will continue to have full authority and responsibility to act as Trustee hereunder with respect to such assets.

(b) When the transfer becomes effective, the Trustee will perform all acts necessary to transfer the assets to be transferred from the Trust and copies of the records of the Trust (and any other records being maintained by the Trustee) to the other trustee.

(c) In the event the Company directs that any assets of the Trust be transferred to the trustee of any other trust without the Sponsor's written consent, the Company may no longer participate in the prototype Plan and Trust.

(d) The Trustee will not be liable or responsible for any assets which have been transferred to any other trust pursuant to this Section 10.2 or for any actions or omissions taken with respect to such assets after such transfer.

ARTICLE 11 - AMENDMENT AND TERMINATION

11.1 AMENDMENT AND TERMINATION.
The Trustee may at any time and from time to time amend any or all provisions of this Agreement. A copy of any such amendment will be delivered to the Sponsor and the Company at least 60 days before the effective date of such amendment (or such shorter notice period as the Trustee, the Sponsor and the Company agree to), provided that, to the extent necessary to retain the Plan's tax qualification, any amendment may take effect retroactively. The Company will have the right to terminate this Trust and will deliver a notice of termination specifying the effective date thereof to the Trustee. No amendment or termination will cause this Agreement to be inconsistent with the provisions of the Plan or ERISA.

11.2 EFFECT OF TERMINATION.
In the event of termination of this Agreement, the Trustee will continue to hold the Trust assets for application and disbursement in accordance with the applicable terms of the Plan. The Trust created hereunder will terminate upon the distribution of all the assets of the Trust.

ARTICLE 12 – MISCELLANEOUS PROVISIONS

12.1 RELATIONSHIP TO PLAN DOCUMENT.
Certain provisions affecting the Trustee appear in the separate basic Plan document and are not repeated in this Agreement. As indicated in the preamble to this Agreement, unless the context clearly indicates otherwise, any term defined in the Plan document will have the same meaning when used in this Agreement. If and to the extent that any provisions of this Agreement are inconsistent with any provision of the Plan document affecting the rights or benefits of Participants, the Plan document will control.

12.2 EXCLUSIVE BENEFIT.
In directing the Trustee hereunder, the Administrative Committee and the Company will follow the provisions of the Plan and will not give any direction at any time, either during the existence or upon the discontinuance of the Plan, that would cause any assets of the Trust to be used for or diverted to purposes other than the exclusive benefit of Participants or their Beneficiaries in accordance with the Plan; provided that assets may be used to pay fees and expenses incurred in the administration of the Plan and the Trust or may be returned to the Company as specifically provided in the Plan.

12.3 MERGER OR CONSOLIDATION.
Any corporation into which the Trustee merges or with which it is consolidated or any corporation resulting from any merger or consolidation to which the Trustee is a party, will be the Trustee hereunder without execution or filing of any additional instrument or the performance of any further act.

12.4 INQUIRIES NOT REQUIRED.
No person dealing with the Trustee will be bound to see to the application of any money or property paid or delivered to the Trustee or inquire into the authority of the Trustee to enter into any transactions hereunder.

12.5 GOVERNING LAW.
To the extent that state law applies, the provisions of the Trust will be construed, enforced and administered according to the laws of the Commonwealth of Massachusetts without regard to its conflict of law provisions.

12.6 WARRANTY OF AUTHORIZATION.
The Company warrants that the person signing this Trust Agreement has the authority to execute such document on behalf of the Company.

12.7 THE SPONSOR AND ADP
The Company and the Trustee acknowledge that neither the Sponsor nor ADP (nor any affiliate of ADP) has (a) any discretionary authority or discretionary control respecting management of the Plan or management or disposition of Plan assets, (b) authority or responsibility to render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan, or (c) discretionary authority or discretionary responsibility in the administration of the Plan.

12.8 NON-ALIENATION OF BENEFITS
No benefit to which a Participant or his beneficiary is or may become entitled under a Plan shall at any time be subject in any manner to alienation or encumbrance, nor be resorted to, appropriated or seized in any proceeding at law, in equity or otherwise. No Participant or other person entitled to receive a benefit under the Plan shall, except as specifically provided in the Plan or as otherwise required by law, have power in any manner to transfer, assign, alienate or in any way encumber such benefit under the Plan, or any part thereof, and any attempt to do so shall be void.

12.9 DUTY TO FURNISH INFORMATION.
Both the Company and the Trustee shall furnish to the other any documents, reports, returns, statements, or other information that the other reasonably deems necessary to perform its duties imposed under the plan or this Trust Agreement or otherwise imposed by law.

12.10 WITHHOLDING.
The Trustee, on behalf of the Plan, shall withhold any tax which by any present or future law is required to be withheld from any payment under the Plan. The Company and the recordkeeper shall provide all information reasonably requested by the Trustee to enable the Trustee to so withhold.

12.11 UNCLAIMED BENEFIT PAYMENTS.
If any check or share certificate in payment of a benefit hereunder which has been mailed by regular US mail to the last address of the payee furnished the Trustee by the Company or recordkeeper is returned unclaimed, the Trustee shall notify the Company or recordkeeper and shall discontinue further payments to such payee until it receives the further instruction of the Company or recordkeeper.

12.12 NO LIABILITY FOR ACTS OF PREDECESSOR AND SUCCESSOR TRUSTEES.
The Trustee shall have no liability for the acts or omissions of any predecessors or successors in office.

TRUSTEE		COMPANY	
Approved By	[illegible]	Approved By:	[signature]
Name:	[illegible]	Name:	Gerald Katzoff
Title:		Title:	CEO

APPROVAL MUST BE BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY

Schedule 4.28

Absence of Changes

None

Schedule 4.29

Bank Relationships

1. Frost National Bank – GH Day Spas, Inc. ("GHDS") Operating Account Number 950002437. B. Minner, G. Katzoff and L. Katzoff.
2. Frost National Bank – GHDS Payroll Account Number 950002445. B. Minner, G. Katzoff and L. Katzoff.
3. HSBC. 57th Street Day Spa, LLC Checking Account Number 0525009220. G. Katzoff and B. Minner.
4. Wells Fargo - Denver. GHDS Checking Account Number 202-8041709. G. Katzoff and B. Minner.
5. Standard Federal Bank - Troy. GHDS Checking Account Number 2534000835. G. Katzoff and B. Minner.
6. Wells Fargo – Beverly Hills. GHDS Checking Account Number 0376774717. G. Katzoff and B. Minner.
7. Frost National Bank – Houston. GH Day Spas, Inc. ("GHDS") Checking Account Number 950002933. B. Minner, G. Katzoff and L. Katzoff.
8. Frost National Bank – Dallas. GH Day Spas, Inc. ("GHDS") Operating Account Number 950002941. B. Minner, G. Katzoff and L. Katzoff.
9. Chase Manhattan - Greenwich. GHDS Checking Account Number 376500267265. G. Katzoff and B. Minner.
10. Chase Manhattan - Manhasset. GHDS Checking Account Number 445601763865. G. Katzoff and B. Minner.
11. Wells Fargo – Newport Beach. GHDS Checking Account Number 0375442985. G. Katzoff and B. Minner.
12. Chase Manhattan. 57th Street Day Spa, LLC Checking Account Number 592500480865. G. Katzoff and B. Minner.
13. AmSouth - Birmingham. The Greenhouse Spa Checking Account Number 5534712. G. Katzoff and B. Minner.
14. AmSouth - Orlando. GHDS Checking Account Number 3720601689. G. Katzoff and B. Minner.
15. Firstrust Bank - Local. GHDS Checking Account Number 702202698. G. Katzoff and B. Minner.

Schedule 4.30

Accreditations

None

Schedule 4.32

Liens

- On 11/27/00, a UCC-1 (Filing No. _________) was filed with the Pennsylvania Secretary of State listing GH Day Spas, Inc. with an address of Each Skippack Pike, 3rd Floor, Ambler, PA 19002 as the Debtor and Shiseido International Corporation with an address of 178 Bauer Drive, Oakland, NJ 07436 as the Secured Party.

- On 7/18/00, a UCC-1 (Filing No. 290903) was filed with the Pennsylvania Secretary of State listing The Greenhouse Spa with a mailing address of 1171 107th Street, Grand Prairie, TX 75050 as the Debtor and The Frost National Bank as the Secured Party. The collateral used in the transaction was "all present and future accounts... all present and hereafter acquired inventory... all equipment and fixtures...all existing or hereafter general intangibles...all Trademarks."

- On 12/19/00, a UCC-1 (Filing No. 200100005643) was filed with the Florida Secretary of State listing GH Day Spas, Inc. as the Debtor and UCF Hotel Venture with an address of 6800 Lakewood Plaza Drive, Orlando, FL 32819 as the Secured Party. The collateral used in the document was listed as "all fixtures and equipment now or hereafter placed or installed at the Premises at 5601 Universal Boulevard, Orlando, Florida..."

- On 10/27/00, a UCC-1 (Filing No. 00-614243) was filed with Texas Secretary of State listing GH Day Spas, Inc. with an address of 7 East Skippack Pike, Site 300, Ambler, PA 19002 as the debtor and First Commerce Leasing Corporation with an address of 249 Rocky Ridge Road, Birmingham, AL 35243 as the secured party. The collateral was listed as "personal property, which is leased by Secured Party to Debtor and is not owned by Debtor..."

- On 7/6/00 and 7/13/00, a UCC-1 (Filing No. 0000542053) was filed in both Dallas and Tarrant counties, Texas listing The Greenhouse Spa, Inc. with a address of 1171 107th Street, Grand Prairie, TX 75020 and The Greenhouse Spa, Inc., with an address of 7 East Skippack Pike, Ambler, PA 19002 as the Debtors and The Frost National Bank with addresses at 81 Wyman Street, Waltham, MA 02254 and P.O. Box 1600, San Antonio, TX 78296 as the Secured Party.

Schedule 4.33

Financial Statements

See Attached

GH Day Spas, Inc.
Consolidated
FINANCIAL STATEMENTS

	GHDS 12/31/00	GHDS 03/31/01	57th Street 12/31/00	57th Street 03/31/01	Combined 03/31/01
ASSETS					
Current Assets:					
Cash And Cash Equivalents	$114,491	$86,582	$27,518	$448	$87,030
Prepaid Expenses	98,169	92,805	13,553	8,536	101,341
Accounts Receivable	56,520	17,456	0	0	17,456
Retail Inventory and Supplies	933,013	1,090,261	196,206	180,848	1,271,109
Due from Related Parties	1,472,235	2,037,351	(1,472,235)	(2,037,351)	0
Total Current Assets	**2,674,428**	**3,324,455**	**(1,234,957)**	**(1,847,519)**	**1,476,936**
Fixed Assets:					
Leasehold Improvements	$8,204,065	$8,229,243	$3,341,699	$3,315,364	$11,544,607
Less: Accumulated Depreciation	(1,322,254)	(1,568,873)	(92,191)	(184,492)	(1,753,365)
Net Leasehold Improvements	$6,881,811	$6,660,370	$3,249,507	$3,130,871	$9,791,241
Furniture, Fixtures & Equipment	$3,331,368	$3,334,158	$436,896	$451,247	$3,785,405
Less. Accumulated Depreciation	(1,265,466)	(1,466,720)	(9,808)	(25,166)	(1,491,886)
Net Furniture, Fixtures & Equipment	$2,065,902	$1,867,438	$427,088	$426,080	$2,293,518
Computers & Peripherals	$157,242	$179,669	$32,538	$32,538	$212,207
Less Accumulated Depreciation	(49,434)	(62,590)	(813)	(2,439)	(65,029)
Net Computers & Peripherals	$107,808	$117,079	$31,724	$30,098	$147,177
Total Fixed Assets	**$9,055,521**	**$8,644,887**	**$3,708,319**	**$3,587,050**	**$12,231,937**
Other Assets	$571,682	$553,691	$32,295	$39,107	$592,798
TOTAL ASSETS	**$12,301,631**	**$12,523,033**	**$2,505,658**	**$1,778,638**	**$14,301,671**

GH Day Spas, Inc.
Consolidated
FINANCIAL STATEMENTS

	GHDS 12/31/00	GHDS 03/31/01	57th Street 12/31/00	57th Street 03/31/01	Combined 03/31/01
LIABILITIES					
Current Liabilities:					
Accounts Payable and Accrued Expenses	$2,677,721	$2,309,437	$1,033,428	$837,099	$3,146,536
Deferred Liability	3,095,633	2,791,971	100,072	184,481	2,976,452
Deferred Revenue	617,163	438,414	-	$0	438,414
Accrued Interest	34,585	74,676	32,686	72,138	146,814
Current Portion of long-Term Debt	590,041	582,495	0	0	582,495
Total Current Liabilities	$7,015,143	$6,196,993	$1,166,185	$1,093,718	$7,290,711
Due to Shareholder	497,752	2,243,298	(103,900)	(103,900)	2,139,398
Notes Payable	4,154,441	4,154,441	3,800,000	3,800,000	7,954,441
Notes Payable, Related Party	5,094,414	5,094,414			5,094,414
TOTAL LIABILITIES	$16,761,750	$17,689,146	$4,862,285	$4,789,818	$22,478,964
SHAREHOLDERS' DEFICIT					
Common Stock	$1,000	$1,000	$0	$0	$1,000
Total Common Stock	$1,000	$1,000	$0	$0	$1,000
Accumulated Deficit					
Beginning Balance	($1,986,748)	($4,461,119)	$0	($2,356,628)	($6,817,747)
Current Year	(2,474,371)	(705,994)	(2,356,628)	(654,553)	(1,360,547)
Total Accumulated Deficit	($4,461,119)	($5,167,113)	($2,356,628)	($3,011,180)	($8,178,293)
TOTAL SHAREHOLDERS' DEFICIT	($4,460,119)	($5,166,113)	($2,356,628)	($3,011,180)	($8,177,293)
TOTAL LIABILITIES & SHAREHOLDERS' DEFICIT	$12,301,631	$12,523,033	$2,505,658	$1,778,638	$14,301,671

GH Day Spas, Inc.
Consolidated
FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS

	GHDS 12/31/00	GHDS 03/31/01	57th Street 12/31/00	57th Street 03/31/01	Combined 03/31/01
REVENUE:					
Service Revenue		$2,485,448		$249,855	$2,735,303
Retail Sales And Other Income		420,997		61,594	482,591
Discounts And Promotions		(39,580)		(16,745)	(56,325)
NET REVENUE		2,866,865		294,704	3,161,569
COST of SERVICES:					
Salaries To Service Staff		423,020		183,816	606,836
Commission On Services		409,273		45,643	454,916
Payroll Burden And Fringes		128,875		34,529	163,404
Cost Of Goods Sold		118,400		19,815	138,215
Supplies		55,656		15,669	71,325
TOTAL COST OF SERVICES		1,135,224		299,472	1,434,696
GROSS OPERATING PROFIT		1,731,641		(4,767)	1,726,874
VARIABLE COSTS:					
General And Administrative		780,443		97,091	877,534
Marketing		31,793		125,205	156,998
Total Variable Costs:		812,236		222,296	1,034,532
FIXED COSTS:					
Lease Expense		685,103		154,593	839,696
Other Fixed Costs		98,072		2,148	100,220
Total Fixed Costs		783,175		156,741	939,916
NET OPERATING INCOME (LOSS)		136,230		(383,805)	(247,575)
NON-OPERATING EXPENSES:					
Corporate Overhead		788,645		27,353	815,998
Interest Expense		65,082		133,919	199,001
Provision for Doubtful Accounts		17,454			17,454
Trade Payable Settlements		(491,515)			(491,515)
Amortization		1,529		26,953	28,482
Depreciation		461,029		82,522	543,551
TOTAL NON-OPERATING EXPENSES		842,224		270,748	1,112,972
NET INCOME (LOSS)		($705,994)		($654,553)	($1,360,547)

GH Day Spas, Inc.
Consolidated
FINANCIAL STATEMENTS

STATEMENT Of CASH FLOW

	GHDS 12/31/00	GHDS 03/31/01	57th Street 12/31/00	57th Street 03/31/01	Combined 03/31/01
Cash Flow From Operating Activities:					
Adjustments To Reconcile net loss to net cash:		($705,994)		($654,553)	($1,360,547)
Adjustments To Reconcile Net Loss to Net Cash:					
Depreciation		461,029		82,522	543,551
Amortization		1,529		26,953	28,482
Changes in Current Assets and Liabilities:					
Prepaid Expenses		5,364		5,017	10,381
Receivables		39,065		-	39,065
Retail Inventory and Supplies		(157,248)		15,358	(141,890)
Other Assets		17,991		(6,812)	11,179
Current Liabilities		(850,695)		(111,919)	(962,614)
Net Cash Provided by (Used in) Operating Activities		(1,188,960)		(643,433)	(1,832,392)
Cash Flows From Investing Activities:					
Leasehold Improvements		(25,178)		26,335	1,157
Furniture, Fixtures & Equipment		(2,980)		(14,541)	(17,521)
Computers		(22,427)		-	(22,427)
					-
Net Cash Used in Investing Activities		(50,585)		11,794	(38,791)
Cash Flows From Financing Activities					
Short Term Debt		32,545		39,452	71,997
Long Term Debt		-		-	-
Shareholder Advances		1,745,546			1,745,546
Related Party Advances		(566,455)		565,116	(1,339)
Net Cash Provided by Financing Activities		1,211,636		604,568	1,816,204
Net Increase (Decrease) in Cash and Cash Equivalents		(27,909)		(27,070)	(54,979)
Cash and Cash Equivalents, Beginning of Year		114,491		27,518	142,009
Cash and Cash Equivalents, End of Period		$86,583		$448	$87,030

GH Day Spas, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2001

1. Organization

GH Day Spas, Inc and 57th Street Day Spa, LLC ("the Company") are in the business of providing spa services, in addition to the sale of retail and cosmetic products. These services and products include manicures, pedicures, massages, facials, water treatments, exfoliation of dried skin and laser hair removal. In addition, various Greenhouse and other retail products are sold

The Company had 11 operating day spa locations and 1 day spa under construction as of March 31, 2001. The operating day spas are licensed to do business in Beverly Hills, Birmingham, Dallas; Denver, Greenwich; Houston; Troy; Manhasset; Orlando; Newport Beach; and, New York City Construction is in process for a day spa in the Newtown Athletic Club in Newtown, Pa.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The combined financial statements include GH Day Spas, Inc and the 57th Street Day Spa, LLC, collectively (the "Company") Both entities are under common control. All significant balances and transactions between the companies have been eliminated.

Liquidity

During the quarter ended March 31, 2001, the Company incurred a loss from operations $1,360,547 and had a working capital deficit of $5,813,775. The deficit and loss is primarily as a result of the start-up costs associated with the continued growth of the Company.

The Company is currently implementing operational measures designed to increase the level of cash flow from operations The Company has initiated an effort to seek investors pursuant to the Company's business plan If these transactions are settled a significant amount of cash would be received, thus enabling the Company to operate past calendar year 2001 There can be no assurance that the Company will be successful in either the sale of an interest in the Company, or the receipt of the proceeds from a loan. The financial statements do not include any adjustments, relating to the recover ability and classification of asset carrying amounts; or, the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash on hand and deposits in other financial institutions with an original maturity of (90) days or less to be cash or cash equivalents.

GH Day Spas, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2001

Inventories

Inventories are reported utilizing the first in first out method and are stated at the lower of cost or market value.

Property and Equipment

Leasehold Improvements are carried at cost less accumulated depreciation. Leasehold Improvements are depreciated using the straight line method over the shorter of their economic life or the life of the lease.

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Furniture, fixtures and equipment are depreciated using the straight line method over the estimated useful life of the assets ranging from 3 to 7 years.

Deferred Revenue

Sales of laser hair removal packages are recorded as deferred income which is recognized as revenue when the services are provided by the Company to its customers.

Deferred Gift Certificate Liability

Gift Certificate Sales are deferred and recognized as revenue when utilized by the Company's customers. Gift certificates generally expire one year after issuance

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. All income taxes are the responsibility of the Company's shareholders.

Pension Plan

The Company supports a defined contribution 401(K) plan which is available to all eligible employees Participants contribute a percentage of their salaries to the plan's trust, subject to certain limitations Matching of employee contributions is at the Company. The Company did not make any contributions in the 1st quarter of 2001

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consists of cash and cash equivalents. The Company has its cash and cash equivalents placed with high quality, credit worth financial institutions. The balances at such institutions are in excess of federally insured limits periodically throughout the year

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; and, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable and accounts payable are reflected in the accompanying combined financial statements at cost, which approximate fair value.

Recently Issued Accounting Pronouncements

In March 2000, the Emerging Issues Task Force discussed Issue 00-02, "Accounting for Web Site Development Costs," (EITF 00-02) which became effective no later than June 2000 It requires capitalization and amortization of certain web site software costs in instances where the web site is used for internal use. Management has determined that the Company does not have any web site development costs as defined under EITF 00-02 and expects no effects upon adoption

3. Property and Equipment

At March 31, 2001, property and equipment consists of the following:

Leasehold Improvements	$11,544,607
Furniture, fixtures and equipment	3,997,612
Total Property and Equipment	$15,542,219
Less Accumulated Depreciation	(3,310,280)
Total Property and Equipment	$12,231,939

4. Acquisitions

On July 31, 2000, the Company acquired the net assets of Deborah Stone Spa & Perfumorie in consideration of a $250,000 note payable and the assumption of approximately $544,000 and $139,000 in deferred gift certificate liability and capital lease obligations, respectively The transaction was accounted for under the purchase accounting method The purchase price approximated the fair value of net assets acquired, resulting in no goodwill

On November 6, 2000, the Company acquired the assets and assumed the liabilities of a day spa, in the Portofinao Bay Hotel at Universal Escape in consideration of $1,400,000 note payable to Universal and approximately $544,000 (including purchase price adjustments) in cash The purchase price approximated the fair market value of net assets acquired, resulting in no goodwill

5. Accrued Expenses

Accrued expenses consist of the following:

	March 31, 2001
Payroll Costs	$241,215
Rent	129,962
Interest	146,814
Other	34,544
Total Accrued Expenses	$552,535

6. Debt:

Debt consists of the following.

Note payable, bank, payable monthly installments of interest only, accruing the greater of LIBOR plus 1 30% or prime less .025% (8.5% at March 31, 2001). The note automatically renews annually, in November, and is collateralized by a $2,000,000 deposit by a potential investor	$1,800,000
Note payable, corporation, payable annual installments of interest only, accruing at 7.5% through April 2001 and 9 5% through April 2002, maturing in April 2002	2,000,000
Note payable, corporation, payable annual installments of interest only, accruing at 10% per annum beginning July 2001, maturing in October 2002	1,400,000
Note payable, corporation, due the previous owner of the Company's spas acquired in June 1999, maturing November 2005. The corporation has the option of converting the note into common shares of the Company	2,000,000
Note payable, individual, due to the previous owner of one of the Company's spas, payable in monthly installments	

of interest only, accruing at 8% per annum, maturing in June 2001.	250,000
	7,450,000
Less - current portion	(250,000)
Long Term Debt	$7,200,000

The following is the maturity schedule of the long term debt for the next 5 years and thereafter.

Year Ending December 31,	
2001	$250,000
2002	1,400,000
2003	0
2004	0
2005	5,800,000
	$7,450,000

7. Capital Lease Obligations

During the year end December 31, 2000, the Company entered into and assumed capital lease obligations of approximately $1,140,000 for various property and equipment. The leases provide for 48 to 60 monthly payments ranging from $2,322 to $15,880. The Company is required to purchase the equipment at the end of the lease term at the lesser of 10% of original cost, or fair market value. The Company has deposited $500,000 in the form of a certificate of deposit at a federally insured institution as collateral for the three leases. As of March 31, 2001, the assets acquired under the capital leases have a cost of approximately $1,140,000 and accumulated depreciation of approximately $58,715

Future minimum lease payments under these capital leases for the next 5 years; and, thereafter is as follows:

Year Ending December 31,	Amount
2001	361,717
2002	361,717
2003	361,717
2004	361,717
Total future minimum lease payments	1,382,907
Less Interest imputed at 10%	299,097
Present value of future minimum lease payments	1,083,810
Less Current Portion	332,369
Capital Lease Obligation less Current Portion	751,441

8. Commitments and Contingencies

Employment Agreement.

The Company has entered into an employment contract with its Medical Director through the year ending December 31, 2001. The contract provides for a minimum salary and incentives based on the Company attaining specified levels of sales and earnings. At December 31, 2000, the total commitment excluding incentives was $125,000.

Letter of Credits

There are 7 letters of credit issued to day spa landlords totaling $500,000. These letters of credit serve as security for 7 leases. The Company expects to meet its lease obligations. The Company has guaranteed a $200,000 letter of credit to the landlord of 57th Street

Guarantor Agreement

On July 5, 2000, the Company agreed to be a guarantor on a $5,100,000 credit facility to a Texas bank. The credit facility is comprised of a $4,000,000 term loan, a $600,000 line of credit and a $500,000 for letters of credit. The guarantee includes any and all payments of principal and interest.

Equity Agreement

On November 8, 2000, the Company agreed to sell up to a 23.6% interest for $5,625,000. The agreement provided for a loan to 57th Street of $2,000,000. In addition, the investor placed $2,000,000 in a New York City bank as cash collateral for a $1,800,000 loan, and a $200,000 letter of credit for the 57th Street Day Spa, LLC. The proceeds from the loan was utilized for the construction of 57th Street Day Spa, LLC. The operations is located at 127 E 57th Street, New York City. This agreement provides that on or before April 30, 2001, the investor will fund an additional $3,625,000 in the form of a Senior Convertible Note ("Note") depending upon the operating results for 2000. Based upon certain cumulative financial results for the years ending December 31, 2000 through 2004, the investor may own up to 23.6% of the Company. The Note has a 5 year term and an interest rate of 7.5%. Interest is payable semi-annually. Conversion can occur with a one day written notice or upon default. The Company has certain restrictions on the issuance of any additional stock or stock purchase rights or bulk sale of assets.

New Day Spa Agreements

The Company has entered into agreements to build and operate a day spa in Philadelphia and Newtown, Pa

Litigation

GH Day Spas, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2001

The Company is involved in claims and actions arising from the normal course of business. In the opinion of management, after consultation with counsel, the ultimate disposition of these matters is not expected to have a material effect on the financial condition of the Company

Operating Leases

The Company leases its facilities as well as office equipment and automobiles under operating leases. During the quarter ended March 31, 2001, the Company incurred approximately $840,000 in rental expense in non-cancelable operating leases.

Minimum annual commitments under operating leases at March 31, 2001 are as follows:

Year Ended December 31, 2000	Amount
2001	$3,111,144
2002	$3,227,883
2003	$3,239,681
2004	$3,145,075
2005	$3,111,690
Subsequent to 2005	$7,753,827
Total Minimum Lease Payments	$23,589,300

9. Employee Benefit Plan

The Company supports a defined benefit contribution 401(K) plan covering substantially all employees Participants contribute up to 15% of their annual compensation, subject to certain statutory requirements. Matching of participant contributions is at the discretion of the Company. The Company did not make any contributions to the Plan during the quarter ended March 31, 2001.

10. Related Party Transactions

Due to Shareholder

Due to Shareholder consists of amounts due Shareholders or entities owned and controlled by the Company's Shareholders. As of the quarter ended March 31, 2001, the Shareholders and related entities have advanced the Company $2,139,398. The proceeds from these advances were used for working capital purposes. The advances are non-interest bearing and require no monthly principal payments.

Note Payable, Affiliate

Notes payable, affiliate are due to a related entity owned and controlled by the Shareholders of the Company. The Notes were incurred with the acquisition of the Company's original 8 spas in June 1999; and, consist of a $4,000,000 term note, plus an additional $1,100,000 in the form of a revolving note and letters of credit.

Term Note - 9% at March 31, 2001	$3,994,414
Revolving Note - 8.5% at March 31, 2001	500,000
Letters of Credit - 8.5% at March 31, 2001	600,000
Total	$5,094,414

THE END

Schedule 5.4

Consents

None

Schedule 7.10

Certain Terms of Katzoff Employment Agreements

Term:	Two (2) years
Annual Salary:	$125,000.00
Bonus:	Opportunity to earn a performance based bonus as mutually agreed to by each of Gerald Katzoff and Lydia Katzoff, respectively, and Steiner.
Benefits:	Comparable to benefits enjoyed by Steiner officers in similar positions.
Non-Compete:	Five years from the termination of employment covering the spa and salon industries other than their respective involvement with that certain destination spa (i) located at 1171 107th Street, Grand Prairie, Texas and (ii) operated by the Seller Parties as of the date hereof.

Schedule 7.11

Certain Terms of License

Scope of License:	Non-exclusive, limited and revocable license relating to the use of the Greenhouse Mark.
Term:	15 years, subject to renewal on mutually agreeable terms (including reasonable renegotiation of the royalty).
Royalty:	Years 1-3 Greenhouse Spa, Inc. to pay Steiner 2.5% of its annual gross revenue from its operation of that certain destination spa located at 1171 107th Street, Grand Prairie, Texas (such revenues, the "AGR"). Years 4 & 5 Greenhouse Spa, Inc. to pay Steiner 3.5% of its AGR. Years 6-15 Greenhouse Spa, Inc. to pay Steiner 1% of its AGR. The Greenhouse Spa, Inc. will have the right to produce certain exclusive non-day spa products (including salad dressing and a cookbook) for a royalty fee, and otherwise on terms as may be agreed to among the parties hereto in good faith.

Schedule 15.12

Source and Use of Funds

Project	Location	Type	Amount
Newtown Athletic Club	Newtown, PA	Day Spa	$100,000
Deborah Stone/Greenhouse	Birmingham, AL	Day Spa	$100,000
TOTAL			$200,000